                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K
                            Report of Foreign issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                                   -----------

                          For the Month of January 2005
                  Material Change Report dated January 4, 2005

                                  ------------

                         (Commission File. No 0-20390).

                                   -----------

                            ID BIOMEDICAL CORPORATION
                            -------------------------
                  (Translation of registrant's name in English)

        1630 Waterfront Centre, 200 Burrard Street, Vancouver, BC V6C 3L6
        -----------------------------------------------------------------
              (Address of principal executive offices and zip code)

        Registrant's Telephone Number, including area code: 604-431-9314
                                                            ------------


Indicate by check mark whether the registrant  files or will file annual reports
under cover Form 20-F or Form 40-F:      Form 20-F         40-F  X
                                                  -----        -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes:          No:  X
    ------       -----

                             MATERIAL CHANGE REPORT

                                  FORM 51-102F3


ITEM 1.           NAME AND ADDRESS OF COMPANY

                  ID Biomedical Corporation (the "Company")
                  1630 Waterfront Center
                  200 Burrard Street
                  Vancouver, BC  V6C 3L6

                  Telephone: (604) 431-9314
                  Fax:       (604) 431-9378


ITEM 2.           DATE OF MATERIAL CHANGE

                  January 4, 2004.

ITEM 3.           NEWS RELEASE

                  A press release was issued by the Company before the opening of the Toronto Stock Exchange on January 4, 2005.

ITEM 4.           SUMMARY OF MATERIAL CHANGE

                  The Company announced that it has signed agreements with Alexandria Real Estate Equities, Inc. (NYSE: ARE) for the sale and leaseback of two ID Biomedical facilities: the newly constructed Vaccine Research Centre in Laval, Quebec, Canada; and a vaccine development facility in Northborough, Massachusetts, U.S.

ITEM 5.           FULL DESCRIPTION OF MATERIAL CHANGE

                  The Company signed agreements with Alexandria Real Estate Equities, Inc. (NYSE: ARE) for the sale and leaseback of two ID Biomedical facilities: the newly constructed Vaccine Research Centre in Laval, Quebec, Canada; and a vaccine development facility in Northborough, Massachusetts, U.S. The total purchase price to be paid at closing to ID Biomedical is approximately CAD $50 million. The closing of the transactions is subject to certain conditions. The Company expects to close the transactions by no later than January 31, 2005.

                  Upon closing, ID Biomedical will lease each of these properties from Alexandria for a period of 15 years. In addition, at each site ID Biomedical has secured three, five year options to extend the leases beyond the original term, meaning the Company has the option of maintaining its business operations at each facility for up to 30 years.

ITEM 6.           RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL
                  INSTRUMENT 51-102

                  Not applicable.

ITEM 7.           OMITTED INFORMATION

                  Not applicable.

ITEM 8.           EXECUTIVE OFFICER

                  For further information please contact:

                  Name:             Todd R. Patrick
                  Title:            President
                  Telephone:        (425) 482-2601

ITEM 9.           DATE OF REPORT

                  January 13, 2005.

Purchase Agreement                   30 Bearfoot Road, Northborough, MA - Page 1

                                                                     FINAL 12.23

                           PURCHASE AND SALE AGREEMENT

                          AND JOINT ESCROW INSTRUCTIONS

                                DECEMBER 23, 2004

                                  BY AND AMONG

                            ARE-MA REGION NO. 14, LLC
                      A DELAWARE LIMITED LIABILITY COMPANY
                                    "BUYER",

                   ID BIOMEDICAL CORPORATION OF NORTHBOROUGH,
                             A DELAWARE CORPORATION
                                    "SELLER",

                                       AND

                           ID BIOMEDICAL CORPORATION,
 A CORPORATION ORGANIZED UNDER THE BUSINESS CORPORATIONS ACT OF BRITISH COLUMBIA
                                   "GUARANTOR"

                                              30 Bearfoot Road, Northborough, MA

1.       AGREEMENT TO PURCHASE AND SELL..........................................................................3

2.       PURCHASE PRICE..........................................................................................3

         2.1.     Deposit........................................................................................3
         2.2.     Balance........................................................................................4

3.       DUE DILIGENCE...........................................................................................4

         3.1.     Property Documents.............................................................................4
         3.2.     Investigations.................................................................................4
         3.3.     Termination Right..............................................................................4
         3.4.     Insurance......................................................................................5
         3.5.     Indemnity and Repair...........................................................................5
         3.6.     Title..........................................................................................6
                  3.6.1.   Deliveries by Seller..................................................................6
                  3.6.2.   Buyer's Review of Title...............................................................6
                  3.6.3.   Seller's Obligations Regarding Title..................................................6
                  3.6.4.   Condition of Title at Closing.........................................................7

4.       REPRESENTATIONS AND WARRANTIES Of SELLER AND GUARANTOR..................................................7

         4.1.     Authority......................................................................................7
         4.2.     No Conflicts...................................................................................8
         4.3.     Preferential Rights............................................................................8
         4.4.     Property Documents.............................................................................8
         4.5.     No Leases......................................................................................8
         4.6.     Special Assessments or Condemnation............................................................8
         4.7.     Utilities......................................................................................8
         4.8.     Service Contracts..............................................................................9
         4.9.     Employees......................................................................................9
         4.10.    Bankruptcy.....................................................................................9
         4.11.    Existing Approvals.............................................................................9
         4.12.    Insurance......................................................................................9
         4.13.    Litigation.....................................................................................9
         4.14.    Compliance with Laws...........................................................................9
         4.15.    Environmental Materials.......................................................................10
                  4.15.1.  Definitions..........................................................................10
                  4.15.2.  Representations and Warranties.......................................................10
                  4.15.3.  Indemnification......................................................................11
         4.16.    Survival......................................................................................11
         4.17.    Seller's Knowledge............................................................................11
         4.18.    As-Is.........................................................................................11

5.       BUYER'S REPRESENTATIONS AND WARRANTIES.................................................................11

         5.1.     No Conflicts..................................................................................11

                                     Page i

                                              30 Bearfoot Road, Northborough, MA


         5.2.     Due Organization; Consents....................................................................12
         5.3.     Buyer's Authority; Validity of Agreements.....................................................12
         5.4.     As-Is.........................................................................................12
         5.5.     Survival......................................................................................13

6.       COVENANTS OF SELLER....................................................................................13

         6.1.     Title.........................................................................................13
         6.2.     Notice of Change in Circumstances.............................................................13
         6.3.     No Defaults; Maintenance of Property..........................................................13
         6.4.     Exclusive Negotiations........................................................................14
         6.5.     Development Activities........................................................................14
         6.6.     Service, Management Contracts.................................................................14
         6.7.     Insurance.....................................................................................14
         6.8.     Litigation....................................................................................14
         6.9.     Access........................................................................................14

7.       CONDITIONS PRECEDENT TO CLOSING........................................................................14

         7.1.     Buyer's Conditions............................................................................14
                  7.1.1.   Title................................................................................15
                  7.1.2.   Seller's Due Performance.............................................................15
                  7.1.3.   Condition of Property................................................................15
                  7.1.4.   Bankruptcy...........................................................................15
                  7.1.5.   No Moratoria.........................................................................15
                  7.1.6.   Board Approval.......................................................................16
         7.2.     Failure of Buyer's Conditions.................................................................16
                  7.2.1.   Waive and Close......................................................................16
                  7.2.2.   Terminate............................................................................16
         7.3.     Seller's Conditions...........................................................................16
                  7.3.1.   Buyer's Due Performance..............................................................16
                  7.3.2.   Completion of Canadian Transaction...................................................16
                  7.3.3.   Bankruptcy...........................................................................17
                  7.3.4.   No Moratoria.........................................................................17
                  7.3.5.   Board Approvals......................................................................17
         7.4.     Failure of Seller's Conditions................................................................17

8.       CLOSING................................................................................................17

         8.1.     Closing Date..................................................................................17
         8.2.     Closing Costs.................................................................................17

9.       CLOSING DELIVERIES.....................................................................................18

         9.1.     Deliveries by Seller and Guarantor to Escrow..................................................18
                  9.1.1.   Deed.................................................................................18
                  9.1.2.   Non-foreign Affidavit................................................................18
                  9.1.3.   Bill of Sale and Assignment..........................................................18
                  9.1.4.   New Lease............................................................................18

                                     Page ii

                                              30 Bearfoot Road, Northborough, MA


                  9.1.5.   Guarantee of New Lease...............................................................18
                  9.1.6.   Opinion of Counsel Re Guaranty.......................................................18
                  9.1.7.   Certificate of Seller and Guarantor..................................................18
                  9.1.8.   Evidence of Satisfaction of Corporate Excise Tax.....................................19
                  9.1.9.   Notice of Dissolution of Mechanics Lien..............................................19
                  9.1.10.  Proof of Authority...................................................................19
                  9.1.11.  Facility and Equipment Documentation.................................................19
                  9.1.12.  Other................................................................................19
         9.2.     Deliveries by Buyer...........................................................................19
                  9.2.1.   Balance, Prorations & Closing Costs..................................................19
                  9.2.2.   New Lease............................................................................19
                  9.2.3.   Certificate of Buyer.................................................................20
                  9.2.4.   Proof of Authority...................................................................20
                  9.2.5.   Other................................................................................20
         9.3.     Deliveries Outside of Escrow..................................................................20
                  9.3.1.   Service Contracts....................................................................20
                  9.3.2.   Intangible Property..................................................................20
                  9.3.3.   Property Documents...................................................................20
                  9.3.4.   Other................................................................................20

10.      PRORATIONS.............................................................................................20

         10.1.    Prorations....................................................................................21
                  10.1.1.  Income...............................................................................21
                  10.1.2.  Expenses.............................................................................21
                  10.1.3.  Adjustments..........................................................................21
                  10.1.4.  Tax Appeals..........................................................................21
                  10.1.5.  Generally............................................................................21
         10.2.    Preliminary Closing Statement.................................................................21

11.      ESCROW.................................................................................................22

         11.1.    Opening of Escrow.............................................................................22
         11.2.    Escrow Instructions...........................................................................22
         11.3.    Actions by Escrow Agent.......................................................................22
                  11.3.1.  Recording............................................................................22
                  11.3.2.  Funds................................................................................23
                  11.3.3.  Owner's Title Policy.................................................................23
                  11.3.4.  Delivery of Documents................................................................23
         11.4.    Conflicting Demands...........................................................................23
         11.5.    Real Estate Reporting Person..................................................................24
         11.6.    Destruction of Documents; Survival............................................................24

12.      RISK OF LOSS...........................................................................................24

         12.1.    Condemnation..................................................................................24
         12.2.    Casualty......................................................................................25

13.      DEFAULT................................................................................................25

                                     Page iii

                                              30 Bearfoot Road, Northborough, MA


         13.1.    Default by Buyer..............................................................................25
         13.2.    Default by Seller.............................................................................27

14.      BROKERS................................................................................................27


15.      CONFIDENTIALITY........................................................................................27

         15.1.    Buyer.........................................................................................27
         15.2.    Seller........................................................................................28

16.      MISCELLANEOUS PROVISIONS...............................................................................28

         16.1.    Governing Law.................................................................................28
         16.2.    Entire Agreement..............................................................................28
         16.3.    Modifications; Waiver.........................................................................29
         16.4.    Notices.......................................................................................29
         16.5.    Expenses......................................................................................30
         16.6.    Assignment....................................................................................30
                  16.6.1.  Seller's Right to Assign.............................................................30
                  16.6.2.  Buyer's Right to Assign..............................................................30
         16.7.    Severability..................................................................................30
         16.8.    Successors and Assigns; Third Parties.........................................................30
         16.9.    Counterparts..................................................................................31
         16.10.   Headings......................................................................................31
         16.11.   Time of the Essence...........................................................................31
         16.12.   Further Assistance............................................................................31
         16.13.   Number and Gender.............................................................................31
         16.14.   Construction..................................................................................31
         16.15.   Post-Closing Access to Records................................................................31
         16.16.   Exhibits......................................................................................31
         16.17.   Attorneys' Fees...............................................................................31
         16.18.   Business Days.................................................................................32
         16.19.   Limitations on Termination/Remedies...........................................................32

                                     Page iv

                                              30 Bearfoot Road, Northborough, MA


                                LIST OF EXHIBITS

EXHIBIT A          Legal Description
EXHIBIT B          Fixtures and Personal Property
EXHIBIT C          Intentionally Omitted
EXHIBIT D          Surveyor's Certificate
EXHIBIT E          Deed
EXHIBIT F          Service Contracts
EXHIBIT G          Approvals
EXHIBIT H          Non-Foreign Affidavit
EXHIBIT I          Bill of Sale and Assignment
EXHIBIT J          Form of New Lease
EXHIBIT K          Form of Memorandum of Lease
EXHIBIT L          Form of Guarantee of Lease
EXHIBIT M          Certificate of Seller and Guarantor
EXHIBIT N          Certificate of Buyer




                                     Page v

                                     30 Bearfoot Road, Northborough, MA - Page 2

                           PURCHASE AND SALE AGREEMENT
                          AND JOINT ESCROW INSTRUCTIONS

THIS PURCHASE AND SALE AGREEMENT AND JOINT ESCROW INSTRUCTIONS (this "AGREEMENT") is made and entered into as of December 23, 2004, by and among ARE-MA REGION NO. 14, LLC, a Delaware limited liability company ("BUYER"), ID BIOMEDICAL CORPORATION OF NORTHBOROUGH, a Delaware corporation ("SELLER"), and ID BIOMEDICAL CORPORATION, a corporation organized under the Business Corporations Act of British Columbia ("GUARANTOR"), for the purposes of setting forth the agreement of the parties and of instructing CHICAGO TITLE INSURANCE COMPANY ("ESCROW AGENT"), with respect to the transactions contemplated by this Agreement.

                                    RECITALS

         Upon and subject to the terms and conditions set forth in this Agreement, Seller desires to sell and Buyer desires to purchase the following (collectively, the "PROPERTY"):

                  (i) the fee interest in that certain real property commonly known as and located at 30 Bearfoot Road, Town of Northborough, County of Worcester, Commonwealth of Massachusetts, as legally described on EXHIBIT A attached hereto, together with all of Seller's rights, title and interest in and to all rights, privileges and easements appurtenant thereto or used in connection therewith, including, without limitation, all minerals, oil, gas and other hydrocarbon substances thereon, all development rights, air rights, water, water rights and water stock relating thereto, all strips and gores, and all of Seller's right, title and interest in and to any streets, alleys, easements, rights-of-way, public ways, or other rights appurtenant, adjacent or connected thereto or used in connection therewith (collectively, the "LAND");

                  (ii) all buildings, improvements and structures now or hereafter (to and including the Closing Date) included or located on or in the Land (collectively, the "IMPROVEMENTS");

                  (iii) all apparatus, equipment, appliances, and fixtures now or hereafter (to and including the Closing Date) located on or in the Land or the Improvements that are real property fixtures, built-in machinery or equipment, built-in casework and cabinets, or other items of personal property made an integral part of the Improvements, such as fume hoods, built-in cold rooms, built-in warm rooms, walk-in cold rooms, walk-in warm rooms, deionized water systems, glass washing equipment, cage washers, autoclaves, chillers, fermentors, built-in HVAC, plumbing, electrical and mechanical systems, and other tangible personal property built into the Improvements and used in connection with operation of the Real Property as a pilot vaccine manufacturing plant, including the (x) the items listed on EXHIBIT B attached hereto,
         (y) all "cGMP Systems" (for the purposes of this Agreement, all mechanical, electrical, plumbing and other systems supporting the operation of a pilot or commercial scale vaccine manufacturing plant within the Improvements, including but not limited to: Plant HVAC, Chilled Water, Plant Steam, Clean Steam, Water for Injection, Process and Instrument Compressed Air, Process Gases Distribution (O2, CO2, N2, etc.), Standby Power Generation, Uninterrupted Power

                                     30 Bearfoot Road, Northborough, MA - Page 3

         Supply, Wastewater Decontamination, Wastewater pH Neutralization, Building Management System, Alarm Monitoring and Reporting System, and
         (z) "Major Process Equipment" (for the purposes of this Agreement, all Steris Glassware Washer, Primus GMP Autoclave, Kuhlman GMP Autoclave, Kuhlman Waste Decontamination Autoclave, Gruenberg Depyrogenation Oven, Buffer/solution Prep Tanks (200L/400L/ 1000L), Clean-in-place skids, B. Braun 200L Production Fermentor, B. Braun 20L Seed Fermentor, Carr P-6 Harvest Centrifuge, Microfluidics Homogenizer, M&O Perry Filler, Fill/Finish Softwalled Clean Room (collectively, the "FIXTURES AND PERSONAL PROPERTY") (the Land, the Improvements, the Fixtures and the Personal Property are sometimes hereinafter collectively referred to as the "REAL PROPERTY"); and

                  (iv) all intangible property (collectively, the "INTANGIBLE PROPERTY") now or hereafter (to and including the Closing Date) owned by Seller and used in connection with the Land, the Improvements or the Personal Property, including, without limitation, building-specific trademarks and trade names, transferable licenses, architectural, site, landscaping or other permits, applications, approvals, authorizations and other entitlements, transferable guarantees and warranties covering the Land and/or Improvements, all contract rights (including rights under the Service Contracts (as hereinafter defined)), books, records, reports, test results, environmental assessments, as-built plans, specifications and other similar documents and materials relating to the use or operation, maintenance or repair of the Property and the operation of a pilot vaccine manufacturing plant thereon, or the construction or fabrication thereof, and all transferable utility contracts.

                                    AGREEMENT

         NOW, THEREFORE, in consideration of the foregoing Recitals which are incorporated herein by this reference, the mutual covenants contained in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Buyer and Seller hereby agree, and instruct Escrow Agent, as follows:

1.       AGREEMENT TO PURCHASE AND SELL.

         Subject to all of the terms and conditions of this Agreement, Seller agrees to sell, transfer and convey to Buyer, and Buyer agrees to acquire and purchase from Seller, the Property upon the terms and conditions set forth herein.

2.       PURCHASE PRICE.

         The purchase price for the Property (the "PURCHASE PRICE") shall be the sum of (REDACTED) payable as follows:

2.1. DEPOSIT. Not later than the date which is three (3) Business Days (as hereinafter defined) after the Execution Date (as hereinafter defined), Buyer shall deposit into Escrow the sum of $500,000 (which amount, together with any and all interest and dividends earned thereon, shall hereinafter be referred to as the "DEPOSIT"). For purposes of this Agreement, the "EXECUTION DATE" shall mean the date, after Seller has executed this Agreement, that written notice to Seller and Escrow Agent is delivered by Buyer advising

                                     30 Bearfoot Road, Northborough, MA - Page 4

         that Buyer has executed this Agreement (which notice shall be given not later than one (1) Business Day after Buyer has in fact executed this Agreement). Within three (3) Business Days after the Execution Date, Seller and Buyer shall confirm in writing the specific dates of deadlines under this Agreement based upon the Execution Date determined as provided above.

         Escrow Agent shall deposit the Deposit in a non-commingled trust account and shall invest the Deposit in insured money market accounts, certificates of deposit, United States Treasury Bills or such other liquid financial instruments as Buyer may instruct from time to time. In the event of the consummation of the purchase and sale of the Property as contemplated hereunder, the Deposit shall be paid to Seller at the Closing (as defined in SECTION 8 below) and credited against the Purchase Price. In the event the sale of the Property is not consummated because of the termination of this Agreement by Buyer in accordance with any right to so terminate provided herein, or the failure of any Buyer's Condition (hereinafter defined), or for any other reason except for a default under this Agreement solely on the part of Buyer, Buyer shall notify Escrow Agent in writing of the same, and the Deposit shall be immediately returned to Buyer.

2.2. BALANCE. On the Closing Date (as defined below), Buyer shall pay through Escrow to Seller the balance of the Purchase Price over and above the Deposit paid by Buyer under SECTION 2.1 above, by wire transfer of federal funds to Seller, net of all prorations and adjustments as provided herein.

3.       DUE DILIGENCE.

3.1. PROPERTY DOCUMENTS. Prior to the execution of this Agreement, Seller has, at Seller's sole cost and expense, delivered or made available to Buyer, to the extent such items are in Seller's possession or control, all of the documents described in paragraph 1(a) of that certain Access Agreement ("Access Agreement") dated October 18, 2004, between Seller and ID Biomedical Corporation of Washington (the "PROPERTY DOCUMENTS"). Buyer acknowledges that, except as expressly otherwise provided in
         Section 4 of this Agreement, Seller does not represent that any such Property Document is current, accurate or complete, and that Buyer is relying upon the Property Documents (if at all) at its own risk and Seller shall have no liability to Buyer for any error in or incompleteness of any Property Document.

3.2. INVESTIGATIONS. At all reasonable times from the Execution Date until the Due Diligence Termination Date or earlier termination of this Agreement, Buyer, its agents and representatives shall be entitled at Buyer's sole cost and expense to enter onto the Property to perform investigations thereof, in accordance with and subject to the terms of the Access Agreement (except the termination provision of paragraph 2 thereof).

3.3. TERMINATION RIGHT. Buyer shall have the right at any time on or before 5:00 p.m. (Los Angeles, California time) on the Execution Date (the "DUE DILIGENCE TERMINATION DATE") to terminate this Agreement if, during the course of Buyer's due diligence investigations of the Property, Buyer determines in its sole and absolute discretion that the Property is not acceptable to Buyer. Buyer may exercise such termination right by

                                     30 Bearfoot Road, Northborough, MA - Page 5

         delivering written notice of termination to Seller and Escrow Agent (a "DUE DILIGENCE TERMINATION NOTICE") on or before the Due Diligence Termination Date. Upon the timely delivery of such Due Diligence Termination Notice, (i) Escrow Agent shall immediately return the Deposit to Buyer, (ii) the parties shall equally share the cancellation charges of Title Company (as hereinafter defined) and Escrow Agent ("CANCELLATION CHARGES"), and (iii) this Agreement shall automatically terminate and be of no further force or effect and neither party shall have any further rights or obligations hereunder, other than pursuant to any provision hereof which expressly survives the termination of this Agreement. If Buyer has timely delivered to Escrow Agent a Due Diligence Termination Notice, no notice to Escrow Agent from Seller shall be required for the return of the Deposit to Buyer. If Buyer does not exercise such termination by delivery of the Due Diligence Termination Notice on or before the Due Diligence Termination Date, then Buyer's right to terminate this Agreement pursuant to this Section shall automatically lapse. Buyer hereby waives its right to terminate this Agreement pursuant to the provisions of this Section 3.3.

3.4. INSURANCE. Buyer agrees that from the Execution Date through the Due Diligence Termination Date, Buyer shall carry, or cause its agents and representatives that will enter the Property in connection with the investigations pursuant to SECTION 3.2 to carry, workers' compensation and all risk commercial general liability insurance in the amount not less than $2,000,000 per occurrence, $2,000,000 annual aggregate, from an insurance company rated at least A-VIII by Best's Insurance Guide, which insurance shall name Seller as an additional insured. Upon request, Buyer shall provide Seller with proof of such insurance prior to commencing Buyer's physical inspections of the Property.

3.5. INDEMNITY AND REPAIR. Buyer shall indemnify, defend, protect and hold harmless Seller and its directors, officers, agents, employees, representatives and managers from any and all claims, liabilities, demands, losses, costs, expenses (including reasonable legal fees, expenses and costs of investigation), damages or recoveries for injury to person or property arising out of or relating to any due diligence activities conducted pursuant to Section 3.2 or the acts or omissions of Buyer or its employees, agents and nominees on the Property; provided, however, that the mere discovery of environmental contamination at the Property shall not give rise to liability hereunder. This indemnity shall survive the termination of this Agreement or the Closing for a period of (REDACTED). Notwithstanding the foregoing, Buyer's indemnity hereunder shall not include any losses, cost, damage or expenses resulting from (x) the acts of Seller, its agents or representatives, or (y) the discovery of any pre-existing condition of the Property. In addition, following any such activities on or at the Property, unless otherwise directed in writing by Seller, Buyer shall restore the Property to the condition it was prior to such activities, including without limitation repairs and the re-compaction or removal of any disrupted soil or material as Seller may reasonably direct. All due diligence activities and restoration or repair work shall be in accordance with applicable laws, including without limitation, laws relating to worker safety and the proper disposal of discarded materials. Notwithstanding the foregoing, Buyer shall have no obligation to repair any damage caused by the acts or omissions of Seller, its agents or representatives or to remediate, contain, abate or control any pre-existing condition of the Property which existed prior to Buyer's entry thereon.

                                     30 Bearfoot Road, Northborough, MA - Page 6

3.6.     TITLE.
         -----

         3.6.1. DELIVERIES BY SELLER. Prior to the Execution Date, Seller shall have delivered to Buyer (a) Seller's existing owner's title insurance policy for the Property, together with legible copies of the underlying documents referenced therein, and (b) the most recently updated ALTA as-built survey for the Property. Not later than ten (10) days after the Execution Date, Buyer shall order (a) an ALTA extended coverage preliminary title report (the "PTR") issued by Chicago Title Insurance Company (in such capacity, "TITLE COMPANY"), together with legible copies of all documents referenced as exceptions therein, (b) a current As-Built American Land Title Association survey of the Property (the "SURVEY"), in form reasonably satisfactory to Buyer and Title Company, prepared by a surveyor licensed in the State where the Property is located and certified (using a surveyor's certificate in substantially the same form as the certificate attached hereto as EXHIBIT D) to Buyer and Title Company, and such other persons or entities as Buyer may, in its discretion, request; and (c) a UCC Search with regard to Seller and the Property (the "UCC SEARCH").

         3.6.2. BUYER'S REVIEW OF TITLE. Buyer shall have until the Due Diligence Termination Date to notify Seller in writing of any objection which Buyer may have to any exception reported in the PTR or of any matter shown on the Survey or in the UCC Search or any update thereof; PROVIDED, HOWEVER, that if any such update is received by Buyer, Buyer shall have an additional five (5) Business Days, regardless of the Due Diligence Termination Date or Closing Date, following Buyer's receipt of such update and legible copies of all documents referenced therein to notify Seller of objections to items shown on any such update. Exceptions reported in the PTR and matters shown on the Survey or the UCC Search (or any updates thereof) not objected to by Buyer as provided above, and the Lease and the Memorandum, and all matters caused or consented to (or deemed consent to) by Buyer shall be deemed to be "PERMITTED EXCEPTIONS."

         3.6.3. SELLER'S OBLIGATIONS REGARDING TITLE. As a condition to Closing, Seller shall take all action necessary to remove from title to the Property the following matters (or, in the alternative, Seller shall obtain for Buyer title insurance insuring over such matters, such insurance to be in form and substance satisfactory to Buyer in its sole discretion): (a) all exceptions to title and survey matters created by Seller on or after the Execution Date without the prior written consent of Buyer (which consent may be withheld in Buyer's sole and absolute discretion); (b) any and all liens and encumbrances affecting the Property which secure an obligation to pay money (other than installments of real estate taxes and assessments and similar government charges not delinquent as of the Closing); and (c) all taxes and assessments due and payable for any period prior to the Closing (collectively, the "OBLIGATORY REMOVAL EXCEPTIONS"). If, prior to the Closing, Seller is unable to remove or satisfactorily insure over any of the Obligatory Removal Exceptions, then, in addition to any and all other rights and remedies which Buyer may otherwise have hereunder, Buyer may (a) subject to Section 16.19, terminate this Agreement by delivering written notice to Seller and

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                                     30 Bearfoot Road, Northborough, MA - Page 7

                  Escrow Agent, in which case Escrow Agent shall return the Deposit to Buyer, the parties shall equally share the Cancellation Charges, Seller shall reimburse Buyer for all of Buyer's out-of-pocket costs and expenses reasonably incurred in connection with the transaction contemplated by this Agreement, and thereafter neither party shall thereafter have any rights or obligations to the other hereunder other than pursuant to any provision hereof which expressly survives the termination of this Agreement; (b) pursue an action for specific performance to compel Seller to remove the Obligatory Removal Exception; or (c) waive Buyer's objections to such Obligatory Removal Exception and proceed to a timely Closing whereupon such Obligatory Removal Exceptions shall be deemed "PERMITTED EXCEPTIONS." If, prior to the Closing, Seller notifies Buyer that it is unable or unwilling to remove or satisfactorily insure over any other exceptions or matters objected to by Buyer (other than Obligatory Removal Exceptions), then, in addition to any and all other rights and remedies which Buyer may have hereunder, Buyer may (x) subject to Section 16.19, terminate this Agreement by delivering written notice to Seller and Escrow Agent, in which case Escrow Agent shall return the Deposit to Buyer, the parties shall equally share the Cancellation Charges, and thereafter neither party shall thereafter have any rights or obligations to the other hereunder other than pursuant to any provision hereof which expressly survives the termination of this Agreement; or (y) waive Buyer's objections to such other exceptions and matters (other than Obligatory Removal Exceptions) and proceed to a timely Closing whereupon such other exceptions and matters shall be deemed "PERMITTED EXCEPTIONS").

3.6.4. CONDITION OF TITLE AT CLOSING. Upon the Closing, Seller shall sell, transfer and convey to Buyer indefeasible fee simple title to the Land and the Improvements thereon by a duly executed and acknowledged deed in the form of EXHIBIT E attached hereto (the "DEED"), subject only to the Permitted Exceptions.

4.       REPRESENTATIONS AND WARRANTIES OF SELLER AND GUARANTOR.

         Seller and Guarantor represent and warrant to and agree with Buyer that, as of the date hereof and as of the Closing Date:

4.1. AUTHORITY. Subject to satisfaction of the Seller Board Approval contingency described in Section 7.3.5, and the obtaining of the (REDACTED) Consent and Release described in Section 7.1.7, this Agreement and all other Seller Closing Documents (as defined herein) delivered at the Closing (i) have been duly authorized, executed, and delivered by Seller, and, to the extent Guarantor is a party thereto, by Guarantor; (ii) are binding obligations of Seller and Guarantor, respectively; (iii) are collectively sufficient to transfer all of Seller's rights to the Property; and (iv) do not violate the formation documents of Seller and Guarantor. Seller and Guarantor have obtained all required consents, releases, and approvals necessary to execute this Agreement and consummate the transaction contemplated by this Agreement, except as to the rights of (REDACTED) Agreement"). Seller further represents that it is a corporation, duly organized and existing in good standing under the laws of State of Delaware, with its principal place of business in Northborough, Massachusetts, and is qualified to do business in the Commonwealth of

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                                     30 Bearfoot Road, Northborough, MA - Page 8

         Massachusetts. Guarantor further represents that it is a corporation, duly organized and existing in good standing under the Business Corporations Act of British Columbia, with its principal place of business in Vancouver, British Columbia.

4.2. NO CONFLICTS. The execution and delivery of this Agreement, the consummation of the transactions herein contemplated, and compliance with the terms of this Agreement do not conflict with, nor, with or without notice or the passage of time or both, will the same result in a breach of any of the terms or provisions of, or constitute a default under, any indenture, deed of trust, mortgage, loan agreement, or other document, or instrument or agreement, oral or written, to which Seller or Guarantor is a party or by which Seller, Guarantor or the Property is bound, or any applicable regulation of any governmental agency, or any judgment, order or decree of any court having jurisdiction over Seller, Guarantor, or all or any portion of the Property.

4.3. PREFERENTIAL RIGHTS. Seller has not granted any options or rights of first refusal or rights of first offer to third parties to purchase or otherwise acquire an interest in the Property, except for the (REDACTED) Agreement. It is expressly understood and agreed that the (REDACTED) Agreement has not been and shall not be assumed by Buyer.

4.4. PROPERTY DOCUMENTS. The Property Documents delivered by Seller pursuant to the terms hereof (i) constitute all of the documents required to have been delivered pursuant to the Access Agreement, (ii) include photocopies of all of the material documents obtained by Seller in connection with its recent acquisition of the Property, and (iii) each such Property Document as delivered by Seller constitutes a true, correct and complete photocopy of the Property Document. To Seller's Knowledge, there are no material commitments or agreements affecting the Property which have not been disclosed by Seller to Buyer in writing. Seller is not in material default of Seller's obligations or liabilities pertaining to the Property or the Property Documents; nor, to Seller's Knowledge, are there facts, circumstances, conditions, or events which, after notice or lapse of time, would constitute such a default. Seller has not received notice or information that any party to any of the Property Documents considers a breach or default to have occurred.

4.5. NO LEASES. No third parties have any rights to occupy space at the Property, and there are no other documents or agreements binding upon the Property or Buyer after the Closing with respect to the rights and obligations of such third parties relating to the Property.

4.6. SPECIAL ASSESSMENTS OR CONDEMNATION. To Seller's Knowledge, there are no existing, proposed or contemplated (i) special assessments, or (ii) condemnation actions against the Property or any part thereof, except those (if any) disclosed by the PTR, and Seller has not received notice of any contemplated special assessments or eminent domain proceedings that would affect the Property.

4.7. UTILITIES. All water, sewer, electric, gas, telephone, and drainage facilities, and all other utilities required by law or for the normal operation of the Property are installed to the property lines of the Property, and have been connected to the Improvements and Seller

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                                     30 Bearfoot Road, Northborough, MA - Page 9

         has received no notices that service will be disconnected or reduced after the Execution Date.

4.8. SERVICE CONTRACTS. There are no third party service, maintenance, repair, management, leasing, or supply contracts or other third party contracts (including, without limitation, janitorial, elevator and landscaping agreements) affecting the Property, oral or written, that will remain binding on the Property or Buyer after the Closing, except as set forth on the schedule attached hereto as EXHIBIT F (the "SERVICE CONTRACTS"). Except as set forth on such schedule, all Service Contracts are cancelable without cost at the option of Seller or the then owner of the Property upon not more than 30 days prior written notice.

4.9. EMPLOYEES. There are no obligations of Seller or Guarantor concerning any pre-Closing employees of Seller or Guarantor which will be binding upon Buyer or the Property on and after the Closing.

4.10. BANKRUPTCY. No attachments, execution proceedings, assignments for the benefit of creditors, insolvency, bankruptcy, reorganization or other similar creditor proceedings are pending or threatened in writing against Seller or Guarantor.

4.11. EXISTING APPROVALS. The documents set forth on EXHIBIT G attached hereto (collectively, the "APPROVALS") are in full force and effect and, to Seller's Knowledge, constitute all necessary certifications, approvals, consents, authorizations, licenses, permits, easements, rights of way, and all valid, final and unconditional certificates of occupancy, or the equivalent permitting required by the applicable licensing agency, or required by any governmental authority in connection with the ownership, or occupancy of the Property. To Seller's Knowledge, all of the Approvals are transferable to Buyer without the necessity of any approval or consent or additional payment and no such transfer will affect the validity thereof.

4.12. INSURANCE. There are currently in effect the insurance policies described in Section 17 of the Lease. Seller has not received any notice or request from any insurance company requesting the performance of any work or alteration with respect to the Property that has not yet been completed. Seller has received no notice from any insurance company concerning, nor, to Seller's Knowledge, are there currently any defects or inadequacies in the Property which, if not corrected, would result in the termination of insurance coverage or increase its cost.

4.13. LITIGATION. There are no actions, suits or proceedings before any judicial or quasi-judicial body, pending, or to Seller's Knowledge, threatened, against or affecting all or any portion of the Property.

4.14. COMPLIANCE WITH LAWS. Seller has received no written notice from any governmental authority, and Seller has no Knowledge, of any condition currently or previously existing on the Property or any portion thereof which may constitute a violation of any applicable existing laws, rules, regulations, ordinances and orders of all applicable federal, state, city and other governmental authorities having jurisdiction over the Property in effect on the Execution Date (collectively, "LAWS"), including, without limitation, all Laws with

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                                    30 Bearfoot Road, Northborough, MA - Page 10

         respect to zoning, building, fire and health codes, environmental protection and sanitation and pollution control and the Americans with Disabilities Act, as amended.

4.15.    ENVIRONMENTAL MATERIALS.

         4.15.1.  DEFINITIONS.

                           (a) "ENVIRONMENTAL CLAIM" means any and all actions
                  (including, without limitation, investigatory, remedial or enforcement actions of any kind, administrative or judicial proceedings, and orders or judgments arising out of or resulting therefrom), costs, claims, damages (including, without limitation, punitive damages), expenses (including, without limitation, attorneys', consultants' and experts' fees, court costs and amounts paid in settlement of any claims or actions), fines, forfeitures or other civil, administrative or criminal penalties, injunctive or other relief (whether or not based upon personal injury, property damage, or contamination of, or adverse effects upon, the environment, water tables or natural resources), liabilities or losses arising from or relating to the presence or suspected presence of any Environmental Materials in, on, under, or about the Property or properties adjacent thereto.

                           (b) "ENVIRONMENTAL MATERIALS" means chemicals,
                  pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products or any other chemical, material, or substance that, because of its quantity, concentration, or physical or chemical characteristics, exposure to which is limited or regulated for health and safety reasons by any governmental authority, or which poses a significant present or potential hazard to human health and safety or to the environment if released into the workplace or the environment.

         4.15.2. REPRESENTATIONS AND WARRANTIES. Seller represents and warrants to and agrees with Buyer that, as of the date hereof, and as of the Closing Date: (i) each of the Property and Seller is in substantial compliance with all Laws relating to Environmental Materials, which compliance includes, but is not limited to, the possession by Seller of all permits and other governmental authorities required under applicable Laws, and compliance with the terms and conditions thereof; (ii) to Seller's Knowledge, Seller has not received any written communication that alleges that Seller or the Property is not in full compliance and there are no circumstances that may prevent or interfere with substantial compliance with such Laws in the future; (iii) to Seller's Knowledge, there is no Environmental Claim pending or threatened with regard to the Property; (iv) to Seller's Knowledge, there have been no past or present actions, activities, circumstances, conditions, events or incidents relating to the Environmental Materials in or on the Property that could form the basis of any Environmental Claim against Seller or against any person or entity, including, without limitation, persons or entities whose liability for any such Environmental Claim Seller has or may have retained or assumed either contractually or by operation of law; and
                  (v) without in any way limiting the generality of the foregoing, (a) Seller has not used, stored, generated, released, disposed or arranged for the disposal of Environmental Materials on the

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                                    30 Bearfoot Road, Northborough, MA - Page 11

                  Property, except in compliance with all Laws relating to Environmental Materials, (b) there are no underground storage tanks located on the Property, (c) there is no asbestos contained in or forming part of any Improvement, including, without limitation, any building, building component, structure or office space on the Property, and (d) no polychlorinated biphenyls (PCBs) are used or stored at the Property.

         4.15.3. INDEMNIFICATION. Seller hereby indemnifies and agrees to reimburse, defend, and hold Buyer harmless from, for and against all Environmental Claims arising from, asserted against, imposed on, or incurred by Buyer, directly or indirectly, in connection with (i) the breach of any representation or warranty set forth in SECTION 4.15.2 of this Agreement or (ii) any event or condition in or on the Property, whether known or unknown to Seller or disclosed in any report provided to Buyer, which results, directly or indirectly, in an Environmental Claim, to the extent such event or condition occurred, existed, or arose out of conditions that occurred or existed, or were caused, in whole or in part, on or before the Closing.

4.16. SURVIVAL. All of the representations, warranties and agreements of Seller and Guarantor set forth in this Section 4 shall be true upon the execution of this Agreement, shall be deemed to be repeated at and as of the Closing Date without the necessity of a separate certificate with respect thereto and shall survive the delivery of the Deed and the other Seller Closing Documents for a term of (REDACTED) months.

4.17. SELLER'S KNOWLEDGE. As used in this Agreement, the phrase "TO SELLER'S KNOWLEDGE" and words of similar import shall mean the actual current knowledge of Todd Patrick, Ronald Ellis, Paul Pinsonnault and Christopher Nesman, without inquiry or review of files and materials in the possession or control of such persons. Seller represents and warrants that the foregoing persons are those persons affiliated with Seller most knowledgeable regarding the ownership and operation of the Property, possessing the greatest experience and familiarity with the Property, that no other person presently or previously affiliated with Seller possesses any equal or greater familiarity and experience with the Property.

4.18. AS-IS. Except as otherwise expressly set forth herein, including, without limitation elsewhere in this SECTION 4, and except for those warranties, expressly set forth in the Deed or other Seller Closing Documents delivered at the Closing, Seller shall convey the Property to Buyer in its present "AS-IS" condition, without any warranties, expressed or implied.

5.       BUYER'S REPRESENTATIONS AND WARRANTIES.

         Buyer represents and warrants to and agrees with Seller that, as of the date hereof, and as of the Closing Date:

5.1. NO CONFLICTS. The execution and delivery of this Agreement, the consummation of the transactions herein contemplated, and compliance with the terms of this Agreement does

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                                    30 Bearfoot Road, Northborough, MA - Page 12

         not conflict with, nor, with or without notice or the passage of time or both, will the same result in a breach of any of the terms or provisions of, or constitute a default under, any indenture, deed of trust, mortgage, loan agreement, or other document or instrument to which Buyer is a party or by which Buyer is bound, or any applicable regulation of any governmental agency, or any judgment, order or decree of any court having jurisdiction over Buyer or all or any portion of the Property.

5.2. DUE ORGANIZATION; CONSENTS. Buyer is a limited liability company, duly organized and existing in good standing under the laws of the State of Delaware with its principal place of business in the State of California, and is qualified to do business in the Commonwealth of Massachusetts. All requisite action has been taken by Buyer in connection with entering into this Agreement, and will be taken prior to the Closing in connection with the execution and delivery of the Buyer Closing Documents and the consummation of the transactions contemplated hereby. No consent of any partner, shareholder, beneficiary, creditor, investor, judicial or administrative body, governmental authority or other party is required in connection herewith which has not been obtained.

5.3. BUYER'S AUTHORITY; VALIDITY OF AGREEMENTS. Buyer has full right, power and authority to purchase the Property from Seller as provided in this Agreement and to carry out its obligations hereunder. The individual(s) executing this Agreement and the instruments referenced herein on behalf of Buyer have the legal power, right and actual authority to bind Buyer to the terms hereof and thereof. This Agreement is, and the Buyer Closing Documents to be executed and delivered by Buyer in connection with this Agreement at Closing shall be, duly authorized, executed and delivered by Buyer and valid, binding and enforceable obligations of Buyer.

5.4. AS-IS. BUYER ACKNOWLEDGES THAT, EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN SECTION 4 OR OTHER PROVISIONS OF THIS AGREEMENT OR IN THE SELLER CLOSING DOCUMENTS, BUYER IS ACQUIRING THE PROPERTY AS-IS, WHERE-IS, AND WITH ALL FAULTS, AND WITHOUT ANY WARRANTIES OF ANY NATURE, EXPRESSED OR IMPLIED, IT BEING THE INTENTION OF SELLER AND BUYER EXPRESSLY TO NEGATE AND EXCLUDE ALL SUCH WARRANTIES, INCLUDING WITHOUT LIMITATION THE IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR ANY PARTICULAR PURPOSE, WARRANTIES CREATED BY ANY AFFIRMATION OF FACT OR PROMISE OR BY ANY DESCRIPTION OF THE PROPERTY CONVEYED HEREUNDER, OR BY ANY SAMPLE OR MODEL THEREOF, AND SOLELY IN RELIANCE ON BUYER'S OWN INSPECTIONS, EXAMINATIONS AND EVALUATIONS OF THE PROPERTY. Buyer specifically waives any statutory or common law right it may have to receive disclosures from Seller other than those factual confirmations set forth in this Agreement. Buyer agrees and acknowledges that, except to the extent of the express representations and warranties of Seller set forth in
         Section 4 of other provisions of this Agreement or in the Seller Closing Documents, no representations, statements or warranties have at any time been made by Seller or its agents or employees (including, without limitation, any representation or warranty as to the physical condition, quality, quantity or state of repair of the Property, or as to the condition, quality, quantity, operation, state of repair, or prospects of the Property in any

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                                    30 Bearfoot Road, Northborough, MA - Page 13

         respect). Buyer acknowledges that any oral or written statements of any managers, employees or other representatives of Seller shall not constitute representations of Seller and that Seller shall have no liability to Buyer for any errors in or incompetence of any such oral or written statements, and the scope of Seller's liability shall be limited to the covenants, representations and warranties set forth in this Agreement and in the Deed and other Seller Closing Documents.

5.5. SURVIVAL. All of the representations, warranties and agreement of Buyer set forth in this Section 5 shall be true upon the execution of this Agreement, shall be deemed to be repeated at and as of the Closing Date without the necessity of a separate certificate with respect thereto and shall survive the delivery of the Deed and the other Buyer Closing Documents for a term of (REDACTED) months.

6.       COVENANTS OF SELLER.

         In addition to the covenants and agreements of Seller set forth elsewhere in this Agreement, Seller covenants and agrees that between the date hereof and the Closing Date or the Termination Date:

6.1. TITLE. Seller shall not (a) directly or indirectly sell, assign or create any right, title or interest whatsoever in or to the Property,
         (b) take any action, create, commit, permit to exist or suffer any acts which would (i) give rise to a variance from the current legal description of the Land, or (ii) cause the creation of any lien, charge or encumbrance other than the Permitted Exceptions, or (c) enter into any agreement to do any of the foregoing without Buyer's prior written consent (which consent may be withheld in Buyer's sole and absolute discretion).

6.2. NOTICE OF CHANGE IN CIRCUMSTANCES. Seller shall promptly notify Buyer of any change in any condition with respect to the Property or any material portion thereof or of any event or circumstance of which Seller has Knowledge subsequent to the date of this Agreement which (a) materially, adversely affects the Property or any material portion thereof or the use or operation of the Property or any material portion thereof, (b) makes any representation or warranty of Seller to Buyer under this Agreement untrue or misleading in any material respect, or
         (c) makes any covenant or agreement of Seller under this Agreement incapable or less likely of being substantially performed, it being expressly understood that Seller's obligation to provide information to Buyer under this Section shall in no way relieve Seller of any liability for a breach by Seller of any of its representations, warranties, covenants or agreements under this Agreement.

6.3. NO DEFAULTS; MAINTENANCE OF PROPERTY. Seller shall not commit a material default with respect to the performance of any of its obligations relating to the Property, including, without limitation, the payment of all amounts due and the performance of all obligations with respect to the Service Contracts and any existing indebtedness relating to the Property. Subject to SECTION 12, Seller shall operate and maintain the Property in its current condition, reasonable wear and tear excepted, in accordance with all applicable Laws.

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                                    30 Bearfoot Road, Northborough, MA - Page 14

6.4. EXCLUSIVE NEGOTIATIONS. Seller shall (i) remove the Property from the market, and (ii) cease and refrain from any and all negotiations with any other prospective optionees or purchasers of the Property.

6.5. DEVELOPMENT ACTIVITIES. Seller shall not take any actions with respect to the development of the Property, including, without limitation, applying for, pursuing, accepting or obtaining any permits, approvals or other development entitlements from any governmental or other regulatory entities or finalizing or entering into any agreements relating thereto without Buyer's prior written consent (which consent may be withheld in Buyer's sole and absolute discretion).

6.6. SERVICE, MANAGEMENT CONTRACTS. Seller shall not enter into, extend, renew or replace any existing service or property management in respect of the Property without Buyer's prior written consent (which consent may be withheld in Buyer's sole and absolute discretion), unless the same shall be cancelable without penalty or premium, upon not more than thirty (30) days' notice from the owner of the Property and Seller shall immediately notify Buyer of any such new, extended, renewed or replaced contract.

6.7. INSURANCE. Seller will maintain its current insurance in place from the date hereof through the Closing Date or earlier termination of this Agreement. Seller hereby covenants to name Buyer as an additional insured under such insurance during the period between the Due Diligence Termination Date and the Closing Date.

6.8. LITIGATION. Seller shall not allow to be commenced on its behalf any action, suit or proceeding with respect to all or any portion of the Property without Buyer's prior written consent (which consent may be withheld in Buyer's sole and absolute discretion); provided, however, that Seller may initiate counterclaims and cross claims, and file third party complaints, in connection with any proceeding of the character described in Sections 4.10 or 4.13 brought against Seller without Buyer's consent. In the event Seller receives any notice of any proceeding of the character described in SECTIONS 4.10 or 4.13 which has not been previously disclosed to Buyer prior to the Closing, Seller shall promptly advise Buyer in writing.

6.9. ACCESS. At all reasonable times from the lapse or waiver of the termination right set forth in Section 3.3 until the Closing or earlier termination of this Agreement, Buyer, its agents and representatives shall be entitled at Buyer's sole cost and expense to enter onto the Property to conduct activities in preparation for transition of ownership of the Property, in accordance with and subject to the terms of the Access Agreement (except the termination provision of paragraph 2 thereof).

7.       CONDITIONS PRECEDENT TO CLOSING.

7.1. BUYER'S CONDITIONS. The obligation of Buyer to render performance under this Agreement is subject to the following conditions precedent (and conditions concurrent, with respect to deliveries to be made by the parties at Closing) ("BUYER'S CONDITIONS"), which conditions may be waived, or the time for satisfaction thereof extended, by Buyer only in a writing executed by Buyer; PROVIDED, HOWEVER, that any such waiver shall not

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                                    30 Bearfoot Road, Northborough, MA - Page 15

         affect Buyer's ability to pursue any remedy Buyer may have with respect to any breach hereunder by Seller. Notwithstanding the foregoing, any existing facts or circumstances disclosed to Buyer in a Property Document or within Buyer's Knowledge on the Due Diligence Termination Date shall not constitute a failure of a Buyer's Condition hereunder if Buyer failed to terminate this Agreement on or before the Due Diligence Termination Date as a result of such facts or circumstances, and the condition shall be deemed waived as it relates specifically (and only) to such facts or circumstances. As used in this Section, the phrase "WITHIN BUYER'S KNOWLEDGE" shall mean the actual current knowledge of Thomas Andrews and Jennifer Pappas, without inquiry or review of files and materials in the possession or control of such persons. Buyer represents and warrants that the foregoing persons are those persons affiliated with Buyer most knowledgeable regarding Buyer's due diligence investigations of the Property and that no other person presently or previously affiliated with Buyer possesses any equal or greater familiarity and experience with the results of those investigations.

         7.1.1. TITLE. On the Closing Date, Title Company shall be prepared and irrevocably committed to issue to Buyer an American Land Title Association extended coverage owner's policy of title insurance (Form B)-1970 (expressly deleting any creditor's rights exclusion) in favor of Buyer in an amount equal to the Purchase Price showing indefeasible fee simple title to the Property vested in Buyer, with those endorsements and reinsurance reasonably requested by Buyer and approved by Title Company prior to the Due Diligence Termination Date, subject only to the Permitted Exceptions (collectively, the "OWNER'S TITLE POLICY").

         7.1.2. SELLER'S DUE PERFORMANCE. All of the representations and warranties of Seller and Guarantor set forth in SECTION 4 shall be true and correct as of the Closing Date, and Seller and Guarantor, on or prior to the Closing Date, shall have complied with and/or performed all of the obligations, covenants and agreements required on the part of Seller and Guarantor to be complied with or performed pursuant to the terms of this Agreement, including, without limitation, the deliveries required to be made by Seller and Guarantor pursuant to SECTIONS 9.1 and 9.3 hereof.

         7.1.3. CONDITION OF PROPERTY. Subject to the provisions of SECTION 12 below, the physical condition of the Property shall be substantially the same on the Closing Date as on the Execution Date, except for reasonable wear and tear and any damages due to any act of Buyer or Buyer's representatives.

         7.1.4. BANKRUPTCY. No action or proceeding shall have been commenced by or against Seller or Guarantor under the federal bankruptcy code or any state law for the relief of debtors or for the enforcement of the rights of creditors and no attachment, execution, lien or levy shall have attached to or been issued with respect to the Property or any portion thereof.

         7.1.5. NO MORATORIA. No moratorium, statute, regulation, ordinance, or federal, state, county or local legislation, or order, judgment, ruling or decree of any governmental agency or of any court shall have been enacted, adopted, issued,

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                                    30 Bearfoot Road, Northborough, MA - Page 16

                  entered or pending which would adversely affect Buyer's intended use of the Property.

         7.1.6. BOARD APPROVAL. Buyer hereby represents to Seller that Buyer has received the approval of the transaction contemplated by this Agreement by the Board of Directors of Alexandria Real Estate Equities, Inc.

         7.1.7. (REDACTED) CONSENT AND RELEASE. (REDACTED) shall have executed a consent and release of its rights under the (REDACTED) Agreement with respect to the Property, in a writing reasonably acceptable to Buyer (the "(REDACTED) CONSENT AND RELEASE").

7.2. FAILURE OF BUYER'S CONDITIONS. Subject and without limitation to Buyer's rights hereunder, including, without limitation, SECTION 13.2 hereof, if any of Buyer's Conditions have not been fulfilled within the applicable time periods, Buyer may:

         7.2.1. WAIVE AND CLOSE. Waive the Buyer's Condition and close Escrow in accordance with this Agreement, with or without a mutually satisfactory adjustment or abatement of the Purchase Price; or

         7.2.2. TERMINATE. Subject to Section 16.19, terminate this Agreement by delivering written notice to Seller and to Escrow Agent, in which event Escrow Agent shall return the Deposit to Buyer, Seller shall pay the Cancellation Charges, and Buyer shall be entitled to pursue any other rights and remedies which it may have against Seller in connection herewith.

7.3. SELLER'S CONDITIONS. The obligation of Seller to render performance under this Agreement is subject to the following conditions precedent (and conditions concurrent with respect to deliveries to be made by the parties at Closing) (collectively the "SELLER'S CONDITIONS"), which conditions may be waived by Seller only in a writing executed by Seller; provided, however, that any such waiver shall not affect Seller's ability to pursue remedy Seller may have with respect to any breach hereunder by Buyer:

         7.3.1. BUYER'S DUE PERFORMANCE. All of the representations and warranties of Buyer set forth in SECTION 5 hereof shall be true and correct as of the Closing Date, and Buyer, on or prior to the Closing Date, shall have complied with and/or performed all of the obligations, covenants and agreements required on the part of Buyer to be complied with or performed pursuant to the terms of this Agreement, including, without limitation, the deliveries required to be made by Buyer pursuant to Section 9.2 hereof.

         7.3.2. COMPLETION OF CANADIAN TRANSACTION. Buyer's affiliate, ARE-MA Region No. 15, LLC ("Affiliate") and Guarantor shall have closed the purchase and sale of certain premises in Laval, Quebec ("Canadian Property") as contemplated by a Purchase and Sale Agreement between Affiliate and Guarantor of even date herewith; PROVIDED, HOWEVER, that a wrongful default by Guarantor of its obligations under said Purchase and Sale Agreement (REDACTED) shall be deemed a waiver by Seller of this condition precedent.

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                                    30 Bearfoot Road, Northborough, MA - Page 17

         7.3.3. BANKRUPTCY. No action or proceeding shall have been commenced by or against Buyer under the federal bankruptcy code or any state law for the relief of debtors or for the enforcement of the rights of creditors and no attachment, execution, lien or levy shall have attached to or been issued with respect to the Property or any portion thereof.

         7.3.4. NO MORATORIA. No moratorium, statute, regulation, ordinance, or federal, state, county or local legislation, or order, judgment, ruling or decree of any governmental agency or of any court shall have been enacted, adopted, issued, entered or pending which would adversely affect Seller's intended use of the Property pursuant to the Lease.

         7.3.5. BOARD APPROVALS. Prior to the sixty (6th) Business Day after the Execution Date, Seller and Guarantor shall have each obtained from this respective boards of directors (and, in the case of Seller, from its sole shareholder, ID Biomedical Corporation of Washington) the approval and authorization for this Agreement and the transactions contemplated herein (collectively, the "Seller Board Approval") and shall have so notified Buyer.

         7.3.6. (REDACTED) CONSENT AND RELEASE. The (REDACTED) Consent and Release shall have been obtained.

7.4. FAILURE OF SELLER'S CONDITIONS. Subject to Section 16.19 hereof, in the event of the failure of a Seller's Condition, Seller may terminate this Agreement by delivery of written notice to Buyer and Escrow Agent, in which event Escrow Agent shall return the Deposit to Buyer, (unless such failure was the result of a default by Buyer, in which case Escrow Agent shall deliver the Deposit to Seller pursuant to Section 13.1), Buyer shall pay the Cancellation Charges, and neither party shall thereafter have any rights or obligations to the other hereunder.

8.       CLOSING.

8.1. CLOSING DATE. Subject to the provisions of this Agreement, the Closing shall take place on January 7, 2005. If, but only if Seller has caused all of the Buyer's Conditions (other than that set forth in Section 7.1.7) to have been satisfied or waived on January 7, 2005 (at 8:00 am
         EST), Seller may by notice to Buyer and Escrow Agent postpone the date for the Closing from January 7, 2005 to January 31, 2005, to allow additional time to secure the (REDACTED) Consent and Release. As used herein, the "CLOSING" shall mean the recordation of the Deed in the Official Records of the County of Worcester, Commonwealth of Massachusetts (the "OFFICIAL RECORDS"), and the "CLOSING DATE" shall mean the date upon which the Closing actually occurs.

8.2. CLOSING COSTS. Each party shall pay its own costs and expenses arising in connection with the Closing (including, without limitation, its own attorneys' and advisors' fees), except the following costs (the "CLOSING COSTS"), which shall be allocated between the parties as follows:

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                                    30 Bearfoot Road, Northborough, MA - Page 18

         8.2.1. Seller shall pay the cost of the Survey, all recording fees related to the transfer of ownership of the Property, (REDACTED) of all documentary transfer, stamp, sales and other taxes related to the transfer of the Property, (REDACTED) of Escrow Agent's escrow fees and costs, and (REDACTED) of the cost of the opinion delivered under Section 9.1.6 below.

         8.2.2. Buyer shall pay all premiums, costs and fees related to the delivery of the Owner's Title Policy, the cost of the UCC Search, (REDACTED) of all documentary transfer, stamp, sales and other taxes related to the transfer of the Property, and (REDACTED) of Escrow Agent's escrow fees and costs, and (REDACTED) of the cost of the opinion delivered under Section
                  9.1.6 below.

9.       CLOSING DELIVERIES.

9.1. DELIVERIES BY SELLER AND GUARANTOR TO ESCROW. Not less than two (2) Business Days prior to the Closing Date, Seller and Guarantor, at their sole cost and expense, shall deliver or cause to be delivered into Escrow the following documents and instruments, (collectively, the "Seller's Closing Documents"), each dated as of the Closing Date and executed by Seller and Guarantor, as appropriate, in addition to the other items and payments required by this Agreement to be delivered by
         Seller:

         9.1.1. DEED. The original executed and acknowledged Deed conveying the Property to Buyer or its nominee;

         9.1.2. NON-FOREIGN AFFIDAVIT. 2 originals of the Non-Foreign Affidavit in the form of EXHIBIT H attached hereto, each executed by Seller;

         9.1.3. BILL OF SALE AND ASSIGNMENT. 2 original counterparts of the Bill of Sale and Assignment in the form of EXHIBIT I attached hereto, each executed by Seller, pursuant to which Seller shall transfer to Buyer all the Personal Property and the Intangible Property, including, without limitation, the Property Documents, in each case free of all liens and encumbrances;

         9.1.4. NEW LEASE. Two (2) originals of a lease (the "Lease") between Seller, as tenant, and Buyer, as landlord, in the form of EXHIBIT J and a memorandum of lease (the "Memorandum") between Seller, or tenant, and Buyer, as landlord, in the form of EXHIBIT K and otherwise suitable for recordation, each executed by Seller;

         9.1.5. GUARANTEE OF NEW LEASE. 2 originals of a Guarantee of Lease ("Guarantor") from Guarantor, in the form of EXHIBIT L, each executed by Guarantor;

         9.1.6. OPINION OF COUNSEL RE GUARANTY. Opinion of counsel satisfactory to Buyer as to the due authority and enforceability of the Guarantee.

         9.1.7. CERTIFICATE OF SELLER AND GUARANTOR. Two (2) originals of a certificate, in the form of EXHIBIT M, each executed by Seller and Guarantor;

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                                    30 Bearfoot Road, Northborough, MA - Page 19

         9.1.8. EVIDENCE OF SATISFACTION OF CORPORATE EXCISE TAX. Waiver by the Commonwealth of Massachusetts Department of Revenue of the Massachusetts corporate excise tax lien, or evidence that the conveyance of the Property does not constitute a sale of all or substantially all of the property of Seller in the Commonwealth of Massachusetts;

         9.1.9. (REDACTED) CONSENT AND RELEASE. The (REDACTED) Consent and Release.

         9.1.10. PROOF OF AUTHORITY. Such proof of Seller's and Guarantor's authority and authorization to enter into this Agreement and the transaction contemplated hereby, and such proof of the power and authority of the individual(s) executing or delivering any instruments, documents or certificates on behalf of Seller and Guarantor to act for and bind Seller and Guarantor as may be reasonably required by Title Company or Buyer;

         9.1.11.  FACILITY AND EQUIPMENT DOCUMENTATION. Copies of the following:
                  (a) copies of all operation, maintenance, cleaning, changeover and metrology Standard Operating Procedures for the Fixtures and Personal Property; (b) validation protocols and reports, including all Installation Qualifications ("IQ") and Operations Qualifications ("OQ") for cGMP Systems and Major Process Equipment installed on the Property as of the Closing Date, and Process Qualifications ("PQ") for cGMP Systems and generic Major Process Equipment (such as Autoclaves, Depyro
                  Oven) installed on the Property as of the Closing Date; (c) environmental monitoring, maintenance and metrology records for the six-month period prior to the Closing; (d); facility monitoring and alarm records for the 12-month period prior to the Closing; (e) copies of any facility-related observations made by regulatory inspectors in the prior 12-month period, along with Seller's responses to these observations; and (f) all as-built drawings for all Improvements and cGMP Systems.

         9.1.12. OTHER. Such other documents and instruments, signed and properly acknowledged by Seller and Guarantor, if appropriate, as may be reasonably required by Buyer, Escrow Agent, or otherwise in order to effectuate the provisions of this Agreement and the Closing of the transactions contemplated herein, including, without limitation, reasonable or customary title affidavits and indemnities.

9.2. DELIVERIES BY BUYER. On or before the Closing, Buyer, at its sole cost and expense, shall deliver or cause to be delivered into Escrow the following funds, and the following documents and instruments (collectively, the "Buyer's Closing Documents"):

         9.2.1. BALANCE, PRORATIONS & CLOSING COSTS. The balance of the Purchase Price pursuant to SECTION 2 hereof and Buyer's share of prorations and Closing Costs (as hereinafter defined), as provided in SECTIONS 10 and 8.2, respectively;

         9.2.2. NEW LEASE. Two (2) originals of the Lease and the Memorandum, each executed by Buyer.

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                                    30 Bearfoot Road, Northborough, MA - Page 20

         9.2.3. BILL OF SALE AND ASSIGNMENT. 2 original counterparts of the Bill of Sale and Assignment in the form of EXHIBIT I attached hereto, each executed by Buyer, pursuant to which Seller shall transfer to Buyer all the Personal Property and the Intangible Property, including, without limitation, the Property Documents, in each case free of all liens and encumbrances;

         9.2.4. CERTIFICATE OF BUYER. Two (2) originals of a certificate, in the form of EXHIBIT N. executed by Buyer:

         9.2.5. PROOF OF AUTHORITY. Such proof of Buyer's authority and authorization to enter into this Agreement and the transaction contemplated hereby, and such proof of the power and authority of the individual(s) executing or delivering any instruments, documents or certificates on behalf of Buyer to act for and bind Buyer, as may be reasonably required by Title Company or Seller; and

         9.2.6. OTHER. Such other documents and instruments, signed and properly acknowledged by Buyer, if appropriate, as may reasonably be required by Escrow Agent or otherwise in order to effectuate the provisions of this Agreement and the closing of the transactions contemplated herein.

9.3. DELIVERIES OUTSIDE OF ESCROW. Seller shall deliver possession of the Property to Buyer upon the Closing, subject to the rights of Seller as tenant under the New Lease. Further, Seller hereby covenants and agrees, at its sole cost and expense, to deliver or cause to be delivered to deliver to Buyer, on or prior to the Closing, the following items (subject to retention by Seller of those items associated with its continuing obligations and rights under the Lease):

         9.3.1. SERVICE CONTRACTS. An original, fully executed counterpart of each of the Service Contracts being assumed by Buyer, and any amendments, modifications, supplements and restatements thereto, if in the possession of Seller, and otherwise a true and correct photocopy;

         9.3.2. INTANGIBLE PROPERTY. The original of each document evidencing the Intangible Property or rights to ownership and use thereof including the Approvals, if in the possession of Seller, and otherwise a true and correct photocopy;

         9.3.3. PROPERTY DOCUMENTS. To the extent not previously delivered, originals of all of the Property Documents, if in the possession of Seller, and otherwise true and correct photocopies;

         9.3.4. OTHER. Keys, combinations or card keys to all locks and security systems, pass cards, remote controls, security codes, computer software and other devices relating to access to the Improvements and such other documents and instruments, as may be reasonably required by Buyer or otherwise in order to effectuate the provisions of this Agreement and the Closing of the transactions contemplated herein.

10.      PRORATIONS.

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                                    30 Bearfoot Road, Northborough, MA - Page 21

10.1.    PRORATIONS.

         10.1.1. INCOME. Income, if any, from the Property, shall be prorated between Buyer and Seller as of the Closing Date to the extent actually collected.

         10.1.2. EXPENSES. Taxes, assessments, improvement bonds, service or other contract fees, utility costs, and other expenses affecting the Property with respect to any period in which the Closing Date occurs shall be prorated between Buyer and Seller as of the Closing Date. All non-delinquent real estate taxes or assessments on the Property shall be prorated based on the actual current tax bill, but if such tax bill has not yet been received by Seller by the Closing Date or if supplemental taxes are assessed after the Closing for the period prior to the Closing, the parties shall make any necessary adjustment after the Closing by cash payment to the party entitled thereto so that Seller shall have borne all taxes, including all supplemental taxes, allocable to the period prior to the Closing and Buyer shall bear all taxes, including all supplemental taxes, allocable to the period after the Closing.

         10.1.3. ADJUSTMENTS. If any expenses attributable to the Property and allocable to the period prior to the Closing are discovered or billed after the Closing, the parties shall make any necessary adjustment after the Closing by cash payment to the party entitled thereto so that Seller shall have borne all expenses allocable to the period prior to the Closing and Buyer shall bear all expenses allocable to the period from and after the Closing (subject to the obligations of Seller, as tenant under the New Lease, with respect thereto).

         10.1.4. TAX APPEALS. With respect to any property tax appeals or reassessments filed by Seller for tax years prior to the year in which the Closing occurs, Seller shall be entitled to the full amount of any refund or rebate resulting therefrom, and with respect to any property tax appeals or reassessments filed by Seller for the tax year in which the Closing occurs, Seller and Buyer (subject to the terms of the New Lease) shall share the amount of any rebate or refund resulting therefrom (after first paying to the pursing party all costs and expenses incurred in pursuing such appeal or reassessment) in proportion to their respective periods of ownership of the Property for such tax year;

         10.1.5. GENERALLY. For purposes of calculating prorations, Buyer shall be deemed to be in title to the Property, and therefore entitled to the income and responsible for the expenses, after 12:01 a.m. (Los Angeles, California time) on the Closing Date. All such prorations shall be made on the basis of the actual number of days of the month which shall have elapsed as of the day of the Closing and based upon the actual number of days in the month and a three hundred sixty-five (365) day year. The provisions of SECTION 10.1 shall survive the Closing for a period of one (1) year after the Closing.

10.2. PRELIMINARY CLOSING STATEMENT. Three (3) days prior to the Closing, Escrow Agent shall deliver to each of the parties for their review and approval a preliminary closing

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                                    30 Bearfoot Road, Northborough, MA - Page 22

         statement (the "PRELIMINARY CLOSING STATEMENT") based on an income and expense statement prepared by Seller, approved by Buyer, and delivered to Escrow Agent prior to said date, setting forth (i) the proration amounts allocable to each of the parties pursuant to this SECTION 10 and (ii) the Closing Costs allocable to each of the parties pursuant to
         SECTION 8.2 hereof. Based on each of the party's comments, if any, regarding the Preliminary Closing Statement, Escrow Agent shall revise the Preliminary Closing Statement and deliver a final, signed version of a closing statement to each of the parties at the Closing (the "CLOSING STATEMENT").

11.      ESCROW.

11.1. OPENING OF ESCROW. Promptly following the Execution Date, Buyer and Seller shall each cause a purchase and sale escrow ("ESCROW") to be opened with Escrow Agent by delivery to Escrow Agent of three (3) duplicate partially executed originals of this Agreement executed by Seller and Buyer. Upon receipt of such partially executed originals of this Agreement, Escrow Agent shall form three (3) duplicate original counterparts of this Agreement and telephonically confirm to Buyer and Seller the date upon which Escrow is opened (the "OPENING OF ESCROW"). On or immediately after the Opening of Escrow, Escrow Agent shall (a) confirm the same by executing and dating the three (3) duplicate original counterparts of this Agreement in the space provided for Escrow Agent, and (b) deliver a fully executed original of this Agreement to each of Seller and Buyer.

11.2. ESCROW INSTRUCTIONS. This Agreement shall constitute escrow instructions to Escrow Agent as well as the agreement of the parties. Escrow Agent is hereby appointed and designated to act as Escrow Agent and instructed to deliver, pursuant to the terms of this Agreement, the documents and funds to be deposited into Escrow as herein provided. The parties hereto shall execute such additional escrow instructions, not inconsistent with this Agreement as determined by counsel for Buyer and Seller, as Escrow Agent shall deem reasonably necessary for its protection, if any (as may be modified by and mutually acceptable to Buyer, Seller and Escrow Agent). In the event of any inconsistency between this Agreement and such additional escrow instructions, the provisions of this Agreement shall govern.

11.3. ACTIONS BY ESCROW AGENT. Provided that Escrow Agent shall not have received written notice from Buyer or Seller of the failure of any condition to the Closing or of the termination of the Escrow and this Agreement, when Buyer and Seller have deposited into Escrow the documents and funds required by this Agreement, and Title Company is unconditionally and irrevocably committed to issue the Owner's Title Policy concurrently with the Closing, Escrow Agent shall, in the order and manner herein below indicated, take the following actions:

         11.3.1. RECORDING. Following Title Company's acknowledgment that it is prepared and irrevocably committed to issue the Owner's Title Policy to Buyer, cause the Deed, the Memorandum, and any other documents which the parties hereto may mutually direct to be recorded in the Official Records and obtain conformed copies thereof for distribution to Buyer and Seller.

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                                    30 Bearfoot Road, Northborough, MA - Page 23

         11.3.2. FUNDS. Upon receipt of confirmation of the recordation of the Deed, the Memorandum, and such other documents as were recorded pursuant to SECTION 11.3.1 above, disburse all funds deposited with it by Buyer as follows:

                                    (a) Pursuant to the Closing Statement (as
                           hereinafter defined), retain for Escrow Agent's own account all escrow fees and costs, disburse to Title Company the fees and expenses incurred in connection with the issuance of the Owner's Title Policy, and disburse to any other persons or entities entitled thereto the amount of any other Closing Costs;

                                    (b) Disburse by wire transfer (in accordance
                           with supplemental escrow instructions submitted by Seller) to Seller an amount equal to the Purchase Price, less or plus the net debit or credit to Seller by reason of the prorations and allocation of Closing Costs provided for in SECTIONS 10 and 8.2. Seller's portion (as provided in SECTION 8.2) of the escrow fees, title fees and other Closing Costs shall be paid pursuant to CLAUSE (a) above; and

                                    (c) Disburse to Buyer any remaining funds in
                           the possession of Escrow Agent after payments pursuant to CLAUSES (a) and (b) above have been completed.

         11.3.3. OWNER'S TITLE POLICY. Cause Title Company to issue the Owner's Title Policy to Buyer.

         11.3.4. DELIVERY OF DOCUMENTS. Deliver to Buyer and Seller one original of each of all documents deposited into Escrow, other than the Deed, the Memorandum, and any other recorded documents.

11.4. CONFLICTING DEMANDS. Upon receipt of a written demand for the Deposit (a "DEPOSIT DEMAND") by Seller or Buyer (the "DEMANDING PARTY"), Escrow Agent shall promptly send a copy of such Deposit Demand to the other party (the "NON-DEMANDING PARTY"). Except in connection with the delivery of a Due Diligence Termination Notice (in which event the Deposit shall be immediately returned to Buyer), Escrow Agent shall hold the Deposit for 5 Business Days from the date of delivery by Escrow Agent of the Deposit Demand to the non-demanding party ("OBJECTION PERIOD") or until Escrow Agent receives a confirming instruction from the non-demanding party. In the event the non-demanding party delivers to Escrow Agent written objection to the release of the Deposit to the demanding party (an "OBJECTION NOTICE") within the Objection Period (which Objection Notice shall set forth the basis under this Agreement for objecting to the release of the Deposit), Escrow Agent shall promptly send a copy of the Objection Notice to the demanding party. In the event of any dispute between the parties regarding the release of the Deposit, Escrow Agent, in its good faith business judgment, may disregard all inconsistent instructions received from either party and may either (a) hold the Deposit until the dispute is mutually resolved and Escrow Agent is advised of such mutual resolution in writing by both Seller and Buyer, or Escrow Agent is otherwise instructed by a final non-appealable judgment of a court of competent jurisdiction, or (b)

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                                    30 Bearfoot Road, Northborough, MA - Page 24

         deposit the Deposit with a court of competent jurisdiction by an action of interpleader (whereupon Escrow Agent shall be released and relieved of any further liability or obligations hereunder from and after the date of such deposit). In the event Escrow Agent shall in good faith be uncertain as to its duties or obligations hereunder or shall receive conflicting instructions, claims or demands from the parties hereto (expressly excluding however a conflicting demand given by Seller after Buyer has delivered a Due Diligence Termination Notice and demand for the Deposit), Escrow Agent shall promptly notify both parties in writing and thereafter Escrow Agent shall be entitled (but not obligated) to refrain from taking any action other than to keep safely the Deposit until Escrow Agent shall receive a joint instruction from both parties clarifying Escrow Agent's uncertainty or resolving such conflicting instructions, claims or demands, or until a final non-appealable judgment of a court of competent jurisdiction instructs Escrow Agent to act.

11.5. REAL ESTATE REPORTING PERSON. Escrow Agent is designated the "real estate reporting person" for purposes of section 6045 of title 26 of the United States Code and Treasury Regulation 1.6045-4 and any instructions or settlement statement prepared by Escrow Agent shall so provide. Upon the consummation of the transaction contemplated by this Agreement, Escrow Agent shall file Form 1099 information return and send the statement to Seller as required under the aforementioned statute and regulation.

11.6. DESTRUCTION OF DOCUMENTS; SURVIVAL. Escrow Agent is hereby authorized to destroy or otherwise dispose of any and all documents, papers, instructions and other material concerning the Escrow at the expiration of 6 years from the later of (a) the Closing, (b) the final disbursement of any funds maintained in Escrow after the Closing, or
         (c) the final release of the Deposit following the termination of this Agreement. The provisions of this SECTION 11 shall survive the Closing or earlier termination of this Agreement until Escrow Agent's duties and obligations hereunder are fully and finally discharged.

12.      RISK OF LOSS.

12.1. CONDEMNATION. If, prior to the Closing Date, all or any portion of the Property is taken by condemnation or eminent domain (or is the subject of a pending or contemplated taking which has not been consummated), Seller shall immediately notify Buyer of such fact. In such event, Buyer shall have the option to terminate this Agreement by delivering written notice to Seller not later than 30 days after delivery of such notice from Seller. Upon such termination, Escrow Agent shall immediately return the Deposit to Buyer, the parties shall equally share the Cancellation Charges, and neither party shall have any further rights or obligations hereunder, other than pursuant to any provision hereof which expressly survives the termination of this Agreement. If Buyer does not elect to terminate this Agreement, Seller shall not compromise, settle or adjust any award without Buyer's prior written consent (which consent may be withheld in Buyer's sole and absolute discretion). At the Closing, Seller shall assign and turn over to Buyer, and Buyer shall be entitled to receive and keep all awards for such taking or pending or contemplated taking.

                                    30 Bearfoot Road, Northborough, MA - Page 25

12.2. CASUALTY. Prior to the Closing and notwithstanding the pendency of this Agreement, the entire risk of loss or damage or destruction of the Property shall be borne and assumed by Seller. If, prior to Closing any part of the Property is damaged or destroyed by casualty, Seller shall immediately notify Buyer of such fact. In such event, if the amount of such damage or destruction exceeds (REDACTED) Dollars in value, Buyer shall have the option to terminate this Agreement by delivering written notice to Seller not later than 30 days after delivery of any such notice from Seller. If Buyer is not entitled to or does not elect to terminate this Agreement, Seller shall assign and turn over, and Buyer shall be entitled to receive and keep, all insurance proceeds payable with respect to such damage or destruction (which shall then be repaired or not at Buyer's sole option and cost), plus Seller shall pay over to Buyer an amount equal to the deductible amount with respect to the insurance or uninsured amount and the parties shall proceed to Closing pursuant to the terms hereof without modification of the terms of this Agreement and without any reduction in the Purchase Price. If Buyer does not elect to terminate this Agreement by reason of any casualty, Buyer shall have the right to participate in any adjustment of the insurance claim and Seller shall not compromise, settle or adjust any such claim without Buyer's prior written consent (which consent may be withheld in Buyer's sole and absolute discretion).

13.      DEFAULT.

13.1. DEFAULT BY BUYER. IN THE EVENT THAT THE ESCROW AND THIS TRANSACTION FAIL TO CLOSE SOLELY AS A RESULT OF THE DEFAULT OF BUYER IN THE PERFORMANCE OF ITS OBLIGATIONS UNDER THIS AGREEMENT, BUYER AND SELLER AGREE THAT SELLER'S ACTUAL DAMAGES WOULD BE IMPRACTICABLE OR EXTREMELY DIFFICULT TO FIX AND THAT THE AMOUNT OF THE DEPOSIT REPRESENTS THE PARTIES' REASONABLE ESTIMATE OF SUCH DAMAGES. THE PARTIES THEREFORE AGREE THAT IN THE EVENT THAT ESCROW AND THIS TRANSACTION FAIL TO CLOSE SOLELY AS A RESULT OF THE DEFAULT OF BUYER IN THE PERFORMANCE OF ITS OBLIGATIONS HEREUNDER AND SELLER IS READY, WILLING AND ABLE TO PERFORM ITS OBLIGATIONS HEREUNDER, SELLER, AS SELLER'S SOLE AND EXCLUSIVE REMEDY, IS ENTITLED TO LIQUIDATED DAMAGES IN THE AMOUNT OF THE DEPOSIT (EXCLUSIVE OF INTEREST AND DIVIDENDS EARNED THEREON) THEN HELD BY ESCROW AGENT. IN THE EVENT ESCROW FAILS TO CLOSE SOLELY AS A RESULT OF BUYER'S DEFAULT AND SELLER IS READY, WILLING AND ABLE TO PERFORM ITS OBLIGATIONS HEREUNDER, THEN (1) THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF BUYER AND SELLER HEREUNDER AND THE ESCROW CREATED HEREBY SHALL TERMINATE, (2) ESCROW AGENT SHALL, AND IS HEREBY AUTHORIZED AND INSTRUCTED TO, RETURN PROMPTLY TO BUYER AND SELLER ALL DOCUMENTS AND INSTRUMENTS TO THE PARTIES WHO DEPOSITED THE SAME, (3) ESCROW AGENT SHALL DELIVER THE DEPOSIT (EXCLUSIVE OF INTEREST AND DIVIDENDS EARNED THEREON) THEN HELD BY ESCROW AGENT TO SELLER PURSUANT TO SELLER'S INSTRUCTIONS, AND THE

                                    30 Bearfoot Road, Northborough, MA - Page 26

         SAME SHALL BE THE FULL, AGREED AND LIQUIDATED DAMAGES, (4) ESCROW AGENT SHALL DELIVER TO BUYER ALL INTEREST AND DIVIDENDS EARNED ON THE DEPOSIT PRIOR TO THE DATE SET FOR THE CLOSING AND SHALL DELIVER TO SELLER ALL INTEREST AND DIVIDENDS EARNED ON THE DEPOSIT AFTER SUCH DATE, AND (5) BUYER SHALL PAY ALL CANCELLATION CHARGES. SELLER AND BUYER ACKNOWLEDGE THAT THEY HAVE READ AND UNDERSTAND THE PROVISIONS OF THIS SECTION 13.1, AND BY THEIR INITIALS

                                    30 Bearfoot Road, Northborough, MA - Page 27


         IMMEDIATELY BELOW AGREE TO BE BOUND BY ITS TERMS.

         --------------------------                   --------------------------
         Seller's Initials                            Buyer's Initials

13.2. DEFAULT BY SELLER. In the event of a breach or default by Seller which Seller fails to cure in accordance with the provisions of SECTION 16.19 below, then Buyer shall be entitled to pursue any remedy available to Buyer hereunder, at law or in equity, including, without limitation, the specific performance of this Agreement.

14.      BROKERS.

         Seller and Buyer each hereby represent, warrant to and covenant to each other that it has not dealt with any third party (other than (REDACTED) ("BROKER")) in a manner which would obligate the other to pay any brokerage commission, finder's fee or other compensation due or payable with respect to the transaction contemplated hereby other than a commission to be paid to Broker pursuant to a separate agreement, which shall be paid by Seller only upon the Closing of the purchase and sale contemplated hereby. Seller hereby indemnifies and agrees to protect, defend and hold Buyer harmless from and against any and all claims, losses, damages, costs and expenses (including attorneys' fees, charges and disbursements) incurred by Buyer by reason of any breach or inaccuracy of the representation, warranty and agreement of Seller contained in this SECTION 14. Buyer hereby indemnifies and agrees to protect, defend and hold Seller harmless from and against any and all claims, losses, damages, costs and expenses (including attorneys' fees, charges and disbursements) incurred by Seller by reason of any breach or inaccuracy of the representation, warranty and agreement of Buyer contained in this SECTION 14. The provisions of this SECTION 14 shall survive the Closing or termination of this Agreement for a period of one (1) year.

15.      CONFIDENTIALITY.

15.1. BUYER. Buyer agrees that until the Closing, except as otherwise provided herein or required by law and except for the exercise by Buyer of any remedy hereunder, Buyer shall (a) keep confidential the pendency of this transaction and the documents and information supplied by Seller to Buyer, and (b) disclose such information only to Buyer's agents, employees, contractors, consultants or attorneys, as well as lenders (if any), investment bankers, venture capital groups, investors, and title company personnel, with a need to know in connection with Buyer's review and consideration of the Property, provided that Buyer shall inform all persons receiving such information from Buyer of the confidentiality requirement and (to the extent within Buyer's control) cause such confidence to be maintained, and (c) upon the termination of this Agreement prior to the Closing, return to Seller promptly upon request all copies of documents and materials supplied by Seller. Disclosure of information by Buyer shall not be prohibited if that disclosure is of information that is or becomes a matter of public record or public knowledge as a result of the Closing of this transaction or from sources other than Buyer or its agents, employees, contractors, consultants or attorneys. Except to the extent disclosure is required by law or necessary in connection with the exercise of any remedy with the Agreement or the Lease, following the Closing Buyer shall exercise

                                    30 Bearfoot Road, Northborough, MA - Page 28

         commercially reasonable efforts to keep confidential the details of this Agreement but shall be entitled to disclose such general details as the existence and consummation of this Agreement, the identity of Buyer and Seller and the Purchase Price. If Buyer desires to issue a press release or public announcement of the sale contemplated by this Agreement, such release or announcement shall be issued jointly, and Seller and Buyer shall cooperate as to the contents thereof.

15.2. SELLER. Seller agrees that both prior to and after the Closing, except as otherwise provided herein or required by law, and except for the exercise by Seller of any remedy hereunder, Seller shall (a) keep confidential the pendency of this transaction with Buyer, the terms and conditions contained in the Agreement and the identity of Buyer and the relationship between Buyer and the entity to which Buyer may assign this Agreement or which Buyer designates as the party to whom Seller shall convey the Property at the Closing, and (b) disclose such information only to Seller's agents, employees, contractors, consultants or attorneys, as well as title company personnel, with a need to know such information in connection with effecting this transaction, provided that Seller shall inform all such persons receiving such confidential information from Seller of the confidentiality requirement and (to the extent within Seller's control) cause such confidence to be maintained. Disclosure of the pendency of this transaction by Seller shall not be prohibited if that disclosure is of information that is or becomes a matter of public record or public knowledge as a result of the Closing of this transaction or from sources other than Seller or its agents, employees, contractors, consultants or attorneys. Except to the extent disclosure is required by law (including but not limited to Canadian securities law) or necessary in connection with the exercise of any remedy with the Agreement or the Lease, following the Closing Seller shall exercise commercially reasonable efforts to keep confidential the details of this Agreement but shall be entitled to disclose such general details as the existence and consummation of this Agreement and the Purchase Price (but not the identity of Buyer without Buyer's express prior written consent). If Seller desires to issue a press release or public announcement of the sale contemplated by this Agreement, such release or announcement shall be issued jointly, and Seller and Buyer shall cooperate as to the contents thereof.

16.      MISCELLANEOUS PROVISIONS.

16.1. GOVERNING LAW. This Agreement and the legal relations between the parties hereto shall be governed by and construed and enforced in accordance with the laws of the Commonwealth of Massachusetts, without regard to its principles of conflicts of law.

16.2. ENTIRE AGREEMENT. This Agreement, including the exhibits and schedules attached hereto, and the Access Agreement, together constitute the entire agreement between Buyer and Seller pertaining to the subject matter hereof and supersedes all prior agreements, understandings, letters of intent, negotiations and discussions, whether oral or written, of the parties, and there are no warranties, representations or other agreements, express or implied, made to either party by the other party in connection with the subject matter hereof except as specifically set forth herein or in the documents delivered pursuant hereto or in connection herewith. Without limiting the foregoing, upon the execution of this Agreement, that certain Letter of Intent dated as of October 18, 2004,

                                    30 Bearfoot Road, Northborough, MA - Page 29


         between Buyer and Seller, shall terminate and be of no further force or effect. The Access Agreement is incorporated herein by this reference.

16.3. MODIFICATIONS; WAIVER. No supplement, modification, waiver or termination of this Agreement shall be binding unless executed in writing by the party to be bound thereby. No waiver of any provision of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

16.4. NOTICES. All notices, consents, requests, reports, demands or other communications hereunder (collectively, "NOTICES") shall be in writing and may be given personally, by reputable overnight delivery service or by facsimile transmission (with in the case of a facsimile transmission, confirmation by reputable overnight delivery service) to each of the parties at the following addresses:

         To Buyer:                  c/o Alexandria Real Estate Equities, Inc.
                                    135 N. Los Robles Ave.
                                    Suite 250
                                    Pasadena, California 91101
                                    Attention:          Corporate Secretary
                                                        RE:30 BEARFOOT ROAD, NORTHBOROUGH, MA
                                    Telephone:          (626) 578-0777
                                    Facsimile:          (626) 578-0770

         With A Copy To:            Wilmer Cutler Pickering Hale and Dorr LLP
                                    60 State Street
                                    Boston, MA 02109
                                    Attention:          Katharine E. Bachman, Esq.
                                    Telephone:          (617) 526-6216
                                    Facsimile:          (617) 526-5000

         To Seller:                 ID Biomedical Corporation
                                    19204 North Creek Parkway, Suite 100
                                    Bothell, Washington 98011
                                    Attention:          Mr. Todd Patrick, President and Director
                                    Telephone:          (425) 482-2601 ext. 6107
                                    Facsimile:          (425) 482-2502

         With A Copy To:            Heller Ehrman White & McAuliffe LLP
                                    701 Fifth Avenue, Suite 6100
                                    Seattle, WA 98104
                                    Attention:          John W. Hanley, Jr., Esq.
                                    Telephone:          (206) 389-6060
                                    Facsimile:          (206) 515-8919

         To Escrow Agent:           Chicago Title Insurance Company
                                    National Projects Group


                                    30 Bearfoot Road, Northborough, MA - Page 30


                                    700 S. Flower Street, Suite #800
                                    Los Angeles, CA  90017
                                    Attention:          Ms. Maggie Watson, Senior Vice President
                                    Telephone:          (213) 488-4337
                                    Facsimile:          (213) 488-4380

         or to such other address or such other person as the addressee party shall have last designated by written notice to the other party. Notices given by facsimile transmission shall be deemed to be delivered as of the date and time when transmission and receipt of such facsimile is when confirmed, and notices by overnight delivery service shall be deemed to be delivered when deposited with the courier service.

16.5.    EXPENSES. Subject to the allocation of Closing Costs provided in
         SECTION 8.2 hereof, whether or not the transactions contemplated by this Agreement shall be consummated, all fees and expenses incurred by any party hereto in connection with this Agreement shall be borne by such party.

16.6.    ASSIGNMENT.

         16.6.1. SELLER'S RIGHT TO ASSIGN. Seller shall not have the right, power, or authority to assign, pledge or mortgage this Agreement or any portion of this Agreement, or to delegate any duties or obligations arising under this Agreement, voluntarily, involuntarily, or by operation of law.

         16.6.2. BUYER'S RIGHT TO ASSIGN. Upon delivery of written notice to Seller and Escrow Agent, Buyer shall have the right, power, and authority to assign this Agreement or to delegate any duties or obligations arising under this Agreement, voluntarily, involuntarily or by operation of law, to any affiliate of Buyer. Upon such assignment, Buyer shall be relieved of all obligations under this Agreement and the Escrow. Buyer shall have the right, power, and authority to assign this Agreement or to delegate any duties or obligations arising under this Agreement, voluntarily, involuntarily or by operation of law, to any person or entity other than an affiliate of Buyer, with Seller's prior written consent (which consent shall not be unreasonably withheld or delayed). Upon such assignment, Buyer shall be relieved of all obligations under this Agreement and the Escrow.

16.7. SEVERABILITY. Any provision or part of this Agreement which is invalid or unenforceable in any situation in any jurisdiction shall, as to such situation and such jurisdiction, be ineffective only to the extent of such invalidity and shall not affect the enforceability of the remaining provisions hereof or the validity or enforceability of any such provision in any other situation or in any other jurisdiction.

16.8. SUCCESSORS AND ASSIGNS; THIRD PARTIES. Subject to and without waiver of the provisions of SECTION 16.6 hereof, all of the rights, duties, benefits, liabilities and obligations of the parties shall inure to the benefit of, and be binding upon, their respective successors and assigns. Except as specifically set forth or referred to herein, nothing herein expressed or implied is intended or shall be construed to confer upon or give to any person or entity,

                                    30 Bearfoot Road, Northborough, MA - Page 31

         other than the parties hereto and their successors or assigns, any rights or remedies under or by reason of this Agreement.

16.9. COUNTERPARTS. This Agreement may be executed in as many counterparts as may be deemed necessary and convenient, and by the different parties hereto on separate counterparts, each of which, when so executed, shall be deemed an original, but all such counterparts shall constitute one and the same instrument.

16.10. HEADINGS. The Section headings of this Agreement are for convenience of reference only and shall not be deemed to modify, explain, restrict, alter or affect the meaning or interpretation of any provision hereof.

16.11. TIME OF THE ESSENCE. Time shall be of the essence with respect to all matters contemplated by this Agreement.

16.12. FURTHER ASSISTANCE. In addition to the actions recited herein and contemplated to be performed, executed, and/or delivered by Seller, Guarantor, and Buyer, Seller, Guarantor and Buyer agree to perform, execute and/or deliver or cause to be performed, executed and/or delivered at the Closing or after the Closing any and all such further acts, instruments, deeds and assurances as may be reasonably required to consummate the transactions contemplated hereby.

16.13. NUMBER AND GENDER. Whenever the singular number is used, and when required by the context, the same includes the plural, and the masculine gender includes the feminine and neuter genders.

16.14. CONSTRUCTION. This Agreement shall not be construed more strictly against one party hereto than against any other party hereto merely by virtue of the fact that it may have been prepared by counsel for one of the parties.

16.15. POST-CLOSING ACCESS TO RECORDS. Upon receipt by Seller of Buyer's reasonable written request at anytime and from time to time within a period of 2 years after the Closing, Seller shall make available to Buyer and its accountants and designees, for inspection and copying during normal business hours and at Buyer's sole cost and expense, (i) all accounting records relating to the Property for the calendar year period ended December 31, 2003, and for the period from January 1, 2004 through the Closing Date, including, without limitation, all general ledgers, cash receipts, canceled checks and other accounting documents or information reasonably requested by Buyer and related to the Property, and (ii) all other records related to the Property, in either case whether in the possession or control of Seller or Seller's asset manager or other agent.

16.16. EXHIBITS. All exhibits attached hereto are hereby incorporated by reference as though set out in full herein.

16.17. ATTORNEYS' FEES. If any action is brought by either party against the other party, relating to or arising out of this Agreement, the transaction described herein or the enforcement hereof, the prevailing party shall be entitled to recover from the other party reasonable attorneys' fees, costs and expenses incurred in connection with the prosecution or defense

                                    30 Bearfoot Road, Northborough, MA - Page 32

         of such action (including the reasonable value of time devoted by a party's house counsel to such action). For purposes of this Agreement, the term "ATTORNEYS' FEES" or "ATTORNEYS' FEES AND COSTS" shall mean the reasonable fees and expenses of counsel to the parties hereto, which may include printing, photostating, duplicating and other expenses, air freight charges, and fees billed for law clerks, paralegals and other persons not admitted to the bar but performing services under the supervision of an attorney, and the costs and fees incurred in connection with the enforcement or collection of any judgment obtained in any such proceeding. The provisions of this Section shall survive the entry of any judgment, and shall not merge, or be deemed to have merged, into any judgment.

16.18. BUSINESS DAYS. As used herein, the term "BUSINESS DAY" shall mean a day that is not a Saturday, Sunday or legal holiday. In the event that the date for the performance of any covenant or obligation under this Agreement shall fall on a Saturday, Sunday or legal holiday under the laws of the Commonwealth of Massachusetts, the date for performance thereof shall be extended to the next Business Day.

16.19. LIMITATIONS ON TERMINATION/REMEDIES. Except as provided in Section 10 hereof, after the Due Diligence Termination Date, in the event of the occurrence of an event or the discovery of a factual matter which constitutes the basis for a failure of any of Buyer's Conditions or Seller's Conditions or a breach by Buyer or Seller hereunder, neither Buyer nor Seller shall have any right to exercise any right to terminate this Agreement unless and until the party seeking to assert such termination shall first notify the other party in writing of the same and shall specify with reasonable particularity in such notice the underlying event or factual matter at issue giving rise thereto and the recipient party shall fail within five (5) Business Days after receipt of such notice to take such actions as are necessary to effect a "cure" thereof to the reasonable satisfaction of the other party. Notwithstanding any other provision of this Agreement to the contrary, the Closing Date may be delayed for five (5) Business Days to the extent necessary to effect such cure.

                    [REMAINDER OF PAGE INTENTIONALLY BLANK.]

                                    30 Bearfoot Road, Northborough, MA - Page 33

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

BUYER: ARE-MA Region No. 14, LLC, a Delaware limited liability company

                         By:  ALEXANDRIA REAL ESTATE EQUITIES, L.P., a
                               Delaware limited partnership
                               By:  ARE-QRS Corp., as its general partner

                                    By:___________________________________
                                    Name:_________________________________
                                    Its:__________________________________


SELLER: ID Biomedical Corporation of Northborough, a Delaware corporation

                         By:_______________________________________
                         Name:_____________________________________
                         Its:______________________________________

GUARANTOR:               ID Biomedical Corporation, a corporation organized
                         under the Business Corporations Act of British Columbia

                         By:_______________________________________
                         Name:_____________________________________
                         Its:______________________________________

                                    30 Bearfoot Road, Northborough, MA - Page 34

ESCROW AGENT:

The undersigned Escrow Agent accepts the foregoing Agreement of Purchase and Sale and Joint Escrow Instructions and agrees to act as Escrow Agent under this Agreement in strict accordance with its terms.

CHICAGO TITLE INSURANCE COMPANY

By:____________________________________________
Name:__________________________________________
Its:___________________________________________

Date: _________________________________________

                                              30 Bearfoot Road, Northborough, MA


                                    EXHIBIT A

                                LEGAL DESCRIPTION

The following parcel(s) of land on Bearfoot Road in Northborough, Worcester County, Massachusetts:

PARCEL I:
---------

NORTHERLY:                 by Interstate Route 290 (no access), 125.29 feet;

EASTERLY:                  by other land now or formerly of R. John Griefen,
                           John M. Hines and Daniel G. Wheeler, Trustees,
                           837.80 feet;

SOUTHERLY:                 by Bearfoot Road, 290.16 feet;

WESTERLY:                  by other land now or formerly of R. John Griefen,
                           John M. Hines and Daniel G. Wheeler, Trustees,
                           607.50 feet;

NORTHWESTERLY:             by land of the Commonwealth of Massachusetts,
                           246.00 feet.

Being the premises shown as Lot 1 on a plan (the "1972 Plan") entitled, "Plan of land in Northborough, Mass." Dated June 20, 1972, by MacCarthy Engineering Services, Inc. and recorded with the Worcester District Registry of Deeds in Plan Book 372, Plan 104.

PARCEL II:
----------

NORTHERLY:                 by Interstate Route 290 (no access), 161.71 feet;

EASTERLY:                  by land now or formerly of Ten Bear Limited
                           Partnership, 885.31 feet;

SOUTHERLY:                 by Bearfoot Road, 89.31 feet;

WESTERLY:                  by other land now or formerly of Thirty Bear Limited
                           Partnership, 837.80 feet.

Being the premises shown as Lot No. 204A on a plan entitled, "Plan of Land in Northborough, Massachusetts, prepared for Ten Bear Limited Partnership, 40 Washington Street, Westborough, Massachusetts 01581", by Thompson-Liston Associates, Inc., Civil Engineers & Land Surveyors, 51 Main Street, P.O. Box 570, Boylston, Mass. 01505-0570, recorded with the Worcester District Registry of Deeds in Plan Book 744, Page 65.

                                              30 Bearfoot Road, Northborough, MA


PARCEL III:
----------

Lot 30A as shown on a plan of land entitled, "Plan of Land in Northborough, Massachusetts, Prepared for Ten Bear Limited Partnership, 40 Washington Street, Westborough, Massachusetts 01581", Dated January 18, 2000, Scale: 1 inch = 50 feet, Prepared by Thompson-Liston Associates, Inc., Civil Engineers & Land Surveyors, 51 Main Street, P.O. Box 570, Boylston, MA 01505-0570, Worcester District Registry of Deeds Plan Book 753, Plan 108 and bounded by the line described as follows:

Beginning at a point on the southerly location line of said Interstate 290 opposite Station 169+89.20 and extending thence, leaving said location S 27(Degree) 40' 41" W 246.00' feet; thence N 69(Degree) 39' 47" W 201.00' feet to a point again on the southerly location line of Interstate 290; thence northeasterly by a curve to the left having a radius of 8,200.00' a length of 337.00' to the point of beginning; said Parcel SR-1 containing an area of 24,134 feet, more or less.

                                              30 Bearfoot Road, Northborough, MA


                                    EXHIBIT B

                         FIXTURES AND PERSONAL PROPERTY

1      FAN F-1A
2      F-1A Dampers
3      F-1A Actuator
4      F-1A Stack & Guy Wires
5      F-1A Before Fan Dampers
6      F-1A Before Fan Actuator
7      FAN F-1B
8      F-1B Dampers
9      F-1B Actuator
10     F-1B Stack & Guy Wires
11     F-1B Before Fan Dampers
12     F-1B Before Fan Actuator
13     FAN F-4A
14     Filter Housing AF-8
15     AF-8 Dampers
16     F-4A Dampers
17     F-4A Actuator
18     F-4A Stack & Guy Wires
19     F-4A Before Fan Dampers
20     FAN F-4B
21     F-4B Dampers
22     F-4B Actuator
23     F-4B Stack & Guy Wires
24     F-4B Before Fan Dampers
25     F-1B Before Fan Actuator
26     Filter Housing AF-9
27     AF-9 Dampers
28     FAN F-4C
29     F-4C Dampers
30     F-4C Actuator
31     F-4C Stack & Guy Wires
32     F-4C Before Fan Dampers

                                              30 Bearfoot Road, Northborough, MA

33     F-4C Before Fan Actuator
34     FAN F-17A
35     F-17A Dampers
36     F-17A Actuator
37     F-17A Stack & Guy Wires
38     F-17A Before Fan Dampers
39     F-17A Before Fan Actuator
40     FAN F-17B
41     F-17B Dampers
42     F-17B Actuator
43     F-17B Stack & Guy Wires
44     F-17B Before Fan Dampers
45     F-17B Before Fan Actuator
46     FILTER HOUSING AF-10
47     FAN F-2
48     FAN F-3
49     FAN F-4
50     FAN F-7
51     FAN F-8
52     FAN F-9
53     FAN F-10
54     FAN F-11
55     FAN F-12
56     F-12 Dampers
57     F-12 Actuator
58     F-12 Stack & Guy Wires
59     FAN F-13
60     FAN F-14
61     F-14 Dampers
62     F-14 Actuator
63     FAN F-15
64     FAN F-16
65     FAN F-18
66     F-18 Dampers
67     F-18 Actuator
68     F-18 Stack & Guy Wires

                                              30 Bearfoot Road, Northborough, MA

69     FAN F-19
70     F-19 Dampers
71     F-19 Actuator
72     F-19 Stack & Guy Wires
73     FAN F-21
74     FAN F-22
75     FAN F-24
76     FAN F-25
77     F-25 Dampers
78     F-25 Actuator
79     F-25 Stack & Guy Wires
80     FAN F-26
81     F-26 Dampers
82     F-26 Actuator
83     F-26 Stack & Guy Wires
84     EXH. FAN EF-1
85     EXH. FAN EF-5
86     EXH. FAN EF-8
87     EXH. FAN EF-9
88     ROOF TOP UNIT RTU-1
89     RTU-1 Compressor #1
90     RTU-1 Compressor #2
91     RTU-1 OUTDOOR MOTOR #1
92     RTU-1 Outdoor Motor #2
93     RTU-1 Outdoor Motor #3
94     RTU-1 Outdoor Motor #4
95     RTU-1 Indoor Motor
96     RTU-1 Disconnect/Fuses/Heaters
97     RTU-1 Dampers
98     RTU-1 Actuators
99     RTU-1 Filter Box
100    ROOF TOP UNIT RTU-2
101    RTU-2 Compressor
102    RTU-2 Outdoor Motor
103    RTU-2 Indoor Motor
104    RTU-2 Combustion Valve/Burner

                                              30 Bearfoot Road, Northborough, MA

105    RTU-2 Filter Box
106    RTU-2 Damper
107    RTU-2 Actuator
108    RTU-2 Disconnect/Fuses/Heaters
109    ROOF TOP UNIT RTU-6
110    RTU-6 Compressor #1
111    RTU-6 Compressor #2
112    RTU-6 Outdoor Motor #1
113    RTU-6 Outdoor Motor #2
114    RTU-6 Indoor Motor
115    RTU-6 Combustion Valve/Burner
116    RTU-6 Filter Box
117    RTU-6 Damper
118    RTU-6 Actuator
119    RTU-6 Disconnect/Fuses/Heaters
120    ROOF TOP UNIT RTU-7
121    RTU-7 Indoor Motor
122    RTU-7 Filter Box
123    RTU-7 Damper
124    RTU-7 Actuator
125    RTU-7 Disconnect/Fuses/Heaters
126    ROOF TOP UNIT RTU-8
127    RTU-8 Compressor
128    RTU-8 Outdoor Motor
129    RTU-8 Indoor Motor
130    RTU-8 Filter Box
131    RTU-8 Damper
132    RTU-8 Actuator
133    RTU-8 Disconnect/Fuses/Heaters
134    ROOF TOP UNIT RTU-9
135    RTU-9 Compressor
136    RTU-9 Outdoor Motor
137    RTU-9 Indoor Motor
138    RTU-9 Filter Box
139    RTU-9 Damper
140    RTU-9 Actuator

                                              30 Bearfoot Road, Northborough, MA

141    RTU-9 Disconnect/Fuses/Heaters
142    ROOF TOP UNIT RTU-10
143    RTU-10 Compressor #1
144    RTU-10 Compressor #2
145    RTU-10 Outdoor Motor #1
146    RTU-10 Outdoor Motor #2
147    RTU-10 Indoor Motor
148    RTU-10 Combustion Valve/Burner
149    RTU-10 Filter Box
150    RTU-10 Damper
151    RTU-10 Actuator
152    RTU-10 Disconnect/Fuses/Heaters
153    ROOF TOP UNIT RTU-25
154    RTU-25 Compressor #1
155    RTU-25 Compressor #2
156    RTU-25 Outdoor Motor #1
157    RTU-25 Outdoor Motor #2
158    RTU-25 Indoor Motor
159    RTU-25 Combustion Valve/Burner
160    RTU-25 Filter Box
161    RTU-25 Damper
162    RTU-25 Actuator
163    RTU-25 Disconnect/Fuses/Heaters
164    ROOF TOP UNIT RTU-26
165    RTU-26 Compressor
166    RTU-26 Outdoor Motor
167    RTU-26 Indoor Motor
168    RTU-26 Filter Box
169    RTU-26 Damper
170    RTU-26 Actuator
171    RTU-26 Disconnect/Fuses/Heaters
172    REZNOR ROOF TOP FURNACE
173    RHEEM AC UNIT #1
174    RHEEM AC UNIT #2
175    ROOF DRAINS (16)
176    ROOF (CATCH-ALL)

                                              30 Bearfoot Road, Northborough, MA

177    BOILER B-1
178    B-1 Gas Burner
179    B-1 Ignition Controls
180    B-1 Disconnect/Fuses
181    B-1 Level Controls
182    B-1 Pressure Controls
183    B-1 Safety Relief Valves (2)
184    B-1 Nat. Gas Controls
185    B-1 Low Water Cut-off
186    B-1 Air Supply Dampers
187    B-1 Damper Actuators (3)
188    BOILER B-2
189    B-2 Gas Burner
190    B-2 Ignition Controls
191    B-2 Disconnect/Fuses
192    B-2 Level Controls
193    B-2 Pressure Controls
194    B-2 Safety Relief Valves (2)
195    B-2 Nat. Gas Controls
196    B-2 Low Water Cut-off
197    B-2 Air Supply Dampers
198    B-2 Damper Actuators (3)
199    BOILER B-3
200    B-3 Gas Burner
201    B-3 Ignition Controls
202    B-3 Disconnect/Fuses
203    B-3 Level Controls
204    B-3 Pressure Controls
205    B-3 Safety Relief Valves (2)
206    B-3 Nat. Gas Controls
207    B-3 Low Water Cut-off
208    B-3 Air Supply Dampers
209    B-3 Damper Actuators (3)
210    CONDENSATE RECEIVER TANK
211    CONDENSATE PUMP #1
212    CONDENSATE PUMP #2

                                              30 Bearfoot Road, Northborough, MA

213    DEAERATOR TANK
214    DEAERATOR PUMP #1
215    DEAERATOR PUMP #2
216    DEAERATOR PUMP #3
217    High Press. Steam Reg. PRV-1
218    High Press Steam Relief Valve
219    Med. Press. Steam Reg. PRV-2 & 2A
220    Med. Press Steam Relief Valve
221    Low Press. Steam Reg. PRV-3 & 3A
222    Low Press Steam Relief Valve
223    REHEAT HEAT EXCHANGER HX-1
224    1/3 Split-range Control for HX-1
225    2/3 Split-range Control for HX-1
226    GLYCOL HEAT EXCHANGER HX-2
227    1/3 Split-range Control for HX-2
228    2/3 Split-range Control for HX-2
229    Deaerator Flash Steam Regulator
230    UNIT HEATER UH-1
231    UNIT HEATER UH-2
232    Roof Hatch
233    Boiler Rm. Fixed Ladders
234    Boiler Rm. Egress Door
235    Boiler Feed Backflow Preventer
236    GLYCOL FEED TANK & PUMP
237    HOT WATER PUMP HWP-1
238    HOT WATER PUMP HWP-2
239    HOT WATER PUMP HWP-3
240    HOT WATER PUMP HWP-4
241    GLYCOL EXPANSION TANK EX-1
242    HOT WATER EXPANSION TANK EX-2
243    PRECISION HOT WATER BOILER
244    H.W.Boiler Steam Regulator
245    H.W.Boiler Heat Exchanger
246    H.W.Boiler Exch. Circ. Pump
247    H.W.Boiler Recirc. Pump
248    H.W.Boiler Relief Valve

                                              30 Bearfoot Road, Northborough, MA

249    H.W.Boiler Conden. Receiver CP-1
250    H.W. Chemical Treatment Sys.
251    AIR HANDLER AHU-2
252    AHU-2 Outside Air Dampers
253    AHU-2 Actuators
254    AHU-2 Primary Filter
255    AHU-2 Glycol Preheat Coil
256    AHU-2 Secondary Filter
257    AHU-2 Chilled Water Knock-out Coil
258    AHU-2 Fan/Drive/Motor
259    AHU-2 Disconnect/Fuses
260    AIR HANDLER AHU-3
261    AHU-3 Outside Air Dampers
262    AHU-3 Actuators
263    AHU-3 Primary Filter
264    AHU-3 Glycol Preheat Coil
265    AHU-3 Secondary Filter
266    AHU-3 Chilled Water Knock-out Coil
267    AHU-3 Fan/Drive/Motor
268    AHU-3 Disconnect/Fuses
269    AIR HANDLER AHU-4
270    AHU-4 Outside Air Dampers
271    AHU-4 Actuators
272    AHU-4 Primary Filter
273    AHU-4 Glycol Preheat Coil
274    AHU-4 Secondary Filter
275    AHU-4 Chilled Water Knock-out Coil
276    AHU-4 Fan/Drive/Motor
277    AHU-4 Disconnect/Fuses
278    AIR HANDLER AHU-5
279    AHU-5 Outside Air Dampers
280    AHU-5 Actuators
281    AHU-5 Primary Filter
282    AHU-5 Glycol Preheat Coil
283    AHU-5 Secondary Filter
284    AHU-5 Chilled Water Knock-out Coil

                                              30 Bearfoot Road, Northborough, MA

285    AHU-5 Fan/Drive/Motor
286    AHU-5 Disconnect/Fuses
287    AIR HANDLER AHU-6
288    AHU-6 Outside Air Dampers
289    AHU-6 Actuators
290    AHU-6 Primary Filter
291    AHU-6 Glycol Preheat Coil
292    AHU-6 Secondary Filter
293    AHU-6 Chilled Water Knock-out Coil
294    AHU-6 Fan/Drive/Motor
295    AHU-6 Disconnect/Fuses
296    AIR HANDLER AHU-7
297    AHU-7 Outside Air Dampers
298    AHU-7 Actuators
299    AHU-7 Primary Filter
300    AHU-7 Glycol Preheat Coil
301    AHU-7 Secondary Filter
302    AHU-7 Chilled Water Knock-out Coil
303    AHU-7 Fan/Drive/Motor
304    AHU-7 Disconnect/Fuses
305    AIR HANDLER AHU-8
306    AHU-8 Outside Air Dampers
307    AHU-8 Actuators
308    AHU-8 Primary Filter
309    AHU-8 Glycol Preheat Coil
310    AHU-8 Secondary Filter
311    AHU-8 Chilled Water Knock-out Coil
312    AHU-8 Fan/Drive/Motor #1
313    AHU-8 Fan/Drive/Motor #2
314    AHU-8 Disconnect/Fuses
315    AHU-8 Filter Housing
316    CHILLED WATER PUMP CHWP-1
317    CHILLED WATER PUMP CHWP-2
318    CHILLED WATER PUMP CHWP-3
319    CHILLED WATER PUMP CHWP-4
320    CHILLED WATER STORAGE TANK 1000GA.

                                              30 Bearfoot Road, Northborough, MA

321    CHILLED WATER EXPANSION TANK
322    CHILLED WATER CHILLER ACC-1
323    Chilled Water Chemical Treatment system
324    ACC-1 Compressor #1
325    ACC-1 Compressor #2
326    ACC-1 Condenser Fans (14)
327    ACC-1 Condenser Coils (4)
328    ACC-1 Evaporator
329    ACC-1 Refridgerant Relief Valves (2)
330    ACC-1 Water Pressure Relief Valve
331    ACC-1 Disconnect/Fuses
332    CHILLED WATER CHILLER ACC-2
333    ACC-2 Compressor #1
334    ACC-2 Compressor #2
335    ACC-2 Condenser Fans (14)
336    ACC-2 Condenser Coils (4)
337    ACC-2 Evaporator
338    ACC-2 Refridgerant Relief Valves (2)
339    ACC-2 Water Pressure Relief Valve
340    ACC-2 Disconnect/Fuses
341    CHILLED WATER CHILLER ACC-3
342    ACC-3 Compressor #1
343    ACC-3 Compressor #2
344    ACC-3 Condenser Fans (14)
345    ACC-3 Condenser Coils (4)
346    ACC-3 Evaporator
347    ACC-3 Refridgerant Relief Valves (2)
348    ACC-3 Water Pressure Relief Valve
349    ACC-3 Disconnect/Fuses
350    CHILLED WATER CHILLER ACC-4
351    ACC-4 Compressor #1
352    ACC-4 Compressor #2
353    ACC-4 Condenser Fans (10)
354    ACC-4 Condenser Coils (4)
355    ACC-4 Evaporator
356    ACC-4 Refridgerant Relief Valves (2)

                                              30 Bearfoot Road, Northborough, MA

357    ACC-4 Water Pressure Relief Valve
358    ACC-4 Disconnect/Fuses
359    CHILLED WATER CHILLER ACC-5
360    ACC-5 Compressor #1
361    ACC-5 Compressor #2
362    ACC-5 Condenser Fans (4)
363    ACC-5 Condenser Coils (2)
364    ACC-5 Evaporator
365    ACC-5 Refridgerant Relief Valves (2)
366    ACC-5 Water Pressure Relief Valve
367    ACC-5 Disconnect/Fuses
368    CHILLED WATER CHILLER ACC-6
369    ACC-6 Compressor #1
370    ACC-6 Compressor #2
371    ACC-6 Condenser Fans (4)
372    ACC-6 Condenser Coils (2)
373    ACC-6 Evaporator
374    ACC-6 Refridgerant Relief Valves (2)
375    ACC-6 Water Pressure Relief Valve
376    ACC-6 Disconnect/Fuses
377    EMERGENCY GENERATOR 800KW
378    Emer. Gen. Crankcase
379    Emer. Gen. Batteries
380    Emer. Gen. Air Filter
381    Emer. Gen. Cooling Sys.
382    Emer. Gen. Bearing
383    Emer. Gen. Block Heater
384    Emer. Gen. Governor
385    MULTI-MEDIA FILTER F-800
386    F-800 Filter Valve Head
387    WATER SOFTENER FILTER S-800
388    S-800 Filter Valve Head
389    Water Tempering Valve TV-4001
390    SOFTENER BRINE TANK TK-800
391    BOOSTER PUMP P-805
392    STERILIZER LIGHTS UV-800

                                              30 Bearfoot Road, Northborough, MA

393    STERILIZER LIGHTS UV-801
394    UV PUMP P-803
395    UV PUMP P-804
396    UV Pump Disconnect/Fuses
397    POLISHING FILTER F-803
398    POLISHING FILTER F-804
399    SMBS TANK TK-801
400    OSMONICS R.O. SKID
401    R.O. Control Panel
402    R.O. Pump P-108
403    R.O. Sepralator Housings (5)
404    R.O. Break Tank
405    R.O. CIP Tank T-802
406    R.O. Acid Metering Pump/Carboy
407    R.O. Resinbed Filters (4)
408    BOILER FEED WATER SOFTENER FILTERS (2)
409    MULTI-EFFECT STILL X-801
410    MES Control Panel
411    MES Disconnect/Fuses
412    MES Preheater
413    MES D.I. Water Feed Pump
414    MES Evaporator #1
415    MES Evaporator #2
416    MES Evaporator #3
417    MES Evaporator #4
418    MES Separator #1
419    MES Separator #2
420    MES Separator #3
421    MES Condenser
422    MES Steam Relief Valve
423    WFI STORAGE TANK T-801
424    WFI DISTRIBUTION SKID
425    WFI Control Panel
426    WFI Disconnect/Fuses
427    WFI Transfer Pump #3
428    WFI Transfer Pump #4

                                              30 Bearfoot Road, Northborough, MA

429    WFI Vari-frequency Drives (2)
430    WFI Hot Heat Exchanger HE-803
431    WFI Chilled Heat Exchanger HE-802
432    WFI Exchanger Relief Valves (2)
433    WFI Water Pressure Regulators (2)
434    CLEAN STEAM SKID CS-801
435    CS Control Panel
436    CS Disconnect/Fuses
437    CS D.I.Water Feed Pump
438    CS Preheater
439    CS Evaporator
440    CS Condenser
441    AIR COMPRESSOR #1    2-XCA-830A
442    Air Comp. #1 Crankcase
443    Air Comp. #1 Air Filter
444    Air Comp. #1 Intercooler
445    Air Comp. #1 Aftercooler
446    Air Comp. #1 Gear Casing Air Filter
447    Air Comp. #1 Motor Bearings
448    Air Comp. #1 Disconnect/Fuses
449    AIR COMPRESSOR #2    2-XCA-830B
450    Air Comp. #2 Crankcase
451    Air Comp. #2 Air Filter
452    Air Comp. #2 Intercooler
453    Air Comp. #2 Aftercooler
454    Air Comp. #2 Gear Casing Air Filter
455    Air Comp. #2 Motor Bearings
456    Air Comp. #2 Disconnect/Fuses
457    Air Comp. Control 2-XCA-830C
458    AIR DRYER - SAHARA
459    AIR DRYER FILTER F-01
460    AIR DRYER FILTER F-02
461    Air Dryer - Sahara Control
462    Air Dryer Coalescing Filters (2)
463    AIR TANK 2-CA-830R
464    Air Tank Relief Valve

                                              30 Bearfoot Road, Northborough, MA

465    Air Main Regulator
466    AIR MAIN FILTER F-1700A
467    AIR MAIN FILTER F-1700B
468    Air Main Relief Valve PSV-5504
469    Instrument Air Regulators (3)
470    Instrument Air Relief Valves (3)
471    VACUUM SYSTEM ROOM 216
472    Vacuum Pump
473    Vacuum Tank
474    Vacuum Crankcase
475    Vacuum Stage Cooling Air Filter
476    Vacuum Inlet Air Filter
477    Vacuum Shaft Bearings
478    Vacuum Disconnect/Fuses
479    VACUUM SYSTEM ROOM 210
480    Vacuum Pump
481    Vacuum Tank
482    Vacuum Crankcase
483    Vacuum Stage Cooling Air Filter
484    Vacuum Inlet Air Filter
485    Vacuum Shaft Bearings
486    Floor Drains - Room 216 (17)
487    Egress Door -  Room 216
488    Metal Stairs to Mezzanine Rm. 216
489    STEAM GENERATOR FOR HUMIDIFIERS
490    Steam Gen. Regulator
491    Steam Gen. Relief Valves (2)
492    Steam Gen. Heat Exchanger
493    Steam Gen. Flash Tank
494    BIOKILL START-UP TANK T-1601
495    BIOKILL START-UP PUMP P-1602
496    BioKill Start-up Controls
497    BioKill Start-up Disconnect/Fuses
498    BIOKILL TANK T-1600
499    BioKill Tank Vent Filter F-1600
500    BIOKILL TANK PUMP P-1600A

                                              30 Bearfoot Road, Northborough, MA

501    BIOKILL TANK PUMP P-1600B
502    BIOKILL HEAT EXCHANGER HE-1600
503    BioKill Heat Exc. Rupture Disc PSE-5921
504    BIOKILL HEAT EXCHANGER HE-1601
505    BioKill Heat Exc. Relief Valve PSV-5924
506    BIOKILL HOLD COIL HC-1601
507    BIOKILL NON-KILL TANK T-1602
508    BioKill Control Panel
509    BioKill Disconnect/Fuses
510    PH NEUTRALIZATION TANK T-1
511    PH Neutralization T-1 Mixer
512    PH NEUTRALIZATION TANK T-2
513    PH Neutralization T-2 Mixer
514    PH NEUT. ACID FEEDER MP-ROP1-2
515    PH NEUT. CAUSTIC FEEDER MP-ROP1-1
516    PH Neutralization Control Panel
517    PH Neut. Disconnect/Fuses
518    RM.210 D.I WATER SYSTEM
519    Rm.210 D.I Pumps (2)
520    Rm.210 D.I. Cartridge Filters (4)
521    Rm.210 D.I. R.O. Filters (2)
522    Rm.210 D.I. U.V. Sterilizer
523    Rm.210 D.I. Resinbed Filters (2)
524    Rm.210 D.I. Storage Tank
525    Rm.210 D.I. Control Panel
526    Rm.210 D.I. Disconnect/Fuses
527    RM.210 HOT WATER TANK-82GAL.GAS-FIRED
528    RM.210 HOT WATER CIRCULATOR PUMP
529    Rm.210 Tempering Valve
530    Rm.210 Compressed Air System
531    RM.210 AIR COMPRESSORS (2)
532    RM.210 AIR TANK
533    RM.210 AIR DRYERS (2)
534    RM.210 AIR CARTRIDGE FILTER
535    Rm.210 Comp. Air Disconnect/Fuses
536    VACUUM SYSTEM ROOM 210

                                              30 Bearfoot Road, Northborough, MA

537    Rm.210 Vacuum Pump
538    Rm.210 Vacuum Tank
539    Rm.210 Vacuum Crankcase
540    Rm.210 Vacuum Stage Cooling Air Filter
541    Rm.210 Vacuum Inlet Air Filter
542    Rm.210 Vacuum Shaft Bearings
543    Rm.210 Vacuum Disconnect/Fuses
544    Rm.210 Vacuum System Room 210
545    Rm.210 Vacuum Pump
546    Rm.210 Vacuum Tank
547    Rm.210 Vacuum Crankcase
548    Rm.210 Vacuum Stage Cooling Air Filter
549    Rm.210 Vacuum Inlet Air Filter
550    Rm.210 Vacuum Shaft Bearings
551    RM.210 2" BACKFLOW PREVENTER
552    RM.210 2" BACKFLOW PREVENTER
553    RM.210 1-1/2" BACKFLOW PREVENTER
554    RM.210 1-1/2" BACKFLOW PREVENTER
555    RM.210 1-1/2" BACKFLOW PREVENTER
556    RM.514 3/4" BACKFLOW PREVENTER
557    NATURAL GAS METER & SHUT-OFFS (OUTSIDE)
558    Natural Gas Cocks To Boilers (3)
559    Natural Gas Rm.329 Turrets/Cocks (2)
560    Natural Gas Rm.329 Hood Cock
561    Natural Gas Rm.330 Turrets/Cocks (2)
562    Natural Gas Rm.339 Turrets/Cocks (8)
563    Natural Gas Rm.339 Hood Cocks (4)
564    Natural Gas RTU-2 Cock
565    Natural Gas RTU-6 Cock
566    Natural Gas RTU-10 Cock
567    Natural Gas RTU-25 Cock
568    Natural Gas RTU- Reznor Furnace Cock
569    Rm.228 Main Switch Board 1 (MSB-N)
570    Rm.228 MSB-N-1A Power Meter
571    RM.228 MSB-N-1B SURGE SUPPRESSOR
572    RM.228 MSB-N-1C POWER BREAK

                                              30 Bearfoot Road, Northborough, MA

573    Rm.228 MSB-N-2
574    Rm.228 MSB-N-2A ATS-2
575    Rm.228 MSB-N-2B Panel G2N1,N2,N3
576    Rm.228 MSB-N-2C RTU-1
577    Rm.228 MSB-N-2D Chiller 3
578    Rm.228 MSB-N-2E Chiller 2
579    Rm.228 MSB-N-2F Panel A4N1
580    Rm.228 MSB-N-3
581    Rm.228 MSB-N-3A Capacitor Bank
582    Rm.228 MSB-N-3B Panel G4N1,N2,N3
583    Rm.228 MSB-N-3C Panel U4N1,N2
584    Rm.228 MSB-N-3D Chiller 1
585    Rm.228 MSB-N-3E Panel L4N1
586    Rm.228 MSB-N-3F ATS-1 & Em.Gen.
587    Rm.228 MSB-N-4
588    Rm.228 MSB-N-4A Panel L5,L6
589    Rm.228 MSB-N-4B Spare
590    Rm.228 MSB-N-4C Capicitor Bank
591    Rm.228 MSB-N-4D Panel L3
592    Rm.228 MSB-N-4E MCC-N
593    Rm.228 MSB-N-5
594    Rm.228 MSB-N-5 ATS -1 from MSB-N-3F
595    Rm.228 MSB-N-6
596    Rm.228 MSB-N-6A MCC-E
597    Rm.228 MSB-N-6B EL-1,EP-1
598    Rm.228 MSB-N-6C Panel L4E1
599    Rm.228 MSB-N-6D Panel A4E1
600    Rm.228 MSB-N-6E Panel G4E1,E2
601    Rm.228 MSB-N-6G Chiller 4
602    RM.228 USP BATTERY UNIT
603    Rm.228 Panel L2UPS from UPS
604    Rm.228 Em.Pwr. Fan Control F-18
605    Rm.228 Em.Pwr. Fan Control F-25
606    Rm.228 Em.Pwr. Fan Control F-26
607    Rm.228 Panel L1 from ATS-2 (MSB-N-2A)
608    Rm.228 Em.Pwr. Switch Control

                                              30 Bearfoot Road, Northborough, MA

609    Rm.240 Panel U4N1 from MSB-N-3C
610    Rm.240 Panel U2N1 from U4N1
611    Rm.240 Panel A4E1 from MSB-E
612    Rm.240 Panel A4N1 from MSB-N-2F
613    Rm.240 Panel A2N1 from A4N1
614    RM.240 TRANSFORMER FROM A2N1
615    Rm.229 Panel EP-1 from MSB-E
616    RM.229 TRANSFORMER FROM EP-1
617    Rm.229 Panel L3 from MSB-E
618    Rm.229 Panel P4 from L3
619    Rm.229 Panel P5 from L3
620    RM.229 TRANSFORMER FROM L3
621    Rm.229 Pan. L2E1 from L4E1(MSB-N-6C)
622    Rm.229 Panel L2E1-2 from L4E1
623    RM.229 TRANSFORMERS (2) FROM L4E1
624    Rm.229 Main Disconnect for L2N1,N2,N3
625    Rm.229 Panel L4N1 from MSB-N-3E
626    Rm.229 Panel L2N1 from L4N1
627    Rm.229 Panel L2N2 from L4N1
628    Rm.229 Panel L2N3 from L4N1
629    Rm.229 Lighting Control Panel
630    Rm.216 Panel MP-1 from MSB-N-4A
631    Rm.214 Panel L5 from MSB-N-4A
632    Rm.214 Panel L6 from MSB-N-4A
633    Rm.214 Panel P6 from MSB-N-4A
634    Rm.214 Panel EL-1 from MSB-E 6B
635    Rm.201 Panel EP-2 from L1
636    Rm.115 Panel 0N21 from L6
637    Rm.216 Panel G4E1 from MSB-E-6E
638    Rm.216 Panel G4E2 from MSB-E-6E
639    Rm.216 Panel M2E1 from M4E1
640    Rm.216 Panel M4E1 from MCC-E
641    Rm.216 Panel M4N1 from MCC-N
642    Rm.216 Panel M2N1 from M4N1
643    Rm.216 MCC-E from MSB-E-6A
644    Rm.216 - 43 motor controls from MCC-E

                                              30 Bearfoot Road, Northborough, MA

645    Rm.216 MCC-N from MSB-N-4E
646    Rm.216 - 26 motor controls from MCC-N
647    Rm.216 Panel G2E1 from MSB-E-6F
648    Rm.216 Panel G2E2 from MSB-E-6F
649    RM.216 TRANSFORMER FROM G2E1
650    Rm.216 Trans. Disconnect from G2E1
651    Rm.216 Main Disconnect for G2E1,E2
652    Rm.216 Lighting Control Panel G4A1
653    Rm.216 Panel G4N1 from MSB-N-3B
654    Rm.216 Panel G4N2 from MSB-N-3B
655    Rm.216 Transformer from G2N1
656    Rm.216 Trans. Disconnect for G2N1
657    Rm.216 Panel G2N1 from MSB-N-2B
658    Rm.216 Panel G2N2 from MSB-N-2B
659    Rm.216 Panel G2N3 from MSB-N-2B
660    RM.416 COMPRESSED NITROGEN GAS SYS.
661    Rm.416 Nitrogen Gas Bottles (2)
662    Rm.416 Nitrogen Two-stage Regulator
663    Rm.416 Nit. Single-stage Regulator (2)
664    Rm.416 Nitrogen Filters (2)
665    Rm.416 Nitrogen Pressure Alarm
666    RM.416 COMPRESSED OXYGEN GAS SYS.
667    Rm.416 Oxygen Gas Bottles (2)
668    Rm.416 Oxygen Manifold Control
669    Rm.416 Oxygen One-stage Regulator (2)
670    Rm.416 Oxygen Filters (2)
671    Rm.416 Oxygen Pressure Alarm
672    RM.416 COMPRESSED CO2 GAS SYSTEM
673    Rm.416 CO2 Gas Bottles (2)
674    Rm.416 CO2 Manifold Control
675    Rm.416 CO2 Single-stage Regulator (2)
676    Rm.416 CO2 Filters (2)
677    Rm.416 CO2 Pressure Alarm
678    RM.416 LIQUID NITROGEN SYSTEM
679    Rm.416 LN2 Dewers (2)
680    Rm.416 LN2 Manifold Control

                                              30 Bearfoot Road, Northborough, MA

681    Rm.416 LN2 Cryogenic Tank- CRYO-01
682    Rm.416 LN2 Cryogenic Tank- CRYO-02
683    RM.302 OXYGEN SYS. FOR RM.303
684    Rm.302 Oxygen Bottles (2)
685    Rm.302 Oxygen Manifold Control
686    Rm.302 Oxygen Pressure Alarm
687    RM.302 CO2 GAS SYS. FOR RM.312
688    Rm.302 CO2 Bottles (2)- Rm.312
689    Rm.302 CO2 Manifold Control-Rm.312
690    Rm.302 CO2 Pressure Alarm- Rm.312
691    RM.302 CO2 GAS SYS. FOR RM.301
692    Rm.302 CO2 Bottles (2)- Rm.301
693    Rm.302 CO2 Manifold Control- Rm.301
694    Rm.302 CO2 Pressure Alarm- Rm.301
695    RM.302 NITROGEN GAS SYS. FOR RM.315
696    Rm.302 Nitrogen Bottles (2)- Rm.315
697    Rm.302 Nitrogen Manifold Control- Rm.315
698    Rm.302 Nitrogen Pressure Alarm- Rm.315
699    RM.302 OXYGEN SYS. FOR RM.315
700    Rm.302 Oxygen Bottles (2)- R.315
701    Rm.302 Oxygen Manifold Control- Rm.315
702    Rm.302 Oxygen Pressure Alarm- Rm.315
703    RM.302 CO2 SYS. FOR RM.315
704    Rm.302 CO2 Bottles (2)- R.315
705    Rm.302 CO2 Manifold Control- Rm.315
706    Rm.302 CO2 Pressure Alarm- Rm.315
707    Rm.339 Helium Bottles (2)
708    Rm.339 Helium Two-stage Regulator
709    Rm.339 Argon Bottles (2)
710    Rm.339 Argon Two-stage Regulator
711    Rm.339 Argon Bottles (2)
712    Rm.339 Argon Two-stage Regulator
713    Rm.339 Oxygen Bottles (2)
714    Rm.339 Oxygen Two-stage Regulator
715    Rm.329 Helium Bottles (2)
716    Rm.329 Helium Two-stage Regulator

                                              30 Bearfoot Road, Northborough, MA

717    Rm.329 Nitrogen Bottles (2)
718    Rm.329 Nitrogen Two-stage Regulator
719    Rm.329 Argon Bottles (2)
720    Rm.329 Argon Two-stage Regulator
721    Rm.511 CO2 Bottles (2)
722    Rm.511 CO2 Manifold Control
723    Rm.511 CO2 Regulator
724    Rm.520 Oxygen Bottle w/Regulator
725    Rm.520 CO2 Bottle w/Regulator
726    FIRE PROTECTION SYS. W/ 10" MAIN SUPPLY
727    FIRE HYDRANTS (3)
728    Post Indicator Valve #1 (vertical)
729    Post Indicator Valve #2 (vertical)
730    Post Indicator Valve #3 (horizontal)
731    Post Indicator Valve #4 (horizontal)
732    P.I.V. Tamper Switch (4)
733    Febco 6" Backflow Preventer
734    BKFLW. ISOLATION VALVES- 6"OSY GATES (2)
735    Isolation Valve Tamper Switch (2)
736    Supply Pressure Switch
737    SPRINKLER ZONE #1 EQUIP. AREA (HYDRAULIC)
738    SPRINKLER ZONE #2 LAB AREA (HYDRAULIC)
739    SPRINKLER ZONE #3 OFFICE AREA (HYDRAULIC)
740    SPRINKLER ZONE #4 PILOT PLANT (PRE-ACTION)
741    Zone #1 6" Alarm Valve,OSY,Flow Switch
742    Zone #2 4" Alarm Valve,OSY,Flow Switch
743    Zone #3 4" Alarm Valve,OSY,Flow Switch
744    Zone #4 4" Alarm Valve, Press.Switches
745    Zone #4 Dry Actuator
746    Zone #4 Compressor
747    Zone #4 Manual Trip
748    Zone #1 Sprinkler heads = 288+/-
749    Zone #2 Sprinkler heads = 240+/-
750    Zone #3 Sprinkler heads = 51+/-
751    Zone #4 Sprinkler heads = 168+/-
752    FIRE PANEL RM.210 (NEW)

                                              30 Bearfoot Road, Northborough, MA

753    FIRE PANEL RM.206 (OLD)
754    MASTER BOX #210 RM.206
755    Fire Alarm Strobes =
756    Pull Station/Egress Door Rm.206
757    Pull Station/Egress Door Rm.101
758    Pull Station/Egress Door Rm.104
759    Pull Station/Egress Door Rm.112
760    Pull Station/Egress Door Rm.121
761    Pull Station/Egress Door Boiler Rm.
762    Pull Station Mezzanine
763    Pull Station/Egress Door Rm.216
764    Pull Station (entrance) Rm.216
765    Pull Station (hallway) Rm.219
766    Pull Station/Egress Door Rm.225
767    Pull Station/Egress Door Rm.238
768    Pull Station/Egress Door Rm.501
769    Pull Station/Egress Door Rm.502
770    Pull Station/Egress Door Rm.223
771    Pull Station/Egress Door Rm.339
772    Pull Station/Egress Door Rm.213
773    Door Alarm/Egress Door Rm.228
774    EXIT SIGNS ( ILLUMINATED ) = 62+/-
775    FIRE EXTINGUISHERS PORTABLE = 36+/-
776    FIRE BLANKETS = 3+/-
777    DEFIBRILLATOR RM.214
778    SECURITY CARD READERS = 13+/-
779    EMERGENCY LIGHTS (OLD)  = 8+/-
780    EMERGENCY LIGHTS (NEW) EVERY THIRD
781    SECURITY CAMERA BOILER RM.
782    SECURITY CAMERA RM. 216
783    SECURITY CAMERA RM. 225
784    SECURITY CAMERA RM. 112
785    SECURITY CAMERA RM. 101
786    SECURITY CAMERA RM. 206
787    SECURITY CAMERA OUTSIDE SW CORNER
788    SECURITY CAMERA OUTSIDE NW CORNER

                                              30 Bearfoot Road, Northborough, MA

789    SECURITY CAMERA OUTSIDE CHILLERS
790    SECURITY CAMERA OUTSIDE LOADING DOCK
791    SECURITY CAMERA OUTSIDE ACF DOCK
792    SECURITY CAMERA RECORDER RM.105
793    Gas Hazard Sensor Boiler Rm.
794    Gas Hazard Sensor Rm.207
795    Gas Hazard Sensor Rm.210
796    Gas Hazard Sensor Rm.216A
797    Gas Hazard Sensor Rm.329
798    Gas Hazard Sensor Rm.330
799    Gas Hazard Sensor Rm.410
800    Gas Hazard Sensor Rm.416
801    Gas Hazard Sensor Rm.427
802    Gas Hazard Sensor Rm.430
803    Gas Hazard Sensor Rm.433
804    Gas Hazard Sensor Rm.435
805    Gas Hazard Sensor Rm.437
806    Gas Hazard Sensor Rm.438
807    Gas Hazard Sensor Rm.511
808    Glass Break Sensors = 19+/-
809    Glass Break Control Panel
810    Safety Shower Rm.216
811    Safety Shower Rm.216A
812    Safety Shower Rm.225
813    Safety Shower Rm.302
814    Safety Shower Rm.314
815    Safety Shower Rm.339 (2)
816    Safety Shower Rm.355
817    Safety Shower Rm.401
818    Safety Shower Rm.402
819    Safety Shower Rm.403
820    Safety Shower Rm.406
821    Safety Shower Rm.411
822    Safety Shower Rm.421
823    Safety Shower Rm.422
824    Safety Shower Rm.423

                                              30 Bearfoot Road, Northborough, MA

825    Safety Shower Rm.424
826    Safety Shower Rm.435
827    Safety Shower Rm.437
828    Safety Shower Rm.506
829    Safety Shower Rm.513
830    Safety Shower Rm.514
831    Safety Eyewash Stations = 15+/-
832    Interior Lighting = 800+/-
833    Exterior Lighting = 42+/-
834    Doors Interior = 220+/-
835    COLD ROOM 237
836    COLD ROOM 305
837    COLD ROOM 306
838    COLD ROOM 342
839    COLD ROOM 352
840    COLD ROOM 410
841    COLD ROOM 451
842    COLD ROOM 452
843    TELE./DATA RM.201 W/A.C.U.
844    TELE./DATA RM.241 W/A.C.U.

Also the following:

              o  Siemens Building Management System
              o  Steris Glassware Washer
              o  Primus GMP Autoclave
              o  Kuhlman GMP Autoclave
              o  Kuhlman Waste Decontamination Autoclave
              o  Gruenberg Depyrogenation Oven
              o  Buffer/solution prep tanks (1000L/400L/200L)
              o  Clean-in-place skids
              o  B. Braun 200L production fermentor
              o  B. Braun 20L seed fermentor
              o Harvest centrifuge (currently Carr P-6; may change to disk-stack)
              o  Microfluidics homogenizer
              o  Fill-finish softwalled clean room
              o  M&O Perry filler
              o  Alarm Monitoring and Reporting System

                                              30 Bearfoot Road, Northborough, MA

                                    EXHIBIT C

                              INTENTIONALLY OMITTED

                                              30 Bearfoot Road, Northborough, MA

                                    EXHIBIT D

                             SURVEYOR'S CERTIFICATE

To: ARE-MA REGION NO. 14, LLC, a Delaware limited liability company, its successors and assigns, and Chicago Title Insurance Company.

This is to certify that this map or plat and the survey on which it is based were made on the date shown below of the premises described in Chicago Title Insurance Company's title commitment dated as of _________ ___, 2005, issued under Order No. ____________, (i) in accordance with the "Minimum Standard Detail Requirements for ALTA/ACSM Land Title Surveys," jointly established and adopted by ALTA, ACSM and NSPS in 1999, as defined therein, and includes Items 1, 2, 3, 4, 6, 7(a), 7(b), 7(c), 8, 9, 10, 11, 13, 14, 15 and 16 of Table A
thereof and (ii) pursuant to the Accuracy Standards (as adopted by ALTA and ACSM and in effect on the date of this certification) of an Urban Survey, as defined therein. This survey was also made in accordance with the Commonwealth of Massachusetts Minimum Standards of Practice for Land Surveyors.

The subject property contains _________ square feet or _____ acres, is located in a zoning district classification of _____, and contains _____ regular parking spaces and _____ handicapped parking spaces, totaling _____ regular and handicapped parking spaces.

The survey correctly shows the zone designation of any area shown as being within a Special Flood Hazard Area according to current Federal Emergency Management Agency Maps which make up a part of the National Flood Insurance Administration Report; Community No. _____, Panel No. _____ dated _________ ___, 2001.

The subject property has ingress and egress to and from _________________ which is a paved, public right-of-way.

The street address of the subject property is _________________________________.

[Surveyor's Name]



By __________________________________   Date: __________________________________
   __________ Registered Land Surveyor No. ___________

Date of Survey:        __________________________________
Date of Last Revision: __________________________________

                                              30 Bearfoot Road, Northborough, MA

                                    EXHIBIT E

                                      DEED

                                              30 Bearfoot Road, Northborough, MA

RECORDING REQUESTED BY
AND WHEN RECORDED MAIL TO:

WILMER CUTLER PICKERING HALE AND DORR LLP
60 STATE STREET
BOSTON, MA 02109
ATTENTION:  KATHARINE E. BACHMAN, ESQ.

MAIL TAX STATEMENTS TO:

ARE-_______________________________________,
____________________________________________
____________________________________________
____________________________________________


--------------------------------------------------------------------------------

                                 QUITCLAIM DEED

         FOR A VALUABLE CONSIDERATION, receipt of which is hereby acknowledged, ID BIOMEDICAL CORPORATION OF NORTHBOROUGH, ("GRANTOR"), hereby GRANTS WITH QUITCLAIM COVENANTS to ARE-MA REGION NO. 14, LLC, a Delaware limited liability company ("GRANTEE"), that certain real property located in the Town of Northborough, County of Worcester, Commonwealth of Massachusetts and more particularly described in ANNEX A attached hereto and incorporated herein by this reference (the "PROPERTY"), together with (i) all improvements located thereon, (ii) all rights, privileges, easements and appurtenances appertaining to the Property, and (iii) all right, title and interest of Grantor (if any) in, to and under adjoining streets, rights of way and easements, subject to those matters of record described in ANNEX A.

         IN WITNESS WHEREOF, Grantor has caused its duly authorized representatives to execute this instrument as of _____ __, 2005.

GRANTOR:                                    ID BIOMEDICAL CORPORATION OF
                                            NORTHBOROUGH, a Delaware corporation

                                            By: ________________________________
                                            Its:________________________________

[acknowledgement]

                                              30 Bearfoot Road, Northborough, MA


                                     ANNEX A

                        LEGAL DESCRIPTION OF THE PROPERTY





                              PERMITTED EXCEPTIONS







                                    Annex A

                                              30 Bearfoot Road, Northborough, MA


                                    EXHIBIT F

                                SERVICE CONTRACTS

a.       Agreement with Siemens Building Technologies relating to HVAC controls
         - dated October 27th, 2003 and deemed to be effective as of October 1st, 2003.

b. Agreement with Southworth Milton, Inc. (preventive maintenance on equipment) - dated Dec. 2, 2004 and ends April 20, 2005.

c. Agreement with Powerware Global Services (preventive maintenance on UPS systems) - date July 8th, 2004 and ends July 31st, 2005.

d. Agreement with Trane (HVAC services) - From January 1st, 2004 to December 31st, 2004.

e. Agreement with NRG Services, Inc. (boilers) date May 1st, 2004 and ends April 10th, 2007.

f. Agreement with Minus-Eleven Inc. (preventive maintenance) - effective January 1st, 2004 and ends January 1st, 2005. [annual contract; to be renewed through 12/31/05]

g. Agreement with AirPower of New England (preventive maintenance program on compressors) - dated April 24th, 2001 but effective as of October 6th, 2000 and renews automatically on a yearly basis.

h. Agreement with BK Systems Inc. (preventive maintenance on fire alarm control) - starts July 1st, 2004 ends June 30th, 2005. [annual contract; expected to be renewed through June 30, 2006]

i. Agreement with The Contract Cleaning Collaborative Inc. (clean room sanitization) - dated September 23, 2002 and is still in force.

j. Agreement with Amerada Hess Corporation (gas supply) - dated June 23, 2004. [term indefinite]

k.       Agreement with Veron Company (landscape) - dated August 28, 2003.

l.       Agreement with Steris - dated September 8, 2003. [term indefinite]

m. Power Sale Agreement with WPS Energy Service, Inc. dated December 2, 2004 (electricity supply contract). [expires January 31, 2008]

[Note: The foregoing are cancelable on 30 days notice, except as noted in Items f, h, j, l, and m.]

                                              30 Bearfoot Road, Northborough, MA

                                    EXHIBIT G

                                    APPROVALS

*Certificate of Occupancy dated 3/25/1999 (Date Issued: October 24, 2000) (R&D Facilities; Offices, Labs; GMP Pilot Plant)

*Partial Certificate of Occupancy and Use for offices of Phase I only dated May 18, 1999

*Certificate of Occupancy dated 5/1/2000 (Date Issued: ___________) (Phase 5 Offices)

*Certificate of Occupancy dated 12/18/2001 (Date Issued: April 1, 2002) (Enlargement existing loading dock)

*Certificate of Occupancy dated 7/11/2002 (Date Issued: August 29, 2002) (Renovation of 400 s.f lab)

                                              30 Bearfoot Road, Northborough, MA


                                    EXHIBIT H

                              NON-FOREIGN AFFIDAVIT

1. Section 1445 of the Internal Revenue Code of 1986, as amended (the "CODE"), provides that a transferee of a United States real property interest must withhold tax if the transferor is a foreign person.

2. In order to inform, and its nominees, designees and assigns (collectively, "TRANSFEREE"), that withholding of tax is not required upon the disposition by ID Biomedical Corporation of Northborough ("TRANSFEROR"), of the United States real property more particularly described on ANNEX A attached hereto and incorporated herein by reference (the "PROPERTY"), the undersigned Transferor certifies and declares by means of this certification, the following:

         a. Transferor is not a foreign person, foreign corporation, foreign partnership, foreign trust or foreign estate (as such terms are defined in the Code and the Income Tax Regulations).

         b.       Transferor's federal taxpayer identification number is:
                  (REDACTED).

         c.       Transferor's address is:   30 Bearfoot Road
                                             Northborough, MA

         3. Transferor understands that this certification may be disclosed to the Internal Revenue Service by Transferee and that any false statement contained in this certification may be punished by fine, imprisonment or both.

         Under penalties of perjury, Transferor declares that it has carefully examined this certification and it is true, correct and complete.

         Executed this _____ day of ________, 2005 at __________________.

TRANSFEROR:                                 ID BIOMEDICAL CORPORATION OF
                                            NORTHBOROUGH, a Delaware corporation

                                            By: ________________________________
                                                Name: __________________________
                                                Title:__________________________

                                              30 Bearfoot Road, Northborough, MA

                                     ANNEX A

                                LEGAL DESCRIPTION






                                    Annex A

                                              30 Bearfoot Road, Northborough, MA

                                    EXHIBIT I

                           BILL OF SALE AND ASSIGNMENT

         THIS BILL OF SALE AND ASSIGNMENT ("BILL OF SALE") is made as of ________ ____, 2005, by and between ID BIOMEDICAL CORPORATION OF NORTHBOROUGH, a Delaware corporation ("SELLER"), and ARE-MA REGION NO. 14, LLC, a Delaware limited liability company ("BUYER").

                                    RECITALS

         A. Seller is the owner of that certain real property located in the Town of Northborough, County of Worcester, Commonwealth of Massachusetts (the "REAL PROPERTY"), as more particularly described on ANNEX A attached hereto and incorporated herein by reference.

         B. Buyer and Seller have entered into that certain Purchase and Sale Agreement and Joint Escrow Instructions dated as of ________ ___, 2004 (the "PURCHASE AGREEMENT"), with respect to, among other things, the acquisition of the "PERSONAL PROPERTY" and the "INTANGIBLE PROPERTY" (each as defined below), and certain other property.

         C. The Purchase Agreement requires Seller to convey all of Seller's right, title and interest in, to and under the Fixtures and Personal Property and the Intangible Property to Buyer.

         NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Seller hereby agrees as follows:

         Unless the context otherwise requires, all capitalized terms used but not otherwise defined herein shall have the respective meanings provided therefor in the Purchase Agreement.

1. Seller does hereby unconditionally, absolutely, and irrevocably grant, bargain, sell, transfer, assign convey, set over and deliver unto Buyer all of Seller's right, title and interest in and to:

         a. all apparatus, equipment, appliances, and fixtures now located on or in the Land or the Improvements that are real property fixtures, built-in machinery or equipment, built-in casework and cabinets, or other items of personal property made an integral part of the Improvements, such as fume hoods, built-in cold rooms, built-in warm rooms, walk-in cold rooms, walk-in warm rooms, deionized water systems, glass washing equipment, cage washers, autoclaves, chillers, fermentors, built-in HVAC, plumbing, electrical and mechanical systems, and other tangible personal property built into the Improvements and used in connection with operation of the Real Property as a pilot vaccine manufacturing plant, including the
                  (x) the items listed on ANNEX B attached hereto, (y) all "cGMP Systems" (for the purposes of this Agreement, all mechanical, electrical, plumbing and other systems supporting the operation of a pilot or commercial scale vaccine manufacturing plant within the Improvements, including but not limited to: Plant HVAC, Chilled Water, Plant Steam, Clean Steam, Water for

                                              30 Bearfoot Road, Northborough, MA

                  Injection, Process and Instrument Compressed Air, Process Gases Distribution (O2, CO2, N2, etc.), Standby Power Generation, Uninterrupted Power Supply, Wastewater Decontamination, Wastewater pH Neutralization, Building Management System, Alarm Monitoring and Reporting System, and
                  (z) "Major Process Equipment" (for the purposes of this Agreement, all Steris Glassware Washer, Primus GMP Autoclave, Kuhlman GMP Autoclave, Kuhlman Waste Decontamination Autoclave, Gruenberg Depyrogenation Oven, Buffer/solution Prep Tanks (200L/400L/ 1000L), Clean-in-place skids, B. Braun 200L Production Fermentor, B. Braun 20L Seed Fermentor, Carr P-6 Harvest Centrifuge, Microfluidics Homogenizer, M&O Perry Filler, Fill/Finish Softwalled Clean Room (collectively, the "FIXTURES AND PERSONAL PROPERTY"); and

         b. all intangible property now owned by Seller and used in connection with the Land, the Improvements or the Personal Property, including, without limitation, building-specific trademarks and trade names, transferable licenses, architectural, site, landscaping or other permits, applications, approvals, authorizations and other entitlements, transferable guarantees and warranties covering the Land and/or Improvements, all contract rights (including rights under the Service Contracts (as hereinafter defined)), books, records, reports, test results, environmental assessments, as-built plans, specifications and other similar documents and materials relating to the use or operation, maintenance or repair of the Property and the operation of a pilot vaccine manufacturing plant thereon, or the construction or fabrication thereof, and all transferable utility contracts (collectively, the "INTANGIBLE PROPERTY" and, together with the "FIXTURES AND PERSONAL PROPERTY", the "PROPERTY").

2. Buyer hereby expressly assumes, for itself and its successors, assigns and legal representatives, the Service Contracts and all of the obligations and liabilities, fixed and contingent, of Seller thereunder accruing from and after the date hereof with respect thereto and agrees to (a) be fully bound by all of the terms, covenants, agreements, provisions, conditions, obligations and liability of Seller thereunder, which accrue from the date hereof, and (b) keep, perform and observe all of the covenants and conditions contained therein on the part of Seller to be kept, performed and observed, from and after the date hereof. Notwithstanding any provision hereof to the contrary, the parties hereby agree that the Service Contracts may remain in the name of Seller or Seller's affiliate, ID Biomedical of Northborough ("IDBN"), so long as the lease ("Lease") of event date herewith between Buyer, as landlord, and IDBN remains in force and effect. Seller, on behalf of itself and its affiliates, including IDBN, hereby covenants and agrees to cause any Service Contracts in effect as of the expiration or earlier termination of the Lease to be transferred to the name of Buyer upon Buyer's request therefor.

3. Seller represents and warrants that its title to the Property is free and clear of all liens, mortgages, pledges, security interests, prior assignments, encumbrances and claims of any nature other than the Permitted Exceptions.

                                              30 Bearfoot Road, Northborough, MA

4. Seller hereby agrees to indemnify, protect, defend and hold Buyer harmless from and against any and all claims, losses, damages, costs and expenses (including, without limitation, reasonable attorney's fees and disbursements) incurred or suffered by Buyer in connection with the Property and arising or accruing prior to the Closing. Buyer hereby agrees to indemnify, protect, defend and hold Seller harmless from and against any and all claims, losses, damages, costs and expenses (including, without limitation, reasonable attorney's fees and disbursements) incurred or suffered by Seller in connection with the Property and arising or accruing on or after the Closing.

5. This Bill of Sale shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

6. This Bill of Sale and the legal relations of the parties hereto shall be governed by and construed and enforced in accordance with the laws of the Commonwealth of Massachusetts, without regard to its principles of conflicts of law.

                           [SIGNATURES ON NEXT PAGE ]

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                                              30 Bearfoot Road, Northborough, MA

         IN WITNESS WHEREOF, this Bill of Sale was made and executed as of the date first above written.

SELLER:                       ID BIOMEDICAL CORPORATION OF
                              NORTHBOROUGH, a Delaware corporation

                              By: ________________________________
                                  Name: __________________________
                                  Title:__________________________





BUYER: ARE-MA REGION NO. 14, LLC, a Delaware limited liability company

                               By:  ALEXANDRIA REAL ESTATE EQUITIES, L.P.,
                                    a Delaware limited partnership

                                      By:  ARE-QRS Corp., as its general partner

                                      By: ________________________________
                                          Name: __________________________
                                          Title:__________________________

                                              30 Bearfoot Road, Northborough, MA


                                     ANNEX A

                                LEGAL DESCRIPTION





                                     Annex A

                                              30 Bearfoot Road, Northborough, MA


                                    EXHIBIT J

                                  FORM OF LEASE

                                  See attached






                                       J-1
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                     30 Bearfoot Road, Northborough, MA / ID Biomedical - Page 1

                                                                     FINAL 12.23

                                 LEASE AGREEMENT

         THIS LEASE AGREEMENT is made as of this _____ day of January, 2005, between ARE-MA REGION NO. 14, LLC, a Delaware limited liability company ("Landlord"), and ID BIOMEDICAL CORPORATION OF NORTHBOROUGH, a Delaware corporation ("Tenant").

                             BASIC LEASE PROVISIONS

ADDRESS:          30 Bearfoot Road, Northborough, Massachusetts

PREMISES:         The entirety of the Project.

PROJECT:          The Project includes the following property:

                  (a) the fee interest in that certain real property commonly known as and located at 30 Bearfoot Road, Town of Northborough, County of Worcester, Commonwealth of Massachusetts, as legally described on EXHIBIT A attached hereto, together with all of Landlord's rights, title and interest in and to all rights, privileges and easements appurtenant thereto or used in connection therewith, including, without limitation, all minerals, oil, gas and other hydrocarbon substances thereon, all development rights, air rights, water, water rights and water stock relating thereto, all strips and gores, and all of Landlord's right, title and interest in and to any streets, alleys, easements, rights-of-way, public ways, or other rights appurtenant, adjacent or connected thereto or used in connection therewith (collectively, the "LAND");

                  (b) all buildings, improvements and structures now or hereafter included or located on or in the Land (collectively, the "IMPROVEMENTS");

                  (c) all apparatus, equipment, appliances, and fixtures now located on or in the Land or the Improvements that are real property fixtures, built-in machinery or equipment, built-in casework and cabinets, or other items of personal property made an integral part of the Improvements, such as fume hoods, built-in cold rooms, built-in warm rooms, walk-in cold rooms, walk-in warm rooms, deionized water systems, glass washing equipment, cage washers, autoclaves, chillers, fermentors, built-in HVAC, plumbing, electrical and mechanical systems, and other tangible personal property built into the Improvements and used in connection with operation of the Project as a pilot vaccine manufacturing plant, including the (x) the items listed on EXHIBIT B attached hereto, (y) all "cGMP Systems" (for the purposes of this Lease, all mechanical, electrical, plumbing and other systems supporting the operation of a pilot or commercial scale vaccine manufacturing plant within the Improvements, including but not limited to: Plant HVAC, Chilled Water, Plant Steam, Clean Steam, Water for Injection, Process and Instrument Compressed Air, Process Gases Distribution (O2, CO2, N2, etc.), Standby Power Generation, Uninterrupted Power Supply, Wastewater Decontamination, Wastewater pH Neutralization, Building Management System, Alarm Monitoring and Reporting System, and (z) "Major Process Equipment" (for the purposes of this Lease, all Glassware Washers, GMP Autoclaves, Waste Decontamination Autoclaves,

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                     30 Bearfoot Road, Northborough, MA / ID Biomedical - Page 2

         Depyrogenation Ovens, Buffer/solution Prep Tanks, Clean-in-place skids, Production Fermentors, Seed Fermentors, Harvest Centrifuges, Homogenizers, Filling equipment, and Fill/Finish Softwalled Clean Room) (collectively, the "FIXTURES AND PERSONAL PROPERTY") (the Land, the Improvements, and the Fixtures and Personal Property are sometimes hereinafter collectively referred to as the "REAL PROPERTY"); and

                  (d) all intangible property (collectively, the "INTANGIBLE PROPERTY") now or hereafter owned by Landlord and used in connection with the Land, the Improvements or the Fixtures and Personal Property, including, without limitation, building-specific trademarks and trade names, transferable licenses, architectural, site, landscaping or other permits, applications, approvals, authorizations and other entitlements, transferable guarantees and warranties covering the Land and/or Improvements, all contract rights (including rights under service contracts relating to the Project), books, records, reports, test results, environmental assessments, as-built plans, specifications and other similar documents and materials relating to the use or operation, maintenance or repair of the Project and the operation of a pilot vaccine manufacturing plant thereon, or the construction or fabrication thereof, and all transferable utility contracts.


BASE RENT:        Initially, (REDACTED) subject to annual increase pursuant to
Section 4 hereof.

SECURITY DEPOSIT: (REDACTED), subject to reduction pursuant to Section 6 hereof.

COMMENCEMENT DATE: [TO BE DETERMINED]

TERM:             A term of approximately fifteen (15) years, beginning on the
Commencement Date and ending on January 31, 2020.

PERMITTED USE:    A pilot or commercial scale vaccine manufacturing plant,
related office and other related uses consistent with the character of the Project and otherwise in compliance with the provisions of SECTION 7 hereof.

GUARANTOR:        ID Biomedical  Corporation,  a corporation  organized  under the Business Corporations Act of British Columbia.

ADDRESS FOR RENT PAYMENT:                    LANDLORD'S NOTICE ADDRESS:
135 N. Los Robles Avenue, Suite 250          135 N. Los Robles Avenue, Suite 250
Pasadena, CA 91101                           Pasadena, CA 91101
Attention: Accounts Receivable               Attention: Corporate Secretary

TENANT'S NOTICE ADDRESS:
C/o ID Biomedical Corporation
19204 North Creek Parkway, Suite 100
Bothell, Washington 98011
Attention:  Mr. Todd Patrick, President


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                     30 Bearfoot Road, Northborough, MA / ID Biomedical - Page 3

The following Exhibits and Addenda are attached hereto and incorporated herein by this reference:

EXHIBIT A - DESCRIPTION OF PROJECT

EXHIBIT B - PERSONAL PROPERTY AND EQUIPMENT

EXHIBIT C - LANDLORD'S CONSENT AND WAIVER

EXHIBIT D - FORM OF LETTER OF CREDIT

         1. LEASE OF PREMISES. Upon and subject to all of the terms and conditions hereof, Landlord hereby leases the Premises to Tenant and Tenant hereby leases the Premises from Landlord.

         2. DELIVERY; ACCEPTANCE OF PREMISES; COMMENCEMENT DATE. Tenant has been in occupancy and possession of the Premises prior to the date hereof. Tenant acknowledges receipt and delivery of possession of the Premises and that Tenant has examined title to, and the condition of, the Premises prior to the execution and delivery of this Lease and has found the same to be in good order and repair and satisfactory for all purposes hereunder. Tenant is renting the Premises "as is" in its present condition. LANDLORD MAKES NO WARRANTY OR REPRESENTATION, EXPRESS OR IMPLIED, WITH RESPECT TO THE PREMISES OR ANY PART THEREOF, EITHER AS TO ITS FITNESS FOR USE, DESIGN OR CONDITION FOR ANY PARTICULAR USE OR PURPOSE OR OTHERWISE, AS TO COMPLIANCE WITH LEGAL REQUIREMENTS, AS TO QUALITY OF THE MATERIAL OR WORKMANSHIP THEREIN, LATENT OR PATENT, OR AS TO LANDLORD'S TITLE THERETO OR OTHERWISE, IT BEING AGREED THAT ALL SUCH RISKS ARE TO BE BORNE BY TENANT. TENANT ACKNOWLEDGES THAT THE PREMISES (INCLUDING, WITHOUT LIMITATION, THE ENVIRONMENTAL CONDITION THEREOF) HAVE BEEN INSPECTED BY TENANT AND ARE SATISFACTORY TO IT. TENANT SHALL ACCEPT THE PREMISES IN THEIR CONDITION AS OF THE COMMENCEMENT DATE, SUBJECT TO ALL APPLICABLE LEGAL REQUIREMENTS (AS DEFINED IN SECTION 7 HEREOF); (II) LANDLORD SHALL HAVE NO OBLIGATION FOR ANY DEFECTS IN THE PREMISES; AND (III) TENANT'S TAKING POSSESSION OF THE PREMISES SHALL BE CONCLUSIVE EVIDENCE THAT TENANT ACCEPTS THE PREMISES AND THAT THE PREMISES WERE IN GOOD CONDITION AT THE TIME POSSESSION WAS TAKEN. Notwithstanding the sale of the Premises to Landlord concurrently with the execution of this Lease, all warranties and guaranties relating to the development of the Premises shall remain with Tenant during the Term, except upon the occurrence of a Default hereunder, or upon the expiration or earlier termination of this Lease,

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                     30 Bearfoot Road, Northborough, MA / ID Biomedical - Page 4

whereupon any remaining warranties and guaranties will be deemed automatically transferred to Landlord. Tenant hereby agrees to execute all documentation required in connection with such transfer, and appoints Landlord its attorney-in-fact to execute any such documentation as to which Tenant fails to provide its signature within 10 days of request therefor.

         3. RENT.

         (a) BASE RENT. The first month's Base Rent and the Security Deposit shall be due and payable on the day immediately prior to the Commencement Date. Tenant shall pay to Landlord in advance, monthly installments of Base Rent on or before the first day of each calendar month during the Term hereof in lawful money of the United States of America, at the office of Landlord for payment of Rent set forth above, or to such other person or at such other place as Landlord may from time to time designate in writing. Payments of Base Rent for any fractional calendar month shall be prorated. The obligation of Tenant to pay Base Rent and other sums to Landlord and the obligations of Landlord under this Lease are independent obligations. Tenant shall have no right at any time to abate, reduce, or set-off any Rent (as defined below) due hereunder except for any abatement as may be expressly provided in this Lease.

         (b) ADDITIONAL RENT. In addition to Base Rent, Tenant agrees to pay to Landlord as additional rent ("ADDITIONAL RENT") any and all amounts Tenant assumes or agrees to pay under the provisions of this Lease, including, without limitation, any and all sums that may become due by reason of any default of Tenant or failure to comply with the agreements, terms, covenants and conditions of this Lease to be performed by Tenant, after any applicable notice and cure period. Base Rent, Additional Rent and all other amounts payable by Tenant to Landlord hereunder are collectively referred to herein as "RENT."

         (c) NET LEASE. This Lease is an absolutely "net lease" and Tenant shall pay all Base Rent and Additional Rent without notice, demand, counterclaim, set-off, deduction, or defense, and without abatement, suspension, deferment, diminution or reduction, free from any charges, assessments, impositions, expenses or deductions of any and every kind or nature whatsoever (except as expressly set forth in Section 18(e) of this Lease). All costs, expenses and obligations of every kind and nature whatsoever relating to the Premises and the appurtenances thereto and the use and occupancy thereof by Tenant or anyone claiming by, through or under Tenant as lessee hereunder which may arise or become due during or with respect to the Term shall be paid by Tenant. Tenant assumes the sole responsibility for the condition, use, operation, maintenance and management of the Premises and Landlord shall have no responsibility in respect thereof and shall have no liability for damage to the property of Tenant or any sublessee of Tenant or anyone claiming by, through or under Tenant for any reason whatsoever, unless such damage is caused by the negligence of Landlord or Landlord's agents, contractors, invitees or employees, provided, that such negligence shall not entitle Tenant to abate, suspend, defer, diminish or reduce the payment of Base Rent and Additional Rent.

         4. BASE RENT ADJUSTMENTS. Base Rent shall be increased on each annual anniversary of the first day of the first full month during the Term of this Lease (each an "ADJUSTMENT DATE") by multiplying the Base Rent payable immediately before such Adjustment

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                     30 Bearfoot Road, Northborough, MA / ID Biomedical - Page 5

Date by (REDACTED) and adding the resulting amount to the Base Rent payable immediately before such Adjustment Date. Base Rent, as so adjusted, shall thereafter be due as provided herein. Base Rent adjustments for any fractional calendar month shall be prorated.

         5. ADDITIONAL RENT PAYMENTS. Tenant shall pay as additional rent ("Additional Rent") an administrative fee for management services in the amount (REDACTED) which shall be payable in equal monthly installments together with payments of Base Rent.

         6. SECURITY DEPOSIT. Tenant shall deposit with Landlord, upon delivery of an executed copy of this Lease to Landlord, a security deposit (the "SECURITY DEPOSIT") for the performance of all of Tenant's obligations hereunder in the amount set forth in the Basic Lease Provisions, which Security Deposit shall be in the form of an unconditional and irrevocable letter of credit (the "LETTER OF CREDIT"): (i) in form and substance reasonably satisfactory to Landlord, (ii) naming Landlord as beneficiary, (iii) expressly allowing Landlord to draw upon it in whole or in part at any time from time to time by delivering to the issuer notice that Landlord is entitled to draw thereunder, (iv) issued by (REDACTED), or, if not (REDACTED), an FDIC-insured United States financial institution or a Canadian financial institution satisfactory to Landlord, and (v) redeemable by presentation (either in person or by overnight courier service) of a sight draft in a location in the United States approved by Landlord (Landlord hereby

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                     30 Bearfoot Road, Northborough, MA / ID Biomedical - Page 6


approving the (REDACTED) for such presentation). The Letter of Credit may be provided by Tenant or by Guarantor. The Letter of Credit shall have an initial term of not less than one year and shall provide that it shall be deemed automatically renewed, without amendment, for consecutive periods of one year each year thereafter until 90 days following the expiration of the Term (as the same may be extended as provided herein) unless the issuing bank sends a notice to Landlord not less than 30 days next preceding the then expiration date of the Letter of Credit stating that the issuing bank has elected not to renew the Letter of Credit. If Landlord receives a notice of non-renewal from the issuing bank, Tenant shall provide Landlord with a substitute Letter of Credit complying with all of the requirements hereof at least 20 days before the stated expiration date of any then current Letter of Credit. If Tenant fails to provide a substitute Letter of Credit on or before such date, Landlord shall have the right to draw the full amount of the current Letter of Credit and hold the funds drawn in cash without obligation for interest thereon as the Security Deposit. A letter of credit in the form attached hereto as EXHIBIT D shall be deemed to meet the requirements of this Section 6. The Security Deposit shall be held by Landlord as security for the performance of Tenant's obligations under this Lease. The Security Deposit is not an advance rental deposit or a measure of Landlord's damages in case of Tenant's default. Upon each occurrence of a Default (as defined in SECTION 19), Landlord may use all or any part of the Security Deposit to pay delinquent payments due under this Lease, and the cost of any damage, injury, expense or liability caused by such Default, without prejudice to any other remedy provided herein or provided by law. Upon any such use of all or any portion of the Security Deposit, Tenant shall provide an additional or substitute Letter of Credit that will restore the Security Deposit to the amount set forth in the Basic Lease Provisions. Tenant hereby waives the provisions of any law, now or hereafter in force, which provide that Landlord may claim from a security deposit only those sums reasonably necessary to remedy defaults in the payment of Rent, to repair damage caused by Tenant or to clean the Premises, it being agreed that Landlord may, in addition, claim those sums reasonably necessary to compensate Landlord for any other loss or damage, foreseeable or unforeseeable, caused by the act or omission of Tenant or any officer, employee, agent or invitee of Tenant. Upon bankruptcy or other debtor-creditor proceedings against Tenant, the Security Deposit shall be deemed to be applied first to the payment of Rent and other charges due Landlord for periods prior to the filing of such proceedings. Upon any such use of all or any portion of the Security Deposit, Tenant shall, within 5 business days after demand from Landlord, restore the Security Deposit to its original amount (which restoration may be accomplished by Tenant providing a Letter of Credit in the amount of the portion of the Security Deposit so used). The Security Deposit, or any balance thereof (i.e., after deducting therefrom all amounts to which Landlord is entitled under the provisions of this Lease), shall be returned to Tenant (or, at Landlord's option, to the last assignee of Tenant's interest hereunder) within 90 days after the expiration or earlier termination of this Lease.

         On the last day of the (REDACTED) after the Commencement Date, provided that (x) there exists no uncured Default on the part of Tenant under the terms of this Lease, nor any event or circumstance which, with the passage of time or the giving of notice, or both, would constitute a Default; and (y) this Lease is in full force and effect; then Tenant shall be entitled to reduce the face amount of the letter of credit to (REDACTED),

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                     30 Bearfoot Road, Northborough, MA / ID Biomedical - Page 7

and Landlord shall accept a substitute Letter of Credit or an amendment to the Letter of Credit reducing the amount of the Letter of Credit by the amount of the permitted reduction (and Landlord shall execute the amendment or any such other documents as are reasonably necessary to reduce the amount of the Letter of Credit in accordance with the terms hereof) in conformance with the requirements of this SECTION 6 for the reduced amount. If the conditions in clause (x) above are not satisfied on the date specified above, Tenant shall have the rights described in this paragraph on the first date thereafter on which the conditions are satisfied.

         If Landlord transfers its interest in the Project or this Lease, Landlord shall either (a) transfer any Security Deposit then held by Landlord to a person or entity assuming Landlord's obligations under this SECTION 6, or (b) return to Tenant any Security Deposit then held by Landlord and remaining after the deductions permitted herein. Upon such transfer to such transferee or the return of the Security Deposit to Tenant, Landlord shall have no further obligation with respect to the Security Deposit, and Tenant's right to the return of the Security Deposit shall apply solely against Landlord's transferee. The Security Deposit is not an advance rental deposit or a measure of Landlord's damages in case of Tenant's default. Landlord's obligation respecting the Security Deposit is that of a debtor, not a trustee, and no interest shall accrue on any cash proceeds of the Letter of Credit that may be held from time to time by Landlord. Upon a permitted assignment of Tenant's interest in the Lease in accordance with Section 21, Landlord shall accept a replacement Letter of Credit satisfying the requirements of this Section 6 from the assignee, and shall return the then-existing Letter of Credit to Tenant upon receipt of the replacement Letter of Credit.

         7. Use. The Premises shall be used solely for the Permitted Use set forth in the Basic Lease Provisions, and in compliance with all laws, orders, judgments, ordinances, regulations, codes, directives, permits, licenses, covenants and restrictions now or hereafter applicable to the Premises, and to the use and occupancy thereof, including, without limitation, the Americans With Disabilities Act, 42 U.S.C. ss. 12101, et seq. (together with the regulations promulgated pursuant thereto, "ADA") (collectively, "LEGAL REQUIREMENTS" and each, a "LEGAL REQUIREMENT"). Tenant shall, upon 5 days' written notice from Landlord, commence and diligently prosecute to completion the discontinuance of any use of the Premises which is declared by any federal, state, regional, municipal, local or other governmental authority or agency, including, without limitation, quasi-public agencies (collectively, "GOVERNMENTAL AUTHORITY") having jurisdiction to be a violation of a Legal Requirement, unless Tenant is actively contesting any such determination in good faith and by appropriate legal proceedings, provided that Tenant first gives Landlord appropriate assurance reasonably satisfactory to Landlord against any loss, cost or expense on account thereof, and further provided such contest shall not subject Landlord to criminal penalties or civil sanctions, loss of property or civil liability. Tenant will not use or permit the Premises to be used for any purpose or in any manner that would void Tenant's or Landlord's insurance. Tenant shall not permit any part of the Premises to be used as a "place of public accommodation", as defined in the ADA or any similar legal requirement, provided that Tenant may provide for the exclusive use of its employees such ancillary facilities as a gym or day care center, so long as Tenant complies with all Legal Requirements related thereto, including without limitation, the ADA. Tenant shall reimburse Landlord promptly upon demand for any additional premium charged for any insurance policy maintained by Landlord with respect to the Project, to the extent that Tenant is otherwise expressly required to reimburse Landlord for the cost of such policy under the terms

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                     30 Bearfoot Road, Northborough, MA / ID Biomedical - Page 8

of this Lease, by reason of Tenant's failure to comply with the provisions of this Section or otherwise caused by Tenant's use and/or occupancy of the Premises. Tenant will use the Premises in a careful, safe and proper manner and will not commit or permit waste, overload the floor or structure of the Premises, subject the Premises to use that would damage the Premises or use or allow the Premises to be used for any unlawful purpose.

         Tenant, at its sole expense, shall make any alterations or modifications to the Premises that are required by Legal Requirements (including, without limitation, compliance of the Premises with the ADA. Notwithstanding any other provision herein to the contrary, Tenant shall be responsible for any and all demands, claims, liabilities, losses, costs, expenses, actions, causes of action, damages or judgments, and all reasonable expenses incurred in investigating or resisting the same (including, without limitation, reasonable attorneys' fees, charges and disbursements and costs of suit) (collectively, "CLAIMS") arising out of or in connection with Legal Requirements, and Tenant shall indemnify, defend, hold and save Landlord harmless from and against any and all Claims arising out of or in connection with any failure of the Premises to comply with any Legal Requirement.

         8. HOLDING OVER. If, with Landlord's express written consent, Tenant retains possession of the Premises after the termination of the Term, (i) unless otherwise agreed in such written consent, such possession shall be subject to immediate termination by Landlord at any time, (ii) all of the other terms and provisions of this Lease (including, without limitation, the adjustment of Base Rent pursuant to SECTION 3 hereof) shall remain in full force and effect (excluding any expansion or renewal option, or other similar right or option) during such holdover period, (iii) Tenant shall continue to pay Base Rent in the amount payable upon the date of the expiration or earlier termination of this Lease or such other amount as Landlord may indicate, in Landlord's sole and absolute discretion, in such written consent, and (iv) all other payments shall continue under the terms of this Lease. If Tenant remains in possession of the Premises after the expiration or earlier termination of the Term without the express written consent of Landlord, (A) Tenant shall become a tenant at sufferance upon the terms of this Lease except that the monthly rental shall be (REDACTED) of Rent in effect during the last 30 days of the Term, and (B) Tenant shall be responsible for all damages suffered by Landlord resulting from or occasioned by Tenant's holding over, including consequential damages. No holding over by Tenant, whether with or without consent of Landlord, shall operate to extend this Lease except as otherwise expressly provided, and this SECTION 8 shall not be construed as consent for Tenant to retain possession of the Premises. Acceptance by Landlord of Rent after the expiration of the Term or earlier termination of this Lease shall not result in a renewal or reinstatement of this Lease.

         9. TAXES. Tenant shall pay and discharge, on or before the last day upon which the same may be paid without interest or penalty, all taxes imposed by any federal, state, regional, municipal, local or other governmental authority or agency, including, without limitation, quasi-public agencies (collectively, "GOVERNMENTAL AUTHORITY"), including any tax based upon or measured by gross rentals or receipts from the Premises, assessments, special assessments, levies, fees, water and sewer rents, utility charges and other governmental and similar charges, including, without limitation, any payment in lieu of taxes, maintenance charges, vault charges, and license fees for the use of the vaults, chutes and similar areas adjoining the Land, and other governmental impositions and charges, whether general or special, ordinary or extraordinary, foreseen or unforeseen, of any kind or nature whatsoever, and whether or not the

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                     30 Bearfoot Road, Northborough, MA / ID Biomedical - Page 9

same shall have been within the express contemplation of the parties hereto, and any interest and penalties thereon, which are levied or assessed or are otherwise due during the Term (collectively, "TAXES") against (i) Landlord and which relate to Landlord's ownership of the Premises, the use, occupancy, operation or possession of the Premises or any part thereof or the transactions contemplated by this Lease, including, if applicable, (A) state franchise or doing business taxes or the like but only those relating to or resulting solely from Landlord's ownership of the Premises and not any other property or any other activity of Landlord, and only to the extent described in the second succeeding sentence, (B) transfer taxes relating solely to the conveyance of the Premises to or from Tenant or its affiliates or in connection with the exercise of Landlord's remedies after a Default hereunder (but excluding any transfer taxes payable in connection with the conveyance of the Premises from Tenant to Landlord on or about the date of this Lease pursuant to that certain Purchase and Sale Agreement and Joint Escrow Instructions between Landlord, Tenant and ID Biomedical Corporation), (ii) the Premises or this Lease or the interest of Tenant or Landlord therein or herein, (iii) Base Rent or Additional Rent or other sums payable by Tenant hereunder, (iv) the use, occupancy, construction, repair or rebuilding of the Premises or any portion thereof, or (v) gross receipts from the Premises. If any Taxes levied or assessed against the Premises may legally be paid in installments, Tenant shall have the option to pay such Taxes in installments. Tenant shall furnish Landlord with receipts (or if receipts are not available, with copies of cancelled checks evidencing payment with receipts to follow promptly after they become available) showing payment of Taxes prior to the applicable delinquency date therefor, or Tenant shall cause a tax service acceptable to Landlord to provide Landlord timely evidence of the payment by Tenant of such Taxes. Taxes which are payable by Tenant, including taxes payable in installments extending past the end of the Term, shall be apportioned between Landlord and Tenant as of the date on which this Lease terminates. Tenant shall have the right to contest Taxes with the relevant taxing authority, and Landlord shall cooperate in any such contest, which cooperation shall include executing relevant documents if the taxing authority requires Landlord's signature.

         The amount of ad valorem real property taxes shall be the amount shown on the latest available tax bills required to be paid in a calendar year for which Taxes are being determined. The amount of any tax refunds shall be deducted from Taxes for the tax year to which the refund relates (and, if any such refund is received by Landlord, it shall be paid by Landlord to Tenant if and to the extent that Tenant paid the Taxes for the year in question).

         The amount of any tax or excise levied by the United States, the Commonwealth of Massachusetts or the City of Northborough, any political subdivision of the foregoing, or any other taxing body, on rents or other income from the Premises (or the value of the leases thereon) to be included shall not be greater than the amount which would have been payable on account of such tax or excise by Landlord during the calendar year in respect of which Taxes are being determined had the income been received by Landlord from the Premises (excluding amounts payable under this paragraph) been the sole taxable income of Landlord for such calendar year.

         There shall be excluded from Taxes all income taxes (except those which may be included pursuant to the immediately preceding paragraph) excess profits taxes, franchise taxes (except as specifically set forth above), capital stock taxes, and inheritance or estate taxes.

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                    30 Bearfoot Road, Northborough, MA / ID Biomedical - Page 10

         10. RESERVED.

         11. UTILITIES, SERVICES. Tenant shall make its own arrangements for, and shall pay all charges for, water, electricity, heat, light, power, telephone, sewer, and other utilities (including gas and fire sprinklers to the extent the Project is plumbed for such services), refuse and trash collection and janitorial services (collectively, "UTILITIES") as needed for Tenant's operation of the Premises. Landlord shall have no obligation to provide any Utilities to the Premises.

         12. ALTERATIONS AND TENANT'S PROPERTY. Any alterations, additions, or improvements made to the Premises by or on behalf of Tenant, but excluding installation, removal or realignment of furniture systems (other than removal of furniture systems owned or paid for by Landlord) not involving any modifications to the structure or connections (other then by ordinary plugs or jacks) to Building Systems (as defined in SECTION 14) ("ALTERATIONS") shall be subject to Landlord's prior written consent, which consent shall not be unreasonably withheld or delayed. Tenant may construct nonstructural Alterations in the Premises without Landlord's prior approval if the cost of any single Alteration does not (REDACTED) and the aggregate cost of all such work in any 12 month period does not (REDACTED) (a "NOTICE-ONLY ALTERATION"), provided Tenant notifies Landlord in writing of such intended Notice-Only Alteration, and such notice shall be accompanied by plans, specifications, work contracts and such other information concerning the nature and cost of the Notice-Only Alteration as may be reasonably requested by Landlord, which notice and accompanying materials shall be delivered to Landlord not less than 10 business days in advance of any proposed construction; provided, that for Alterations the cost of which is less than $5,000, Tenant may deliver notice to Landlord following the completion of the Alteration and need only deliver to Landlord the plans and specifications therefor. If Landlord approves any Alterations, Landlord may impose such conditions related to the proposed Alteration on Tenant in connection with the commencement, performance and completion of such Alterations as Landlord may deem appropriate in Landlord's reasonable discretion. Any request for approval shall be in writing, delivered not less than 10 business days in advance of any proposed construction, and accompanied by plans, specifications, bid proposals, work contracts and such other information concerning the nature and cost of the alterations as may be reasonably requested by Landlord, including the identities and mailing addresses of all persons performing work or supplying materials; provided that Tenant may submit schematic drawings for Landlord's approval as described below before submitting the entire package of materials described in this sentence. Alterations shall not be removed by Tenant at any time during the Term and shall remain upon and be surrendered with the Premises as a part thereof in accordance with Section 27 following the expiration or earlier termination of this Lease, unless Landlord requires such removal as a condition to the approval of the Alteration. To request Landlord's approval, Tenant shall provide to Landlord schematic drawings for the Alteration and Landlord shall respond with its comments on such drawings within 10 business days after receipt thereof. Such approval is also subject to Landlord's

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                    30 Bearfoot Road, Northborough, MA / ID Biomedical - Page 11

subsequent 10 business day review and approval of the construction drawings and specifications for the proposed Alteration. Landlord shall be required to approve the Alteration and the construction drawings and specifications, if (i) Landlord had previously approved the schematic drawings, and (ii) the construction drawings and specifications reflect the same Alteration as such schematic drawings. If Landlord disapproves of either the schematic drawings or the construction drawings and specifications, it shall provide Tenant with reasonably detailed reasons therefore, which shall be consistent with the standards for approval described above. Landlord's failure to approve or disapprove Tenant's proposed Alterations within 10 business days following Landlord's receipt of Tenant's request for approval, and Tenant's delivery to Landlord of a second 5 business day reminder notice thereof, shall constitute Landlord's approval of the Alterations. Landlord's right to review plans and specifications and to monitor construction shall be solely for its own benefit, and Landlord shall have no duty to ensure that such plans and specifications or construction comply with applicable Legal Requirements. Tenant shall cause, at its sole cost and expense, all Alterations to comply with insurance requirements and with Legal Requirements and shall implement at its sole cost and expense any alteration or modification required by Legal Requirements as a result of any Alterations. Tenant shall pay to Landlord, as Additional Rent, on demand an amount equal to (REDACTED) of all charges incurred by Tenant or its contractors or agents in connection with any Alteration to cover Landlord's overhead and expenses for plan review, coordination, scheduling and supervision, up to a maximum of the sum (REDACTED), and (b) the reasonable costs of Landlord's third party consultants. Before Tenant begins any Alteration, Landlord may post on and about the Premises notices of non-responsibility pursuant to applicable law. Tenant shall reimburse Landlord for, and indemnify and hold Landlord harmless from, any expense incurred by Landlord by reason of faulty work done by Tenant or its contractors, delays caused by such work, or inadequate cleanup.

         Tenant shall furnish security or make other arrangements reasonably satisfactory to Landlord to assure payment for the completion of all Alterations work free and clear of liens, and shall provide (and cause each contractor or subcontractor to provide) certificates of insurance for workers' compensation in legally required amounts and other liability and also either obtain a standalone builder's risk insurance policy or arrange coverage for improvements under construction as part of Tenant's property insurance policy required pursuant to
Section 17(a) (except that such builder's risk insurance shall not be required for Notice-Only Alterations) in commercially reasonable amounts and from an insurance company reasonably satisfactory to Landlord protecting Landlord against liability for personal injury or property damage during construction. Upon completion of any Alterations, Tenant shall deliver to Landlord: (i) sworn statements setting forth the names of all contractors and subcontractors who did the work and final lien waivers from all such contractors and subcontractors; and (ii) "as built" plans for any such Alteration.


The (i) items listed on EXHIBIT B attached hereto, (ii) any items agreed by Landlord and Tenant in writing to be included on EXHIBIT B in the future, (iii) all cGMP Systems now located or hereafter installed in the Premises, and (iv) all real property fixtures, built-in machinery and equipment, built-in casework and cabinets and other similar additions and improvements now or hereafter built into the Premises so as to become an integral part of the Premises such as fume hoods, built-in cold rooms, built-in warm rooms, walk-in cold rooms, walk-in warm rooms, deionized water systems, glass washing equipment, cage washers; autoclaves, chillers, built-in plumbing, electrical and

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                    30 Bearfoot Road, Northborough, MA / ID Biomedical - Page 12

mechanical equipment and systems, and any transfer switch and any similar fixtures, machinery, and equipment attached to the Premises and used in connection with the use, operation, maintenance or repair thereof as a pilot or commercial scale vaccine manufacturing plant (collectively, "INSTALLATIONS"), shall be and shall remain the property of Landlord during the Term and following the expiration or earlier termination of the Term, shall not be removed by Tenant at any time during the Term and shall remain upon and be surrendered with the Premises as a part thereof in accordance with SECTION 28 following the expiration or earlier termination of this Lease; PROVIDED, HOWEVER, that Landlord shall, at the time its approval of such Installation is requested and if Tenant so requests, notify Tenant if it has elected to cause Tenant to remove such Installation upon the expiration or earlier termination of this Lease due to the unusual expense required to remove such Installation to readapt the Premises for subsequent use. If Landlord so elects, Tenant shall remove such Installation upon the expiration or earlier termination of this Lease and restore any damage caused by or occasioned as a result of such removal. Except for the Installations, Tenant may remove Tenant's personal property and equipment from the Premises ("Tenant's Personal Property") at any time, provided that Tenant, when removing any of Tenant's Personal Property which was plumbed, wired or otherwise connected to any of the Building Systems, shall cap off all such connections behind the walls of the Premises and repair any holes. The standards for Landlord's approval and the approval process for proposed installations of Tenant's Personal Property during the Term that involve an Alteration shall be those described in Section 12 for Alterations.

         Notwithstanding the foregoing, Landlord acknowledges that any new Major Process Equipment (not including any replacements of Major Process Equipment existing in the Premises on the date of this Lease, which replacements shall become the property of Landlord upon their installation) ("New MPE") installed by Tenant in the Premises after the date of this Lease shall be the property of Tenant. Tenant hereby grants to Landlord the option to purchase any New MPE upon the expiration or earlier termination of this Lease, in the case of New MPE owned by Tenant, (REDACTED), and, in the case of New MPE leased by Tenant, at (REDACTED). If Landlord exercises its option as to any New MPE, Tenant shall deliver unencumbered title to such New MPE, together with all documentation related thereto, and the New MPE shall remain in the Premises upon surrender thereof to Landlord in accordance with this Lease. If Landlord and Tenant are unable to agree (REDACTED) of any New MPE with respect to which Landlord exercises its option to purchase, Landlord and Tenant shall select a mutually agreeable appraiser experienced in the appraisal of such items and the determination of the appraiser as to (REDACTED) of the New MPE in question shall be binding.

         13. LANDLORD'S REPAIRS. Landlord shall not under any circumstances be required to build any improvements on the Premises, or to make any repairs, replacements, alterations or renewals of any nature or description to the Premises, whether ordinary or extraordinary,

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                    30 Bearfoot Road, Northborough, MA / ID Biomedical - Page 13

structural or non-structural, foreseen or unforeseen, or to make any expenditure whatsoever in connection with this Lease, or to maintain the Premises in any way. Tenant hereby waives the right to make repairs at the expense of Landlord pursuant to any law in effect at the time of the execution this Lease or hereafter enacted.

         14. TENANT'S REPAIRS; CGMP AND MAJOR PROCESS EQUIPMENT. Tenant, at its expense, shall repair, replace and maintain in good condition all portions of the Premises, including, without limitation, all outside and parking areas, walls, foundation, roof, and HVAC, plumbing, electrical, fire sprinklers, elevators and all other building systems serving the Premises ("BUILDING SYSTEMS"). Such repair and replacement may include capital expenditures and repairs whose benefit may extend beyond the Term. Should Tenant fail to make any such repair or replacement or fail to maintain the Premises, Landlord shall give Tenant notice of such failure. If Tenant fails to commence cure of such failure within 30 days of Landlord's notice, and thereafter diligently prosecute such cure to completion, Landlord may perform such work and shall be reimbursed by Tenant within 10 days after demand therefor; provided, however, that if such failure by Tenant creates or could create an emergency, Landlord may immediately commence cure of such failure and shall thereafter be entitled to recover the costs of such cure from Tenant. Tenant shall bear the full uninsured cost of any repair or replacement to any part of the Project that results from damage caused by Tenant or any Tenant Party.

         At Tenant's sole cost and expense, Tenant shall perform and comply with all Legal Requirements, whether or not the same shall now exist or shall hereafter be enacted or promulgated, and whether or not the same are within the present contemplation of Landlord or Tenant, whether or not such Legal Requirements shall necessitate structural changes, improvements, interference with use and enjoyment of the Premises, replacements or repairs, extraordinary as well as ordinary. At Tenant's sole cost and expense, Tenant shall comply with all provisions of all contracts, agreements, instruments and restrictions affecting the Premises or any part thereof or its ownership, occupancy, use, operation or possession; provided that Landlord shall not enter into or consent to the creation of any such matter which would diminish or adversely affect the rights of Tenant under this Lease or impose any obligations upon Tenant without the written consent of Tenant, which may be withheld in Tenant's sole discretion.

         Without limitation of the foregoing, Tenant shall maintain in good order, condition and repair, subject to ordinary wear and tear, all cGMP Systems and Major Process Equipment in the Premises, including any expansions, enhancements, and replacements thereof. As of the date of this Lease, Tenant has supplied to Landlord copies of the following: (a) all operation, maintenance, cleaning, changeover and metrology Standard Operating Procedures for the Fixtures and Personal Property; (b) validation protocols and reports, including all Installation Qualifications ("IQ") and Operations Qualifications ("OQ") for cGMP Systems and Major Process Equipment installed on the Premises as of the date of this Lease, and Process Qualifications ("PQ") for cGMP Systems and generic Major Process Equipment (such as Autoclaves, Depyro Oven) installed on the Premises as of the date of this Lease; (c) environmental monitoring records, maintenance and metrology records for the 6-month period prior to the date of this Lease; (d); facility monitoring and alarm records for the 12-month period prior to the date of this Lease; (e) copies of any facility-related observations made by regulatory inspectors in the prior 12-month period, along with Tenant's responses to these observations; and (f) all as-built

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                    30 Bearfoot Road, Northborough, MA / ID Biomedical - Page 14

drawings for all Improvements and cGMP Systems. Throughout the Term of this Lease, Tenant shall deliver to Landlord updated cGMP documentation as follows:
Item (b) IQs and OQs following installation of new or modified cGMP Systems and/or Major Process Equipment; Item (e) following inspection of the Project by regulatory authorities; and all other items, once annually. Prior to any mothballing or decommissioning of the cGMP Systems, Tenant shall develop procedures, subject to Landlord's review and reasonable approval, to ensure that the ability to restart the cGMP Systems to a normal state of operations is not impaired. Such procedures shall include the requirement that Tenant adhere to appropriate maintenance and metrology procedures during any period of mothballing.

         15. MECHANIC'S LIENS. Tenant shall discharge or bond over any mechanic's lien filed against the Premises or against the Project for work claimed to have been done for, or materials claimed to have been furnished to, Tenant within 10 days after notice of the filing thereof, at Tenant's sole cost and shall otherwise keep the Premises and the Project free from any liens arising out of work performed, materials furnished or obligations incurred by Tenant. Should Tenant fail to discharge or bond over any lien described herein as aforesaid, Landlord shall have the right, but not the obligation, to pay such claim or post a bond or otherwise provide security to eliminate the lien as a claim against title to the Project and the cost thereof shall be immediately due from Tenant as Additional Rent. If Tenant shall lease or finance the acquisition of any of Tenant's Personal Property utilized by Tenant in the operation of Tenant's business, Tenant warrants that any Uniform Commercial Code Financing Statement filed as a matter of public record by any lessor or creditor of Tenant will upon its face or by exhibit thereto indicate that such Financing Statement is applicable only to Tenant's Personal Property or other personal property of Tenant not located within the Premises. In no event shall the address of the Project be furnished on the statement without qualifying language as to applicability of the lien only to Tenant's Personal Property. Landlord shall cooperate with Tenant regarding any financing or lease of Tenant's Personal Property or New MPE, including the execution of a Landlord Waiver substantially in the form of Exhibit C, with appropriate modifications if the transaction in question is a lease rather than a financing of Tenant's Personal Property or New MPE, or another commercially reasonable form of landlord waiver that does not impose material obligations on Landlord beyond those that would be imposed by the Landlord Waiver in the form of Exhibit C, provided that in no event shall such landlord waiver grant a blanket lien, but shall particularly identify the collateral subject to said landlord waiver.

         16. INDEMNIFICATION. Tenant hereby indemnifies and agrees to defend, save and hold Landlord harmless from and against any and all Claims for injury or death to persons or damage to property occurring within or about the Premises, except to the extent caused by the willful misconduct or gross negligence of Landlord. Without limiting Landlord's obligations under that certain Purchase and Sale Agreement and Joint Escrow Instructions among Landlord, Tenant, and ID Biomedical Corporation pursuant to which Landlord acquired the Premises from Tenant, and without limiting Landlord's obligations under Section 31, Landlord shall not be liable to Tenant for, and Tenant assumes all risk of damage to, personal property (including, without limitation, loss of records kept within the Premises). Tenant further waives any and all Claims for injury to Tenant's business or loss of income relating to any such damage or destruction of personal

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                    30 Bearfoot Road, Northborough, MA / ID Biomedical - Page 15

property (including, without limitation, any loss of records). Landlord shall not be liable for any damages arising from any act, omission or neglect of any other third party.

         17. INSURANCE. (a) Tenant shall, at Tenant's sole cost and expense, maintain valid and enforceable all risk property and, if applicable, sprinkler damage insurance covering the full replacement cost of the Improvements and the Fixtures and Personal Property. Tenant, at Tenant's sole cost and expense, shall maintain such other insurance and additional coverages as Landlord may reasonably deem necessary, including, but not limited to, flood, earthquake, loss or failure of building equipment, errors and omissions (as a coverage feature of the property insurance policy), business interruption, workers' compensation insurance and fidelity bonds for employees employed to perform services (which fidelity bonds shall not be required to be in place prior to 60 days following the date of this Lease). Any insurance policies required by this
Section 17(a) shall name the Landlord Parties (as defined below) as insureds and loss payee.

         (b) Tenant, at its sole cost and expense, shall also maintain during the Term: all risk property insurance with business interruption and extra expense coverage, covering the full replacement cost of Tenant's Personal Property; workers' compensation insurance with no less than the minimum limits required by law; employer's liability insurance with such limits as required by law; commercial general liability insurance, with a minimum limit of not less than $2,000,000 per occurrence for bodily injury and property damage with respect to the Premises. The commercial general liability insurance policy shall name Landlord, its officers, directors, employees, managers, agents, invitees and contractors (collectively, "LANDLORD PARTIES"), as additional insureds. The commercial general liability insurance policy shall insure on an occurrence and not a claims-made basis. Tenant shall also maintain environmental impairment liability insurance, including third party liability coverage, which may insure on a claims-made basis; PROVIDED, that Tenant shall not be required to carry such insurance if the premium for such insurance at any time is greater (REDACTED) per year, which limit shall be increased annually after the first full calendar year of the Term by the lesser of (i) (REDACTED) and (ii) the percentage increase in the cost of such coverage prevailing in the insurance markets for the prior year; provided further, that Tenant shall in not any event be required to have such insurance in place prior to 60 days following the date of this Lease.

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                    30 Bearfoot Road, Northborough, MA / ID Biomedical - Page 16

         (c) Any insurance policies required by Sections 17(a) and 17(b) shall be issued by insurance companies which have a rating of not less than policyholder rating of A and financial category rating of at least Class X in "Best's Insurance Guide"; shall not be cancelable for nonpayment of premium unless 30 days prior written notice shall have been given to Landlord from the insurer; contain a hostile fire endorsement and a contractual liability endorsement; and provide primary coverage to Landlord (any policy issued to Landlord providing duplicate or similar coverage shall be deemed excess over Tenant's policies). Copies of such policies (if available), or certificates of insurance showing the limits of coverage required hereunder and showing Landlord as an additional insured on the commercial general liability policy and as loss payee on the property insurance policy, along with reasonable evidence of the payment of premiums for the applicable period, shall be delivered to Landlord by Tenant upon commencement of the Term and upon each renewal of said insurance. Tenant's policy may be a "blanket policy" with an aggregate per location endorsement which specifically provides that the amount of insurance shall not be prejudiced by other losses covered by the policy. Tenant shall, at least 5 days prior to the expiration of such policies, furnish Landlord with renewal certificates.

         In each instance where insurance is to name Landlord as an additional insured, Tenant shall upon written request of Landlord also designate and furnish certificates so evidencing Landlord as additional insured to: (i) any lender of Landlord holding a security interest in the Project or any portion thereof, and (ii) any management company retained by Landlord to manage the Project (but this clause (ii) shall not be construed to give Landlord or any such management company any rights to control the operation of the Project that are not provided in this Lease).

         The property insurance obtained by Tenant shall include a waiver by the insurer of subrogation and of all rights based upon an assignment from its insured, against Landlord, and its officers, directors, employees, managers, agents, invitees and contractors ("RELATED PARTIES"), in connection with any loss or damage thereby insured against. Neither party nor its respective Related Parties shall be liable to the other for loss or damage caused by any risk insured against under property insurance required to be maintained hereunder or otherwise maintained by either party and covering the Improvements, and each party waives any claims against the other party, and its respective Related Parties, for such loss or damage. The failure of a party to insure its property shall not void this waiver. Landlord and its respective Related Parties shall not be liable for, and Tenant hereby waives all claims against such parties for, business interruption and losses occasioned thereby sustained by Tenant or any person claiming through Tenant resulting from any accident or occurrence in or upon the Premises or the Project from any cause whatsoever. If the foregoing waivers shall contravene any law with respect to exculpatory agreements, the liability of Landlord or Tenant shall be deemed not released but shall be secondary to the other's insurer.

         Landlord may require insurance policy limits to be raised to conform with commercially reasonable requirements of Landlord's institutional lender and/or to bring coverage limits to commercially prevailing

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                    30 Bearfoot Road, Northborough, MA / ID Biomedical - Page 17

amounts that may from time to time be applicable to property similar to the Project located in the vicinity.

         18. CASUALTY AND CONDEMNATION.

         (a) Tenant hereby assumes all risk of loss, damage or destruction, whether (i) by fire or hazard or other casualty, or the theft of all or any portion of the Premises (a "CASUALTY") or (ii) by taking, condemnation, seizure, confiscation, requisition or other taking or sale of the use, access, occupancy, easement, rights to or title of all or any portion of the Premises, whether permanent or temporary, by or on account of any actual or threatened eminent domain proceedings or other action by any Governmental Authority or any transfer in lieu or in anticipation thereof (a "TAKING"; a Taking and a Casualty are each sometimes referred to as a "DESTRUCTION"). Subject to the provisions of this
Section 18 governing the use and disbursement of insurance and condemnation proceeds, Tenant hereby assigns to Landlord any award or insurance or other payment to which Tenant may become entitled by reason of its interest in the Premises (other than any award or insurance or other payment made to Tenant for interruption of business, moving expenses or Tenant's Personal Property, hereinafter referred to as "Tenant's Loss"), if the Premises, or any portion thereof, is damaged, destroyed, lost or taken in a Taking or a Casualty. If a Destruction with respect to the Premises occurs, Tenant shall give Landlord prompt written notice thereof, and describe in reasonable detail in each case the circumstances of the Taking or Casualty and the damage to or loss of the Premises. So long as no Default has occurred and is continuing, Tenant shall, at its sole cost and expense, in the name and on behalf of the Landlord, Tenant or otherwise, appear in any such proceeding or other action, negotiate, accept and prosecute any claim for any award, compensation, insurance proceeds or other payment on account of any such Casualty or Taking and, subject to SECTION 18 (b) below, cause each such award, compensation, insurance proceeds or other payment to be paid to Landlord. Tenant shall use commercially reasonable efforts to achieve the maximum award or other recoveries obtainable under the circumstances. Any negotiated awards, settlement or recoveries shall be subject to Landlord's prior written approval, which shall not be unreasonably withheld. Landlord may appear in any such proceeding or other action in a manner consistent with the foregoing and the reasonable costs and expenses of any such appearance shall be borne by Tenant and payable to Landlord as Additional Rent. Tenant shall promptly inform Landlord of all settlement offers. If a Default has occurred and is continuing at the time of any Destruction or at the time of settlement, Landlord shall have the exclusive right at Tenant's cost to negotiate, adjust and settle awards, settlements and recoveries without Tenant's approval.

         (b) After giving notice of a Destruction under the provisions of
SECTION 18 (a) above, unless this Lease is terminated pursuant to the provisions of SECTION 18 (d) OR (f) below, Tenant shall, at Tenant's own cost and expense, proceed with diligence and promptness (i) to carry out any work necessary to make the Premises safe and secure, and (ii) restore, repair, replace, rebuild and improve of the Premises, as nearly as practicable and to the extent permitted by Legal Requirements, to a condition not less than the condition required to be maintained under this Lease. All construction work shall be subject to the reasonable requirements of Landlord as provided for in SECTION 12 and in this SECTION 18. Promptly upon completion of any such restoration, Tenant shall inform, in writing, Landlord of the same.

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                    30 Bearfoot Road, Northborough, MA / ID Biomedical - Page 18

         Except as otherwise provided in Section 18(e), Base Rent and Additional Rent shall not abate hereunder by reason of any Destruction affecting the Premises, and this Lease shall continue in full force and effect and Tenant shall continue to perform and fulfill all of Tenant's obligations, covenants and agreements hereunder notwithstanding such Destruction.

         The entire award, compensation, insurance proceeds or other payment, if any, on account of any Destruction, less any expenses reasonably incurred by Landlord in obtaining such award, compensation, insurance proceeds or other payment and any reasonable cost and expense in connection with the administration of the distribution of the same incurred by Landlord and not already paid (or reimbursed) to Landlord, plus any investment income earned with respect to the foregoing amounts (the "NET AWARD") shall be applied as described in this Section 18(b). Before commencement of any restoration and at all times during such restoration, if the undisbursed portion of the Net Award is less than the estimated hard and soft costs to restore the Premises to the condition required in this clause (b), as reasonably determined by Landlord, at Tenant's expense, then, unless such estimated cost is less than the Restoration Threshold Amount (as defined below), Tenant shall, at Tenant's option, either (i) deposit with the Depositary (as defined below) amount by which such estimated cost to restore exceeds the Net Award, (ii) post an equivalent bond or other security reasonably satisfactory in form and substance to Landlord issued by a surety, bank or other Person satisfactory to Landlord, whereupon such deposit or bonded amount shall be part of the Net Award for purposes of SECTION 18 (c) below, or
(iii) provide written notice to Landlord that Tenant will pay out of its own funds the restoration costs that are in excess of the Net Award before requesting disbursements of the Net Award, in which case Landlord shall not be obligated to consent to disbursements of the Net Award until Tenant has provided reasonably satisfactory evidence of the prior payment of such excess amount. If the Net Award does not exceed (REDACTED) (the "RESTORATION THRESHOLD AMOUNT"), then the Net Award shall be promptly paid to Tenant to be applied to the repair and rebuilding required by this paragraph (b). If the Net Award exceeds the Restoration Threshold Amount then:

                  (i) the full amount thereof shall be paid to a depositary (the "DEPOSITARY"). The Depositary shall be a bank or trust company selected by Landlord, and which has a credit rating from S&P or Moody's (or any successor to either entity) of "A" or "A2", respectively, or better. The Depositary shall have no affirmative obligation to prosecute a determination of the amount of, or to effect the collection of, any insurance proceeds or condemnation award or awards. Moneys so received by the Depositary shall be held by the Depositary in trust separately in an interest bearing account for the uses and purposes provided in this Lease. To the extent not available to be paid from the Net Award, fees and expenses payable to the Depositary shall be paid by Tenant as Additional Rent and interest on the Net Award shall belong to Tenant.

                  (ii) Payments of the Net Award for the actual costs and expenses incurred by Tenant in connection with such restoration shall be made to Tenant by the Depositary after written notice to the Depositary, with a copy to Landlord, setting forth in reasonable detail and with reasonable supporting material all of such costs and expenses actually incurred by Tenant. Disbursements of any Net Award shall be subject to the condition that no Default shall have occurred and be continuing hereunder at the time of any

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                    30 Bearfoot Road, Northborough, MA / ID Biomedical - Page 19

         requested disbursement. Disbursements by the Depositary shall not be more frequent than monthly in an amount not exceeding the hard and soft costs of Restoration incurred since the previous disbursement (less retainage of ten (10%) percent until substantial completion of Restoration), and shall be made upon delivery of the following (1) a draw certificate using then-standard AIA or similar forms (or reasonable evidence of the costs incurred for costs to which the AIA or similar forms would not apply), (2) an architect's certification of completion and performance of the work to date in a good and workmanlike manner in accordance with the approved plans and specifications, (3) customary lien waivers for the work covered by the prior progress payments, and (4) other reasonable evidence of cost and payment of the amounts subject to the disbursement request.

         (c) Notwithstanding any other provision to the contrary contained in this SECTION 18, in the event of a temporary Taking (i.e., a Taking for up to one year), this Lease shall remain in full force and effect (including without limitation the obligation of Tenant to continue to pay Base Rent and Additional
Rent), Tenant shall be obligated to continue to pay Base Rent and Additional Rent, and Tenant shall be entitled to the Net Award paid for such temporary condemnation; except that any portion of the Net Award allocable to the time period after the expiration or termination of the Term shall be paid to Landlord. The provisions of this Article 18 shall supersede any contrary provisions in any statute or law.

         (d) "SUBSTANTIAL OR COMPLETE TAKING" means a Taking that has rendered the Premises (taken separately from any other properties owned or used by Tenant) unavailable for Tenant's continued business operations as contemplated by the Permitted Use. Upon a Substantial or Complete Taking, Tenant shall deliver a notice thereof to Landlord within 60 days following receipt of demand for delivery of possession from the condemning authority and this Lease shall terminate as of the date the Premises are surrendered to the condemning authority, with Landlord retaining the award for the Taking.

         (e) "EXCESS DESTRUCTION AWARD" means that portion of any award for a Taking or insurance proceeds received with respect to a Casualty that are actually paid to Landlord and not used by Landlord or Tenant to pay the costs of restoring damage to the Premises caused by the Destruction. The Base Rent shall be reduced on a dollar for dollar basis by the amount of any Excess Destruction Award until such amount is exhausted, commencing upon the completion of restoration by Tenant.

         (f) "SUBSTANTIAL OR COMPLETE CASUALTY" means a Casualty that has rendered the Premises (taken separately from any other properties owned or used by Tenant) unavailable for Tenant's continued business operations as contemplated by the Permitted Use for more than 12

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                    30 Bearfoot Road, Northborough, MA / ID Biomedical - Page 20

months. Upon a Substantial or Complete Casualty during the last two years of the Term, provided that Tenant has maintained the property insurance coverage required hereunder, and Landlord has received the Net Award with respect to such casualty, Tenant shall have the option to terminate this Lease effective as of the date of the Casualty.

         19. EVENTS OF DEFAULT. Each of the following events shall be a default ("DEFAULT") by Tenant under this Lease:


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                    30 Bearfoot Road, Northborough, MA / ID Biomedical - Page 21

         (a) PAYMENT DEFAULTS. Tenant shall fail to pay any installment of Rent or any other payment hereunder when due, provided that Landlord shall provide to Tenant once in each calendar year with five (5) business days prior written notice of such failure before such failure shall constitute a Default.

         (b) INSURANCE. Any insurance required to be maintained by Tenant pursuant to this Lease shall be canceled or terminated or shall expire or shall be reduced or materially changed and Tenant shall not replace the same at least 10 days before the effective date of such cancellation or reduction, or Landlord shall receive a notice of nonrenewal of any such insurance and Tenant shall fail to obtain replacement insurance at least 20 days before the expiration of the current coverage.

         (c) ABANDONMENT. Tenant shall abandon the Premises.

         (d) IMPROPER TRANSFER. Tenant shall assign, sublease or otherwise transfer all or any portion of Tenant's interest in this Lease or the Premises except as expressly permitted herein, or Tenant's interest in this Lease shall be attached, executed upon, or otherwise judicially seized and such action is not released within 90 days of the action.

         (e) LIENS. Tenant shall fail to discharge, bond over, or otherwise obtain the release of any lien placed upon the Premises in violation of this Lease within 10 days after notice to Tenant that any such lien has been filed against the Premises.

         (f) INSOLVENCY EVENTS. Tenant or any guarantor or surety of Tenant's obligations hereunder shall: (A) make a general assignment for the benefit of creditors; (B) commence any case, proceeding or other action seeking to have an order for relief entered on its behalf as a debtor or to adjudicate it a bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, liquidation, dissolution or composition of it or its debts or seeking appointment of a receiver, trustee, custodian or other similar official for it or for all or of any substantial part of its property (collectively a "PROCEEDING FOR RELIEF"); (C) become the subject of any Proceeding for Relief which is not dismissed within 90 days of its filing or entry; or (D) die or suffer a legal disability (if Tenant, guarantor, or surety is an individual) or be dissolved or otherwise fail to maintain its legal existence (if Tenant, guarantor or surety is a corporation, partnership or other entity).

         (g) ESTOPPEL CERTIFICATE OR SUBORDINATION AGREEMENT. Tenant fails to execute any document required from Tenant under SECTIONS 22 or 26 within 5 business days after a second notice requesting such document and stating that Tenant's failure to comply with such second request within such time period shall constitute a Default hereunder.

         (h) OTHER DEFAULTS. Tenant shall fail to comply with any provision of this Lease other than those specifically referred to in this SECTION 19, and, except as otherwise expressly

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                    30 Bearfoot Road, Northborough, MA / ID Biomedical - Page 22

provided herein, such failure shall continue for a period of 30 days after written notice thereof from Landlord to Tenant.

Any notice given under SECTION 19(h) hereof shall: (i) specify the alleged default, (ii) demand that Tenant cure such default, (iii) be in lieu of, and not in addition to, or shall be deemed to be, any notice required under any provision of applicable law, and (iv) not be deemed a forfeiture or a termination of this Lease unless Landlord elects otherwise in such notice; PROVIDED that if the nature of Tenant's default pursuant to SECTION 19(h) is such that it cannot be cured by the payment of money and reasonably requires more than 30 days to cure, then Tenant shall not be deemed to be in default if Tenant commences such cure within said 30 day period and thereafter diligently prosecutes the same to completion; PROVIDED, HOWEVER, that such cure shall be completed no later than 90 days from the date of Landlord's notice.

         20. LANDLORD'S REMEDIES.

         (a) PAYMENT BY LANDLORD; INTEREST. Upon a Default by Tenant hereunder, Landlord may, without waiving or releasing any obligation of Tenant hereunder, make such payment or perform such act. All sums so paid or incurred by Landlord, together with interest thereon, from the date such sums were paid or incurred, at the annual rate equal to 12% per annum or the highest rate permitted by law (the "DEFAULT RATE"), whichever is less, shall be payable to Landlord on demand as Additional Rent. Nothing herein shall be construed to create or impose a duty on Landlord to mitigate any damages resulting from Tenant's Default hereunder.

         (b) LATE PAYMENT RENT. Late payment by Tenant to Landlord of Rent and other sums due will cause Landlord to incur costs not contemplated by this Lease, the exact amount of which will be extremely difficult and impracticable to ascertain. Such costs include, but are not limited to, processing and accounting charges and late charges which may be imposed on Landlord under any Mortgage covering the Premises. Therefore, if any installment of Rent due from Tenant is not received by Landlord within 3 business days after the date such payment is due, Tenant shall pay to Landlord an additional sum equal (REDACTED) of the overdue Rent as a late charge. The parties agree that this late charge represents a fair and reasonable estimate of the costs Landlord will incur by reason of late payment by Tenant. In addition to the late charge, Rent not paid when due shall bear interest at the Default Rate from the (REDACTED) day after the date due until paid.

         (c) REMEDIES. Upon the occurrence of a Default, Landlord, at its option, without further notice or demand to Tenant, shall have in addition to all other rights and remedies provided in this Lease, at law or in equity, the option to pursue any one or more of the following remedies, each and all of which shall be cumulative and nonexclusive, without any notice or demand whatsoever. No cure in whole or in part of such Default by Tenant after Landlord has taken any action beyond giving Tenant notice of such Default to pursue any remedy provided for herein (including retaining counsel to file an action or otherwise pursue any remedies) shall in any way affect Landlord's right to pursue such remedy or any other remedy provided Landlord herein or under law or in equity, unless Landlord, in its sole discretion, elects to waive such Default.

                  (i) This Lease and the Term and estate hereby granted are subject to the

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                    30 Bearfoot Road, Northborough, MA / ID Biomedical - Page 23

                           limitation that whenever a Default shall have happened and be continuing, Landlord shall have the right, at its election, then or thereafter while any such Default shall continue and notwithstanding the fact that Landlord may have some other remedy hereunder or at law or in equity, to give Tenant written notice of Landlord's intention to terminate this Lease on a date specified in such notice, which date shall be not less than 5 days after the giving of such notice, and upon the date so specified, this Lease and the estate hereby granted shall expire and terminate with the same force and effect as if the date specified in such notice were the date hereinbefore fixed for the expiration of this Lease, and all right of Tenant hereunder shall expire and terminate, and Tenant shall be liable as hereinafter in this SECTION 20(c) provided. If any such notice is given, Landlord shall have, on such date so specified, the right of re-entry and possession of the Premises and the right to remove all persons and property therefrom and to store such property in a warehouse or elsewhere at the risk and expense, and for the account, of Tenant. Should Landlord elect to re-enter as herein provided or should Landlord take possession pursuant to legal proceedings or pursuant to any notice provided for by law, Landlord may from time to time re-let the Premises or any part thereof for such term or terms and at such rental or rentals and upon such terms and conditions as Landlord may deem advisable, with the right to make commercially reasonable alterations in and repairs to the Premises.

                  (ii) In the event of any termination of this Lease as in this Section 20 provided or as required or permitted by law or in equity, Tenant shall forthwith quit and surrender the Premises to Landlord, and Landlord may, without further notice, enter upon, re-enter, possess and repossess the same by summary proceedings, ejectment or otherwise, and again have, repossess and enjoy the same as if this Lease had not been made, and in any such event Tenant and no person claiming through or under Tenant by virtue of any law or an order of any court shall be entitled to possession or to remain in possession of the Premises. Landlord, at its option, notwithstanding any other provision of this Lease, shall be entitled to recover from Tenant, as and for liquidated damages, the sum of:

                           (A) all Base Rent, Additional Rent and other amounts payable by Tenant hereunder then due or accrued and unpaid: and

                           (B) the amount equal to the aggregate of all unpaid Base Rent and Additional Rent which would have been payable if this Lease had not been terminated prior to the end of the Term then in effect (without giving effect to any unexercised Extension Term (as defined below), discounted to its then present value in accordance with accepted financial practice using a rate of (REDACTED) per annum, for loss of the bargain; and

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                    30 Bearfoot Road, Northborough, MA / ID Biomedical - Page 24

                           (C) all other damages and expenses (including attorneys' fees and expenses), if any, which Landlord shall have sustained by reason of the breach of any provision of this Lease; less

                           (D) the net proceeds of any re-letting actually received by Landlord and the amount of damages which Tenant proves could have been avoided had Landlord taken reasonable steps to mitigate its damages.

                  (iii) Nothing herein contained shall limit or prejudice the right of Landlord, in any bankruptcy or insolvency proceeding, to prove for and obtain as liquidated damages by reason of such termination an amount equal to the maximum allowed by any bankruptcy or insolvency proceedings, or to prove for and obtain as liquidated damages by reason of such termination, an amount equal to the maximum allowed by any statute or rule of law, but in each case not more than the amount to which Landlord would otherwise be entitled under this SECTION 20.

                  (iv) Nothing in this SECTION 20 shall be deemed to affect the right of either party to indemnifications pursuant to this Lease.

                  (v) If Landlord terminates this Lease upon the occurrence of a Default, Tenant will quit and surrender the Premises to Landlord or its agents, and Landlord may, without further notice, enter upon, re-enter and repossess the Premises by summary proceedings, ejectment or otherwise. The words "enter", "re-enter", and "re-entry" are not restricted to their technical legal meanings.

                  (vi) If either party shall be in default in the observance or performance of any provision of this Lease, and an action shall be brought for the enforcement thereof, the non-prevailing party shall pay to the prevailing party all fees, costs and other expenses which may become payable as a result thereof or in connection therewith, including attorneys' fees and expenses.

                  (vii) If Tenant shall default in the keeping, observance or performance of any covenant, agreement, term, provision or condition herein contained, Landlord, without thereby waiving such default, may perform the same for the account and at the expense of Tenant (a) immediately or at any time thereafter and without notice in the case of emergency or in case such default will result in a violation of any legal or insurance requirements resulting in immediate danger to persons or property, or in the imposition of any lien against all or any portion of the Premises (but only after Tenant has failed to respond to such lien as permitted by Section 15 within the time period provided in Section 15), and (b) in any other case if such default continues after any applicable notice and cure period provided in SECTION 19. All reasonable costs and expenses incurred by Landlord in connection with any such performance by it for the account of Tenant and also all reasonable costs and expenses, including attorneys'

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                    30 Bearfoot Road, Northborough, MA / ID Biomedical - Page 25

                           fees and disbursements incurred by Landlord in any action or proceeding (including any summary dispossess proceeding) brought by Landlord to enforce any obligation of Tenant under this Lease and/or right of Landlord in or to the Premises, shall be paid by Tenant to Landlord within 10 days after demand.

                  (viii) Independent of the exercise of any other remedy of Landlord hereunder or under applicable law, Landlord may conduct an environmental test of the Premises as generally described in SECTION 27, at Tenant's expense, to the extent provided in Section 27.

                  (ix) Except as otherwise provided in this SECTION 20, no right or remedy herein conferred upon or reserved to Landlord is intended to be exclusive of any other right or remedy, and every right and remedy shall be cumulative and in addition to any other legal or equitable right or remedy given hereunder, or now or hereafter existing. No waiver of any provision of this Lease shall be deemed to have been made unless expressly so made in writing. Landlord shall be entitled, to the extent permitted by law, to seek injunctive relief in case of the violation, or attempted or threatened violation, of any provision of this Lease, or to seek a decree compelling observance or performance of any provision of this Lease, or to seek any other legal or equitable remedy.

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                    30 Bearfoot Road, Northborough, MA / ID Biomedical - Page 26

         21.      ASSIGNMENT AND SUBLETTING.

         (a) GENERAL PROHIBITION. Without Landlord's prior written consent subject to and on the conditions described in this SECTION 21, Tenant shall not, directly or indirectly, voluntarily or by operation of law, assign this Lease or sublease the Premises or any part thereof or mortgage, pledge, or hypothecate its leasehold interest or grant any concession or license within the Premises, and any attempt to do any of the foregoing shall be void and of no effect. If Tenant is a corporation, partnership or limited liability company, the shares or other ownership interests thereof which are not actively traded upon a stock exchange or in the over-the-counter market, a transfer or series of transfers whereby 49% or more of the issued and outstanding shares or other ownership interests of such corporation are, or voting control is, transferred (but excepting transfers upon deaths of individual owners) from a person or persons or entity or entities which were owners thereof at time of execution of this Lease to persons or entities who were not owners of shares or other ownership interests of the corporation, partnership or limited liability company at time of execution of this Lease, shall be deemed an assignment of this Lease requiring the consent of Landlord as provided in this SECTION 21.

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                    30 Bearfoot Road, Northborough, MA / ID Biomedical - Page 27

         (b) PERMITTED TRANSFERS. If Tenant desires to assign, sublease, hypothecate or otherwise transfer this Lease or sublet the Premises other than pursuant to a Permitted Assignment (as defined below), then at least 15 business days, but not more than 45 business days, before the date Tenant desires the assignment or sublease to be effective (the "ASSIGNMENT DATE"), Tenant shall give Landlord a notice (the "ASSIGNMENT NOTICE") containing the proposed use of the Premises and any Hazardous Materials proposed to be used, stored handled, treated, generated in or released or disposed of from the Premises, the Assignment Date, any relationship between Tenant and the proposed assignee or sublessee, current financial statements for the proposed assignee or sublessee, and all material terms and conditions of the proposed assignment or sublease, including a copy of any proposed assignment or sublease in substantially its final form, and such other information as Landlord may deem reasonably necessary or appropriate to its consideration whether to grant its consent. Landlord shall provide written notice to Tenant within 5 business days after receipt of an Assignment Notice if Landlord reasonably requires information not included in the Assignment Notice. Landlord may, by giving written notice to Tenant within 15

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                    30 Bearfoot Road, Northborough, MA / ID Biomedical - Page 28

business days after receipt of the Assignment Notice: (i) grant such consent, or (ii) refuse such consent, in its reasonable discretion. No failure of Landlord to deliver a timely notice in response to the Assignment Notice shall be deemed to be Landlord's consent to the proposed assignment, sublease or other transfer, unless Tenant has delivered a second notice to Landlord stating that Landlord has failed to respond within the original 15 business day period and Landlord fails to respond within 5 days of receipt of such second notice. Tenant shall reimburse Landlord for all of Landlord's reasonable out-of-pocket expenses in connection with its consideration of any Assignment Notice, up to a maximum amount of (REDACTED).

         Notwithstanding the foregoing, Tenant shall have the right to assign this Lease or sublease all or a portion of the Premises, upon 20 days prior written notice to Landlord but without obtaining Landlord's prior written consent, (a) to any entity which controls, is controlled by, or is under common control with, Tenant, or (b) to a corporation or other entity which is a successor-in-interest to Tenant, by way of merger, consolidation or corporate reorganization, or by the purchase of all or substantially all of the assets or the ownership interests of Tenant, or upon a deemed assignment pursuant to the second sentence of Section 21(a), provided that (i) such merger or consolidation, or such acquisition or assumption or transfer, as the case may be, is for a legitimate business purpose and not principally for the purpose of transferring the Lease, (ii) the net worth (as determined in accordance with generally accepted accounting principles ("GAAP")) of the assignee or sublessee is at least equal to the greater of (x) the net worth of Tenant as of the date of this Lease, and (y) the net worth of Tenant as of the date immediately prior to such assignment or sublease, (iii) the net worth (as determined in accordance with GAAP) of any guarantor or surety of the obligations of Tenant under this Lease is at least equal to the greater of (x) the net worth of such guarantor or surety as of the date of date of this Lease, and (y) the net worth of such guarantor or surety as of the date immediately prior to such assignment or sublease, and (iv) in the case of an assignment, such assignee shall agree in writing to assume all of the terms, covenants and conditions of this Lease arising after the effective date of the assignment (a "PERMITTED TRANSFER").

         (c) ADDITIONAL CONDITIONS. As a condition to any such assignment or subletting, whether or not Landlord's consent is required, Landlord may require:

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                    30 Bearfoot Road, Northborough, MA / ID Biomedical - Page 29


                  (i) that any assignee or subtenant agree, in writing at the time of such assignment or subletting, that if Landlord gives such party notice that Tenant is in default under this Lease, such party shall thereafter make all payments otherwise due Tenant directly to Landlord, which payments will be received by Landlord without any liability except to credit such payment against those due under the Lease, and any such third party shall agree to attorn to Landlord or its successors and assigns should this Lease be terminated for any reason; PROVIDED, HOWEVER, in no event shall Landlord or its successors or assigns be obligated to accept such attornment, except in the case of a Permitted Transfer; and

                  (ii) A list of Hazardous Materials, certified by the proposed assignee or sublessee to be true and correct, which the proposed assignee or sublessee intends to use, store, handle, treat, generate in or release or dispose of from the Premises, together with copies of all documents relating to such use, storage, handling, treatment, generation, release or disposal of Hazardous Materials by the proposed assignee or subtenant in the Premises or on the Project, prior to the proposed assignment or subletting, including, without limitation: permits; approvals; reports and correspondence; storage and management plans; plans relating to the installation of any storage tanks to be installed in or under the Project (provided, said installation of tanks shall only be permitted after Landlord has given its written consent to do so, which consent may be withheld in Landlord's reasonable discretion); and all closure plans or any other documents required by any and all federal, state and local Governmental Authorities for any storage tanks installed in, on or under the Project for the closure of any such tanks. Neither Tenant nor any such proposed assignee or subtenant is required, however, to provide Landlord with any portion(s) of the such documents containing information of a proprietary nature which, in and of themselves, do not contain a reference to any Hazardous Materials or hazardous activities.

                  (iii)    An increase in the amount of the Security Deposit.

         (d) LIABILITY OF TENANT,. Notwithstanding any assignment or subletting, Tenant and any guarantor or surety of Tenant's obligations under this Lease shall at all times remain fully and primarily responsible and liable for the payment of Rent and for compliance with all of Tenant's other obligations under this Lease, provided, however, that Tenant and any guarantor of the obligations of Tenant hereunder shall be released with respect to events or conditions first arising or existing, or obligations first accruing and owing, after a Permitted Transfer in which either the successor Tenant or the guarantor of the successor Tenant hereunder has an equity market cap of at least (REDACTED).

         (e) SHARING OF EXCESS RENTS. If the Rent due and payable by a sublessee or assignee (or a combination of the rental payable under such sublease or assignment plus any bonus or other consideration therefor or incident thereto in any form) (except in the case of a Permitted Transfer) exceeds the sum of the rental payable under this Lease and all expenses required to be paid by Tenant by this Lease (excluding however, any Rent payable under this Section) and actual and reasonable third party costs incurred by Tenant, including without limitation, advertising costs, tenant improvement allowances, brokerage fees, legal costs and any design or construction fees directly related to and required pursuant to the terms of any

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                    30 Bearfoot Road, Northborough, MA / ID Biomedical - Page 30

such sublease or assignment, amortized over the term of the sublease, or, in the case of an assignment, the remaining term of this Lease) (such excess being the "EXCESS RENT"), then Tenant shall be bound and obligated to pay Landlord as Additional Rent hereunder (REDACTED) of any periodic portion of such Excess Rent within 10 days following receipt thereof by Tenant. If Tenant shall sublet the Premises or any part thereof, Tenant hereby immediately and irrevocably assigns to Landlord, as security for Tenant's obligations under this Lease, all rent from any such subletting, and Landlord as assignee, or a receiver for Tenant appointed on Landlord's application, may collect such rent and apply it toward Tenant's obligations under this Lease and Landlord shall promptly deliver to Tenant any portion thereof in excess of Tenant's obligations hereunder; except that, until the occurrence of a Default, Tenant shall have the right to collect and retain such rent.

         (f) NO WAIVER. The consent by Landlord to an assignment or subletting shall not relieve Tenant or any assignees of this Lease or any sublessees of the Premises from obtaining the consent of Landlord to any further assignment or subletting to the extent that such consent is required hereunder, nor shall it release Tenant or any assignee or sublessee of Tenant from full and primary liability under the Lease. The acceptance of Rent hereunder, or the acceptance of performance of any other term, covenant, or condition thereof, from any other person or entity shall not be deemed to be a waiver of any of the provisions of this Lease or a consent to any subletting, assignment or other transfer of the Premises.

         (g) PRIOR ENVIRONMENTAL HISTORY. Notwithstanding any other provision of this SECTION 21, if (i) the proposed assignee or sublessee of Tenant has been required by any prior landlord, lender or Governmental Authority to take remedial action in connection with Hazardous Materials contaminating a property, where the contamination resulted from such party's action or use of the property in question, (ii) the proposed assignee or sublessee is subject to an enforcement order issued by any Governmental Authority in connection with the use, storage, handling, treatment, generation, release or disposal of Hazardous Materials (including, without limitation, any order related to the failure to make a required reporting to any Governmental Authority), or (iii) because of the existence of a pre-existing environmental condition in the vicinity of or underlying the Project, the risk that Landlord would be targeted as a responsible party in connection with the remediation of such pre-existing environmental condition would be materially increased or exacerbated by the proposed use of Hazardous Materials by such proposed assignee or sublessee, Landlord shall have the absolute right to refuse to consent to any assignment or subletting to any such party.

         22. ESTOPPEL CERTIFICATE. Tenant shall, within 10 business days of written notice from Landlord, execute, acknowledge and deliver a statement in writing in any form reasonably requested by a proposed lender or purchaser, (i) certifying that this Lease is unmodified and in full force and effect (or, if modified, stating the nature of such modification and certifying that this Lease as so modified is in full force and effect) and the dates to which the rental and other charges are paid in advance, if any, (ii) acknowledging that, to the knowledge of Tenant, there are not any uncured defaults on the part of Landlord hereunder, or specifying such defaults if any are claimed, and (iii) setting forth such further information with respect to the status of this Lease or the Premises as may be reasonably requested thereon. Any such statement may be relied upon by any prospective purchaser or encumbrancer of all or any portion of the real property of which the Premises are a part.

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                    30 Bearfoot Road, Northborough, MA / ID Biomedical - Page 31

         23. QUIET ENJOYMENT. So long as Tenant shall perform all of the covenants and agreements herein required to be performed by Tenant, Tenant shall, subject to the terms of this Lease, at all times during the Term, have peaceful and quiet enjoyment of the Premises against any person claiming by, through or under Landlord.

         24. PRORATIONS. All prorations required or permitted to be made hereunder shall be made on the basis of a 360 day year and 30 day months.

         25. RESERVED.

         26. SUBORDINATION. This Lease and Tenant's interest and rights hereunder are hereby made and shall be subject and subordinate at all times to the lien of any Mortgage now existing or hereafter created on or against the Project or the Premises, and all amendments, restatements, renewals, modifications, consolidations, refinancing, assignments and extensions thereof, without the necessity of any further instrument or act on the part of Tenant; PROVIDED, HOWEVER that so long as there is no Default hereunder, Tenant's right to possession of the Premises shall not be disturbed by the Holder of any such Mortgage and Tenant's other rights hereunder shall not be affected. Tenant agrees, at the election of the Holder of any such Mortgage, to attorn to any such Holder. Tenant agrees within 10 business days following demand to execute, acknowledge and deliver such instruments, confirming such subordination, and such instruments of attornment as shall be reasonably requested by any such Holder, provided any such instruments contain appropriate non-disturbance provisions assuring Tenant's quiet enjoyment of the Premises as set forth in
SECTION 23 hereof and are otherwise reasonably acceptable to Tenant. Notwithstanding the foregoing, any such Holder may at any time subordinate its Mortgage to this Lease, without Tenant's consent, by notice in writing to Tenant, and thereupon this Lease shall be deemed prior to such Mortgage without regard to their respective dates of execution, delivery or recording and in that event such Holder shall have the same rights with respect to this Lease as though this Lease had been executed prior to the execution, delivery and recording of such Mortgage and had been assigned to such Holder. The term "MORTGAGE" whenever used in this Lease shall be deemed to include deeds of trust, security assignments and any other encumbrances, and any reference to the "HOLDER" of a Mortgage shall be deemed to include the beneficiary under a deed of trust.

         27. SURRENDER. Upon the expiration of the Term or earlier termination of Tenant's right of possession, Tenant shall surrender the Premises to Landlord in the same condition

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                    30 Bearfoot Road, Northborough, MA / ID Biomedical - Page 32

as existing on the Commencement Date, subject to any Alterations or Installations permitted or required by Landlord to remain in the Premises, free of Hazardous Materials brought upon, kept, used, stored, handled, treated, generated in, or released or disposed of from, the Premises by any person other than a Landlord Party (collectively, "TENANT HAZMAT Operations"), broom clean, ordinary wear and tear and damage that Tenant is not required by this Lease to repair excepted. At least 3 months prior to the surrender of the Premises, Tenant shall deliver to Landlord a narrative description of the actions proposed (or required by any Governmental Authority) to be taken by Tenant in order to surrender the Premises (including any Installations permitted by Landlord to remain in the Premises) at the expiration or earlier termination of the Term, free from any residual impact from the Tenant HazMat Operations and otherwise released for unrestricted use and occupancy (the "SURRENDER PLAN"). Such Surrender Plan shall be accompanied by a current listing of (i) all Hazardous Materials licenses and permits held by or on behalf of any Tenant Party with respect to the Premises, and (ii) all Hazardous Materials used, stored, handled, treated, generated, released or disposed of from the Premises, and shall be subject to the review and approval of Landlord's environmental consultant, which approval shall not be unreasonably withheld. In connection with the review and approval of the Surrender Plan, upon the request of Landlord, Tenant shall deliver to Landlord or its consultant such additional non-proprietary information concerning Tenant HazMat Operations as Landlord shall request. On or before such surrender, Tenant shall deliver to Landlord evidence that the approved Surrender Plan shall have been satisfactorily completed and Landlord shall have the right, subject to reimbursement at Tenant's expense as set forth below, to cause Landlord's environmental consultant to inspect the Premises and perform such additional procedures as may be deemed reasonably necessary to confirm that the Premises are, as of the effective date of such surrender or early termination of the Lease, free from any residual impact from Tenant HazMat Operations. Tenant shall reimburse Landlord, as Additional Rent, for the actual, reasonable out-of pocket expense incurred by Landlord for Landlord's environmental consultant to review and approve the Surrender Plan and to visit the Premises and verify satisfactory completion of the same. Landlord shall have the unrestricted right to deliver such Surrender Plan and any report by Landlord's environmental consultant with respect to the surrender of the Premises to third parties.

         If Tenant shall fail to prepare or submit a Surrender Plan approved by Landlord, or if Tenant shall fail to complete the approved Surrender Plan, or if such Surrender Plan, whether or not approved by Landlord, shall fail to adequately address any residual effect of Tenant HazMat Operations in, on or about the Premises, Landlord shall have the right to take such actions as Landlord may deem reasonable or appropriate to assure that the Premises and the Project are surrendered free from any residual impact from Tenant HazMat Operations, the reasonable cost of which actions shall be reimbursed by Tenant as Additional Rent, without regard to the limitation set forth in the first paragraph of this SECTION 27.

         Tenant shall immediately return to Landlord all keys and/or access cards to parking, the Project, restrooms or all or any portion of the Premises furnished to or otherwise procured by Tenant, other than access cards for the security system which is the property of Tenant. Any Tenant's Property, Alterations and property not so removed by Tenant as permitted or required herein shall be deemed abandoned and may be stored, removed, and disposed of by Landlord at Tenant's expense, and Tenant waives all claims against Landlord for any damages resulting

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                    30 Bearfoot Road, Northborough, MA / ID Biomedical - Page 33

from Landlord's retention and/or disposition of such property. All obligations of Tenant hereunder not fully performed as of the termination of the Term, including the obligations of Tenant under SECTION 29 hereof, shall survive the expiration or earlier termination of the Term, including, without limitation, indemnity obligations, payment obligations with respect to Rent and obligations concerning the condition and repair of the Premises.

         28. WAIVER OF JURY TRIAL. TENANT AND LANDLORD WAIVE ANY RIGHT TO TRIAL BY JURY OR TO HAVE A JURY PARTICIPATE IN RESOLVING ANY DISPUTE, WHETHER SOUNDING IN CONTRACT, TORT, OR OTHERWISE, BETWEEN LANDLORD AND TENANT ARISING OUT OF THIS LEASE OR ANY OTHER INSTRUMENT, DOCUMENT, OR AGREEMENT EXECUTED OR DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS RELATED HERETO.

         29. ENVIRONMENTAL REQUIREMENTS.

         (a) PROHIBITION/COMPLIANCE/INDEMNITY. Tenant shall not cause or permit any Hazardous Materials (as hereinafter defined) to be brought upon, kept, used, stored, handled, treated, generated in or about, or released or disposed of from, the Premises or the Project in violation of applicable Environmental Requirements (as hereinafter defined) by Tenant or any Tenant Party. If Tenant breaches the obligation stated in the preceding sentence, or if the presence of Hazardous Materials in the Premises during the Term or any holding over results in contamination of the Premises, the Project or any adjacent property or if contamination of the Premises, the Project or any adjacent property by Hazardous Materials brought into, kept, used, stored, handled, treated, generated in or about, or released or disposed of from, the Premises by anyone other than Landlord and Landlord's employees, agents and contractors otherwise occurs during the Term or any holding over, Tenant hereby indemnifies and shall defend and hold Landlord, its officers, directors, employees, agents and contractors harmless from any and all actions (including, without limitation, remedial or enforcement actions of any kind, administrative or judicial proceedings, and orders or judgments arising out of or resulting therefrom), costs, claims, damages (including, without limitation, punitive damages and damages based upon diminution in value of the Premises or the Project, or the loss of, or restriction on, use of the Premises or any portion of the Project), reasonable expenses (including, without limitation, attorneys', consultants' and experts' fees, court costs and amounts paid in settlement of any claims or actions), fines, forfeitures or other civil, administrative or criminal penalties, injunctive or other relief (whether or not based upon personal injury, property damage, or contamination of, or adverse effects upon, the environment, water tables or natural resources), liabilities or losses (collectively, "ENVIRONMENTAL CLAIMS") which arise during or after the Term as a result of such contamination. This indemnification of Landlord by Tenant includes, without limitation, costs incurred in connection with any investigation of site conditions or any cleanup, treatment, remedial, removal, or restoration work required by any federal, state or local Governmental Authority because of Hazardous Materials present in the air, soil or ground water above, on, or under the Premises. Without limiting the foregoing, if the presence of any Hazardous Materials on the Premises, the Project or any adjacent property caused or permitted by Tenant or any Tenant Party results in any contamination of the Premises, the Project or any adjacent property, Tenant shall promptly take all actions at its sole expense and in accordance with applicable Environmental Requirements as are necessary to return the Premises, the Project or any adjacent property to the condition existing prior to the time of such contamination, provided that

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                    30 Bearfoot Road, Northborough, MA / ID Biomedical - Page 34

Landlord's approval of such action shall first be obtained, which approval shall not unreasonably be withheld so long as such actions would not potentially have any material adverse long-term or short-term effect on the Premises or the Project.

         (b) BUSINESS. Landlord acknowledges that it is not the intent of this
SECTION 29 to prohibit Tenant from using the Premises for the Permitted Use. Tenant may operate its business according to prudent industry practices so long as the use or presence of Hazardous Materials is strictly and properly monitored according to all then applicable Environmental Requirements. As a material inducement to Landlord to allow Tenant to use Hazardous Materials in connection with its business, Tenant agrees to deliver to Landlord prior to the Commencement Date a list identifying each type of Hazardous Materials to be brought upon, kept, used, stored, handled, treated, generated on, or released or disposed of from, the Premises and setting forth any and all governmental approvals or permits required in connection with the presence, use, storage, handling, treatment, generation, release or disposal of such Hazardous Materials on or from the Premises ("HAZARDOUS MATERIALS LIST"). Tenant shall deliver to Landlord an updated Hazardous Materials List at least once a year and shall also deliver an updated list before any new Hazardous Material is brought onto, kept, used, stored, handled, treated, generated on, or released or disposed of from, the Premises. Tenant shall deliver to Landlord true and correct copies of the following documents (the "HAZ MAT DOCUMENTS") relating to the use, storage, handling, treatment, generation, release or disposal of Hazardous Materials prior to the Commencement Date, or if unavailable at that time, concurrent with the receipt from or submission to a Governmental Authority: permits; approvals; reports and correspondence; storage and management plans, notice of violations of any Legal Requirements; plans relating to the installation of any storage tanks to be installed in or under the Project (provided, said installation of tanks shall only be permitted after Landlord has given Tenant its written consent to do so, which consent may be withheld in Landlord's reasonable discretion, and may be withheld in Landlord's sole and absolute discretion if such installation gives rise to an exclusion under the pollution liability insurance required hereunder); all closure plans or any other documents required by any and all federal, state and local Governmental Authorities for any storage tanks installed in, on or under the Project for the closure of any such tanks; and a Surrender Plan (to the extent surrender in accordance with SECTION 27 cannot be accomplished in 3 months). Tenant is not required, however, to provide Landlord with any portion(s) of the Haz Mat Documents containing information of a proprietary nature which, in and of themselves, do not contain a reference to any Hazardous Materials or hazardous activities, or, provided that the same does not give rise to legal or financial liability or risk on the part of Landlord, any Haz Mat Document that Tenant is not permitted to disclose under the terms of any agreement with another person. It is not the intent of this Section to provide Landlord with information which could be detrimental to Tenant's business should such information become possessed by Tenant's competitors.

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                    30 Bearfoot Road, Northborough, MA / ID Biomedical - Page 35

         (c) TESTING. Landlord shall have the right to conduct annual tests of the Premises to determine whether any contamination of the Premises or the Project has occurred as a result of Tenant's use. Except as provided below, Landlord shall be required to pay the cost of such annual test of the Premises; provided, however, that if Tenant conducts its own tests of the Premises using third party contractors and test procedures reasonably acceptable to Landlord which tests are certified to Landlord, Landlord shall accept such tests in lieu of the annual tests that might otherwise be performed by Landlord. In connection with such testing, upon the request of Landlord, Tenant shall deliver to Landlord or its consultant non-proprietary information concerning the use of Hazardous Materials in or about the Premises by Tenant or any Tenant Party reasonably requested by Landlord. If contamination has occurred for which Tenant is liable under this SECTION 29, Tenant shall pay all costs to conduct such tests. If no such contamination is found, Landlord shall pay the costs of such tests (which shall not constitute Additional Rent). Landlord shall provide Tenant with a copy of all third party, non-confidential reports and tests of the Premises made by or on behalf of Landlord during the Term without representation or warranty and subject to a confidentiality agreement. Tenant shall, at its sole cost and expense, promptly and satisfactorily remediate any environmental conditions identified by such testing in accordance with all Environmental Requirements, to the extent required by Environmental Requirements, the pollution liability carrier, or reasonably required by any mortgagee of the Property. Landlord's receipt of or satisfaction with any environmental assessment in no way waives any rights which Landlord may have against Tenant.

         (d) UNDERGROUND TANKS. If underground or other storage tanks storing Hazardous Materials located on the Premises or the Project are used by Tenant or are hereafter placed on the Premises or the Project by Tenant, Tenant shall install, use, monitor, operate, maintain, upgrade and manage such storage tanks, maintain appropriate records, obtain and maintain appropriate insurance, implement reporting procedures, properly close any underground storage tanks, and take or cause to be taken all other actions necessary or required under applicable state and federal Legal Requirements, as such now exists or may hereafter be adopted or amended in connection with the installation, use, maintenance, management, operation, upgrading and closure of such storage tanks.

         (e) TENANT'S OBLIGATIONS. Tenant's obligations under this SECTION 29 shall survive the expiration or earlier termination of the Lease. During any period of time after the expiration or earlier termination of this Lease required by Tenant or Landlord to complete the removal from the Premises of any Hazardous Materials, the removal of which is Tenant's obligation under this Lease (including, without limitation, the release and termination of any licenses or permits restricting the use of the Premises and the completion of the approved Surrender Plan), Tenant shall continue to (REDACTED).

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                    30 Bearfoot Road, Northborough, MA / ID Biomedical - Page 36

         (f) DEFINITIONS. As used herein, the term "ENVIRONMENTAL REQUIREMENTS" means all applicable present and future statutes, regulations, ordinances, rules, codes, judgments, orders or other similar enactments of any Governmental Authority regulating or relating to health, safety, or environmental conditions on, under, or about the Premises or the Project, or the environment, including without limitation, the following: the Comprehensive Environmental Response, Compensation and Liability Act; the Resource Conservation and Recovery Act; and all state and local counterparts thereto, and any regulations or policies promulgated or issued thereunder. As used herein, the term "HAZARDOUS MATERIALS" means and includes any substance, material, waste, pollutant, or contaminant listed or defined as hazardous or toxic, or regulated by reason of its impact or potential impact on humans, animals and/or the environment under any Environmental Requirements, asbestos and petroleum, including crude oil or any fraction thereof, natural gas liquids, liquefied natural gas, or synthetic gas usable for fuel (or mixtures of natural gas and such synthetic gas). As defined in Environmental Requirements, Tenant is and shall be deemed to be the "OPERATOR" of Tenant's "FACILITY" and the "OWNER" of all Hazardous Materials brought on the Premises by Tenant or any Tenant Party, and the wastes, by-products, or residues generated, resulting, or produced therefrom.

         30. TENANT'S REMEDIES/LIMITATION OF LIABILITY. Landlord shall not be in default hereunder unless Landlord fails to perform any of its obligations hereunder within 30 days after written notice from Tenant specifying such failure (unless such performance will, due to the nature of the obligation, require a period of time in excess of 30 days, then after such period of time as is reasonably necessary). Upon any default by Landlord, Tenant shall give notice by registered or certified mail to any Holder of a Mortgage covering the Premises and Tenant shall offer such Holder a reasonable opportunity to cure the default, including time to obtain possession of the Project by power of sale or a judicial action if such should prove necessary to effect a cure; PROVIDED Landlord shall have furnished to Tenant in writing the names and addresses of all such persons who are to receive such notices. All obligations of Landlord hereunder shall be construed as covenants, not conditions; and, except as may be otherwise expressly provided in this Lease, Tenant may not terminate this Lease for breach of Landlord's obligations hereunder.

         All obligations of Landlord under this Lease will be binding upon Landlord only during the period of its ownership of the Premises and not thereafter. The term "LANDLORD" in this Lease shall mean only the owner for the time being of the Premises. Upon the transfer by such owner of its interest in the Premises, such owner shall thereupon be released and discharged from all obligations of Landlord thereafter accruing, but such obligations shall be binding during the Term upon each new owner for the duration of such owner's ownership.

         31. INSPECTION AND ACCESS; CONFIDENTIALITY. Landlord and its agents, representatives, and contractors may enter the Premises at any reasonable time to inspect the Premises and to make such repairs as may be required or permitted to be made by Landlord pursuant to this Lease and for any other business purpose. Landlord and Landlord's representatives may enter the Premises during business hours on not less than 48 hours advance written notice (except in the case of emergencies in which case no such notice shall be required and such entry may be at any time) for the purpose of effecting any such repairs, inspecting the Premises, showing the Premises to prospective purchasers and, during the last year of the Term, to prospective tenants or for any other business purpose. Landlord may erect

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                    30 Bearfoot Road, Northborough, MA / ID Biomedical - Page 37

a suitable sign on the Premises in a location mutually agreed upon by Landlord and Tenant stating the Premises are available to let or that the Project is available for sale, provided that any signage for leasing shall be permitted only during the last year of the Term. Landlord may grant easements on or about the Premises, PROVIDED that no such easement materially adversely affects Tenant's use or occupancy of the Premises for the Permitted Use or the exercise of Tenant's rights under this Lease (including without limitation, Tenant's right to construct an Expansion). At Landlord's request, Tenant shall execute such instruments as may be necessary for such easements. Tenant shall at all times, except in the case of emergency, have the right to escort Landlord or its agents, representatives, contractors or guests while the same are in the Premises, provided such escort does not materially and adversely affect Landlord's access rights hereunder. Tenant may require that Landlord undergo any training normally required for access to portions of the Premises prior to permitting Landlord to access such portions of the Premises (except in case of emergency). In making any entry upon the Premises, Landlord shall use reasonable efforts to not materially interfere with Tenant's use of the Premises or damage the Premises or any personal property located thereon, and shall repair any damage occasioned thereby. Landlord shall treat as confidential and shall not disclose information about Tenant or Tenant's operations in the Premises discovered pursuant to Landlord's entry upon the Premises (other than information generally known and available to the public), unless required to be disclosed under applicable Legal Requirements or to insurance carriers. Landlord shall use reasonable efforts to cause any agents and consultants engaged by Landlord to enter onto the Premises to adhere to such confidentiality standards.

         32. SECURITY. Tenant acknowledges and agrees that security devices and services, if any, while intended to deter crime may not in given instances prevent theft or other criminal acts and that Landlord is not providing any security services with respect to the Premises. Tenant agrees that Landlord shall not be liable to Tenant for, and Tenant waives any claim against Landlord with respect to, any loss by theft or any other damage suffered or incurred by Tenant in connection with any unauthorized entry into the Premises or any other breach of security with respect to the Premises. Tenant shall be solely responsible for the personal safety of Tenant's officers, employees, agents, contractors, guests and invitees while any such person is in, on or about the Premises and/or the Project. Tenant shall at Tenant's cost obtain insurance coverage to the extent Tenant desires protection against such criminal acts.

         33. FORCE MAJEURE. Landlord shall not be held responsible for delays in the performance of its obligations hereunder when caused by strikes, lockouts, labor disputes, weather, natural disasters, inability to obtain labor or materials or reasonable substitutes therefor, governmental restrictions, governmental regulations, governmental controls, delay in issuance of permits, enemy or hostile governmental action, civil commotion, fire or other casualty, and other causes beyond the reasonable control of Landlord ("FORCE MAJEURE").

         34. BROKERS, ENTIRE AGREEMENT, AMENDMENT. Landlord and Tenant each represents and warrants that it has not dealt with any broker, agent or other person (collectively, "BROKER) in connection with this transaction and that no Broker brought about this transaction, other than (REDACTED) or its assignee, (REDACTED). Tenant shall be solely responsible, pursuant to a separate written agreement, for payment to (REDACTED) of any commission claimed

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                    30 Bearfoot Road, Northborough, MA / ID Biomedical - Page 38

by (REDACTED) in connection with this Lease, and agrees to indemnify and hold Landlord harmless from any claims for such commission or other compensation by (REDACTED). Landlord and Tenant each hereby agree to indemnify and hold the other harmless from and against any claims by any broker, other than the Broker named in this SECTION 34, claiming a commission or other form of compensation by virtue of having dealt with Tenant or Landlord, as applicable, with regard to this leasing transaction.

         35. LIMITATION ON LANDLORD'S LIABILITY. NOTWITHSTANDING ANYTHING SET FORTH HEREIN OR IN ANY OTHER AGREEMENT BETWEEN LANDLORD AND TENANT TO THE CONTRARY (BUT WITHOUT LIMITING LANDLORD'S OBLIGATIONS UNDER THAT CERTAIN PURCHASE AND SALE AGREEMENT AND JOINT ESCROW INSTRUCTIONS AMONG LANDLORD, TENANT, AND ID BIOMEDICAL CORPORATION PURSUANT TO WHICH LANDLORD ACQUIRED THE PREMISES FROM TENANT) AND WITHOUT LIMITING LANDLORD'S OBLIGATIONS UNDER SECTION
31): (A) LANDLORD SHALL NOT BE LIABLE TO TENANT OR ANY OTHER PERSON FOR (AND TENANT AND EACH SUCH OTHER PERSON ASSUME ALL RISK OF) LOSS, DAMAGE OR INJURY, WHETHER ACTUAL OR CONSEQUENTIAL TO: TENANT'S PERSONAL PROPERTY OF EVERY KIND AND DESCRIPTION, INCLUDING, WITHOUT LIMITATION TRADE FIXTURES, EQUIPMENT, INVENTORY, SCIENTIFIC RESEARCH, SCIENTIFIC EXPERIMENTS, LABORATORY ANIMALS, PRODUCT, SPECIMENS, SAMPLES, AND/OR SCIENTIFIC, BUSINESS, ACCOUNTING AND OTHER RECORDS OF EVERY KIND AND DESCRIPTION KEPT AT THE PREMISES AND ANY AND ALL INCOME DERIVED OR DERIVABLE THEREFROM; (B) THERE SHALL BE NO PERSONAL RECOURSE TO LANDLORD FOR ANY ACT OR OCCURRENCE IN, ON OR ABOUT THE PREMISES OR ARISING IN ANY WAY UNDER THIS LEASE OR ANY OTHER AGREEMENT BETWEEN LANDLORD AND TENANT WITH RESPECT TO THE SUBJECT MATTER HEREOF AND ANY LIABILITY OF LANDLORD HEREUNDER SHALL BE STRICTLY LIMITED SOLELY TO LANDLORD'S INTEREST IN THE PROJECT OR ANY PROCEEDS FROM SALE OR CONDEMNATION THEREOF AND ANY INSURANCE PROCEEDS PAYABLE IN RESPECT OF LANDLORD'S INTEREST IN THE PROJECT OR IN CONNECTION WITH ANY SUCH LOSS; AND
(C) IN NO EVENT SHALL ANY PERSONAL LIABILITY BE ASSERTED AGAINST ANY OF LANDLORD'S OFFICERS, DIRECTORS, EMPLOYEES, AGENTS OR CONTRACTORS. UNDER NO CIRCUMSTANCES SHALL LANDLORD OR ANY OF LANDLORD'S OFFICERS, DIRECTORS, EMPLOYEES, AGENTS OR CONTRACTORS BE LIABLE FOR INJURY TO TENANT'S BUSINESS OR FOR ANY LOSS OF INCOME OR PROFIT THEREFROM.

         36. SEVERABILITY. If any clause or provision of this Lease is illegal, invalid or unenforceable under present or future laws, then and in that event, it is the intention of the parties hereto that the remainder of this Lease shall not be affected thereby. It is also the intention of the parties to this Lease that in lieu of each clause or provision of this Lease that is illegal, invalid or unenforceable, there be added, as a part of this Lease, a clause or provision as similar in effect to such illegal, invalid or unenforceable clause or provision as shall be legal, valid and enforceable.

         37. NO TERMINATION, ABATEMENT, ETC. Except as otherwise expressly set forth in this Lease, Tenant shall remain bound by this Lease in accordance with its terms and shall neither take any action to modify, surrender or terminate the same, nor seek nor be entitled to any abatement, deduction, deferment or

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                    30 Bearfoot Road, Northborough, MA / ID Biomedical - Page 39

reduction of Rent, or set-off against the Rent, nor shall the respective obligations of Landlord and Tenant be otherwise affected by reason of (a) any damage to, or destruction of, the Premises or any portion thereof from whatever cause, or any Taking of the Premises or any portion thereof, (b) the lawful or unlawful prohibition of, or restriction upon, Tenant's use of the Premises or any portion thereof, the interference with such use by any Person or by reason of any eviction by paramount title, or any other defect in title, or Tenant's acquisition of ownership of the Premises otherwise than pursuant to an express provision of this Lease, except to the extent of any intentional breach of Landlord's covenant of quiet enjoyment set forth in Section 23, (c) any claim which Tenant has or might have against Landlord or by reason of any default or breach of any warranty by Landlord under this Lease or any other agreement between Landlord and Tenant, or to which Landlord and Tenant are parties, or (d) any bankruptcy, insolvency, reorganization, composition, readjustment, liquidation, dissolution, winding up or other proceedings affecting Landlord or any assignee or transferee of Landlord, or any action with respect to this Lease that may be taken by a trustee or receiver of Landlord or any assignee of Landlord or by any court in any such proceeding. Tenant hereby specifically waives all rights, arising from any occurrence whatsoever, which may now or hereafter be available to Tenant by law or in equity to (i) modify, surrender or terminate this Lease or quit or surrender the Premises or any portion thereof, or (ii) entitle Tenant to any abatement, reduction, suspension or deferment of the Rent or other sums payable by Tenant hereunder, except as otherwise specifically provided in this Lease. The obligations of Landlord and Tenant hereunder shall be separate and independent covenants and agreements and the Base Rent and Additional Rent and all other sums payable by Tenant hereunder shall continue to be payable in all events unless the obligations to pay the same shall be terminated pursuant to the express provisions of this Lease.

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                    30 Bearfoot Road, Northborough, MA / ID Biomedical - Page 40

         38. EXTENSION OPTION. Tenant shall have the option to extend the Term for three (3) additional periods of five (5) years (each an "EXTENSION TERM") commencing upon the expiration of the original Term or the preceding Extension Term, as applicable, provided that Tenant shall give Landlord written notice of Tenant's irrevocable exercise of such option at least twelve (12) months, but no more than fifteen (15) months (except in the case of the extension of the Term in connection with the exercise of the Expansion option under Section 39 below, in which case the notice may be given whenever Tenant exercises its Expansion option and the notice may provide that Tenant is exercising options with respect to one or more Extension Terms), prior to the expiration of the original Term, or the then-current Extension Term, and provided further that at both the time of the giving such notice and at the time of the commencement of the applicable Extension Term: (a) the Lease is in full force and effect, and (b) Tenant is not in default beyond any applicable cure period in the performance or observance of any of the terms and provisions of this Lease on the part of the Tenant to be performed or observed. Prior to the exercise by Tenant of each option, the expression "Term" shall mean the original Term, and after the exercise by Tenant of each option, the expression "Term" shall mean the original Term as it has been extended by the Extension Term. All the terms, covenants, conditions, provisions and agreements in the Lease contained shall be applicable to each Extension Term, including, without limitation, the Base Rent increase provisions of Section 4 above, except that in no event shall Tenant have the right to extend the Term for more than three (3) Extension Terms. If Tenant shall give notice of its exercise of said option to extend in the manner and within the time period provided aforesaid, the Term shall be extended upon the giving of such notice without the requirement of any further action on the part of either Landlord or Tenant. If Tenant shall fail to give timely notice of the exercise of any such option as aforesaid, Tenant shall have no right to extend the Term of this Lease, time being of the essence of the foregoing provisions.

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                    30 Bearfoot Road, Northborough, MA / ID Biomedical - Page 41

         39. EXPANSION OPTION. Provided that, at the time of delivery of Tenant's notice of exercise of its option to expand pursuant to this Section 39,
(a) the Lease is in full force and effect, (b) Tenant is not in default beyond any applicable cure period in the performance or observance of any of the terms and provisions of this Lease on the part of the Tenant to be performed or observed, (c) Tenant has neither assigned the Lease nor sublet more than 49% of the Premises (excluding Permitted Transfers), (d) Tenant's financial condition has not materially declined from its financial condition as of the date of this Lease, (REDACTED) the Term have elapsed (the "EXPANSION CONDITIONS"), Tenant shall have the right to expand the improvements currently located on the Premises and to add one or more additional improvements to the Premises (in each case, an "EXPANSION") on the terms set forth herein. Tenant's rights to effect an Expansion are in addition to Tenant's rights to make Alterations and Installations pursuant to SECTION 12. Any such Expansion shall be subject to Landlord's prior review and reasonable approval of the plans and specifications for the Expansion, taking into account the Permitted Use of the Premises, applicable Legal Requirements, and commercial real estate industry standards for facilities similar to the Project. The Expansion shall be performed in accordance with the requirements of SECTION 12 above, but Landlord may not require Tenant to remove the Expansion. Tenant shall diligently prosecute any Expansion to completion in accordance with a schedule of construction proposed by Tenant and approved by Landlord at the time of approval of the plans and specifications therefor, which approval shall not be unreasonably withheld. The plan approval process shall be the process described in the second paragraph of
Section 12. Provided that the Expansion Conditions have been satisfied, and provided that there are at least ten (10) years remaining in the initial Term, or at the time of Tenant's exercise of its rights hereunder, Tenant exercises one or more options for an Extension Term pursuant to Section 38 above so that (REDACTED) following such exercise, Landlord shall make available to Tenant an Expansion Allowance to reimburse Tenant for the costs of such Expansion, in the amount of (REDACTED) for each square foot of new net rentable space created by such Expansion (up to the maximum square footage permitted to be added to the Premises under applicable zoning and other legal requirements) ("EXPANSION ALLOWANCE"), which estimated amount Tenant shall specify in its exercise of its option hereunder, but which amount Tenant may revise to correspond to changes in the plans for the Expansion; PROVIDED, that if more than (REDACTED) of the floor area to be added by the Expansion would be dedicated to office and/or storage use, the amount of the allowance for each square foot of space to be dedicated to office and/or storage use in excess of (REDACTED) of the Expansion area shall be reduced to (REDACTED). The Expansion Allowance shall be disbursed upon delivery to Landlord of a certificate of occupancy for the Expansion and the documentation required under SECTION 12 above. In the event Tenant elects to utilize any part of the Expansion Allowance, the annual Base Rent hereunder shall be increased from and after the month in which the Expansion Allowance is disbursed by (REDACTED) (provided that if the 10 year US Treasury Rate is then in (REDACTED), the increase shall be based upon (REDACTED) points over the 10-year US Treasury Rate) for each (REDACTED) of allowance so used (but the Base Rent

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                    30 Bearfoot Road, Northborough, MA / ID Biomedical - Page 42

shall not otherwise be increased as the result of an Expansion. (For example only, in the event that the 10-year US Treasury Rate is (REDACTED) or less and Tenant uses an Expansion Allowance of (REDACTED), then annual Base Rent hereunder shall be increased by (REDACTED). As a second example, in the event that the 10-year US Treasury Rate is 6.5% and Tenant uses an Expansion Allowance of (REDACTED), then annual Base Rent hereunder shall be increased by (REDACTED).) This Expansion option shall be personal to ID Biomedical Corporation of Northborough, as the initial tenant hereunder, except that the Expansion option may also be exercised by any assignee permitted under clause
(a) of the second paragraph of SECTION 21 (b). Upon completion of any Expansion, the expression "Premises" shall include the improvements added as part of the Expansion. All the terms, covenants, conditions, provisions and agreements in the Lease contained shall be applicable to any improvements on the Premises created by the Expansion.

         40. MISCELLANEOUS.

         (a) NOTICES. All notices or other communications between the parties shall be in writing and shall be deemed duly given upon delivery or refusal to accept delivery by the addressee thereof if delivered in person, or by nationally reputable overnight guaranty courier, addressed and sent to the parties at their addresses set forth above. Landlord and Tenant may from time to time by written notice to the other designate another address for receipt of future notices.

         (b) JOINT AND SEVERAL LIABILITY. If and when included within the term "TENANT," as used in this instrument, there is more than one person or entity, each shall be jointly and severally liable for the obligations of Tenant.

         (c) RECORDATION. Landlord and Tenant acknowledge that this Lease is evidenced by a memorandum of lease dated the date hereof and recorded in the Worcester County Registry of Deeds. At the expiration or earlier termination of this Lease, Tenant agrees to execute a memorandum of termination of lease or other required document necessary to remove such memorandum from the public records.

         (d) INTERPRETATION. The normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Lease or any exhibits or amendments hereto. Words of any gender used in this Lease shall be held and construed to include any other gender, and words in the singular number shall be held to include the plural, unless the context otherwise requires. The captions inserted in this Lease are for convenience only and in no way define, limit or otherwise describe the scope or intent of this Lease, or any provision hereof, or in any way affect the interpretation of this Lease.

         (e) NOT BINDING UNTIL EXECUTED. The submission by Landlord to Tenant of this Lease shall have no binding force or effect, shall not constitute an option for the leasing of the

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                    30 Bearfoot Road, Northborough, MA / ID Biomedical - Page 43

Premises, nor confer any right or impose any obligations upon either party until execution of this Lease by both parties.

         (f) LIMITATIONS ON INTEREST. It is expressly the intent of Landlord and Tenant at all times to comply with applicable law governing the maximum rate or amount of any interest payable on or in connection with this Lease. If applicable law is ever judicially interpreted so as to render usurious any interest called for under this Lease, or contracted for, charged, taken, reserved, or received with respect to this Lease, then it is Landlord's and Tenant's express intent that all excess amounts theretofore collected by Landlord be credited on the applicable obligation (or, if the obligation has been or would thereby be paid in full, refunded to Tenant), and the provisions of this Lease immediately shall be deemed reformed and the amounts thereafter collectible hereunder reduced, without the necessity of the execution of any new document, so as to comply with the applicable law, but so as to permit the recovery of the fullest amount otherwise called for hereunder.

         (g) CHOICE OF LAW. Construction and interpretation of this Lease shall be governed by the internal laws of the state in which the Premises are located, excluding any principles of conflicts of laws.

         (h) TIME. Time is of the essence as to the performance of Tenant's obligations under this Lease.

         (i) INCORPORATION BY REFERENCE. All exhibits and addenda attached hereto are hereby incorporated into this Lease and made a part hereof. If there is any conflict between such exhibits or addenda and the terms of this Lease, such exhibits or addenda shall control.

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                    30 Bearfoot Road, Northborough, MA / ID Biomedical - Page 44

         (j) FINANCIAL INFORMATION. During the Term, and so long as ID Biomedical Corporation, a British Columbia corporation ("Guarantor"), remains the guarantor of Tenant's obligations under this Lease, Tenant shall furnish Landlord with true and correct copies of the most recent unaudited quarterly financial statements of Guarantor not more than 45 days after the end of each calendar quarter and true and correct copies of its most recent audited annual financial statements not more than 90 days after the close of Tenant's fiscal year. Tenant shall also furnish Landlord, upon Landlord's request, with any other financial information or summaries that Guarantor typically provides to its shareholders or lenders. Landlord agrees that, provided Guarantor remains a publicly-traded company, Guarantor's periodic filings with the Securities and Exchange Commission shall fulfill the requirements of this provision. If Guarantor is no longer a guarantor of Tenant's obligations under this Lease, Tenant shall furnish Landlord with the foregoing information with respect to Tenant and any successor guarantor of the obligations of Tenant hereunder.


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                    30 Bearfoot Road, Northborough, MA / ID Biomedical - Page 45


         IN WITNESS WHEREOF, Landlord and Tenant have executed this Lease as of the day and year first above written.

LANDLORD:                ARE-MA Region No. 14, LLC, a Delaware limited liability
                         company

                         By: ALEXANDRIA REAL ESTATE EQUITIES, L.P., a
                                Delaware limited partnership

                                By:  ARE-QRS Corp., as its general partner

                                     By: __________________________________
                                         Name: ____________________________
                                         Title:____________________________





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                    30 Bearfoot Road, Northborough, MA / ID Biomedical - Page 46



TENANT: ID Biomedical Corporation of Northborough, a Delaware corporation


                                      By:__________________________________
                                         Name: ____________________________
                                         Its:  ____________________________
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                                            30 Bearfoot Road, Northborough, MA -
                              ID Biomedical Corporation of Northborough - Page 1


                               EXHIBIT A TO LEASE

                             DESCRIPTION OF PROJECT




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                                            30 Bearfoot Road, Northborough, MA -
                              ID Biomedical Corporation of Northborough - Page 2


                               EXHIBIT B TO LEASE

                         PERSONAL PROPERTY AND EQUIPMENT


                              [EXHIBIT B FROM P&S]


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                                            30 Bearfoot Road, Northborough, MA -
                              ID Biomedical Corporation of Northborough - Page 3

                               EXHIBIT C TO LEASE

                          LANDLORD'S CONSENT AND WAIVER

         This LANDLORD'S CONSENT AND WAIVER (this "Consent") is made as of _____________, 2001, between ARE-MA Region No. 14, LLC, a Delaware limited liability company ("Landlord"), ID Biomedical Corporation of Northborough, a Delaware corporation ("Borrower") and _______________________, a ____________
("Lender"), with respect to the following Recitals:

                                    RECITALS

         A. Landlord has leased to Borrower certain premises located at 30 Bearfoot Road, Northborough, Massachusetts (the "Premises") pursuant to a lease dated January ___, 2005 (the "Lease").

         B. In connection with Lender's proposed extension of credit to Borrower to finance certain equipment or other personal property to be located at the Premises, Lender has requested that Landlord execute and deliver this Consent in order to enable Lender to preserve and enforce any security interest Lender may have in such equipment or other personal property.

         NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

LANDLORD'S WAIVER. Landlord hereby waives any right of distraint, any statutory lien for rent, or any lien of Landlord contained in the Lease against that personal property owned by Borrower and located on the Premises and expressly described on EXHIBIT A attached hereto and incorporated herein (the "Collateral") which would permit Landlord to possess or sell Borrower's interest in the Collateral before obtaining a judgment. Landlord does not waive any right to obtain and enforce any judgment lien except as expressly provided in this SECTION 1.

         If additional items financed by Lender are brought onto the Premises by Borrower after the date hereof, then the parties to this Consent may amend EXHIBIT A to include such items. Landlord's waiver shall not apply to any items not included on EXHIBIT A. To amend EXHIBIT A, Lender and Borrower shall prepare a new schedule of items in which Lender may have an interest, and shall submit such schedule to Landlord. Landlord, in its reasonable discretion, and provided that Borrower is not in default under the Lease, shall acknowledge in writing such schedule, in which event the schedule shall become EXHIBIT A to this Consent.

TERMINATION OF LANDLORD'S WAIVER. The agreements of Landlord set forth in
         SECTION 1 shall terminate automatically upon the earliest to occur of the following: (a) the satisfaction of all obligations owed by Borrower to Lender, (b) the date on which Lender has no further interest in the Collateral or has removed or abandoned all of the Collateral (including any deemed abandonment as set forth in SECTION 3 below), (c) Lender's voluntary delivery to Landlord of a release of its rights with respect to the Collateral or under this Consent, or (d) the termination of the Lease, subject to the time period set forth in SECTION 3 if the Notice Period in SECTION 3 has not expired prior to the termination of the Lease.

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                                            30 Bearfoot Road, Northborough, MA -
                              ID Biomedical Corporation of Northborough - Page 1

         Notwithstanding the foregoing, Lender and Borrower shall execute and deliver to Landlord, within 10 days after Landlord's request, such documents as may be reasonably requested by Landlord to evidence such termination.

BORROWER'S DEFAULT UNDER THE LEASE. In the event of a default by Borrower of any of its obligations under the Lease beyond any applicable notice and cure period, Lender shall remove all of the Collateral from the Premises, as follows. Lender shall do so within 14 days after delivery to Lender of written notice from Landlord of such default (which notice need not be delivered to Lender concurrently with any notice delivered to Borrower) (the "Notice Period"). If such Collateral is not removed before the end of the Notice Period, (REDACTED) with respect to the entire Premises from the end of the Notice Period, and Lender shall continue to pay rent at the Rental Rate for as long as the Collateral remains on the Premises. (REDACTED) shall mean a rate equal to the monthly rate specified in the Lease. Lender's obligation to pay rent at the Rental Rate shall be contingent upon Lender's delivery of notice to Landlord of its affirmative election to commence payment of rent, which notice must be delivered before the end of the Notice Period. If Lender does not notify Landlord of its election to pay rent at the Rental Rate, or does not remove the Collateral before the end of the Notice Period, then the Collateral shall be deemed abandoned by Lender and by Borrower, and Lender's and Borrower's interest in the Collateral shall terminate immediately at the end of the Notice Period, without the necessity of further action by any person. Thereafter, Landlord may at any time, at its sole option and without any obligation, express or implied, of any kind whatsoever, take possession of the Collateral and have the Collateral disposed of and/or sold in any manner in Landlord's sole discretion. Lender and Borrower fully and completely, release, exculpate, discharge and acquit Landlord and its affiliates, subsidiaries, successors and assigns, and the officers, directors, employees and agents of each of them (collectively, with Landlord, the "Landlord Parties"), of and from any and all claims, demands, obligations, liabilities, damages, costs, losses and expenses, of every type which in any way arise out of, are connected with or relate to any storage, removal, disposal or sale of the Collateral by Landlord or the Landlord Parties in accordance with the terms of this Consent.

REMOVAL OF COLLATERAL. Borrower and Lender shall take whatever steps and use whatever methods as may be necessary to ensure that any entry upon, or any removal of, any of the Collateral from the Premises by Lender or its agents, consultants or employees does not cause or result in damage or harm to Landlord's or any other party's property, does not cause or result in a breach of the peace and does not unreasonably disturb any other tenant or other party. In no event shall Lender have any right to remove any Fixtures or any personal property other than the Collateral from the Premises.

DAMAGE TO THE PREMISES. Lender shall not damage either the Premises or any other property while removing any of the Collateral or at any other time while at the Premises, except as reasonably necessary to remove the Collateral, and shall be responsible for any damage caused by Lender, its agents or employees. Lender covenants that it shall repair all such damage and restore the Premises and any other such property to their condition immediately prior to Lender's removal of the Collateral as soon as reasonably possible, and pay Landlord rent at the Rental Rate for the period ending on the date that such repairs are completed if such repairs are not completed prior to the end of the

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                                            30 Bearfoot Road, Northborough, MA -
                              ID Biomedical Corporation of Northborough - Page 1

         Notice Period. The obligation of Lender to pay rent at the Rental Rate shall continue until all such repairs have been completed.

INSURANCE. Prior to the entry for removal of any of the Collateral from the Premises by Lender's Agents, Lender shall cause Lender's Agents to provide to Landlord a current insurance certificate showing Landlord as an additional insured on a policy of insurance with a reputable insurer, with a Best's rating of A+ or better, providing minimum limits of liability as follows: employer's liability - (REDACTED) aggregate damage/ occurrence. It is agreed that any right of entry granted herein is expressly conditioned upon compliance with the terms of this Section 6.

INDEMNITY. Borrower and Lender each agree to jointly and severally indemnify, defend and hold harmless Landlord and the Landlord Parties from any and all claims, damages, liabilities, assertions, causes of action or complaints (collectively, "Claims") arising out of or related to Lender's or Lender's agents', employees', or contractors' actions or inactions at the Premises, including without limitation Lender's removal of any of the Collateral. Further, Borrower and Lender each releases and exculpates Landlord from any liability in connection with the removal of the Collateral by Lender or its agents as permitted by this Consent, including without limitation, in violation of the terms of Borrower's agreement with Lender.

REMOVAL OF COLLATERAL IN THE ORDINARY COURSE. If Lender desires to remove any of the Collateral from the Premises (excluding any removal in accordance with the provisions of SECTION 3), Lender shall provide Landlord with at least two days prior written notice of the date and time it intends to cause Lender's Agents to remove such Collateral from the Premises. Landlord may reasonably object to Lender's desired timing, and Landlord may provide Lender with notice of its objection and specify an alternative date or time which is reasonably satisfactory to Landlord for the removal of such Collateral.

SALE; LEGAL RIGHTS. Except as expressly provided in this Consent, nothing contained herein shall prevent Landlord from exercising any of its rights under law, including, without limitation, the right to collect the costs of storage of the Collateral. Nothing contained herein shall give Lender and Lender's Agents the right to exhibit the Collateral, conduct a public or private sale of any of the Collateral on the Premises, or bring other persons onto the Premises, except persons directly engaged in the removal of the Collateral, without Landlord's prior written consent. Lender hereby indemnifies and agrees to defend and hold Landlord and the Landlord Parties harmless from all Claims resulting from any public or private sale by Lender of any of the Collateral on the Premises.

NO LEASE MODIFICATION. This Consent shall have no effect on, and shall not amend or modify, except as expressly provided herein, any of the rights and remedies of Landlord with respect to the Lease, Borrower or the Premises or any of the former or current tenants, obligors or guarantors of the Lease.

ATTORNEYS' FEES. If any action is brought by any party against any other party, relating to or arising out of this Consent, the transaction described herein or the enforcement hereof,

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                                            30 Bearfoot Road, Northborough, MA -
                              ID Biomedical Corporation of Northborough - Page 1


         the prevailing party shall be entitled to recover from the other party reasonable attorneys' fees, costs and expenses incurred in connection with the prosecution or defense of such action. For purposes of this Consent, the term "attorneys' fees" or "attorneys' fees and costs" shall mean the fees and expenses of counsel to the parties hereto, which may include printing, photostating, duplicating and other expenses, air freight charges, and fees billed for law clerks, paralegals and other persons not admitted to the bar but performing services under the supervision of an attorney, and the costs and fees incurred in connection with the enforcement or collection of any judgment obtained in any such proceeding. The provisions of this
         SECTION 11 shall survive the entry of any judgment, and shall not merge, or be deemed to have merged, into any judgment.

AUTHORITY. Each entity executing this Consent represents and warrants that it has the capacity set forth on the signature pages hereof with full power and authority to execute this Consent.

NOTICES. All notices, consents, requests, reports, demands or other communications hereunder (collectively, "NOTICES") shall be in writing and may be delivered personally, by reputable overnight delivery service or by facsimile transmission (with in the case of a facsimile transmission, confirmation by reputable overnight delivery service) to each of the parties at the following addresses:

         To Landlord:                 ARE-MA REGION NO. 14, LLC
                                      c/o Alexandria Real Estate Equities, Inc.
                                      135 N. Los Robles Ave
                                      Suite 250
                                      Pasadena, CA 91101
                                      Attention: Corporate Secretary
                                      Re: 30 Bearfoot Road, Northborough, MA
                                      Telephone:     (626) 578-0777
                                      Facsimile:     (626) 578-0770

         To Borrower:                 C/o ID Biomedical Corporation
                                      19204 North Creek Parkway, Suite 100
                                      Bothell, Washington 98011
                                      Attention: Mr. Todd Patrick, President
                                      Telephone: (425) 482-2601 ext. 6107
                                      Facsimile: (425) 482-2502

         To Lender:                   __________________________________________
                                      __________________________________________
                                      __________________________________________

                                      Attention: _______________________________

                                      Telephone: (___) ________________

                                      Telecopy:  (___) ________________


         Any party may change its address for notice by written notice given to the others in the manner provided in this Section. Notices delivered by facsimile transmission shall be deemed to be delivered as of the date and time when transmission and delivery of such facsimile is when confirmed; and all other Notices shall have been deemed to have been delivered on the date of delivery or refusal.

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                              ID Biomedical Corporation of Northborough - Page 1


MISCELLANEOUS. This Consent shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and assigns. This Consent shall be governed and construed in accordance with the laws of the State in which the Premises are located. No party shall be deemed to have waived any rights under this Consent unless such waiver is in writing and signed by the party whose rights are being waived. Without notice to Lender, except as expressly set forth herein, and without affecting the validity of this Consent, Landlord may do or fail to do anything it deems appropriate or necessary with respect to the Lease, Borrower, any tenants, obligors or guarantors of the Lease, or any Fixtures on the Premises. No delay or omission on the part of Landlord in exercising any right shall operate as a waiver of such right or any other right. A waiver by Landlord of any provision of this Consent shall not constitute a waiver of or prejudice Landlord's right to demand strict compliance with that provision or any other provision. Whenever consent by Landlord is required in this Consent or otherwise, the granting of such consent by Landlord in any one instance shall not constitute continuing consent to subsequent instances where such consent is required. This Consent may be executed in any number of counterparts, each of which shall be deemed an original, but all of which when taken together shall constitute one and the same instrument. The signature page of any counterpart may be detached therefrom and attached to an identical counterpart to form a fully executed original. This Consent constitutes the entire agreement of the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, whether oral and written, between the parties with respect to the matters contained in this Consent.

EFFECTIVENESS OF CONSENT Notwithstanding anything to the contrary set forth in this Consent, the agreements of Landlord in this Consent shall be null and void and of no force or effect unless on or before the date which is ten business days after Landlord's execution of this Consent (as evidenced by the date set forth below Landlord's signature on this Consent) Landlord receives original(s) of this Consent duly executed by Lender and Borrower. If Landlord fails to receive such original Consents on or before such date, this Consent shall terminate without any further action by Landlord.

         BORROWER AND LENDER ACKNOWLEDGE HAVING READ ALL PROVISIONS OF THIS CONSENT AND AGREE TO ITS TERMS.

                        [ SIGNATURES ON FOLLOWING PAGES ]

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LANDLORD:                ARE-MA Region No. 14, LLC, a Delaware limited liability
                         company

                         By: ALEXANDRIA REAL ESTATE EQUITIES, L.P., a
                                Delaware limited partnership

                                By:  ARE-QRS Corp., as its general partner


                                     By: _______________________________
                                     Name:
                                     Title:


Effective Date (cf. Section 15): ________________

LENDER:                         _______________________________________________,
                                a ________________

                                By: ____________________________________________
                                    Title:______________________________________

                                Date: __________________________________________




BORROWER:                          ID Biomedical Corporation of Northborough, a
                                               Delaware corporation


                                      By:  _____________________________
                                      Name:_____________________________
                                      Its:______________________________






                                Date: __________________________________________

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                     30 Bearfoot Road, Northborough, MA - ID Biomedical - Page 1



                                    EXHIBIT A

                            DESCRIPTION OF COLLATERAL

                          Attach Schedule of Collateral





                               Exhibit F - Page 1


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                                            30 Bearfoot Road, Northborough, MA -
                              ID Biomedical Corporation of Northborough - Page 1



                               EXHIBIT D TO LEASE

                        APPROVED FORM OF LETTER OF CREDIT

                                  See attached




                               Exhibit F - Page 2

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                                            30 Bearfoot Road, Northborough, MA -
                              ID Biomedical Corporation of Northborough - Page 1



                      IRREVOCABLE STANDBY LETTER OF CREDIT

LETTER OF CREDIT NO.:                 [INSERT NUMBER]

DATE OF ISSUE:                        [INSERT DATE]

APPLICANT:                            ID BIOMEDICAL CORPORATION
                                      19204 North Creek Parkway, Suite 100
                                      Bothell, WA 98011

BENEFICIARY:                          [ARE OWNERSHIP ENTITY]
                                      135 N. Los Robles Avenue, Suite 250
                                      Pasadena, CA 91101

AMOUNT:                               [INSERT AMOUNT; SPECIFY CANADIAN
                                      (LAVAL) OR US (MASSACHUSETTS) DOLLARS]

EXPIRATION DATE                       [INSERT DATE]

PLACE FOR PRESENTATION OF DOCUMENTS:  [INSERT (REDACTED)]

WE HEREBY ESTABLISH OUR IRREVOCABLE STANDBY LETTER OF CREDIT IN FAVOR OF THE BENEFICIARY FOR THE ACCOUNT OF THE APPLICANT AVAILABLE BY YOUR DRAFTS DRAWN ON US AT SIGHT IN THE FORM OF ANNEX I AND ACCOMPANIED BY THE WRITTEN STATEMENT PURPORTEDLY SIGNED BY THE BENEFICIARY STATING THAT:

                  "BENEFICIARY IS ENTITLED TO DRAW UNDER THIS LETTER OF CREDIT PURSUANT TO THE TERMS OF THAT CERTAIN LEASE BETWEEN [ARE ENTITY] AND ID BIOMEDICAL CORPORATION OF [QUEBEC/NORTHBOROUGH] DATED __________ WITH RESPECT TO PROPERTY LOCATED AT [(REDACTED) BOULEVARD WEST, LAVAL, (REDACTED), NORTHBOROUGH, MASSACHUSETTS].


PARTIAL DRAWINGS MAY BE MADE UNDER THIS LETTER OF CREDIT.


IT IS A CONDITION OF THIS IRREVOCABLE STANDBY LETTER OF CREDIT THAT THE EXPIRATION DATE SHALL BE DEEMED AUTOMATICALLY EXTENDED WITHOUT AMENDMENT FOR ONE YEAR PERIODS FROM THE PRESENT OR ANY EXTENDED EXPIRATION DATE HEREOF, UNLESS, AT LEAST 30 DAYS PRIOR TO ANY SUCH EXPIRATION DATE, WE SHALL NOTIFY YOU IN WRITING BY CERTIFIED MAIL AT THE ABOVE LISTED ADDRESS THAT WE ELECT NOT TO CONSIDER THIS IRREVOCABLE STANDBY LETTER OF CREDIT RENEWED FOR ANY SUCH ADDITIONAL PERIOD. UPON RECEIPT BY YOU OF SUCH NOTICE, YOU MAY DRAW HEREUNDER BY MEANS OF


                               Exhibit F - Page 3

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                                            30 Bearfoot Road, Northborough, MA -
                              ID Biomedical Corporation of Northborough - Page 1

YOUR DRAFT(S) ON US AT SIGHT, SIGNED BY THE BENEFICIARY, ACCOMPANIED BY A STATEMENT, SIGNED BY THE BENEFICIARY, STATING THAT:

                  AS OF THE DATE OF THIS DRAWING, THE BENEFICIARY HAS NOT RECEIVED A SUBSTITUTE LETTER OF CREDIT OR OTHER INSTRUMENT ACCEPTABLE TO THE BENEFICIARY AS SUBSTITUTE FOR BANK LETTER OF CREDIT NO. [INSERT L/C NO.]

THIS LETTER OF CREDIT IS TRANSFERABLE. THIS LETTER OF CREDIT MAY BE TRANSFERRED TO YOUR TRANSFEREES OR SUCCESSORS (WITHOUT LIMITATION AS TO NUMBERS OF TRANSFERS) AT NO COST TO YOU OR TO THE TRANSFEREE(S) BY YOUR DELIVERY TO US OF THE ATTACHED ANNEX II DULY COMPLETED AND EXECUTED BY THE THEN BENEFICIARY AND ACCOMPANIED BY THE ORIGINAL LETTER OF CREDIT AND ALL AMENDMENTS, IF ANY. APPLICANT SHALL BE RESPONSIBLE FOR THE PAYMENT OF ANY TRANSFER FEE AND ANY OTHER REQUIREMENTS RELATIVE TO THE UCP 500 (AS HEREINAFTER DEFINED).

IN THE EVENT THIS LETTER OF CREDIT IS TRANSFERRED, THE TRANSFEREE SHALL BE THE BENEFICIARY HEREOF AND DRAFTS AND DOCUMENTS PURSUANT HERETO SHALL BE EXECUTED BY A REPRESENTATIVE OF THE TRANSFEREE.

ALL DRAFTS, ACCOMPANYING DOCUMENTS AND OTHER COMMUNICATIONS REQUIRED OR PERMITTED UNDER THIS LETTER OF CREDIT MUST BE MARKED: "DRAWN UNDER BANK LETTER OF CREDIT NO. [INSERT L/C NO.]"

ALL DRAFTS AND ACCOMPANYING DOCUMENTS MAY BE PRESENTED AT, AND ALL COMMUNICATIONS WITH RESPECT TO THIS LETTER OF CREDIT SHALL BE IN WRITING AND DELIVERED, EITHER IN PERSON OR BY OVERNIGHT COURIER SERVICE, TO OUR OFFICES AT [______________(REDACTED)].

WE HEREBY ENGAGE WITH YOU THAT ALL DRAFTS DRAWN UNDER AND IN COMPLIANCE WITH THE TERMS OF THIS CREDIT WILL BE DULY HONORED IF DRAWN AND PRESENTED FOR PAYMENT AT THE OFFICES SPECIFIED ABOVE ON OR BEFORE THE EXPIRATION DATE OF THIS LETTER OF CREDIT, AS IT MAY BE EXTENDED AS PROVIDED ABOVE.

EXCEPT SO FAR AS OTHERWISE EXPRESSLY STATED, THIS CREDIT IS SUBJECT TO THE UNIFORM CUSTOMS AND PRACTICE FOR DOCUMENTARY CREDITS (1993 REVISION), INTERNATIONAL CHAMBER OF COMMERCE PUBLICATION NO. 500 (THE "UCP 500").

                                   [SIGNATURE]



                               Exhibit F - Page 4

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                              ID Biomedical Corporation of Northborough - Page 1



                                     ANNEX I

DATE: _______________________________________________    REF. NO. ______________

AT SIGHT OF THIS DRAFT

PAY TO THE ORDER OF ____________________________  US [CANADIAN] $_______________

US [CANADIAN] DOLLARS __________________________________________________________
________________________________________________________________________________

DRAWN UNDER ________________________________ BANK, IRREVOCABLE STANDBY LETTER OF CREDIT NUMBER NO. __________________________ DATED _____________________________

TO: __________________________________
    __________________________________     _____________________________________
    __________________________________     (BENEFICIARY'S NAME)

                                           _____________________________________
                                           AUTHORIZED SIGNATURE


                                Annex I - Page 1

                                            30 Bearfoot Road, Northborough, MA -
                              ID Biomedical Corporation of Northborough - Page 1


                                    ANNEX II

DATE: ______________________________________

TO:   ______________________________________   RE: IRREVOCABLE STANDBY LETTER
      ______________________________________       OF CREDIT
      ______________________________________       NO. _____________ ISSUED BY
                                                   L/C AMOUNT:

LADIES AND GENTLEMEN:

THE UNDERSIGNED BENEFICIARY HEREBY IRREVOCABLY TRANSFERS TO:

(NAME OF TRANSFEREE)
(ADDRESS)

ALL RIGHTS OF THE UNDERSIGNED BENEFICIARY TO DRAW UNDER THE ABOVE LETTER OF CREDIT UP TO ITS AVAILABLE AMOUNT AS SHOWN ABOVE AS OF THE DATE OF THIS TRANSFER.

BY THIS TRANSFER, ALL RIGHTS OF THE UNDERSIGNED BENEFICIARY IN SUCH LETTER OF CREDIT ARE TRANSFERRED TO THE TRANSFEREE. TRANSFEREE SHALL HAVE THE SOLE RIGHTS AS BENEFICIARY THEREOF, INCLUDING SOLE RIGHTS RELATING TO ANY AMENDMENTS, WHETHER INCREASES OR EXTENSIONS OR OTHER AMENDMENTS, AND WHETHER NOW EXISTING OR HEREAFTER MADE ALL AMENDMENTS ARE TO BE ADVISED DIRECT TO THE TRANSFEREE WITHOUT NECESSITY OF ANY CONSENT OF OR NOTICE TO THE UNDERSIGNED BENEFICIARY.

THE ORIGINAL OF SUCH LETTER OF CREDIT IS RETURNED HEREWITH, AND WE ASK YOU TO ENDORSE THE TRANSFER (IN THE REVERSE THEREOF), AND FORWARD IT DIRECTLY TO THE TRANSFEREE WITH YOUR CUSTOMARY NOTICE OF TRANSFER.

SINCERELY,

______________________________________
(BENEFICIARY'S NAME)

______________________________________
SIGNATURE OF BENEFICIARY




                               Exhibit F - Page 2

                                              30 Bearfoot Road, Northborough, MA

                                    EXHIBIT K

                           FORM OF MEMORANDUM OF LEASE

                                 NOTICE OF LEASE

                           Date: ____________________

         Pursuant to the provisions of Section 4 of Chapter 183 of the General Laws of Massachusetts, notice is hereby given of the following lease:

1.       PARTIES TO LEASE:

         LANDLORD: ARE-MA REGION NO. 14, LLC, a Delaware limited liability company

         TENANT: ID BIOMEDICAL CORPORATION OF NORTHBOROUGH, a Delaware corporation

2.       DATE OF EXECUTION:  __________________.

3.       PREMISES:  The Premises are:

         [To conform to Description in Lease.]

4.       TERM:  Commencing on January 5, 2005, and expiring on January 31, 2020.

5. EXTENSION OPTIONS: Subject to the provisions of the Lease, Tenant has options to extend the term of the Lease for three (3) additional terms of five
(5) years each.

         This instrument is executed pursuant to the provisions contained in the Lease, does not purport to include all of the provisions thereof, and is not intended to vary the terms and conditions thereof.

         WITNESS the execution hereof, under seal, this ___ day of ______________, 200_.

                                      LANDLORD:

                                      ARE-MA REGION NO. 14, LLC

                                      By: ______________________________
                                          Name:
                                          Its:

                                              30 Bearfoot Road, Northborough, MA

                                      TENANT:

                                      ID BIOMEDICAL CORPORATION OF NORTHBOROUGH

                                      By: ______________________________
                                          Name:
                                          Its:

                                              30 Bearfoot Road, Northborough, MA

STATE/COMMONWEALTH OF [______________]
County of [________]

On this ____ day of ________, 200_, before me, the undersigned notary public, personally appeared _______________________________, proved to me through satisfactory evidence of identification, which were __________________________, to be the person whose name is signed on the preceding or attached document, and acknowledged to me that he signed it voluntarily for its stated purpose.




                                       -----------------------------------------
                                        (official signature and seal of notary)


                                         My commission expires

                                         ------------------------




STATE/COMMONWEALTH OF [_____________]
County of [________]

On this ____ day of ________, 200_, before me, the undersigned notary public, personally appeared _______________________________, proved to me through satisfactory evidence of identification, which were __________________________, to be the person whose name is signed on the preceding or attached document, and acknowledged to me that he signed it voluntarily for its stated purpose.



                                       -----------------------------------------
                                        (official signature and seal of notary)


                                         My commission expires

                                         ------------------------

                                              30 Bearfoot Road, Northborough, MA



                                    EXHIBIT A

                                LEGAL DESCRIPTION

The following parcel(s) of land on Bearfoot Road in Northborough, Worcester County, Massachusetts:

PARCEL I:
--------

NORTHERLY:                 by Interstate Route 290, 125.29 feet;

EASTERLY:                  by other land now or formerly of R. John Griefen,
                           John M. Hines and Daniel G. Wheeler, Trustees,
                           837.80 feet;

SOUTHERLY:                 by Bearfoot Road, 290.16 feet;

WESTERLY:                  by other land now or formerly of R. John Griefen,
                           John M. Hines and Daniel G. Wheeler, Trustees,
                           607.50 feet;

NORTHWESTERLY:             by land of the Commonwealth of Massachusetts,
                           246.00 feet.

Being the premises shown as Lot 1 on a plan (the "1972 Plan") entitled, "Plan of land in Northborough, Mass." Dated June 20, 1972, by MacCarthy Engineering Services, Inc. and recorded with the Worcester District Registry of Deeds in Plan Book 372, Plan 104.

PARCEL II:
---------

NORTHERLY:                 by Interstate Route 290 (no access), 161.71 feet;

EASTERLY:                  by land now or formerly of Ten Bear Limited
                           Partnership, 885.31 feet;

SOUTHERLY:                 by Bearfoot Road, 89.31 feet;

WESTERLY:                  by other land now or formerly of Thirty Bear Limited
                           Partnership, 837.80 feet.

Being the premises shown as Lot No. 204A on a plan entitled, "Plan of Land in Northborough, Massachusetts, prepared for Ten Bear Limited Partnership, 40 Washington Street, Westborough, Massachusetts 01581", by Thompson-Liston Associates, Inc., Civil Engineers & Land Surveyors, 51 Main Street, P.O. Box 570, Boylston, Mass. 01505-0570, recorded with the Worcester District Registry of Deeds in Plan Book 744, Page 65.

                                              30 Bearfoot Road, Northborough, MA



PARCEL III:
----------

A parcel of land in the Town of Northborough, Worcester County, Massachusetts, formerly identified as Parcel 4-11 XB, acquired by the Massachusetts Department of Public Works under an Order of Taking (L.O. 5678) dated May 24, 1967 and recorded on June 1, 1967 with the Worcester County Registry of Deeds in Book 4758, Page 151, Plan Book 308, Plan 107 and bounded by the line described as follows:

Beginning at a point on the southerly location line of said Interstate 290 opposite Station 169+89.20 and extending thence, leaving said location S 27(degree) 40' 41" W 246.00' feet; thence N 69(degree) 39' 47" W 201.00' feet to a point again on the southerly location line of Interstate 290; thence northeasterly by a curve to the left having a radius of 8,200.00' a length of 337.00' to the point of beginning; said Parcel SR-1 containing an area of 24,134 feet, more or less.

NOTE: As herein used, "recorded" shall mean recorded with the Worcester County Registry of Deeds."

                                              30 Bearfoot Road, Northborough, MA

                                    EXHIBIT L

                               GUARANTEE OF LEASE

         GUARANTEE OF LEASE made as of the _____ day of _________, 2005 by ID Biomedical Corporation, a corporation organized under the Business Corporations Act of British Columbia, having an address of 19204 North Creek Parkway, Suite 100, Bothell, WA 98011 ("Guarantor") to ARE-MA REGION NO. 14, LLC, a Delaware limited liability company having an address of 135 N. Los Robles Avenue, Suite 250, Pasadena, CA 91101 ("Landlord").

         Reference is made to the following facts:

         A. Landlord has requested Guarantor to guarantee a lease (the "Lease"), dated as of the date hereof with ID Biomedical Corporation of Northborough, a Delaware corporation, as tenant ("Tenant"), with respect to certain premises at 30 Bearfoot Road, Northborough, Massachusetts. Defined terms used herein and not otherwise defined shall have the meanings assigned to such terms in the Lease.

         B. Tenant is an affiliate of Guarantor.

         C. Guarantor is willing to guarantee performance by Tenant of the covenants contained in the Lease on the part of Tenant to be performed, to induce Landlord to enter into the Lease with Tenant.

         NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, Guarantor hereby agrees with and guarantees to Landlord as follows:

         1. Guarantor unconditionally, absolutely and irrevocably guarantees to Landlord the prompt payment when due of the rent, additional rent and other charges payable under the Lease, the full and faithful performance, and observance of any and all covenants, conditions, obligations and agreements contained in the Lease (collectively, the "Covenants") on the part of Tenant to be performed and observed, and the payment of all costs, expenses and damages which may arise as a result of any Tenant default under the Lease, or any default under this Guaranty; and Guarantor unconditionally covenants and agrees with Landlord that, if default or breach shall at any time be made by Tenant in the Covenants to pay rent, additional rent, or to perform any of the other Covenants contained in the Lease, and notice of such default or breach shall have been given by Landlord to Tenant to the extent required under the Lease, and neither Tenant nor Guarantor shall have cured such default or breach within the applicable grace period, if any, provided for in the Lease, Guarantor shall perform the Covenants, pay the rent, additional rent or other charges or arrears thereto that may remain due thereon to Landlord, and pay any and all damages stipulated in the Lease with respect to the non-performance of the Covenants.

         2. Guarantor expressly agrees that the liability of Guarantor hereunder shall not be impaired, abated, deferred, diminished, modified, released, terminated or discharged, in whole or in part, or otherwise affected by any of the following:

                                              30 Bearfoot Road, Northborough, MA

         (a) any amendment or modification of the provisions of the Lease, except to the extent of any amendment or modification as to which Guarantor has not provided its consent;

         (b) any extensions of time for performance, whether in whole or in part, of the Covenants under the Lease on the part of Tenant to be performed given prior to or after default thereunder;

         (c) any exchange, surrender or release, in whole or in part of any security which may be held by Landlord at any time for or under the Lease;

         (d) any other guarantee now or hereafter executed by Guarantor or anyone else except as may be otherwise provided in the Lease;

         (e) any waiver of or assertion or enforcement or failure or refusal to assert or enforce, in whole or in part, any Covenants, claims, causes of action, rights or remedies which Landlord may, at any time, have under the Lease or with respect to any guarantee or any security which may be held by Landlord at any time under the Lease or with respect to Tenant;

         (f) the release of any other guarantor from liability for the performance or observance of any other covenants under the Lease on the part of Tenant to be performed, whether by operation of law or otherwise;

         (g) Landlord's consent to any assignment or subletting of the Lease by Tenant, or any subletting of the Premises demised under the Lease by Tenant;

         (h) the failure to give Guarantor any notices whatsoever, except to the extent that any notices are expressly required to be given to Guarantor under the Lease;

         (i) any rights, powers or privileges Landlord may now or hereafter have against any person, entity or collateral;

         (j) any assignment, conveyance, mortgage, merger or other transfer, voluntary or involuntary (whether by operation of law or otherwise), of all or any part of Tenant's interest in the Lease or the occurrence of any such assignment, conveyance, mortgage, merger or other voluntary or involuntary transfer which results in Guarantor becoming Tenant under the Lease;

         (k) any assignment, conveyance, mortgage, merger or other transfer, voluntary or involuntary (whether by operation of law or otherwise), of all or part of the interest or rights of Landlord under the Lease; or

         (l) any failure to enforce any of the terms, covenants or conditions of the Lease or this Guaranty.

         In the event that any agreement or stipulation between Landlord and Tenant shall extend the time of performance or modify or waive any of the covenants of the Lease on the part

                                              30 Bearfoot Road, Northborough, MA

of Tenant to be performed, Guarantor shall continue to be liable upon its guarantee according to the tenor of any such agreement or stipulation.

         3. To hold Guarantor liable under this Guarantee no demand shall be required. Landlord shall have the right to enforce this Guarantee without pursuing any rights or remedies of Landlord against Tenant or any other party, or any security Landlord may hold; it being intended that if (i) there shall occur any breach, insolvency or bankruptcy default or any other default by Tenant in the performance or observance of any Covenant in the Lease, (ii) notice of any such default or breach shall have been given by Landlord to Tenant, and (iii) Tenant and Guarantor shall have failed to cure such default or breach within the applicable grace period, if any, then Guarantor shall be obligated to perform its obligations hereunder. Landlord may, at its option but after the expiration of any applicable grace periods under the Lease, proceed against Guarantor, or any one or more guarantors if there be more than one, without having commenced any action, or having obtained any judgment against Tenant or against Guarantor or against any other guarantor if there be more than one; and Guarantor's and each other guarantor's liability with regard to the Lease shall be as a primary party, with the same force and effect as if Guarantor and each other guarantor had originally signed the Lease as a tenant.

         4. Guarantor hereby expressly waives and releases (i) notice of the acceptance of this Guarantee (any requirement for acceptance of this Guarantee by Landlord is hereby waived) and notice of any change in Tenant's financial condition; (ii) the right to interpose all substantive and procedural defenses of the law of guarantee, indemnification and suretyship, except the defenses of prior payment or prior performance by Tenant or Guarantor (of the obligations which Guarantor is called upon to pay or perform under this Guarantee); (iii) all rights and remedies accorded by applicable law to guarantors, or sureties, including without limitation, any extension of time conferred by any law now or hereafter in effect; (iv) the right to interpose any defense (except as allowed under (ii) above), set off or counterclaim (unless the failure to interpose such counterclaim would constitute a bar to a separate proceeding and a waiver of such claim) of any nature or description in any action or proceeding (provided nothing stated herein shall prevent Guarantor from bringing a separate proceeding of any nature or description), except to the extent Tenant may interpose the same under the Lease, and (v) any right or claim or right to cause a marshalling of Tenant's assets or to cause Landlord to proceed against Tenant, and/or any collateral held by Landlord at any time or in any particular order.

         5. Without limiting Guarantor's obligations elsewhere under this Guarantee, Guarantor agrees that if Tenant, or Tenant's trustee, receiver or other officer with similar powers with respect to Tenant, rejects, disaffirms or otherwise terminates the Lease pursuant to any bankruptcy, insolvency, reorganization, moratorium or any other law affecting creditors' rights generally, Guarantor shall automatically be deemed to have assumed, from and after the date such rejection, disaffirmance or other termination of the Lease is deemed effective, all obligations and liabilities of Tenant under the Lease to the same extent as if Guarantor had been originally named instead of Tenant as a party to the Lease and the Lease had never been so rejected, disaffirmed or otherwise terminated. Guarantor, upon such assumption, shall be obligated to perform and observe all of the terms, conditions and covenants of the Lease to be observed and performed by Tenant thereunder whether theretofore accrued or thereafter accruing, and Guarantor shall be subject to any rights or remedies of Landlord which may have

                                              30 Bearfoot Road, Northborough, MA

theretofore accrued or which may thereafter accrue against Tenant on account of any default under the Lease, notwithstanding that such defaults existed prior to the date Guarantor was deemed to have automatically assumed the Lease or that such rights or remedies are unenforceable against Tenant by reason of such rejection, disaffirmance or other termination. Guarantor shall confirm such assumption in writing at the request of Landlord upon or after such rejection, disaffirmance or other termination, but the failure to do so shall not affect such assumption. Guarantor, upon the assumption of the Lease, shall have all the rights of Tenant under the Lease (to the extent permitted by law). Neither Guarantor's obligation to make payment in accordance with the terms of this Guarantee nor any remedy for the enforcement thereof shall be impaired, modified, changed, stayed, released or limited in any manner whatsoever by any impairment, modification, change, release, limitation or stay of the liability of Tenant or its estate in bankruptcy or any remedy for the enforcement thereof, resulting from the operation of any present or future provision of the Bankruptcy Code of the United States or other statute or from the decision of any court interpreting any of the same, and Guarantor shall be obligated under this Guarantee as if no such impairment, stay, modification, change, release or limitation had occurred. The liability of Guarantor hereunder shall in no way be affected by any disability of Tenant or the cessation from any cause whatsoever of the liability of Tenant. Without limiting the generality of the foregoing, Guarantor hereby waives all suretyship defenses or defenses in the nature thereof.

         6. This Guarantee and all rights, obligations and liabilities arising hereunder shall be construed according to the laws of the Commonwealth of Massachusetts. Guarantor hereunder agrees that any legal action, suit, or proceeding against it with respect to its obligations, liabilities or any other matter under or arising out of or in connection with this Guarantee or for recognition or enforcement of any judgment rendered in any such action, suit or proceeding shall be brought in the United States Courts for the District of Massachusetts, or in the courts of the Commonwealth of Massachusetts, as Landlord may elect, and, by execution and delivery of this Guarantee, Guarantor hereby irrevocably accepts and submits to the venue and non-exclusive jurisdiction of each of the aforesaid courts IN PERSONA, generally and unconditionally with respect to any such action, suit, or proceeding for itself and in respect of its property. Guarantor further agrees that final judgment against it in any action, suit, or proceeding referred to herein shall be conclusive and may be enforced in any other jurisdiction by suit on the judgment, a certified or exemplified copy of which shall be conclusive evidence of the fact and of the amount of its indebtedness.

         7. Until all the Covenants in the Lease on Tenant's part to be performed and observed are fully performed and observed, Guarantor: (a) shall have no right of subrogation against Tenant by reason of any payments or acts of performance by Guarantor, in compliance with the obligations of Guarantor hereunder; and (b) subordinates any liability or indebtedness of Tenant now or hereafter held by Guarantor to the obligations of Tenant to Landlord under the Lease.

         8. Guarantor represents and warrants to Landlord that as of the date hereof:

                                              30 Bearfoot Road, Northborough, MA

            (a) Guarantor has full power, authority and legal standing to enter into this Guarantee, and abide by the terms hereof, including, without limitation, the payment of all moneys required herein.

            (b) The execution, delivery and performance by Guarantor of this Guarantee has been duly authorized by all necessary corporate action.

            (c) This Guarantee constitutes the legal, valid and binding obligation of Guarantor, enforceable in the courts of the Commonwealth of Massachusetts in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, and other laws affecting creditors' rights generally, to moratorium laws from time to time in effect and to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law.)

            (d) Guarantor is an affiliate of Tenant, and has received full, fair and adequate consideration for the within Guaranty.

         9. If Landlord shall be obligated by reason of any bankruptcy, insolvency or other legal proceeding to pay or repay to Tenant or to any trustee, receiver or other representative of the Tenant, any amounts previously paid by Tenant pursuant to the Lease, Guarantor shall reimburse Landlord for any such payment or repayment and this Guarantee shall extend to the extent of such payment or repayment made by Landlord.

         10. Guarantor shall, at any time and from time to time, within ten (10) days following the request by Landlord, execute, acknowledge and deliver to Landlord a statement certifying that this Guarantee is unmodified and in full force and effect (or if there have been modifications, that the same is in full force and effect as modified and stating such modifications) and that to the best of Guarantor's knowledge, Guarantor is not in default hereunder (or if there is such a default, describing such default in reasonable detail).

         11. All remedies afforded to Landlord by reason of this Guarantee or the Lease, or otherwise available at law or in equity, are separate and cumulative remedies and it is agreed that no one remedy, whether or not exercised by Landlord, shall be deemed to be in exclusion of any other remedy available to Landlord and shall not limit or prejudice any other legal or equitable remedy which Landlord may have.

         12. Guarantor waives trial by jury of any and all issues arising in any action, suit or proceeding to which Landlord and Guarantor may be parties upon, under or connected with this Guarantee or any of its provisions, directly or indirectly. If there is more than one guarantor of the Lease, Guarantor and such other guarantor(s) shall be jointly and severally liable. Guarantor represents that, as of the date hereof, Guarantor is the sole owner of Tenant.

         13. If any term, covenant, condition or provision of this Guarantee or the application thereof to any circumstance or to Guarantor shall be invalid or unenforceable to any extent, the remaining terms, covenants, conditions and provisions of this Guarantee or the application thereof to any circumstances or to Guarantor, other than those as to which any term, covenant, condition or provision is held invalid or unenforceable, shall not be affected thereby and

                                              30 Bearfoot Road, Northborough, MA

each remaining term, covenant, condition and provision of this Guarantee shall be valid and shall be enforceable to the fullest extent permitted by law.

         14. This Guarantee may be modified only by an instrument in writing signed by duly authorized representatives of Landlord and Guarantor.

         15. Whenever, by the terms of this Guarantee, notice shall or may be given either to Landlord or to Guarantor, such notice shall be in writing and shall be sent by registered or certified mail, postage prepaid or by so-called "express" mail (such as Federal Express or U.S. Postal Service Express Mail):

                  If intended for Landlord, addressed to Landlord at the address first set forth above, or to such other address or addresses as may from time to time hereafter be designated by Landlord by like notice.

                  If intended for Guarantor, addressed to Guarantor at the address set forth above, or to such other address or addresses as may from time to time hereafter be designated by Guarantor by like notice.

All such notices shall be effective when deposited in the United States mail within the Continental United States or when received by the "express" mail carrier, as the case may be.

         16. This Guarantee shall be binding upon Guarantor and its representatives, successors and assigns, and shall inure to the benefit of and may be enforced by the successors, assigns and grantors of Landlord or by any person to whom Landlord's interest in the Lease or any part thereof, including the rents, may be assigned whether by way of mortgage or otherwise. Wherever in this Guarantee reference is made to either Landlord or Tenant, the same shall be deemed to refer also to the then successor or assign of Landlord and the then permitted successor or assignee of Tenant.

         IN WITNESS WHEREOF, Guarantor has executed this Guarantee under seal as of the day and year first above written.

                         ID BIOMEDICAL CORPORATION,
                         a corporation organized under the Business Corporations Act of British Columbia

                         By: ________________________________________
                             Name: __________________________________
                             Title:__________________________________

                                              30 Bearfoot Road, Northborough, MA

                                    EXHIBIT M

                       CERTIFICATE OF SELLER AND GUARANTOR

         The undersigned hereby certifies to ARE-MA REGION NO. 14, LLC, a Delaware limited liability company ("BUYER") that, as of the date hereof:

1. all of the representations, covenants and warranties of ID Biomedical Corporation of Northborough ("SELLER") and ID Biomedical Corporation ("Guarantor") made in or pursuant to that certain Purchase and Sale Agreement and Joint Escrow Instructions dated as of ________ ___, 2004 (the "AGREEMENT"), among Seller, Guarantor, and ARE-MA REGION NO. 14, LLC, a Delaware limited liability company ("ARE") are true, accurate, correct and complete;

2. all conditions to the Closing (as such term is defined in the Agreement) that Seller was to satisfy or perform have been satisfied and performed; and

3. all conditions to the Closing that ARE or Buyer was to perform have been satisfied and performed.

Dated ________ ___, 2005                    ID BIOMEDICAL CORPORATION OF
                                            NORTHBOROUGH, a Delaware corporation

                                            By: ________________________________
                                                Name: __________________________
                                                Title:__________________________


                                            ID BIOMEDICAL CORPORATION,
                                            a corporation organized under the
                                            Business Corporations Act of British
                                            Columbia

                                            By: ________________________________
                                                Name: __________________________
                                                Title:__________________________

                                              30 Bearfoot Road, Northborough, MA


                                    EXHIBIT N

                              CERTIFICATE OF BUYER

         The undersigned hereby certifies to ID BIOMEDICAL CORPORATION OF NORTHBOROUGH, a Delaware corporation ("SELLER") that, as of the date hereof:

1. all of the representations, covenants and warranties of ARE-MA Region No. 14, LLC ("BUYER") made in or pursuant to that certain Purchase and Sale Agreement and Joint Escrow Instructions dated as of __________ ___, 2004 (the "AGREEMENT"), among Buyer, Seller, and ID Biomedical Corporation are true, accurate, correct and complete;

2. all conditions to the Closing (as such term is defined in the Agreement) that Buyer was to satisfy or perform have been satisfied and performed; and

3. all conditions to the Closing that Seller or Guarantor was to perform have been satisfied and performed.

BUYER:                   ARE-MA Region No. 14, LLC, a Delaware limited liability
                         company
                         By: ALEXANDRIA REAL ESTATE EQUITIES, L.P., a
                         Delaware limited partnership

                             By: ARE-QRS Corp., as its general partner


                             By:  ___________________________
                             Name:___________________________
                             Title:__________________________

Purchase Agreement    525 Cartier Boulevard West, Laval, Quebec, Canada - Page 1

                                                                     FINAL 12.23





                           PURCHASE AND SALE AGREEMENT

                          AND JOINT ESCROW INSTRUCTIONS

                                DECEMBER 23, 2004

                                 BY AND BETWEEN

                           ARE-MA REGION NO. 15, LLC,
                      A DELAWARE LIMITED LIABILITY COMPANY
                                    "BUYER",

                                       AND

                           ID BIOMEDICAL CORPORATION,
         A CORPORATION ORGANIZED UNDER THE BUSINESS CORPORATIONS ACT OF
                                BRITISH COLUMBIA
                                    "SELLER"

                      525 Cartier Boulevard West, Laval, Quebec, Canada - Page i


                                TABLE OF CONTENTS


1.       AGREEMENT TO PURCHASE AND SELL..........................................................................2

2.       PURCHASE PRICE..........................................................................................2

         2.1.     Deposit........................................................................................2

         2.2.     Balance........................................................................................3

         2.3.     Purchase Price Adjustment for Building Size....................................................3

         2.4.     Additional Adjustments.........................................................................3

                  2.4.1    Unpaid Quebec Transfer Taxes..........................................................3
                  2.4.2    Holdback for Incomplete Construction..................................................3

3.       DUE DILIGENCE...........................................................................................3

         3.1.     Property Documents.............................................................................3

         3.2.     Investigations.................................................................................4

         3.3.     Termination Right..............................................................................4

         3.4.     Insurance......................................................................................4

         3.5.     Indemnity and Repair...........................................................................4

         3.6.     Title..........................................................................................5

                  3.6.1    Deliveries by Seller..................................................................5
                  3.6.2    Buyer's Review of Title...............................................................5
                  3.6.3    Seller's Obligations Regarding Title..................................................5
                  3.6.4    Condition of Title at Closing.........................................................6

4.       REPRESENTATIONS AND WARRANTIES OF SELLER................................................................6

         4.1.     Authority......................................................................................6

         4.2.     No Conflicts...................................................................................6

         4.3.     (REDACTED).....................................................................................7

         4.4.     Property Documents.............................................................................7

         4.5.     No Leases......................................................................................7

         4.6.     Special Assessments or Expropriations..........................................................7


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
         4.7.     Utilities......................................................................................7

         4.8.     Service Contracts..............................................................................7

         4.9.     Employees......................................................................................8

         4.10.    Bankruptcy.....................................................................................8

         4.11.    Existing Approvals.............................................................................8

         4.12.    Insurance......................................................................................8

         4.13.    Litigation.....................................................................................8

         4.14.    Compliance with Laws...........................................................................8

         4.15.    Environmental Materials........................................................................8

                  4.15.1   Definitions...........................................................................8
                  4.15.2   Representations and Warranties........................................................9
                  4.15.3   Indemnification.......................................................................9

         4.16.    Survival......................................................................................10

         4.17.    Seller's Knowledge............................................................................10

         4.18.    As-Is.........................................................................................10

5.       BUYER'S REPRESENTATIONS AND WARRANTIES.................................................................10

         5.1.     No Conflicts..................................................................................10

         5.2.     Due Organization; Consents....................................................................10

         5.3.     Buyer's Authority; Validity of Agreements.....................................................11

         5.4.     As-Is.........................................................................................11

         5.5.     Survival......................................................................................11

6.       COVENANTS OF SELLER....................................................................................12

         6.1.     Title.........................................................................................12

         6.2.     Notice of Change in Circumstances.............................................................12

         6.3.     No Defaults; Maintenance of Property..........................................................12

         6.4.     Exclusive Negotiations........................................................................12

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
         6.5.     Development Activities........................................................................12

         6.6.     Service, Management Contracts.................................................................13

         6.7.     Insurance.....................................................................................13

         6.8.     Litigation....................................................................................13

         6.9.     Construction of Building......................................................................13

         6.10.    Access........................................................................................14

7.       CONDITIONS PRECEDENT TO CLOSING........................................................................14

         7.1.     Buyer's Conditions............................................................................14

                  7.1.1    Title................................................................................14
                  7.1.2    Seller's Due Performance.............................................................14
                  7.1.3    Completion of Construction...........................................................15
                  7.1.4    Certificate of Occupancy.............................................................15
                  7.1.5    Legal Hypothecs......................................................................15
                  7.1.6    Condition of Property................................................................15
                  7.1.7    Bankruptcy...........................................................................15
                  7.1.8    No Moratoria.........................................................................15
                  7.1.9    Board Approval.......................................................................15
                  7.1.10   (REDACTED)...........................................................................15

         7.2.     Failure of Buyer's Conditions.................................................................16

                  7.2.1    Waive and Close......................................................................16
                  7.2.2    Terminate............................................................................16

         7.3.     Seller's Conditions...........................................................................16

                  7.3.1    Buyer's Due Performance..............................................................16
                  7.3.2    Massachusetts Transaction............................................................16
                  7.3.3    Bankruptcy...........................................................................16
                  7.3.4    No Moratoria.........................................................................16
                  7.3.5    Board Approvals......................................................................17
                  7.3.6    (REDACTED)...........................................................................17

         7.4.     Failure of Seller's Conditions................................................................17

8.       CLOSING................................................................................................17

         8.1.     Closing Date..................................................................................17

         8.2.     Closing Costs.................................................................................17

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
                  8.2.1    Seller Costs.........................................................................17
                  8.2.2    Buyer Costs..........................................................................17
                  8.2.3    Transfer Tax Invoice.................................................................17
                  8.2.4    GST and QST..........................................................................18

9.       CLOSING DELIVERIES.....................................................................................18

         9.1.     Deliveries by Seller to Escrow................................................................18

                  9.1.1    Deed.................................................................................18
                  9.1.2    Bill of Sale and Assignment..........................................................18
                  9.1.3    New Lease............................................................................18
                  9.1.4    Guaranteeof New Lease................................................................18
                  9.1.5    Opinion of Counsel Re Guaranty.......................................................18
                  9.1.6    Seller's Certificate.................................................................18
                  9.1.7    Intentionally Omitted................................................................18
                  9.1.8    Proof of Authority...................................................................18
                  9.1.9    (REDACTED)...........................................................................19
                  9.1.10   Documentation of Completion of Improvements..........................................19
                  9.1.11   Other................................................................................19

         9.2.     Deliveries by Buyer...........................................................................19

                  9.2.1    Balance, Prorations & Closing Costs..................................................19
                  9.2.2    New Lease............................................................................19
                  9.2.3    Deed.................................................................................19
                  9.2.4    Bill of Sale and Assignment..........................................................19
                  9.2.5    Certificate of Buyer.................................................................19
                  9.2.6    Proof of Authority...................................................................19
                  9.2.7    Other................................................................................19

         9.3.     Deliveries Outside of Escrow..................................................................20

                  9.3.1    Service Contracts....................................................................20
                  9.3.2    Intangible Property..................................................................20
                  9.3.3    Property Documents...................................................................20
                  9.3.4    Other................................................................................20

10.      PRORATIONS.............................................................................................20

         10.1.    Prorations....................................................................................20

                  10.1.1   Income...............................................................................20
                  10.1.2   Expenses.............................................................................20
                  10.1.3   Adjustments..........................................................................20
                  10.1.4   Tax Appeals..........................................................................21
                  10.1.5   Generally............................................................................21

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
         10.2.    Preliminary Closing Statement.................................................................21

11.      ESCROW.................................................................................................21

         11.1.    Opening of Escrow.............................................................................21

         11.2.    Escrow Instructions...........................................................................21

         11.3.    Actions by Escrow Agent.......................................................................22

                  11.3.1   Registration.........................................................................22
                  11.3.2   Funds................................................................................22
                  11.3.3   Owner's Title Policy.................................................................22
                  11.3.4   Delivery of Documents................................................................22

         11.4.    Conflicting Demands...........................................................................22

         11.5.    Intentionally Omitted.........................................................................23

         11.6.    Destruction of Documents; Survival............................................................23

12.      RISK OF LOSS...........................................................................................23

         12.1.    Expropriation.................................................................................23

         12.2.    Casualty......................................................................................24

13.      DEFAULT................................................................................................24

         13.1.    Default by Buyer..............................................................................24

         13.2.    Default by Seller.............................................................................25

14.      BROKERS................................................................................................25

15.      CONFIDENTIALITY........................................................................................25

         15.1.    Buyer.........................................................................................25

         15.2.    Seller........................................................................................26

16.      MISCELLANEOUS PROVISIONS...............................................................................26

         16.1.    Governing Law.................................................................................26

         16.2.    Entire Agreement..............................................................................26

         16.3.    Modifications; Waiver.........................................................................27

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
         16.4.    Notices.......................................................................................27

         16.5.    Expenses......................................................................................28

         16.6.    Assignment....................................................................................28

                  16.6.1   Seller's Right to Assign.............................................................28
                  16.6.2   Buyer's Right to Assign..............................................................28

         16.7.    Severability..................................................................................29

         16.8.    Successors and Assigns; Third Parties.........................................................29

         16.9.    Counterparts..................................................................................29

         16.10.   Headings......................................................................................29

         16.11.   Time of the Essence...........................................................................29

         16.12.   Further Assistance............................................................................29

         16.13.   Number and Gender.............................................................................29

         16.14.   Construction..................................................................................29

         16.15.   Post-Closing Access to Records................................................................29

         16.16.   Exhibits......................................................................................30

         16.17.   Attorneys' Fees...............................................................................30

         16.18.   Business Days.................................................................................30

         16.19.   Limitations on Termination/Remedies...........................................................30

         16.20.   Currency......................................................................................30

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                    525 Cartier Boulevard West, Laval, Quebec, Canada - Page vii


                               LIST OF EXHIBITS

EXHIBIT A             Legal Description
EXHIBIT B             Fixtures and Personal Property Inventory
EXHIBIT C             Intentionally Omitted
EXHIBIT D             Building Plans and Specifications
EXHIBIT E             Deed
EXHIBIT F             Certificate of Substantial Completion
EXHIBIT F-1           Certificate of Final Completion
EXHIBIT G             Service Contracts
EXHIBIT H             Approvals
EXHIBIT I             Form of New Lease
EXHIBIT J             Buyer's Certificate
EXHIBIT K             Seller's Certificate
EXHIBIT L             Bill of Sale and Assignment
EXHIBIT M             Form of Notice of Lease
EXHIBIT N             Form of Guaranty
EXHIBIT O             Form of Bicycle Path Servitude



                                      vii


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                      525 Cartier Boulevard West, Laval, Quebec, Canada - Page 1


                           PURCHASE AND SALE AGREEMENT
                          AND JOINT ESCROW INSTRUCTIONS

         THIS PURCHASE AND SALE AGREEMENT AND JOINT ESCROW INSTRUCTIONS (this "AGREEMENT") is made and entered into as of December 23, 2004, by and among ARE-MA REGION NO. 15, LLC, a Delaware limited liability company ("BUYER"), and ID BIOMEDICAL CORPORATION, a corporation organized under the Business Corporations Act of British Columbia ("SELLER"), for the purposes of setting forth the agreement of the parties and of instructing CHICAGO TITLE INSURANCE COMPANY ("ESCROW AGENT" and "TITLE COMPANY"), with respect to the transactions contemplated by this Agreement.

                                    RECITALS

         Upon and subject to the terms and conditions set forth in this Agreement, Seller desires to sell and Buyer desires to purchase the following (collectively, the "PROPERTY"):

         (i) that certain immovable property consisting of a 13935,3 square meters parcel of land commonly known as and located at 525 Cartier Boulevard West, Laval, Quebec, Canada, as legally described on EXHIBIT A attached hereto, together with all of Seller's rights, title and interest in and to all rights, privileges and servitudes appurtenant thereto or used in connection therewith, and all of Seller's right, title and interest in and to any servitudes or other rights appurtenant, adjacent or connected thereto or used in connection therewith (collectively, the "LAND");

         (ii) all buildings, improvements, and structures now or hereafter (to and including the Closing Date) included or located on or in the Land (collectively, the "IMPROVEMENTS") including, without limitation, an approximately 68,000 square foot building (the "BUILDING") constructed in accordance with the plans and specifications set forth on EXHIBIT D attached hereto (the "BUILDING PLANS AND SPECIFICATIONS");

         (iii) all apparatus, equipment, appliances, and fixtures now or hereafter (to and including the Closing Date) located on or in the Land or the Improvements that are immovable property fixtures, built-in machinery or equipment, built-in casework and cabinets, or other items of personal property made an integral part of or permanently physically attached to the Improvements, such as fume hoods, built-in cold rooms, built-in warm rooms, walk-in cold rooms, walk-in warm rooms, deionized water systems, glass washing equipment, cage washers, autoclaves, chillers, fermentors, built-in HVAC, plumbing, electrical and mechanical systems, and other tangible personal property built into or permanently physically attached to the Improvements and used in connection with operation of the Improvements as a research and development facility (collectively, the "PERSONAL PROPERTY"); and

         (iv) all intangible property (collectively, the "INTANGIBLE PROPERTY") now or hereafter (to and including the Closing Date) owned by Seller and used solely in connection with the Land, the Improvements or the Personal Property, including, without limitation, building-specific trademarks and trade names, transferable licenses, architectural, site, landscaping or other permits, applications, approvals, authorizations and other entitlements, and transferable guarantees and warranties covering the Land and/or Improvements, but only to the extent that

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                      525 Cartier Boulevard West, Laval, Quebec, Canada - Page 2

these rights are used specifically for the use of the Land, the Improvements or the Personal Property (specifically excluding all intellectual property rights of Seller not used solely with respect to the Land, the Improvements, or the Personal Property), all contract rights (including rights under the Service Contracts (as hereinafter defined), books, records, reports, test results, environmental assessments, as-built plans, specifications and other similar documents and materials relating to the use or operation, maintenance or repair of the Property and the operation of research and development facility thereon, or the construction or fabrication thereof, and all transferable utility contracts, in each case only to the extent used in connection with the Land, Improvements or Personal Property.

         NOW, THEREFORE, in consideration of the foregoing Recitals which are incorporated herein by this reference, the mutual covenants contained in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Buyer and Seller hereby agree, and instruct Escrow Agent, as follows:

1.       AGREEMENT TO PURCHASE AND SELL.

         Subject to all of the terms and conditions of this Agreement, Seller agrees to sell, transfer and convey to Buyer, and Buyer agrees to acquire and purchase from Seller, the Property upon the terms and conditions set forth herein.

2.       PURCHASE PRICE.

         The purchase price for the Property (the "PURCHASE PRICE") shall be the sum of (REDACTED) Canadian Dollars, payable as follows:

         2.1. DEPOSIT. Not later than the date which is three (3) Business Days (as hereinafter defined) after the Execution Date (as hereinafter defined), Buyer shall deposit into Escrow the sum of $500,000 Canadian Dollars (which amount, together with any and all interest and dividends earned thereon, shall hereinafter be referred to as the "DEPOSIT"). The Deposit shall be made in the U.S. Dollar equivalent of the value of Canadian Dollars at the time of its payment to the Escrow Agent. For purposes of this Agreement, the "EXECUTION DATE" shall mean the date, after Seller has executed this Agreement, that written notice to Seller and Escrow Agent is delivered by Buyer advising that Buyer has executed this Agreement (which notice shall be given not later than one (1) Business Day after Buyer has in fact executed this Agreement). Within three (3) Business Days after the Execution Date, Seller and Buyer shall confirm in writing the specific dates of deadlines under this Agreement based upon the Execution Date determined as provided above.

         Escrow Agent shall deposit the Deposit in a non-commingled trust account and shall invest the Deposit in insured money market accounts, certificates of deposit, United States Treasury Bills or such other liquid financial instruments as Buyer may instruct from time to time. In the event of the consummation of the purchase and sale of the Property as contemplated hereunder, the Deposit shall be paid to Seller at the Closing (as defined in SECTION 8 below) and credited against the Purchase Price. In the event the sale of the Property is not consummated because of the termination of this Agreement by Buyer in accordance with any right to so terminate provided herein, or the failure of any Buyer's Condition (hereinafter defined), or for

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                      525 Cartier Boulevard West, Laval, Quebec, Canada - Page 3

any other reason except for a default under this Agreement solely on the part of Buyer, Buyer shall notify Escrow Agent in writing of the same, and the Deposit shall be immediately returned to Buyer.

         2.2. BALANCE. On the Closing Date (as defined below), Buyer shall pay through escrow to Seller the balance of the Purchase Price over and above the Deposit paid by Buyer under SECTION 2.1 above by wire transfer of same day funds to Seller, net of all prorations and adjustments as provided herein.

         2.3. PURCHASE PRICE ADJUSTMENT FOR BUILDING SIZE. In the event the Building, upon Final Completion, contains less than 66,640 square feet or more than 69,360 square feet, the Purchase Price shall be proportionately adjusted for each square foot of the Building above or below 68,000 square feet, as the case may be.

         2.4. ADDITIONAL ADJUSTMENTS.

              2.4.1 UNPAID LAVAL TRANSFER TAXES. There shall be deducted from the Purchase Price paid to Seller at Closing the sum of (Redacted) in respect of unpaid municipal transfer taxes imposed by the City of Laval in connection with the acquisition of the Property by Seller. The Escrow Agent shall hold this sum in escrow, and either shall remit the same to the City of Laval upon the City's issuance of an invoice therefor, or shall release the same to Seller upon evidence satisfactory to Escrow Agent in its capacity as Title Company of the direct payment by Seller to the City of Laval thereof.

              2.4.2 HOLDBACK FOR INCOMPLETE CONSTRUCTION. Pursuant to the provisions of SECTION 6.9, Seller shall achieve Substantial Completion of Construction of the Improvements by the Closing. In consideration of Buyer's agreement to purchase the Property upon Substantial Completion of Construction, and to secure the obligation of Seller to complete the same, there shall be withheld from the Purchase Price and deposited with the Escrow Agent the sum of (REDACTED) ("Construction Escrow"). Upon final completion of the Improvements in accordance with the Building Plans and Specifications ("Final Completion of Construction"), Seller shall submit to Buyer and to Escrow Agent (i) a Certificate of Final Completion in the form of EXHIBIT F-1 issued by the engineer supervising the construction of the Building on behalf of the Seller,
(ii) evidence of absence of legal hypothecs in favor of persons having taken part in the construction acceptable to the Title Company, (iii) copies of warranties and guarantees, (iv) as-built plans, and (v) an as-built certificate of location in accordance with Canadian equivalent ALTA standards. Upon receipt of properly submitted materials required under items (i) through (v) of this
SECTION 2.4.2, Buyer shall instruct the Escrow Agent to release the balance of funds in the Escrow Deposit to Seller within ten (10) days after receipt of all the above items.

3.       DUE DILIGENCE

         3.1. PROPERTY DOCUMENTS. Prior to the execution of this Agreement, Seller has, at Seller's sole cost and expense, delivered or made available to Buyer, to the extent such items are in Seller's possession or control, all of the documents described in paragraph 1(a) of that certain Access Agreement ("ACCESS AGREEMENT") dated October 18, 2004, between Buyer and Seller (the "PROPERTY DOCUMENTS"). Buyer acknowledges that, except as expressly otherwise provided

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                      525 Cartier Boulevard West, Laval, Quebec, Canada - Page 4

in this Agreement, Seller does not represent that any such Property Document is current, accurate or complete, and that Buyer is relying upon the Property Documents (if at all) at its own risk and Seller shall have no liability to Buyer for any error in or incompleteness of any Property Document.

         3.2. INVESTIGATIONS. At all reasonable times from the Execution Date until the Due Diligence Termination Date or earlier termination of this Agreement, Buyer, its agents and representatives shall be entitled at Buyer's sole cost and expense to enter onto the Property to perform investigations thereof, in accordance with and subject to the terms of the Access Agreement (except the termination provision of paragraph 2 thereof).

         3.3. TERMINATION RIGHT. Buyer shall have the right at any time on or before 5:00 p.m. (Los Angeles, California time) on the Effective Date (the "DUE DILIGENCE TERMINATION DATE") to terminate this Agreement if, during the course of Buyer's due diligence investigations of the Property, Buyer determines in its sole and absolute discretion that the Property is not acceptable to Buyer. Buyer may exercise such termination right by delivering written notice of termination to Seller and Escrow Agent (a "DUE DILIGENCE TERMINATION NOTICE") on or before the Due Diligence Termination Date. Upon the timely delivery of such Due Diligence Termination Notice, (i) Escrow Agent shall immediately return the Deposit to Buyer, (ii) the parties shall equally share the cancellation charges of Title Company (as hereinafter defined) and Escrow Agent ("CANCELLATION CHARGES"), and (iii) this Agreement shall automatically terminate and be of no further force or effect and neither party shall have any further rights or obligations hereunder, other than pursuant to any provision hereof which expressly survives the termination of this Agreement. If Buyer has timely delivered to Escrow Agent a Due Diligence Termination Notice, no notice to Escrow Agent from Seller shall be required for the return of the Deposit to Buyer. If Buyer does not exercise such termination by delivery of the Due Diligence Termination Notice on or before the Due Diligence Termination Date, then Buyer's right to terminate this Agreement pursuant to this Section shall automatically lapse. Buyer hereby waives its right to terminate this Agreement pursuant to the provisions of this Section 3.3.

         3.4. INSURANCE. Buyer agrees that from the Execution Date through the Due Diligence Termination Date, Buyer shall carry, or cause its agents and representatives that will enter the Property in connection with the investigations pursuant to SECTION 3.2 to carry, workers' compensation and all risk commercial general liability insurance in the amount not less than $2,000,000 Canadian Dollars per occurrence, $2,000,000 Canadian Dollars annual aggregate, from an insurance company rated at least A-VIII by Best's Insurance Guide, which insurance shall name Seller as an additional insured. Upon request, Buyer shall provide Seller with proof of such insurance prior to commencing Buyer's physical inspections of the Property.

         3.5. INDEMNITY AND REPAIR. Buyer shall indemnify, defend, protect and hold harmless Seller and its directors, officers, agents, employees, representatives and managers from any and all claims, liabilities, demands, losses, costs, expenses (including reasonable legal fees, expenses and costs of investigation), damages or recoveries for injury to person or property arising out of or relating to any due diligence activities conducted pursuant to Section
3.2 or the acts or omissions of Buyer or its employees, agents and nominees on the Property; provided, however, that the mere discovery of environmental contamination at the Property shall not give rise to liability hereunder. This indemnity shall survive the termination of this Agreement or the

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                      525 Cartier Boulevard West, Laval, Quebec, Canada - Page 5

Closing for a period of one (1) year. Notwithstanding the foregoing, Buyer's indemnity hereunder shall not include any losses, cost, damage or expenses resulting from (x) the acts of Seller, its agents or representatives, or (y) the discovery of any pre-existing condition of the Property. In addition, following any such activities on or at the Property, unless otherwise directed in writing by Seller, Buyer shall restore the Property to the condition it was prior to such activities, including without limitation repairs and the re-compaction or removal of any disrupted soil or material as Seller may reasonably direct. All due diligence activities and restoration or repair work shall be in accordance with applicable laws, including without limitation, laws relating to worker safety and the proper disposal of discarded materials. Notwithstanding the foregoing, Buyer shall have no obligation to repair any damage caused by the acts or omissions of Seller, its agents or representatives or to remediate, contain, abate or control any pre-existing condition of the Property which existed prior to Buyer's entry thereon.

         3.6. TITLE.

              3.6.1 DELIVERIES BY SELLER. Prior to the Execution Date, Seller shall have delivered to Buyer (a) a photocopy of a recent title opinion issued by (REDACTED) dated June 14, 2004 and addressed to (REDACTED) in respect of the Property (the "PTR"), (b) a copy of the deed of sale in respect of Seller's acquisition of the Property and copies of all other title deeds, title opinions and other documents relating to the title to the Property which Seller may have in its possession or control, and (c) an up-to-date certificate of location, including without limitation a surveyor's plan and technical description of the Property, addressed to Buyer and prepared by a duly qualified Quebec Land Surveyor, showing the Property in its current condition (the "SURVEY").

              3.6.2 BUYER'S REVIEW OF TITLE. Buyer shall have until the Due Diligence Termination Date to notify Seller in writing of any objection which Buyer may have to any exception reported in the PTR or of any matter shown on the Survey or any updates thereof; PROVIDED, HOWEVER, that if any such update is received by Buyer, Buyer shall have an additional five (5) Business Days, regardless of the Due Diligence Termination Date or Closing Date, following Buyer's receipt of such update and legible copies of all documents referenced therein to notify Seller of objections to items shown on any such update. Exceptions reported in the PTR and matters shown on the Survey (or any updates thereof) not objected to by Buyer as provided above, and the Lease and the Memorandum, and all matters caused or consented to (or deemed consent to) by Buyer shall be deemed to be "PERMITTED EXCEPTIONS."

              3.6.3 SELLER'S OBLIGATIONS REGARDING TITLE. Seller shall, at or prior to Closing, take all action necessary to radiate from title to the Property the following matters (or, in the alternative, Seller shall obtain for Buyer title insurance insuring over such matters, such insurance to be in form and substance satisfactory to Buyer in its sole discretion): (a) all servitudes or other rights created by Seller on or after the Execution Date without the prior written consent of Buyer (which consent may be withheld in Buyer's sole and absolute discretion); (b) any and all hypothecs, prior claims, liens and encumbrances affecting the Property which secure an obligation to pay money (other than installments of real estate taxes and assessments and similar government charges not delinquent as of the Closing); and (c) all taxes and assessments due and payable for any period prior to the Closing (collectively, the "OBLIGATORY REMOVAL EXCEPTIONS"). If, prior to the Closing, Seller is unable to remove or

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                      525 Cartier Boulevard West, Laval, Quebec, Canada - Page 6

satisfactorily insure over any of the Obligatory Removal Exceptions, then, in addition to any and all other rights and remedies which Buyer may otherwise have hereunder, Buyer may (a) subject to Section 16.19, terminate this Agreement by delivering written notice to Seller and Escrow Agent, in which case Escrow Agent shall return the Deposit to Buyer, the parties shall equally share the Cancellation Charges, Seller shall reimburse Buyer for all of Buyer's out-of-pocket costs and expenses reasonably incurred in connection with the transaction contemplated by this Agreement, and thereafter neither party shall have any rights or obligations to the other hereunder other than pursuant to any provision hereof which expressly survives the termination of this Agreement; (b) pursue an action for specific performance to compel Seller to remove the Obligatory Removal Exception; or (c) waive Buyer's objections to such Obligatory Removal Exception and proceed to a timely Closing whereupon such Obligatory Removal Exceptions shall be deemed "PERMITTED EXCEPTIONS." If, prior to the Closing, Seller notifies Buyer that it is unable or unwilling to remove or satisfactorily insure over any other exceptions or matters objected to by Buyer (other than Obligatory Removal Exceptions), then, in addition to any and all other rights and remedies which Buyer may have hereunder, Buyer may (x) subject to Section 16.19, terminate this Agreement by delivering written notice to Seller and Escrow Agent, in which case Escrow Agent shall return the Deposit to Buyer, the parties shall equally share the Cancellation Charges, and thereafter neither party shall thereafter have any rights or obligations to the other hereunder other than pursuant to any provision hereof which expressly survives the termination of this Agreement; or (y) waive Buyer's objections to such other exceptions and matters (other than Obligatory Removal Exceptions) and proceed to a timely Closing whereupon such other exceptions and matters shall be deemed "PERMITTED EXCEPTIONS").

              3.6.4 CONDITION OF TITLE AT CLOSING. Seller shall at Closing convey to Buyer good and marketable title in and to the Land and the Improvements, free and clear of all encumbrances, including without limitation, prior claims, hypothecs, charges, servitudes, restrictive covenants, encroachments, taxes, leases or other occupancy agreements and other title defects or charges of any sort whatsoever, other than the Permitted Exceptions and other than as set forth in the deed of sale in the form of EXHIBIT E attached hereto (the "DEED").

4.       REPRESENTATIONS AND WARRANTIES OF SELLER.

         Seller represents and warrants to and agrees with Buyer that, as of the date hereof and as of the Closing Date:

         4.1. AUTHORITY. Subject to satisfaction of the Seller Board Approval contingency described in Section 7.3.5, this Agreement and all other Seller Closing Documents (as defined herein) delivered at the Closing (i) have been duly authorized, executed, and delivered by Seller; (ii) are binding obligations of Seller; (iii) are collectively sufficient to transfer all of Seller's rights to the Property; and (iv) do not violate the formation documents of Seller. Seller has obtained all required consents, releases, and approvals necessary to execute this Agreement and consummate the transaction contemplated by this Agreement. Seller further represents that it is a corporation, duly organized and existing in good standing under the Business Corporations Act of British Columbia, with its principal place of business in Vancouver, British Columbia.

         4.2. NO CONFLICTS. The execution and delivery of this Agreement, the consummation of the transactions herein contemplated, and compliance with the terms of this Agreement do not

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                      525 Cartier Boulevard West, Laval, Quebec, Canada - Page 7

conflict with, nor, with or without notice or the passage of time or both, will the same result in a breach of any of the terms or provisions of, or constitute a default under, any indenture, deed of trust, mortgage, loan agreement, or other document, or instrument or agreement, oral or written, to which Seller is a party or by which Seller or the Property is bound, or any applicable regulation of any governmental agency, or any judgment, order or decree of any court having jurisdiction over Seller or all or any portion of the Property.

         4.3. REDACTED. Except for the rights of first refusal granted to (REDACTED), pursuant to a Deed of Sale executed before (REDACTED), Notary, on (REDACTED) and registered at the Laval Registry Office under (REDACTED), which (REDACTED), Seller has not granted any options or rights of first refusal or rights of first offer to third parties to purchase or otherwise acquire an interest in the Property, nor is the Property subject to the same. It is expressly understood and agreed that the (REDACTED)has not been and shall not be assumed by Buyer.

         4.4. PROPERTY DOCUMENTS. The Property Documents delivered by Seller pursuant to the terms hereof (i) constitute all of the documents required to have been delivered pursuant to the Access Agreement, (ii) include photocopies of all of the material documents obtained by Seller in connection with its recent acquisition of the Property, and (iii) each such Property Document as delivered by Seller constitutes a true, correct and complete photocopy of the Property Document. To Seller's Knowledge, there are no material commitments or agreements affecting the Property which have not been disclosed by Seller to Buyer in writing. Seller is not in material default of Seller's obligations or liabilities pertaining to the Property or the Property Documents; nor, to Seller's Knowledge, are there facts, circumstances, conditions, or events which, after notice or lapse of time, would constitute such a default. Seller has not received notice or information that any party to any of the Property Documents considers a breach or default to have occurred.

         4.5. NO LEASES. No third parties have any rights to occupy space at the Property, and there are no other documents or agreements binding upon the Property or Buyer after the Closing with respect to the rights and obligations of such third parties relating to the Property.

         4.6. SPECIAL ASSESSMENTS OR EXPROPRIATIONS. To Seller's Knowledge, there are no existing, proposed or contemplated (i) special assessments, or (ii) expropriations of the Property or any part thereof, except those (if any) disclosed by the PTR, and Seller has not received notice of any contemplated special assessments or expropriation that would affect the Property or the creation of any reserve that would affect the Property.

         4.7. UTILITIES. All water, sewer, electric, gas, telephone, and drainage facilities, and all other utilities required by law or for the normal operation of the Property are installed to the property lines of the Property, and have been connected to the Improvements and Seller has received no notices that service will be disconnected or reduced after the Execution Date.

         4.8. SERVICE CONTRACTS. There are no third party service, maintenance, repair, management, leasing, or supply contracts or other third party contracts (including, without limitation, janitorial, elevator and landscaping agreements) affecting the Property, oral or written, that will remain binding on the Property or Buyer after the Closing, except as set forth on the schedule attached hereto as EXHIBIT G (the "SERVICE CONTRACTS"). Except as set forth on

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                      525 Cartier Boulevard West, Laval, Quebec, Canada - Page 8

such schedule, all Service Contracts are cancelable without cost at the option of Seller or the then owner of the Property upon not more than 30 days prior written notice.

         4.9. EMPLOYEES. There are no obligations of Seller concerning any pre-Closing employees of Seller which will be binding upon Buyer or the Property on and after the Closing.

         4.10. BANKRUPTCY. No seizures, execution proceedings, assignments for the benefit of creditors, insolvency, bankruptcy, reorganization or other similar creditor proceedings are pending or threatened in writing against Seller.

         4.11. EXISTING APPROVALS. The documents set forth on EXHIBIT H attached hereto (collectively, the "APPROVALS") are in full force and effect and, to Seller's Knowledge, constitute all necessary certifications, approvals, consents, authorizations, licenses, permits, easements, rights of way, and all valid, final and unconditional certificates of occupancy, or the equivalent permitting required by the applicable licensing agency, or required by any governmental authority in connection with the ownership, or occupancy of the Property. To Seller's Knowledge, all of the Approvals are transferable to Buyer without the necessity of any approval or consent or additional payment and no such transfer will affect the validity thereof.

         4.12. INSURANCE. There are currently in effect the insurance policies described in Section 17 of the Lease. Seller has not received any notice or request from any insurance company requesting the performance of any work or alteration with respect to the Property that has not yet been completed. Seller has received no notice from any insurance company concerning, nor, to Seller's Knowledge, are there currently any defects or inadequacies in the Property which, if not corrected, would result in the termination of insurance coverage or increase its cost.

         4.13. LITIGATION. There are no actions, suits or proceedings before any judicial or quasi-judicial body, pending, or to Seller's Knowledge, threatened, against or affecting all or any portion of the Property.

         4.14. COMPLIANCE WITH LAWS. Seller has received no written notice from any governmental authority, and Seller has no Knowledge, of any condition currently or previously existing on the Property or any portion thereof which may constitute a violation of any applicable existing laws, rules, regulations, ordinances and orders of all applicable federal, provincial, city and other governmental authorities having jurisdiction over the Property in effect on the Execution Date (collectively, "LAWS"), including, without limitation, all Laws with respect to zoning, building, fire and health codes and sanitation and all Environmental Laws (as hereinafter defined). "ENVIRONMENTAL LAWS" includes any law, by-law, rule, regulation, decree, code, guideline, standard, order or ordinance of any authority having jurisdiction, whether or not having the force of law, relating to the environment (including, without limitation, ambient air, water, ground water or land) or the release of any hazardous substance or contaminant into the environment.

         4.15. ENVIRONMENTAL MATERIALS.

               4.15.1 DEFINITIONS.

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                      525 Cartier Boulevard West, Laval, Quebec, Canada - Page 9

                     (A) "ENVIRONMENTAL CLAIM" means any and all actions (including, without limitation, investigatory, remedial or enforcement actions of any kind, administrative or judicial proceedings, and orders or judgments arising out of or resulting therefrom), costs, claims, damages (including, without limitation, punitive damages), expenses (including, without limitation, attorneys', consultants' and experts' fees, court costs and amounts paid in settlement of any claims or actions), fines, forfeitures or other civil, administrative or criminal penalties, injunctive or other relief (whether or not based upon personal injury, property damage, or contamination of, or adverse effects upon, the environment, water tables or natural resources), liabilities or losses arising from or relating to the presence or suspected presence of any Environmental Materials in, on, under, or about the Property or properties adjacent thereto.

                     (B) "ENVIRONMENTAL MATERIALS" means chemicals, pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products, or any other chemical, material, or substance that, because of its quantity, concentration, or physical or chemical characteristics, exposure to which is limited or regulated for heath and safety reasons by any governmental authority, or which poses a significant present or potential hazard to human health and safety or to the environment if released into the workplace or the environment.

              4.15.2 REPRESENTATIONS AND WARRANTIES. Seller represents and warrants to and agrees with Buyer that, as of the date hereof, and as of the Closing Date: (i) each of the Property and Seller is in substantial compliance with all Laws relating to Environmental Materials, which compliance includes, but is not limited to, the possession by Seller of all permits and other governmental authorities required under applicable Laws, and compliance with the terms and conditions thereof; (ii) to Seller's Knowledge, Seller has not received any written communication that alleges that Seller or the Property is not in full compliance and there are no circumstances that may prevent or interfere with substantial compliance with such Laws in the future; (iii) to Seller's Knowledge, there is no Environmental Claim pending or threatened with regard to the Property; (iv) to Seller's Knowledge, there have been no past or present actions, activities, circumstances, conditions, events or incidents relating to the Environmental Materials in or on the Property that could form the basis of any Environmental Claim against Seller or against any person or entity, including, without limitation, persons or entities whose liability for any such Environmental Claim Seller has or may have retained or assumed either contractually or by operation of law; and (v) without in any way limiting the generality of the foregoing, (a) Seller has not used, stored, generated, released, disposed or arranged for the disposal of Environmental Materials on the Property, except in compliance with all Laws relating to Environmental Materials, (b) there are no underground storage tanks located on the Property,
(c) there is no asbestos contained in or forming part of any Improvement, including, without limitation, any building, building component, structure or office space on the Property, and (d) no polychlorinated biphenyls (PCBs) are used or stored at the Property.

              4.15.3 INDEMNIFICATION. Seller hereby indemnifies and agrees to reimburse, defend, and hold Buyer harmless from, for and against all Environmental Claims arising from, asserted against, imposed on, or incurred by Buyer, directly or indirectly, in connection with (i) the breach of any representation or warranty set forth in SECTION 4.15.2 of this Agreement or (ii) any event or condition in or on the Property, whether known or unknown to Seller or disclosed in any report provided to Buyer, which results, directly or indirectly, in an Environmental Claim, to

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                     525 Cartier Boulevard West, Laval, Quebec, Canada - Page 10

the extent such event or condition occurred, existed, or arose out of conditions that occurred or existed, or were caused, in whole or in part, on or before the Closing.

         4.16. SURVIVAL. All of the representations, warranties and agreements of Seller set forth in this Section 4 shall be true upon the execution of this Agreement, shall be deemed to be repeated at and as of the Closing Date without the necessity of a separate certificate with respect thereto and shall survive the delivery of the Deed and the other Seller Closing Documents for a term of (REDACTED).

         4.17. SELLER'S KNOWLEDGE. As used in this Agreement, the phrase "TO SELLER'S KNOWLEDGE" and words of similar import shall mean the actual current knowledge of Todd Patrick, Staph Bakali, Claude Cardin and Paul Pinsonnault, without inquiry or review of files and materials in the possession or control of such persons. Seller represents and warrants that the foregoing persons are those persons affiliated with Seller most knowledgeable regarding the ownership and operation of the Property, possessing the greatest experience and familiarity with the Property, that no other person presently or previously affiliated with Seller possesses any equal or greater familiarity and experience with the Property.

         4.18. AS-IS. Except as otherwise expressly set forth herein, including, without limitation elsewhere in this SECTION 4, and except for those warranties, expressly set forth in the Deed or other Seller Closing Documents delivered at the Closing, Seller shall convey the Property to Buyer without any warranty whatsoever, legal or conventional, in its present "AS-IS" condition, at the entire risks and perils of Buyer.

5.       BUYER'S REPRESENTATIONS AND WARRANTIES.

         Buyer represents and warrants to and agrees with Seller that, as of the date hereof (except as otherwise stated below), and as of the Closing Date:

         5.1. NO CONFLICTS. The execution and delivery of this Agreement, the consummation of the transactions herein contemplated, and compliance with the terms of this Agreement does not conflict with, nor, with or without notice or the passage of time or both, will the same result in a breach of any of the terms or provisions of, or constitute a default under, any indenture, deed of trust, mortgage, loan agreement, or other document or instrument to which Buyer is a party or by which Buyer is bound, or any applicable regulation of any governmental agency, or any judgment, order or decree of any court having jurisdiction over Buyer or all or any portion of the Property.

         5.2. DUE ORGANIZATION; CONSENTS. Buyer is a limited liability company, duly organized and existing in good standing under the laws of the State of Delaware with its principal place of business in the State of California, and on the Closing Date Buyer or its permitted assignee hereunder will be qualified to do business in the Province of Quebec. All requisite action has been taken by Buyer in connection with entering into this Agreement, and will be taken prior to the Closing in connection with the execution and delivery of the Buyer Closing Documents and the consummation of the transactions contemplated hereby. No consent of any partner, shareholder, beneficiary, creditor, investor, judicial or administrative body,

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                     525 Cartier Boulevard West, Laval, Quebec, Canada - Page 11

governmental authority or other party is required in connection herewith which has not been obtained.

         5.3. BUYER'S AUTHORITY; VALIDITY OF AGREEMENTS. Buyer has full right, power and authority to purchase the Property from Seller as provided in this Agreement and to carry out its obligations hereunder. The individual(s) executing this Agreement and the instruments referenced herein on behalf of Buyer have the legal power, right and actual authority to bind Buyer to the terms hereof and thereof. This Agreement is, and the Buyer Closing Documents to be executed and delivered by Buyer in connection with this Agreement at Closing shall be, duly authorized, executed and delivered by Buyer and valid, binding and enforceable obligations of Buyer.

         5.4. AS-IS. BUYER ACKNOWLEDGES THAT, EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN SECTION 4 OR OTHER PROVISIONS OF THIS AGREEMENT OR IN THE SELLER CLOSING DOCUMENTS, BUYER IS ACQUIRING THE PROPERTY WITHOUT ANY WARRANTY WHATSOEVER, LEGAL OR CONVENTIONAL, AT THE ENTIRE RISKS AND PERILS OF BUYER, IT BEING THE INTENTION OF SELLER AND BUYER EXPRESSLY TO NEGATE AND EXCLUDE ALL SUCH WARRANTIES, INCLUDING WITHOUT LIMITATION THE IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR ANY PARTICULAR PURPOSE, WARRANTIES CREATED BY ANY AFFIRMATION OF FACT OR PROMISE OR BY ANY DESCRIPTION OF THE PROPERTY CONVEYED HEREUNDER, OR BY ANY SAMPLE OR MODEL THEREOF, AND SOLELY IN RELIANCE ON BUYER'S OWN INSPECTIONS, EXAMINATIONS AND EVALUATIONS OF THE PROPERTY. Buyer specifically waives any statutory or common law right it may have to receive disclosures from Seller other than those factual confirmations set forth in this Agreement. Buyer agrees and acknowledges that, except to the extent of the express representations and warranties of Seller set forth in Section 4 of other provisions of this Agreement or in the Seller Closing Documents, no representations, statements or warranties have at any time been made by Seller or its agents or employees (including, without limitation, any representation or warranty as to the physical condition, quality, quantity or state of repair of the Property, or as to the condition, quality, quantity, operation, state of repair, or prospects of the Property in any respect). Buyer acknowledges that any oral or written statements of any managers, employees or other representatives of Seller shall not constitute representations of Seller and that Seller shall have no liability to Buyer for any errors in or incompetence of any such oral or written statements, and the scope of Seller's liability shall be limited to the covenants, representations and warranties set forth in this Agreement and in the Deed and other Seller Closing Documents.

         5.5. SURVIVAL. All of the representations, warranties and agreement of Buyer set forth in this Section 5 shall be true upon the execution of this Agreement, shall be deemed to be repeated at and as of the Closing Date without the necessity of a separate certificate with respect thereto and shall survive the delivery of the Deed and the other Buyer Closing Documents for a term of (REDACTED).

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                     525 Cartier Boulevard West, Laval, Quebec, Canada - Page 12

6.       COVENANTS OF SELLER.

         In addition to the covenants and agreements of Seller set forth elsewhere in this Agreement, Seller covenants and agrees that between the date hereof and the Closing Date or the Termination Date:

         6.1. TITLE. Seller shall not (a) directly or indirectly sell, assign or create any right, title or interest whatsoever in or to the Property, (b) take any action, create, commit, permit to exist or suffer any acts which would (i) give rise to a variance from the current legal description of the Land, or (ii) cause the creation of any lien, charge or encumbrance other than the Permitted Exceptions, or (c) enter into any agreement to do any of the foregoing without Buyer's prior written consent (which consent may be withheld in Buyer's sole and absolute discretion). Notwithstanding the foregoing, Seller may grant a bike path servitude to the City of Laval in the form attached hereto as EXHIBIT O.

         6.2. NOTICE OF CHANGE IN CIRCUMSTANCES. Seller shall promptly notify Buyer of any change in any condition with respect to the Property or any material portion thereof or of any event or circumstance of which Seller has Knowledge subsequent to the date of this Agreement which (a) materially, adversely affects the Property or any material portion thereof or the use or operation of the Property or any material portion thereof, (b) makes any representation or warranty of Seller to Buyer under this Agreement untrue or misleading in any material respect, or (c) makes any covenant or agreement of Seller under this Agreement incapable or less likely of being substantially performed, it being expressly understood that Seller's obligation to provide information to Buyer under this Section shall in no way relieve Seller of any liability for a breach by Seller of any of its representations, warranties, covenants or agreements under this Agreement.

         6.3. NO DEFAULTS; MAINTENANCE OF PROPERTY. Seller shall not commit a material default with respect to the performance of any of its obligations relating to the Property, including, without limitation, the payment of all amounts due and the performance of all obligations with respect to the Service Contracts and any existing indebtedness relating to the Property. Subject to
SECTION 12 and the construction of the Building in accordance with SECTION 6.9, Seller shall operate and maintain the Property in its current condition, reasonable wear and tear excepted, in accordance with all applicable Laws.

         6.4. EXCLUSIVE NEGOTIATIONS. Seller shall (i) remove the Property from the market, and (ii) cease and refrain from any and all negotiations with any other prospective optionees or purchasers of the Property.

         6.5. DEVELOPMENT ACTIVITIES. Other than the construction of the Building in accordance with the Building Plans and Specifications, Seller shall not take any actions with respect to the development of the Property, including, without limitation, applying for, pursuing, accepting or obtaining any permits, approvals or other development entitlements from any governmental or other regulatory entities or finalizing or entering into any agreements relating thereto without Buyer's prior written consent (which consent may be withheld in Buyer's sole and absolute discretion).

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                     525 Cartier Boulevard West, Laval, Quebec, Canada - Page 13

         6.6. SERVICE, MANAGEMENT CONTRACTS. Seller shall not enter into, extend, renew or replace any existing service or property management contracts in respect of the Property without Buyer's prior written consent (which consent may be withheld in Buyer's sole and absolute discretion), unless the same shall be cancelable without penalty or premium, upon not more than thirty (30) days' notice from the owner of the Property and Seller shall immediately notify Buyer of any such new, extended, renewed or replaced contract.

         6.7. INSURANCE. Seller will maintain its current insurance in place from the date hereof through the Closing Date or earlier termination of this Agreement. Seller hereby covenants to name Buyer as an additional insured under such insurance during the period between the Due Diligence Terminate Date and the Closing.

         6.8. LITIGATION. Seller shall not allow to be commenced on its behalf any action, suit or proceeding with respect to all or any portion of the Property without Buyer's prior written consent (which consent may be withheld in Buyer's sole and absolute discretion); provided, however, that Seller may initiate counterclaims and cross claims, and file third party complaints, in connection with any proceeding of the character described in Sections 4.10 or
4.13 brought against Seller without Buyer's consent. In the event Seller receives any notice of any proceeding of the character described in SECTIONS
4.10 or 4.13 which has not been previously disclosed to Buyer prior to the Closing, Seller shall promptly advise Buyer in writing.

         6.9. CONSTRUCTION OF BUILDING. Seller shall proceed diligently to complete the construction of the Improvements presently under construction at the Land in accordance with the Building Plans and Specifications, and shall in any event achieve Substantial Completion of Construction prior to Closing. As used herein, "Substantial Completion of Construction" means (i) the Improvements (REDACTED) have been substantially completed according to the Building Plans and Specifications, (ii) there has been a "provisional acceptance" of the Improvements by the engineer, (iii) the list of deficiencies for which the general contractor remains responsible is acceptable to Seller in its reasonable discretion, and (iv) the Improvements may then be lawfully occupied and used for their intended purposes, as evidenced by a certificate of occupancy issued by the City of Laval. As used herein, the (REDACTED)means (i) an unfinished space of approximately (REDACTED) construction identified in the Building Plans and Specifications (REDACTED), and (ii) an unfinished space (REDACTED) of the building under construction identified on the Building Plans and Specifications (REDACTED) and an associated unfinished space (REDACTED). All costs and expenses (both hard and soft) in connection with such construction shall be paid by Seller, without contribution by Buyer, and shall be paid by Seller on a timely basis. Without limiting the generality of the foregoing, Seller shall not allow any legal hypothecs related to the such work to be registered at any time against title to the Land or the Improvements. Seller shall not make or permit any material change in the Building Plans and Specifications from and after the date hereof without the prior written approval of Buyer, which may be granted or withheld in Buyer's reasonable discretion on or prior to the Due Diligence Termination Date, and which may be granted or withheld in Buyer's sole and absolute discretion after the Due Diligence Termination Date. In addition, Seller shall deliver to Buyer as available and in any event by Closing all documentation regarding development and construction of the Building to the point of Substantial Completion, including copies of governmental permits and approvals, design and construction contracts, site plans, provisional acceptance

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                     525 Cartier Boulevard West, Laval, Quebec, Canada - Page 14

documentation, and evidence of absence of legal hypothecs in favor of persons having taken part in the construction reasonably acceptable to the Title Company.

         6.10. ACCESS. At all reasonable times from the lapse or waiver of the termination right set forth in Section 3.3 until the Closing or earlier termination of this Agreement, Buyer, its agents and representatives shall be entitled at Buyer's sole cost and expense to enter onto the Property to conduct activities in preparation for transition of ownership of the Property, in accordance with and subject to the terms of the Access Agreement (except the termination provision of paragraph 2 thereof).

7.       CONDITIONS PRECEDENT TO CLOSING.

         7.1. BUYER'S CONDITIONS. The obligation of Buyer to render performance under this Agreement is subject to the following conditions precedent (and conditions concurrent, with respect to deliveries to be made by the parties at Closing) ("BUYER'S Conditions"), which conditions may be waived, or the time for satisfaction thereof extended, by Buyer only in a writing executed by Buyer; PROVIDED, HOWEVER, that any such waiver shall not affect Buyer's ability to pursue any remedy Buyer may have with respect to any breach hereunder by Seller. Notwithstanding the foregoing, any existing facts or circumstances disclosed to Buyer in a Property Document or within Buyer's Knowledge on the Due Diligence Termination Date shall not constitute a failure of a Buyer's Condition hereunder if Buyer failed to terminate this Agreement on or before the Due Diligence Termination Date as a result of such facts or circumstances, and the condition shall be deemed waived as it relates specifically (and only) to such facts or circumstances. As used in this Section, the phrase "WITHIN BUYER'S KNOWLEDGE" shall mean the actual current knowledge of Thomas Andrews and Jennifer Pappas, without inquiry or review of files and materials in the possession or control of such persons. Buyer represents and warrants that the foregoing persons are those persons affiliated with Buyer most knowledgeable regarding Buyer's due diligence investigations of the Property and that no other person presently or previously affiliated with Buyer possesses any equal or greater familiarity and experience with the results of those investigations.

              7.1.1 TITLE. On the Closing Date, the Title Company shall be prepared and irrevocably committed to issue (a) a Canadian policy of title insurance insuring Buyer against damages sustained or incurred by reason of: (i) title to the Land and the Improvements interest being held other than by Buyer subject to standard exceptions, exclusions and conditions and subject to the Permitted Exceptions; (ii) any defect in, charge, servitude, prior claim, hypothec or encumbrance on title; (iii) unmarketability of the title; and (iv) lack of a right of access to and from the Land, with those endorsements and reinsurance reasonably requested by Buyer and approved by Title Company prior to the Due Diligence Termination Date (collectively, the "OWNER'S TITLE POLICY").

              7.1.2 SELLER'S DUE PERFORMANCE. All of the representations and warranties of Seller set forth in SECTION 4 shall be true and correct as of the Closing Date, and Seller, on or prior to the Closing Date, shall have complied with and/or performed all of the obligations, covenants and agreements required on the part of Seller to be complied with or performed pursuant to the terms of this Agreement, including, without limitation, the deliveries required to be made by Seller pursuant to SECTIONS 9.1 and 9.3 hereof.

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                     525 Cartier Boulevard West, Laval, Quebec, Canada - Page 15

              7.1.3 SUBSTANTIAL COMPLETION OF CONSTRUCTION . The construction of the Improvements presently under construction on the Land shall have been completed to the point of Substantial Completion on or before Closing, substantially in accordance with the Building Plans and Specifications and in compliance with all applicable Laws, and Seller shall have delivered to Buyer a Certificate of Substantial Completion (as hereinafter defined) issued by the engineer supervising the construction of the Building on behalf of the Seller in the form of EXHIBIT F.

              7.1.4 CERTIFICATE OF OCCUPANCY. Seller shall have delivered to Buyer a copy of a certificate of occupancy ("CERTIFICATE OF OCCUPANCY") issued by the competent authorities permitting the immediate occupancy of such Improvements for the intended laboratory/office use.

              7.1.5 LEGAL HYPOTHECS. All delays to register any prior claims or any hypothecs or to give notice of conservation of prior claims or hypothecs in respect of any construction activity at the Property shall have expired, and no such hypothec, legal or conventional, or prior claim shall have been registered, or, at Seller's option, Seller shall have provided to Buyer security in form and substance acceptable to Buyer, acting reasonably, against all loss, costs and damages which may be suffered by Buyer by reason of the registration of any such hypothecs or prior claims, either before or after Closing, or Seller shall have obtained an endorsement to the Owner's Title Policy in form and substance acceptable to Buyer, acting reasonably, insuring Buyer against any such loss, costs or damages.

              7.1.6 CONDITION OF PROPERTY. Subject to the provisions of SECTION
6.9 AND SECTION 7.1.3 ABOVE AND 12 below, the physical condition of the Property shall be substantially the same on the Closing Date as on the Execution Date, except for reasonable wear and tear and any damages due to any act of Buyer or Buyer's representatives.

              7.1.7 BANKRUPTCY. No action or proceeding shall have been commenced by or against Seller under the U.S. federal bankruptcy code or the BANKRUPTCY AND INSOLVENCY ACT (Canada), or under any state law for the relief of debtors or for the enforcement of the rights of creditors; and neither of them shall have sought protection from its creditors under the COMPANIES' CREDITORS ARRANGEMENT ACT (Canada) or otherwise acknowledged its insolvency; and no seizure, attachment, execution, lien or levy shall have attached to or been issued with respect to the Property or any portion thereof.

              7.1.8 NO MORATORIA. No moratorium, statute, regulation, ordinance, or federal, provincial, state, county or local legislation, or order, judgment, ruling or decree of any governmental agency or of any court shall have been enacted, adopted, issued, entered or pending which would adversely affect Buyer's intended use of the Property.

              7.1.9 BOARD APPROVAL. Buyer hereby represents to Seller that Buyer has received the approval of the transaction contemplated by this Agreement by the Board of Directors of Alexandria Real Estate Equities, Inc

              7.1.10 (REDACTED)

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                     525 Cartier Boulevard West, Laval, Quebec, Canada - Page 16

         7.2. FAILURE OF BUYER'S CONDITIONS. Subject and without limitation to Buyer's rights hereunder, including, without limitation, SECTION 13.2 hereof, if any of Buyer's Conditions have not been fulfilled within the applicable time periods, Buyer may:

              7.2.1 WAIVE AND CLOSE. Waive the Buyer's Condition and close Escrow in accordance with this Agreement, with or without a mutually satisfactory adjustment or abatement of the Purchase Price; or

              7.2.2 TERMINATE. Subject to Section 16.19, terminate this Agreement by delivering written notice to Seller and to Escrow Agent, in which event Escrow Agent shall return the Deposit to Buyer, Seller shall pay the Cancellation Charges, and Buyer shall be entitled to pursue any other rights and remedies which it may have against Seller in connection herewith.

         7.3. SELLER'S CONDITIONS. The obligation of Seller to render performance under this Agreement is subject to the following conditions precedent (and conditions concurrent with respect to deliveries to be made by the parties at Closing) (collectively the "SELLER'S CONDITIONS"), which conditions may be waived by Seller only in a writing executed by Seller; provided, however, that any such waiver shall not affect Seller's ability to pursue remedy Seller may have with respect to any breach hereunder by Buyer:

              7.3.1 BUYER'S DUE PERFORMANCE. All of the representations and warranties of Buyer set forth in SECTION 5 hereof shall be true and correct as of the Closing Date, and Buyer, on or prior to the Closing Date, shall have complied with and/or performed all of the obligations, covenants and agreements required on the part of Buyer to be complied with or performed pursuant to the terms of this Agreement, including, without limitation, the deliveries required to be made by Buyer pursuant to Section 9.2 hereof.

              7.3.2 MASSACHUSETTS TRANSACTION. ARE-MA Region No. 14, LLC ("Affiliate"), an affiliate of Buyer, and ID Biomedical Corporation of Northborough have executed simultaneously herewith a purchase and sale agreement (the "MASSACHUSETTS PURCHASE AGREEMENT") with respect to certain premises in Northborough, Massachusetts ("MASSACHUSETTS PROPERTY"). The Due Diligence Termination Date thereunder shall have expired without its termination of that contract by Affiliate.

              7.3.3 BANKRUPTCY. No action or proceeding shall have been commenced by or against Buyer under the U.S. federal bankruptcy code or the Bankruptcy and Insolvency Act (Canada) or any state law for the relief of debtors or for the enforcement of the rights of creditors, and neither of them shall have sought protection from its creditors' under the Company's Creditors Arrangement Act (Canada) or otherwise acknowledged its insolvency, and no seizure, attachment, execution, lien or levy shall have attached to or been issued with respect to the Property or any portion thereof.

              7.3.4 NO MORATORIA. No moratorium, statute, regulation, ordinance, or federal, state, county or local legislation, or order, judgment, ruling or decree of any governmental agency or of any court shall have been enacted, adopted, issued, entered or pending which would adversely affect Seller's intended use of the Property pursuant to the Lease.

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                     525 Cartier Boulevard West, Laval, Quebec, Canada - Page 17

              7.3.5 BOARD APPROVALS. Prior to the sixth (6th) Business Day after the Execution Date, Seller and ID Biomedical Corporation of Quebec ("IDBQ") shall have each obtained from their respective boards of directors the approval and authorization for this Agreement and the transactions contemplated herein (collectively, the "SELLER BOARD APPROVAL") and shall have so notified Buyer.

              7.3.6 (REDACTED).

         7.4. FAILURE OF SELLER'S CONDITIONS. Subject to Section 16.19 hereof, in the event of the failure of a Seller's Condition, Seller may terminate this Agreement by delivery of written notice to Buyer and Escrow Agent, in which event Escrow Agent shall return the Deposit to Buyer, (unless such failure was the result of a default by Buyer, in which case Escrow Agent shall deliver the Deposit to Seller pursuant to Section 13.1), Buyer shall pay the Cancellation Charges, and neither party shall thereafter have any rights or obligations to the other hereunder.

8.       CLOSING.

         8.1. CLOSING DATE. Subject to the provisions of this Agreement, the Closing shall take place on January 7, 2005, subject to extension as hereinbelow provided. As used herein, the "CLOSING" shall mean the deposit of the Deed for registration at the Registry Office for the Registration Division in which the Property is situated (the "OFFICIAL RECORDS"), and the "CLOSING DATE" shall mean the date upon which the Closing actually occurs. If, but only if Seller has caused all of the Buyer's Conditions (other than that set forth in Section 7.1.10) to have been satisfied or waived on January 7, 2005 (at 8:00 am EST), Seller may by notice to Buyer and Escrow Agent postpone the date for the Closing from January 7, 2005 to January 31, 2005, to allow additional time to secure the (REDACTED). All terms and conditions of this Agreement shall remain binding and in full force and effect during such extension period.

         8.2. CLOSING COSTS. Each party shall pay its own costs and expenses arising in connection with the Closing (including, without limitation, its own attorneys' and advisors' fees), except the following costs (the "Closing Costs"), which shall be allocated between the parties as follows:

              8.2.1 SELLER COSTS. Seller shall pay the cost of the Survey, (REDACTED) of all transfer or mutation tax related to the registration of the Deed ("TRANSFER TAX"), (REDACTED)of Escrow Agent's escrow fees and costs, and (REDACTED) of the cost of the opinion delivered under Section 9.1.5 below.

              8.2.2 BUYER COSTS. Buyer shall pay all premiums, costs and fees related to the delivery of the Owner's Title Policy, the cost of registration of the Deed, (REDACTED) of the Transfer Tax, (REDACTED) of Escrow Agent's escrow fees and costs, and (REDACTED) of the cost of the opinion delivered under
Section 9.1.5 below.

              8.2.3 TRANSFER TAX INVOICE. Buyer shall deliver a copy of the invoice for the Transfer Tax to Seller promptly after receipt and Seller shall pays its share of the Transfer Tax to Buyer not less than ten (10) days prior to the date that payment thereof is due. Subject to receipt of such payment, Buyer shall thereafter pay the Transfer Tax to the taxing authority prior to the due date.

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                     525 Cartier Boulevard West, Laval, Quebec, Canada - Page 18

              8.2.4 GST AND QST. Seller and Buyer declare that the sale of the Property is a taxable supply of real property, subject to the payment of the goods and services tax ("GST") imposed under the EXCISE TAX ACT (CANADA) and subject to the payment of Quebec sales tax ("QST") imposed under an ACT RESPECTING THE QUEBEC SALES TAX (QUEBEC), and that these taxes are not included in the Purchase Price. Buyer represents and warrants to Seller that on the Closing Date it will be registered for the purposes of GST and QST. Not later than the Closing, Buyer will provide Seller with a copy of the registration certificate showing Buyer's GST and QST numbers. Buyer acknowledges that Seller is not collecting GST and QST on the sale of the Property on the basis of this registration certificate.

9.       CLOSING DELIVERIES.

         9.1. DELIVERIES BY SELLER TO ESCROW. Not less than two (2) Business Days prior to the Closing Date, Seller, at its sole cost and expense, shall deliver or cause to be delivered into Escrow the following documents and instruments (collectively, the "Seller's Closing Document"), each dated as of the Closing Date and executed by Seller (or, in the case of the Lease, by IDBQ), in addition to the other items and payments required by this Agreement to be delivered by Seller:

              9.1.1 DEED. Four (4) original counterpart Deeds conveying the Property to Buyer or its nominee, executed by Seller;

              9.1.2 BILL OF SALE AND ASSIGNMENT. 2 original counterparts of the Bill of Sale and Assignment in the form of EXHIBIT L attached hereto, each executed by Seller, pursuant to which Seller shall transfer to Buyer all the Personal Property and the Intangible Property, including, without limitation, the Property Documents, in each case free of all hypothecs, liens and encumbrances, save and except for the Permitted Exceptions;

              9.1.3 NEW LEASE. Two (2) originals of a lease ("LEASE") between Buyer, as landlord, and IDBQ, as tenant, in the form of EXHIBIT I attached hereto, and a notice of lease (the "MEMORANDUM") between Buyer, as landlord, and IDBQ, as tenant, in the form of EXHIBIT M and otherwise suitable for registration, each executed by IDBQ;

              9.1.4 GUARANTEE OF NEW LEASE. 2 originals of a Guarantee of Lease ("Guarantee") from Seller as guarantor, in the form of EXHIBIT N, each executed by Seller;

              9.1.5 OPINION OF COUNSEL RE GUARANTEE. Opinion of counsel satisfactory to Buyer as to the due authority and enforceability of the Guarantee.

              9.1.6 SELLER'S CERTIFICATE. 2 originals of a certificate, in the form of EXHIBIT K attached hereto (the "SELLER'S CERTIFICATE"), each executed by Seller;

              9.1.7 INTENTIONALLY OMITTED

              9.1.8 PROOF OF AUTHORITY. A certified copy of a resolution of the board of directors of the Seller authorizing Seller's execution of the Deed and the Guarantee, and a certified copy of a resolution of the board of directors by IDBQ authorizing its execution of the Lease, each in form and substance acceptable to Buyer acting reasonably; and such proof of

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                     525 Cartier Boulevard West, Laval, Quebec, Canada - Page 19

Seller's and IDBQ's authority and authorization to enter into this Agreement and the transactions contemplated hereby, and such proof of the power and authority of the individual(s) executing or delivering any instruments, documents or certificates on behalf of Seller or IDBQ to act for and bind Seller or IDBQ as may be reasonably required by Title Company or Buyer;

              9.1.9 (REDACTED);

              9.1.10 DOCUMENTATION OF COMPLETION OF IMPROVEMENTS. All documentation with respect to the Substantial Completion of the Improvements required to be delivered by Seller under the provisions of Section 6.9 above, to the extent not previously delivered by Seller to Buyer

              9.1.11 OTHER. Such other documents and instruments, executed by Seller or IDBQ as may be reasonably required by Buyer, Escrow AGENT, or otherwise in order to effectuate the provisions of this Agreement and the Closing of the transactions contemplated herein, including, without limitation, reasonable or customary title affidavits and indemnities.

         9.2. DELIVERIES BY BUYER. On or before the Closing, Buyer, at its sole cost and expense, shall deliver or cause to be delivered into Escrow the following funds, and the following documents and instruments (collectively, the "BUYER'S CLOSING DOCUMENTS"):

              9.2.1 BALANCE, PRORATIONS & CLOSING COSTS. The balance of the Purchase Price pursuant to SECTION 2 hereof and Buyer's share of prorations and Closing Costs (as hereinafter defined), as provided in SECTIONS 10 and 8.2, respectively;

              9.2.2 NEW LEASE. Two (2) originals of the Lease and the Memorandum, executed by Buyer.

              9.2.3 DEED. Four (4) original counterpart Deeds conveying the Property to Buyer or its permitted assignee, executed by Buyer;

              9.2.4 BILL OF SALE AND ASSIGNMENT. Two (2) original counterparts of the Bill of Sale and Assignment in the form of EXHIBIT L attached hereto;

              9.2.5 CERTIFICATE OF BUYER. Two (2) originals of a certificate, in the form of EXHIBIT J executed by Buyer;

              9.2.6 PROOF OF AUTHORITY. Such proof of Buyer's authority and authorization to enter into this Agreement and the transaction contemplated hereby, and such proof of the power and authority of the individual(s) executing or delivering any instruments, documents or certificates on behalf of Buyer to act for and bind Buyer, as may be reasonably required by Title Company or Seller; and

              9.2.7 OTHER. Such other documents and instruments, executed by Buyer as may reasonably be required by Escrow Agent or otherwise in order to effectuate the provisions of this Agreement and the closing of the transactions contemplated herein.

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                     525 Cartier Boulevard West, Laval, Quebec, Canada - Page 20

         9.3. DELIVERIES OUTSIDE OF ESCROW. Seller shall deliver possession of the Property to Buyer upon the Closing, subject to the rights of Seller as tenant under the Lease. Further, Seller hereby covenants and agrees, at its sole cost and expense, to deliver or cause to be delivered to deliver to Buyer, on or prior to the Closing, the following items (subject to retention by Seller of those items associated with its continuing obligations and rights under the Lease):

              9.3.1 SERVICE CONTRACTS. An original, fully executed counterpart of each of the Service Contracts being assumed by Buyer, and any amendments, modifications, supplements and restatements thereto, if in the possession of Seller, and otherwise a true and correct photocopy;

              9.3.2 INTANGIBLE PROPERTY. The original of each document evidencing the Intangible Property or rights to ownership and use thereof including the Approvals, if in the possession of Seller, and otherwise a true and correct photocopy;

              9.3.3 PROPERTY DOCUMENTS. To the extent not previously delivered, originals of all of the Property Documents, if in the possession of Seller, and otherwise a true and correct photocopy;

              9.3.4 OTHER. Keys, combinations or card keys to all locks and security systems, pass cards, remote controls, security codes, computer software and other devices relating to access to the Improvements and such other documents and instruments, as may be reasonably required by Buyer or otherwise in order to effectuate the provisions of this Agreement and the Closing of the transactions contemplated herein.

10.      PRORATIONS.

         10.1. PRORATIONS.

              10.1.1 INCOME. Income, if any, from the Property, shall be prorated between Buyer and Seller as of the Closing Date to the extent actually collected.

              10.1.2 EXPENSES. Taxes, assessments, service or other contract fees, utility costs, and other expenses affecting the Property with respect to any period in which the Closing Date occurs shall be prorated between Buyer and Seller as of the Closing Date. All non-delinquent real estate taxes or assessments on the Property shall be prorated based on the actual current tax bill, but if such tax bill has not yet been received by Seller by the Closing Date or if supplemental taxes are assessed after the Closing for the period prior to the Closing, the parties shall make any necessary adjustment after the Closing by cash payment to the party entitled thereto so that Seller shall have borne all taxes, including all supplemental taxes, allocable to the period prior to the Closing and Buyer shall bear all taxes, including all supplemental taxes, allocable to the period after the Closing.

              10.1.3 ADJUSTMENTS. If any expenses attributable to the Property and allocable to the period prior to the Closing are discovered or billed after the Closing, the parties shall make any necessary adjustment after the Closing by cash payment to the party entitled thereto so that Seller shall have borne all expenses allocable to the period prior to the Closing and Buyer shall

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                     525 Cartier Boulevard West, Laval, Quebec, Canada - Page 21

bear all expenses allocable to the period from and after the Closing (subject to the obligations of Seller, as tenant under the New Lease, with respect thereto).

              10.1.4 TAX APPEALS. With respect to any property tax appeals or reassessments filed by Seller for tax years prior to the year in which the Closing occurs, Seller shall be entitled to the full amount of any refund or rebate resulting therefrom and with respect to any property tax appeals or reassessments filed by Seller for the tax year in which the Closing occurs, Seller and Buyer (subject to the terms of the Lease) shall share the amount of any rebate or refund resulting therefrom (after first paying to the pursuing party all costs and expenses incurred in pursuing such appeal or reassessment) in proportion to their respective periods of ownership of the Property for such tax year.

              10.1.5 GENERALLY. For purposes of calculating prorations, Buyer shall be deemed to be in title to the Property, and therefore entitled to the income and responsible for the expenses, after 12:01 a.m. (Los Angeles, California time) on the Closing Date. All such prorations shall be made on the basis of the actual number of days of the month which shall have elapsed as of the day of the Closing and based upon the actual number of days in the month and a three hundred sixty-five (365) day year. The provisions of SECTION 10.1 shall survive the Closing for a period of (REDACTED) after the Closing.

         10.2. PRELIMINARY CLOSING STATEMENT. Three (3) days prior to the Closing, Escrow Agent shall deliver to each of the parties for their review and approval a preliminary closing statement (the "PRELIMINARY CLOSING STATEMENT") based on an income and expense statement prepared by Seller, approved by Buyer, and delivered to Escrow Agent prior to said date, setting forth (i) the proration amounts allocable to each of the parties pursuant to this SECTION 10 and (ii) the Closing Costs allocable to each of the parties pursuant to SECTION
8.2 hereof. Based on each of the party's comments, if any, regarding the Preliminary Closing Statement, Escrow Agent shall revise the Preliminary Closing Statement and deliver a final, signed version of a closing statement to each of the parties at the Closing (the "CLOSING STATEMENT").

11.      ESCROW.

         11.1. OPENING OF ESCROW. Promptly following the Execution Date, Buyer and Seller shall each cause a purchase and sale escrow ("ESCROW") to be opened with Escrow Agent by delivery to Escrow Agent of three (3) duplicate partially executed originals of this Agreement executed by Seller and Buyer. Upon receipt of such partially executed originals of this Agreement, Escrow Agent shall form three (3) duplicate original counterparts of this Agreement and telephonically confirm to Buyer and Seller the date upon which Escrow is opened (the "OPENING OF ESCROW"). On or immediately after the Opening of Escrow, Escrow Agent shall
(a) confirm the same by executing and dating the three (3) duplicate original counterparts of this Agreement in the space provided for Escrow Agent, and (b) deliver a fully executed original of this Agreement to each of Seller and Buyer.

         11.2. ESCROW INSTRUCTIONS. This Agreement shall constitute escrow instructions to Escrow Agent as well as the agreement of the parties. Escrow Agent is hereby appointed and designated to act as Escrow Agent and instructed to deliver, pursuant to the terms of this Agreement, the documents and funds to be deposited into Escrow as herein provided. The

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parties hereto shall execute such additional escrow instructions, not inconsistent with this Agreement as determined by counsel for Buyer and Seller, as Escrow Agent shall deem reasonably necessary for its protection, if any (as may be modified by and mutually acceptable to Buyer, Seller and Escrow Agent). In the event of any inconsistency between this Agreement and such additional escrow instructions, the provisions of this Agreement shall govern.

         11.3. ACTIONS BY ESCROW AGENT. Provided that Escrow Agent shall not have received written notice from Buyer or Seller of the failure of any condition to the Closing or of the termination of the Escrow and this Agreement, when Buyer and Seller have deposited into Escrow the documents and funds required by this Agreement, and Title Company is unconditionally and irrevocably committed to issue the Owner's Title Policy concurrently with the Closing, Escrow Agent shall, in the order and manner herein below indicated, take the following actions:

              11.3.1 REGISTRATION. Following Title Company's acknowledgment that it is prepared and irrevocably committed to issue the Owner's Title Policy to Buyer, cause the Deed, the Memorandum, and any other documents which the parties hereto may mutually direct to be deposited for registration in the Official Records and obtain conformed or certified copies thereof for distribution to Buyer and Seller.

              11.3.2 FUNDS. Upon receipt of confirmation of the registration of the Deed and the Memorandum, without adverse intervening entries subsequent to the Execution Date, and such other documents as were registered pursuant to
SECTION 11.3.1 above, disburse all funds deposited with it by Buyer as follows:

                     (a) Pursuant to the Closing Statement (as hereinafter defined), retain for Escrow Agent's own account all escrow fees and costs, disburse to Title Company the fees and expenses incurred in connection with the issuance of the Owner's Title Policy, and disburse to any other persons or entities entitled thereto the amount of any other Closing Costs;

                     (b) Disburse by wire transfer (in accordance with supplemental escrow instructions submitted by Seller) to Seller an amount equal to the Purchase Price, less or plus the net debit or credit to Seller by reason of the prorations and allocation of Closing Costs provided for in SECTIONS 10 and 8.2. Seller's portion (as provided in SECTION 8.2) of the escrow fees, title fees and other Closing Costs shall be paid pursuant to CLAUSE (A) above; and

                    (c) Disburse to Buyer any remaining funds in the possession of Escrow Agent after payments pursuant to CLAUSES (A) and (B) above have been completed.

              11.3.3 OWNER'S TITLE POLICY. Cause Title Company to issue the Owner's Title Policy to Buyer.

              11.3.4 DELIVERY OF DOCUMENTS. Deliver to Buyer and Seller one original of each of all documents deposited into Escrow, other than the Deed, the Memorandum and any other registered documents.

         11.4. CONFLICTING DEMANDS. Upon receipt of a written demand for the Deposit (a "DEPOSIT DEMAND") by Seller or Buyer (the "DEMANDING PARTY"), Escrow Agent shall promptly

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send a copy of such Deposit Demand to the other party (the "NON-DEMANDING
PARTY"). Except in connection with the delivery of a Due Diligence Termination Notice (in which event the Deposit shall be immediately returned to Buyer), Escrow Agent shall hold the Deposit for 5 Business Days from the date of delivery by Escrow Agent of the Deposit Demand to the non-demanding party ("OBJECTION PERIOD") or until Escrow Agent receives a confirming instruction from the non-demanding party. In the event the non-demanding party delivers to Escrow Agent written objection to the release of the Deposit to the demanding party (an "OBJECTION NOTICE") within the Objection Period (which Objection Notice shall set forth the basis under this Agreement for objecting to the release of the Deposit), Escrow Agent shall promptly send a copy of the Objection Notice to the demanding party. In the event of any dispute between the parties regarding the release of the Deposit, Escrow Agent, in its good faith business judgment, may disregard all inconsistent instructions received from either party and may either (a) hold the Deposit until the dispute is mutually resolved and Escrow Agent is advised of such mutual resolution in writing by both Seller and Buyer, or Escrow Agent is otherwise instructed by a final non-appealable judgment of a court of competent jurisdiction, or (b) deposit the Deposit with a court of competent jurisdiction by a motion for declaratory judgment or other appropriate procedure (whereupon Escrow Agent shall be released and relieved of any further liability or obligations hereunder from and after the date of such deposit). In the event Escrow Agent shall in good faith be uncertain as to its duties or obligations hereunder or shall receive conflicting instructions, claims or demands from the parties hereto (expressly excluding however a conflicting demand given by Seller after Buyer has delivered a Due Diligence Termination Notice and demand for the Deposit), Escrow Agent shall promptly notify both parties in writing and thereafter Escrow Agent shall be entitled (but not obligated) to refrain from taking any action other than to keep safely the Deposit until Escrow Agent shall receive a joint instruction from both parties clarifying Escrow Agent's uncertainty or resolving such conflicting instructions, claims or demands, or until a final non-appealable judgment of a court of competent jurisdiction instructs Escrow Agent to act.

         11.5. INTENTIONALLY OMITTED.

         11.6. DESTRUCTION OF DOCUMENTS; SURVIVAL. Escrow Agent is hereby authorized to destroy or otherwise dispose of any and all documents, papers, instructions and other material concerning the Escrow at the expiration of 6 years from the later of (a) the Closing, (b) the final disbursement of any funds maintained in Escrow after the Closing, or (c) the final release of the Deposit following the termination of this Agreement. The provisions of this SECTION 11 shall survive the Closing or earlier termination of this Agreement until Escrow Agent's duties and obligations hereunder are fully and finally discharged.

12.      RISK OF LOSS.

         12.1. EXPROPRIATION. If, prior to the Closing Date, all or any portion of the Property is taken by expropriation (or is the subject of a pending or contemplated expropriation), Seller shall immediately notify Buyer of such fact. In such event, Buyer shall have the option to terminate this Agreement by delivering written notice to Seller not later than 30 days after delivery of such notice from Seller. Upon such termination, Escrow Agent shall immediately return the Deposit to Buyer, the parties shall equally share the Cancellation Charges, and neither party shall have any further rights or obligations hereunder, other than pursuant to any provision hereof which

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                     525 Cartier Boulevard West, Laval, Quebec, Canada - Page 24

expressly survives the termination of this Agreement. If Buyer does not elect to terminate this Agreement, Seller shall not compromise, settle or adjust any award without Buyer's prior written consent (which consent may be withheld in Buyer's sole and absolute discretion). At the Closing, Seller shall assign and turn over to Buyer, and Buyer shall be entitled to receive and keep all awards for such taking or pending or contemplated taking.

         12.2. CASUALTY. Prior to the Closing and notwithstanding the pendency of this Agreement, the entire risk of loss or damage or destruction of the Property shall be borne and assumed by Seller. If, prior to Closing any part of the Property is damaged or destroyed, Seller shall immediately notify Buyer of such fact. In such event, if the amount of such damage or destruction (REDACTED) Dollars in value, Buyer shall have the option to terminate this Agreement by delivering written notice to Seller not later than 30 days after delivery of any such notice from Seller. If Buyer is not entitled to or does not elect to terminate this Agreement, Seller shall assign and turn over, and Buyer shall be entitled to receive and keep, all insurance proceeds payable with respect to such damage or destruction (which shall then be repaired or not at Buyer's sole option and cost), plus Seller shall pay over to Buyer an amount equal to the deductible amount with respect to the insurance or uninsured amount and the parties shall proceed to Closing pursuant to the terms hereof without modification of the terms of this Agreement and without any reduction in the Purchase Price. If Buyer does not elect to terminate this Agreement by reason of any casualty, Buyer shall have the right to participate in any adjustment of the insurance claim and Seller shall not compromise, settle or adjust any such claim without Buyer's prior written consent (which consent may be withheld in Buyer's sole and absolute discretion).

13.      DEFAULT.

         13.1. DEFAULT BY BUYER. IN THE EVENT THAT THE ESCROW AND THIS TRANSACTION FAIL TO CLOSE SOLELY AS A RESULT OF THE DEFAULT OF BUYER IN THE PERFORMANCE OF ITS OBLIGATIONS UNDER THIS AGREEMENT, BUYER AND SELLER AGREE THAT SELLER'S ACTUAL DAMAGES WOULD BE IMPRACTICABLE OR EXTREMELY DIFFICULT TO FIX AND THAT THE AMOUNT OF THE DEPOSIT REPRESENTS THE PARTIES' REASONABLE ESTIMATE OF SUCH DAMAGES. THE PARTIES THEREFORE AGREE THAT IN THE EVENT THAT ESCROW AND THIS TRANSACTION FAIL TO CLOSE SOLELY AS A RESULT OF THE DEFAULT OF BUYER IN THE PERFORMANCE OF ITS OBLIGATIONS HEREUNDER AND SELLER IS READY, WILLING AND ABLE TO PERFORM ITS OBLIGATIONS HEREUNDER, SELLER, AS SELLER'S SOLE AND EXCLUSIVE REMEDY, IS ENTITLED TO LIQUIDATED DAMAGES IN THE AMOUNT OF THE DEPOSIT (EXCLUSIVE OF INTEREST AND DIVIDENDS EARNED THEREON) THEN HELD BY ESCROW AGENT. IN THE EVENT ESCROW FAILS TO CLOSE SOLELY AS A RESULT OF BUYER'S DEFAULT AND SELLER IS READY, WILLING AND ABLE TO PERFORM ITS OBLIGATIONS HEREUNDER, THEN (1) THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF BUYER AND SELLER HEREUNDER AND THE ESCROW CREATED HEREBY SHALL TERMINATE, (2) ESCROW AGENT SHALL, AND IS HEREBY AUTHORIZED AND INSTRUCTED TO, RETURN PROMPTLY TO BUYER AND SELLER ALL DOCUMENTS AND INSTRUMENTS TO THE PARTIES WHO DEPOSITED THE

                                       24


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                     525 Cartier Boulevard West, Laval, Quebec, Canada - Page 25

SAME, (3) ESCROW AGENT SHALL DELIVER THE DEPOSIT (EXCLUSIVE OF INTEREST AND DIVIDENDS EARNED THEREON) THEN HELD BY ESCROW AGENT TO SELLER PURSUANT TO SELLER'S INSTRUCTIONS, AND THE SAME SHALL BE THE FULL, AGREED AND LIQUIDATED DAMAGES, (4) ESCROW AGENT SHALL DELIVER TO BUYER ALL INTEREST AND DIVIDENDS EARNED ON THE DEPOSIT PRIOR TO THE DATE SET FOR THE CLOSING AND SHALL DELIVER TO SELLER ALL INTEREST AND DIVIDENDS EARNED ON THE DEPOSIT AFTER SUCH DATE, AND (5) BUYER SHALL PAY ALL CANCELLATION CHARGES. SELLER AND BUYER ACKNOWLEDGE THAT THEY HAVE READ AND UNDERSTAND THE PROVISIONS OF THIS SECTION 13.1, AND BY THEIR INITIALS IMMEDIATELY BELOW AGREE TO BE BOUND BY ITS TERMS.

_________________                                            ___________________
Seller's Initials                                            Buyer's Initials


         13.2. DEFAULT BY SELLER. In the event of a breach or default by Seller which Seller fails to cure in accordance with the provisions of SECTION 16.19 below, then Buyer shall be entitled to pursue any remedy available to Buyer hereunder, at law or in equity, including, without limitation, the specific performance of this Agreement.

14.      BROKERS.

         Seller and Buyer each hereby represent, warrant to and covenant to each other that it has not dealt with any third party (REDACTED) ("BROKER")) in a manner which would obligate the other to pay any brokerage commission, finder's fee or other compensation due or payable with respect to the transaction contemplated hereby other than a commission to be paid to Broker pursuant to a separate agreement, which shall be paid by Seller only upon the Closing of the purchase and sale contemplated hereby. Seller hereby indemnifies and agrees to protect, defend and hold Buyer harmless from and against any and all claims, losses, damages, costs and expenses (including attorneys' fees, charges and disbursements) incurred by Buyer by reason of any breach or inaccuracy of the representation, warranty and agreement of Seller contained in this SECTION 14. Buyer hereby indemnifies and agrees to protect, defend and hold Seller harmless from and against any and all claims, losses, damages, costs and expenses (including attorneys' fees, charges and disbursements) incurred by Seller by reason of any breach or inaccuracy of the representation, warranty and agreement of Buyer contained in this SECTION 14. The provisions of this SECTION 14 shall survive the Closing or termination of this Agreement for a period of one (1) year.

15.      CONFIDENTIALITY.

         15.1. BUYER. Buyer agrees that until the Closing, except as otherwise provided herein or required by law and except for the exercise by Buyer of any remedy hereunder, Buyer shall (a) keep confidential the pendency of this transaction and the documents and information supplied by Seller to Buyer, (b) disclose such information only to Buyer's agents, employees, contractors, consultants or attorneys, as well as lenders (if any), investment bankers, venture capital groups, investors and title company personnel, with a need to know in connection with Buyer's review and consideration of the Property, provided that Buyer shall inform all persons receiving such

                                       25


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                     525 Cartier Boulevard West, Laval, Quebec, Canada - Page 26

information from Buyer of the confidentiality requirement and (to the extent within Buyer's control) cause such confidence to be maintained, and (c) upon the termination of this Agreement prior to the Closing, return to Seller promptly upon request all copies of documents and materials supplied by Seller. Disclosure of information by Buyer shall not be prohibited if that disclosure is of information that is or becomes a matter of public record or public knowledge as a result of the Closing of this transaction or from sources other than Buyer or its agents, employees, contractors, consultants or attorneys. Except to the extent disclosure is required by law or necessary in connection with the exercise of any remedy with the Agreement or the Lease, following the Closing Buyer shall exercise commercially reasonable efforts to keep confidential the details of this Agreement but shall be entitled to disclose such general details as the existence and consummation of this Agreement, the identity of Buyer and Seller and the Purchase Price. If Buyer desires to issue a press release or public announcement of the sale contemplated by this Agreement, such release or announcement shall be issued jointly, and Seller and Buyer shall cooperate as to the contents thereof.

         15.2. SELLER. Seller agrees that both prior to and after the Closing, except as otherwise provided herein or required by law, and except for the exercise by Seller of any remedy hereunder, Seller shall (a) keep confidential the pendency of this transaction with Buyer, the terms and conditions contained in the Agreement and the identity of Buyer and the relationship between Buyer and the entity to which Buyer may assign this Agreement or which Buyer designates as the party to whom Seller shall convey the Property at the Closing, and (b) disclose such information only to Seller's agents, employees, contractors, consultants or attorneys, as well as title company personnel, with a need to know such information in connection with effecting this transaction, provided that Seller shall inform all such persons receiving such confidential information from Seller of the confidentiality requirement and (to the extent within Seller's control) cause such confidence to be maintained. Disclosure of the pendency of this transaction by Seller shall not be prohibited if that disclosure is of information that is or becomes a matter of public record or public knowledge as a result of the Closing of this transaction or from sources other than Seller or its agents, employees, contractors, consultants or attorneys. Except to the extent disclosure is required by law (including but not limited to Canadian securities law) or necessary in connection with the exercise of any remedy with the Agreement or the Lease, following the Closing Seller shall exercise commercially reasonable efforts to keep confidential the details of this Agreement but shall be entitled to disclose such general details as the existence and consummation of this Agreement and the Purchase Price (but not the identity of Buyer without Buyer's express prior written consent). If Seller desires to issue a press release or public announcement of the sale contemplated by this Agreement, such release or announcement shall be issued jointly, and Seller and Buyer shall cooperate as to the contents thereof.

16.      MISCELLANEOUS PROVISIONS.

         16.1. GOVERNING LAW. This Agreement and the legal relations between the parties hereto shall be governed by and construed and enforced in accordance with the laws of the Province of Quebec and the laws of Canada applicable therein, without regard to its principles of conflicts of law.

         16.2. ENTIRE AGREEMENT. This Agreement, including the exhibits and schedules attached hereto and the Access Agreement, together constitute the entire agreement between

                                       26


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                     525 Cartier Boulevard West, Laval, Quebec, Canada - Page 27

Buyer and Seller pertaining to the subject matter hereof and supersedes all prior agreements, understandings, letters of intent, negotiations and discussions, whether oral or written, of the parties, and there are no warranties, representations or other agreements, express or implied, made to either party by the other party in connection with the subject matter hereof except as specifically set forth herein or in the documents delivered pursuant hereto or in connection herewith. Without limiting the foregoing, upon the execution of this Agreement, that certain Letter of Intent dated as of October 18, 2004, between Buyer and Seller, shall terminate and be of no further force or effect. The Access Agreement is incorporated herein by reference.

         16.3. MODIFICATIONS; WAIVER. No supplement, modification, waiver or termination of this Agreement shall be binding unless executed in writing by the party to be bound thereby. No waiver of any provision of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

         16.4. NOTICES. All notices, consents, requests, reports, demands or other communications hereunder (collectively, "NOTICES") shall be in writing and may be given personally, by reputable overnight delivery service or by facsimile transmission (with in the case of a facsimile transmission, confirmation by reputable overnight delivery service) to each of the parties at the following addresses:

To Buyer:            c/o Alexandria Real Estate Equities, Inc.
                     135 N. Los Robles Ave.
                     Suite 250
                     Pasadena, California 91101
                     Attention: Corporate Secretary
                                RE: 525 CARTIER BOULEVARD WEST, LAVAL,
                                    QUEBEC, CANADA
                     Telephone: (626) 578-0777
                     Facsimile: (626) 578-0770

With A Copy To:      Wilmer Cutler Pickering Hale and Dorr LLP
                     60 State Street
                     Boston, MA 02109
                     Attention:  Katharine E. Bachman, Esq.
                     Telephone:  (617) 526-6216
                     Facsimile:  (617) 526-5000

                                       27


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                     525 Cartier Boulevard West, Laval, Quebec, Canada - Page 28



To Seller:           19204 North Creek Parkway, Suite 100
                     Bothell, Washington 98011
                     Attention:  Mr. Todd Patrick, President and Director
                     Telephone:  (425) 482-2601 ext. 6107
                     Facsimile:  (425) 482-2502

With A Copy To:      Heller Ehrman White & McAuliffe LLP
                     701 Fifth Avenue, Suite 6100
                     Seattle, WA 98104
                     Attention:  John W. Hanley, Jr., Esq.
                     Telephone:  (206) 389-6060
                     Facsimile:  (206) 515-8919

To Escrow Agent:     Chicago Title Insurance Company
                     National Projects Group
                     700 S. Flower Street, Suite #800
                     Los Angeles, CA  90017
                     Attention:  Ms. Maggie Watson, Senior Vice President
                     Telephone:  (213) 488-4337
                     Facsimile:  (213) 488-4380


or to such other address or such other person as the addressee party shall have last designated by written notice to the other party. Notices given by facsimile transmission shall be deemed to be delivered as of the date and time when transmission and receipt of such facsimile is when confirmed, and notices by overnight delivery service shall be deemed to be delivered when deposited with the courier service.

         16.5. EXPENSES. Subject to the allocation of Closing Costs provided in
SECTION 8.2 hereof, whether or not the transactions contemplated by this Agreement shall be consummated, all fees and expenses incurred by any party hereto in connection with this Agreement shall be borne by such party.

         16.6. ASSIGNMENT.

              16.6.1 SELLER'S RIGHT TO ASSIGN. Seller shall not have the right, power, or authority to assign, pledge or mortgage this Agreement or any portion of this Agreement, or to delegate any duties or obligations arising under this Agreement, voluntarily, involuntarily, or by operation of law.

              16.6.2 BUYER'S RIGHT TO ASSIGN. Upon delivery of written notice to Seller and Escrow Agent, Buyer shall have the right, power, and authority to assign this Agreement or to delegate any duties or obligations arising under this Agreement, voluntarily, involuntarily or by operation of law, to any affiliate of Buyer (including a Canadian nominee title holder on behalf of a non-resident trust created by Alexandria Real Estate Equities, L.P. to undertake this transaction). Upon such assignment, Buyer shall be relieved of all obligations under this Agreement and the Escrow. Buyer shall have the right, power, and authority to assign this

                                       28


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                     525 Cartier Boulevard West, Laval, Quebec, Canada - Page 29

Agreement or to delegate any duties or obligations arising under this Agreement, voluntarily, involuntarily or by operation of law, to any person or entity other than an affiliate of Buyer, with Seller's prior written consent (which consent shall not be unreasonably withheld or delayed). Upon such assignment, Buyer shall be relieved of all obligations under this Agreement and the Escrow.

         16.7. SEVERABILITY. Any provision or part of this Agreement which is invalid or unenforceable in any situation in any jurisdiction shall, as to such situation and such jurisdiction, be ineffective only to the extent of such invalidity and shall not affect the enforceability of the remaining provisions hereof or the validity or enforceability of any such provision in any other situation or in any other jurisdiction.

         16.8. SUCCESSORS AND ASSIGNS; THIRD PARTIES. Subject to and without waiver of the provisions of SECTION 16.6 hereof, all of the rights, duties, benefits, liabilities and obligations of the parties shall inure to the benefit of, and be binding upon, their respective successors and assigns. Except as specifically set forth or referred to herein, nothing herein expressed or implied is intended or shall be construed to confer upon or give to any person or entity, other than the parties hereto and their successors or assigns, any rights or remedies under or by reason of this Agreement.

         16.9. COUNTERPARTS. This Agreement may be executed in as many counterparts as may be deemed necessary and convenient, and by the different parties hereto on separate counterparts, each of which, when so executed, shall be deemed an original, but all such counterparts shall constitute one and the same instrument.

         16.10. HEADINGS. The section headings of this Agreement are for convenience of reference only and shall not be deemed to modify, explain, restrict, alter or affect the meaning or interpretation of any provision hereof.

         16.11. TIME OF THE ESSENCE. Time shall be of the essence with respect to all matters contemplated by this Agreement.

         16.12. FURTHER ASSISTANCE. In addition to the actions recited herein and contemplated to be performed, executed, and/or delivered by Seller and Buyer, Seller and Buyer agree to perform, execute and/or deliver or cause to be performed, executed and/or delivered at the Closing or after the Closing any and all such further acts, instruments, deeds and assurances as may be reasonably required to consummate the transactions contemplated hereby.

         16.13. NUMBER AND GENDER. Whenever the singular number is used, and when required by the context, the same includes the plural, and the masculine gender includes the feminine and neuter genders.

         16.14. CONSTRUCTION. This Agreement shall not be construed more strictly against one party hereto than against any other party hereto merely by virtue of the fact that it may have been prepared by counsel for one of the parties.

         16.15. POST-CLOSING ACCESS TO RECORDS. Upon receipt by Seller of Buyer's reasonable written request at anytime and from time to time within a period of 2 years after the Closing,

                                       29


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                     525 Cartier Boulevard West, Laval, Quebec, Canada - Page 30

Seller shall make available to Buyer and its accountants and designees, for inspection and copying during normal business hours and at Buyer's sole cost and expense, (i) all accounting records relating to the Property for the calendar year period ended December 31, 2003, and for the period from January 1, 2004 through the Closing Date, including, without limitation, all general ledgers, cash receipts, canceled checks and other accounting documents or information reasonably requested by Buyer and related to the Property, and (ii) all other records related to the Property, in either case whether in the possession or control of Seller or Seller's asset manager or other agent.

         16.16. EXHIBITS. All exhibits attached hereto are hereby incorporated by reference as though set out in full herein.

         16.17. ATTORNEYS' FEES. If any action is brought by either party against the other party, relating to or arising out of this Agreement, the transaction described herein or the enforcement hereof, the prevailing party shall be entitled to recover from the other party reasonable attorneys' fees, costs and expenses incurred in connection with the prosecution or defense of such action (including the reasonable value of time devoted by a party's house counsel to such action). For purposes of this Agreement, the term "attorneys' fees" or "attorneys' fees and costs" shall mean the reasonable fees and expenses of counsel to the parties hereto, which may include printing, photostating, duplicating and other expenses, air freight charges, and fees billed for law clerks, paralegals and other persons not admitted to the bar but performing services under the supervision of an attorney, and the costs and fees incurred in connection with the enforcement or collection of any judgment obtained in any such proceeding. The provisions of this Section shall survive the entry of any judgment, and shall not merge, or be deemed to have merged, into any judgment.

         16.18. BUSINESS DAYS. As used herein, the term "BUSINESS DAY" shall mean a day that is not a Saturday, Sunday or legal holiday in the United States of America or Canada. In the event that the date for the performance of any covenant or obligation under this Agreement shall fall on a Saturday, Sunday or legal holiday under the laws of the United States of America or Canada, the date for performance thereof shall be extended to the next Business Day.

         16.19. LIMITATIONS ON TERMINATION/REMEDIES. Except as provided in
Section 10 hereof, after the Due Diligence Termination Date, in the event of the occurrence of an event or the discovery of a factual matter which constitutes the basis for a failure of any of Buyer's Conditions or Seller's Conditions or a breach by Buyer or Seller hereunder, neither Buyer nor Seller shall have any right to exercise any right to terminate this Agreement unless and until the party seeking to assert such termination shall first notify the other party in writing of the same and shall specify with reasonable particularity in such notice the underlying event or factual matter at issue giving rise thereto and the recipient party shall fail within five (5) Business Days after receipt of such notice to take such actions as are necessary to effect a "cure" thereof to the reasonable satisfaction of the other party. Notwithstanding any other provision of this Agreement to the contrary, the Closing Date may be delayed for five (5) Business Days to the extent necessary to effect such cure.

         16.20. CURRENCY. Unless otherwise expressly stated in this Agreement, all references to money shall refer to Canadian funds.

                                       30


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                     525 Cartier Boulevard West, Laval, Quebec, Canada - Page 31


         16.21. AGREEMENT IN ENGLISH. The parties declare that they have requested and do hereby confirm their request that the present Agreement be in English, LES PARTIES AUX PRESENTES DECLARENT QU'ELLES ONT SPECIFIQUEMENT DEMANDE QUE LE PRESENT CONTRAT SOIT REDIGE ET SIGNE EN ANGLAIS ET PAR LES PRESENTES CONFIRMENT LEUR DITE DEMANDE.



                                       31


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                     525 Cartier Boulevard West, Laval, Quebec, Canada - Page 32



         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

BUYER:                         ARE-MA REGION NO. 15, LLC

                               By: ALEXANDRIA REAL ESTATE EQUITIES, L.P., a
                                   limited partnership

                               By: ARE-QRS Corp., as its general partner


                                      By: ___________________________
                                          Name:  Jennifer Pappas
                                          Title: Assistant Secretary


SELLER: ID Biomedical Corporation, a corporation organized under the Business Corporations Act of British Columbia

                              By: ______________________________________________
                              Name:_____________________________________________
                              Its:______________________________________________


ESCROW AGENT:

The undersigned Escrow Agent accepts the foregoing Agreement of Purchase and Sale and Joint Escrow Instructions and agrees to act as Escrow Agent under this Agreement in strict accordance with its terms.

CHICAGO TITLE INSURANCE COMPANY

By: _____________________________
Name: ___________________________
Its: ____________________________


                                       32


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                               525 Cartier Boulevard West, Laval, Quebec, Canada

                                    EXHIBIT A

                                LEGAL DESCRIPTION

         An emplacement known and described as being lot number ONE MILLION ONE HUNDRED SIXTY-NINE THOUSAND TWO HUNDRED AND THIRTY-FIVE (1 169 235) of the Cadastre du Quebec, Registration Division of Laval.


         With the building thereon erected bearing civic address 525 Cartier Boulevard West, City of Laval, Province of Quebec;

         Subject to the following servitudes, namely:

                  o a servitude for non-access from the emplacement onto Autoroute 15, registered at the said Registration Division under number 83; and


                  o a servitude of passage in favor of the City of Laval, registered at the said Registration Division under number 809 881.


         With and subject to all servitudes, continuous or discontinuous, apparent or non-apparent attached thereto without exception or reserve of any kind.

                               525 Cartier Boulevard West, Laval, Quebec, Canada


                                    EXHIBIT B

                              INTENTIONALLY OMITTED

                               525 Cartier Boulevard West, Laval, Quebec, Canada


                                    EXHIBIT C

                              INTENTIONALLY OMITTED

                               525 Cartier Boulevard West, Laval, Quebec, Canada


                                    EXHIBIT D

                        BUILDING PLANS AND SPECIFICATIONS


Site Plan dated August 2003, no: A-101
Plan d'arpentage du terrain existant, Sept. 2003, no. A-102
Plan du sous-sol (basement), August 2003, no. A-201
Plan du rez-de chaussee (ground floor), August 2003, no. A-202
Plan du 2e etage (second floor), August 2003, no. A-203
Plan de l'appentis mecanique (mechanic?), August 2003, no. A-204
Plan du toit (roof), August 2003, no. A-205
Details de toiture (roofing details), August 2003, no. A-457
CVAC- toiture appentis, vue de plan (HVAC?), undated, no. M-0203
Plomberie, vue de plan, niveau O (plumbing), October 10, 2003, no. M-0310 Plomberie, vue de paln, niveau 1, October 27, 2003, no. M-0311
Plomberie et distribution de vapeur, niveau 2, vue de paln, undated, no. M-0312 Plomberie, niveau 3, vue de plan, undated, no. M-0313 Drainage pluvial, toitures niveau 3 et appentis, vue de plan, undated, no. M-0314 Drainage, niveaux 0 & 1, dated November 19, 2003, no. M-0409 Drainage, niveaux 2 & 3, dated November 19, 2003, no. M-0410 Diagrame du systeme de drainage et d'event des laboratoires, dated November 19, 2003, no. M-0500 Diagrame de plomberie drainage sanitaire et events, niveau 0, dated September 18, 2003, no. M-0611
Diagrame de plomberie drainage sanitaire et pluvial, events, niveaux 1, 2, 3 et toiture, dated September 18, 2003, no. M-0612

Civil, plan d'infrastructure souterraine, dated December 12, 2003, no. C-0103 Civil, plan d'infrastructure, services souterrains, dated February 13, 2004, no. C-0106
Diagrame CVAC, laboratoires, niveau 1, dated August 12, 2003, no. M-0603 Environnement, effluents liquides, undated, no. M-0701
Environnement, effluents gazeux, undated, no. M-0702

                               525 Cartier Boulevard West, Laval, Quebec, Canada


                                    EXHIBIT E

                                      DEED

DEED OF SALE executed as of December o, 2004, by and between

A.R.E QUEBEC NO. 1, INC., a company incorporated under the COMPANIES ACT (Quebec), having its head office at 1501 McGill College Avenue, Suite 2600, Montreal, Quebec, H3A 3N9 herein acting and represented by o, its o, duly authorized for the purposes hereof by virtue of a resolution adopted by its Board of Directors on December o, 2004, (hereinafter called "BUYER");

AND:

ID BIOMEDICAL CORPORATION, a corporation incorporated under the CORPORATIONS ACT (British Columbia) having its head office at 1630-200 Burrard Street, Vancouver, British Columbia, V6C 3L6, herein acting and represented by o, its o, duly authorized for the purposes hereof by virtue of a resolution adopted by its Board of Directors on December o, 2004, (hereinafter called "SELLER");

WHEREAS by Purchase and Sale Agreement and Joint Escrow Instructions (the "PSA") dated December |X|, 2004 by and between ARE-MA REGION NO. 15, LLC ("ARE") and Seller, Seller agreed to sell and ARE agreed to purchase the Property hereinafter described;

WHEREAS ARE has assigned its right, title and interest in and to the PSA to Buyer and Buyer and Seller wish to execute this Deed for the purpose of effecting the sale of the Property to Buyer by Seller pursuant to the PSA;

NOW THEREFORE this Deed does witness as follows:

17.      PREAMBLE AND DEFINTIONS

                  The preamble hereto forms a part hereof as if herein recited at length. Terms defined in the PSA and not otherwise defined in this Deed have the meanings herein ascribed thereto in the PSA.

18.      SALE

The Seller hereby sells to the Buyer, hereto present and accepting, the following (collectively, the "PROPERTY") :

         18.1. that certain immovable property consisting of a 13935,3 square meters parcel of land commonly known as and located at 525 Cartier Boulevard West, Laval, Quebec, Canada, as legally described on Section 19 below, together with all of Seller's rights, title and interest in and to all rights and privileges appurtenant thereto or used in connection therewith, and all of Seller's right, title and interest in and to any servitudes or other rights appurtenant, adjacent or connected thereto or used in connection therewith (collectively, the "LAND");

                               525 Cartier Boulevard West, Laval, Quebec, Canada


         18.2. all buildings, improvements, and structures now or hereafter included or located on or in the Land (collectively, the "IMPROVEMENTS") including, without limitation, an approximately 68,000 square foot building (the "BUILDING") constructed in accordance with the plans and specifications referred to in the PSA; and

         18.3. all apparatus, equipment, appliances, and fixtures located on or in the Land or the Improvements that are immovable property fixtures, built-in machinery or equipment, built-in casework and cabinets, or other items of personal property made an integral part of or permanently physically attached to the Improvements, such as fume hoods, built-in cold rooms, built-in warm rooms, walk-in cold rooms, walk-in warm rooms, deionized water systems, glass washing equipment, cage washers, autoclaves, chillers, fermentors, built-in HVAC, plumbing, electrical and mechanical systems, and other tangible personal property built into or permanently physically attached to the Improvements and used in connection with operation of the Improvements as a research and development facility.

19.      LEGAL DESCRIPTION

        An emplacement described as LOT ONE MILLION ONE HUNDRED SIXTY-NINE THOUSAND TWO HUNDRED AND THIRTY-FIVE (1 169 235) of the Cadastre of Quebec, registration division of Laval, as the same presently exists, with all its rights, members and appurtenances, without exception or reserve.

20.      TITLE

                  The Seller declares that it acquired the Property under the terms of a deed of sale under private signature registered at the registry office of the said registration division (REDACTED).

21.      POSSESSION

                  By virtue of these presents, the Buyer shall be the absolute owner of the Property as of and from the date of this Deed and shall have immediate possession of the Property as of this day.

22.      PURCHASE PRICE

The present sale is made for and in consideration of the sum of (REDACTED), which amount has been paid by the Buyer to the Seller prior to or contemporaneously with the execution of this Deed, whereof quit.

23.      CONDITIONS

         23.1. In consideration of the present sale, the Buyer obliges itself to pay the cost of this Deed, of its registration and of the required copies.

         23.2. The Seller and the Buyer acknowledge that this sale is made pursuant to and to give effect to the PSA, which survives the execution of this Deed in the manner and to the extent expressly set out therein.

                               525 Cartier Boulevard West, Laval, Quebec, Canada


         23.3. Each of the Buyer and the Seller reiterates the representations and warranties made by it in the PSA, and declares that all of such representations and warranties are true and correct at the date hereof as though made on the date hereof, provided that the foregoing is subject to the limitation as to the survival of such representations and warranties set forth in the PSA.

24.      ADJUSTMENTS

The Seller and the Buyer declare that they have made all adjustments relating to the present sale to their complete and entire satisfaction.

25.      LANGUAGE

                  The Parties hereto declare that they have specifically requested, and do hereby confirm their request, that the present contract be drafted and executed in the English language, LES PARTIES AUX PRESENTES DECLARENT QU'ELLES ONT SPECIFIQUEMENT DEMANDE QUE LE PRESENT CONTRAT SOIT REDIGE ET SIGNE EN ANGLAIS ET PAR LES PRESENTES CONFIRMENT LEUR DITE DEMANDE.

26. DECLARATION PURSUANT TO ARTICLE 9 OF AN ACT RESPECTING DUTIES ON TRANSFERS OF IMMOVABLES (THE "ACT")

         The parties to this Deed declare as follows:

         26.1. The Seller is ID BIOMEDICAL CORPORATION.

         26.2. The Buyer is A.R.E QUEBEC No.1, INC.

         26.3. The Seller's head office is at 1630-200 Burrard Street, Vancouver, British Columbia, V6C 3L6.

         26.4. The Buyer's head office is at 1501 McGill College Avenue, Suite 2600, Montreal, Quebec, H3A 3N9.

         26.5. The Property is situated in the City of Laval.

         26.6. The value of the consideration for the transfer of the immovable according to the Seller and the Buyer is the sum of (REDACTED).

         26.7. The amount constituting the basis of imposition of the transfer duties according to the Seller and the Buyer is the sum of (REDACTED).

         26.8. The amount of transfer duties is the sum of (REDACTED);

         26.9. The transfer is not a transfer of both a corporeal property and movables referred to in sub-section 1.0.1 of the Act or in the event that it does the consideration stated above includes the consideration for all such property and the amount of the transfer duties stated above includes the transfer duties related thereto.

                               525 Cartier Boulevard West, Laval, Quebec, Canada

IN WITNESS WHEREOF, the parties have executed this Agreement as follows:

A.R.E QUEBEC NO. 1, INC.





Per:________________________________________
         Name:
         Title:




Per:________________________________________
         Name:
         Title:


                           CERTIFICATE OF VERIFICATION

I, THE UNDERSIGNED, _______________________, ADVOCATE, PRACTISING MY PROFESSION AT 1501 MCGILL COLLEGE AVENUE, MONTREAL, QUEBEC, H3A 3N9, CERTIFY THAT:

1. I have verified the identity, the quality and the capacity of the Buyer herein;

2. The present Deed of Sale represents the will expressed by the Buyer; and

3. The present Deed of Sale is valid as to its form.

CERTIFIED AT MONTREAL, QUEBEC
THIS _________ DAY OF DECEMBER, 2004


______________________________________

ID BIOMEDICAL CORPORATION



Per: _________________________________
         Name:
         Title:

                               525 Cartier Boulevard West, Laval, Quebec, Canada


Per:________________________________________
         Name:
         Title:


                           CERTIFICATE OF VERIFICATION

I, THE UNDERSIGNED, _______________________, ADVOCATE, PRACTISING MY PROFESSION AT 1501 MCGILL COLLEGE AVENUE, MONTREAL, QUEBEC, H3A 3N9, CERTIFY THAT:

1. I have verified the identity, the quality and the capacity of the Buyer herein;

2. The present Deed of Sale represents the will expressed by the Buyer; and

3. The present Deed of Sale is valid as to its form.

CERTIFIED AT MONTREAL, QUEBEC
THIS _________ DAY OF DECEMBER, 2004



______________________________________

                               525 Cartier Boulevard West, Laval, Quebec, Canada


                                    EXHIBIT F

                      CERTIFICATE OF SUBSTANTIAL COMPLETION

         This CERTIFICATE OF SUBSTANTIAL COMPLETION is made as of the ____ day of ___________, 2005 in connection with that certain Purchase and Sale Agreement and Joint Escrow Instructions ("AGREEMENT") dated December ___, 2004 , by and among ARE-MA REGION NO. 15, LLC, a Delaware limited liability company, and ID BIOMEDICAL CORPORATION, a corporation organized under the Business Corporations Act of British Columbia ("SELLER") for the conveyance of premises at 525 Cartier Boulevard West, Laval, Quebec, which Agreement has been assigned to A.R.E. Quebec No. 1, Inc., a Quebec corporation ("BUYER"). Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to them in the Agreement.

         The undersigned hereby certifies that the Building Plans and Specifications listed in SCHEDULE 1 attached hereto are in compliance with all federal, provincial and local laws, ordinances, regulations and standards applicable thereto. The undersigned further certifies that (a) the Improvements (except for the Reserved Spaces) have been substantially completed in accordance with the Building Plans and Specifications, except for minor deficiencies identified by the undersigned and agreed upon by Seller and the general contractor, (b) there has been a "provisional acceptance" of the Improvements by the undersigned, the general contractor, and the Seller, and (c) the Improvements may be occupied and used for their intended purposes.

         The undersigned certifies to Seller and Buyer that Seller and Buyer and their respective successors and assigns may rely upon this Certificate of Substantial Completion.

         Executed as of the date first written above.

                                 ENGINEER:

                                 By: ___________________________________________

                                 Name: _________________________________________

                                 License: ______________________________________

                               525 Cartier Boulevard West, Laval, Quebec, Canada


               SCHEDULE 1 TO CERTIFICATE OF SUBSTANTIAL COMPLETION

                    LIST OF BUILDING PLANS AND SPECIFICATIONS

                               525 Cartier Boulevard West, Laval, Quebec, Canada


                                   EXHIBIT F-1

                         CERTIFICATE OF FINAL COMPLETION

         This CERTIFICATE OF FINAL COMPLETION is made as of the ____ day of ___________, 2005 in connection with that certain Purchase and Sale Agreement and Joint Escrow Instructions ("AGREEMENT") dated December ___, 2004 , by and among ARE-MA REGION NO. 15, LLC, a Delaware limited liability company, and ID BIOMEDICAL CORPORATION, a corporation organized under the Business Corporations Act of British Columbia ("SELLER") for the conveyance of premises at 525 Cartier Boulevard West, Laval, Quebec, which Agreement has been assigned to A.R.E. Quebec No. 1, Inc., a Quebec corporation ("BUYER"). Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to them in the Agreement.

         The undersigned certifies that (a) the Improvements (except for the Reserved Spaces) have been completed in accordance with the Building Plans and Specifications listed in SCHEDULE 1 attached hereto, except for minor deficiencies identified by the undersigned and agreed upon by Seller and the general contractor, (b) there has been a "final acceptance" of the Improvements by the undersigned, the general contractor, and the Seller, (c) the Improvements may be occupied and used for their intended purposes, and (d) all certificates of occupancy and other governmental authorizations and approvals, if any, required to confirm final completion of the Improvements in accordance with the Plans and Specifications have been unconditionally issued by the appropriate parties.

         The undersigned certifies to Seller and Buyer that Seller and Buyer and their respective successors and assigns may rely upon this Certificate of Final Completion.

         Executed as of the date first written above.

                                 ENGINEER:

                                 By: ___________________________________________

                                 Name: _________________________________________

                                 License: ______________________________________

                               525 Cartier Boulevard West, Laval, Quebec, Canada


                  SCHEDULE 1 TO CERTIFICATE OF FINAL COMPLETION

                    LIST OF BUILDING PLANS AND SPECIFICATIONS

                               525 Cartier Boulevard West, Laval, Quebec, Canada


                                    EXHIBIT G

                                SERVICE CONTRACTS

1. GSF Impeka Inc. - Janitorial Service Contract ($ 130 K per year) - 1 year term - 30 days cancellation clause from Dec. 1st, 2004.
2. Preventive Maintenance Agreement with HVAC Inc. (monthly inspection) 6.5 K per year from Dec. 1st, 2004 to November 30th, 2005 - 30 days cancellation clause.
3. Coffee and vending machine Agreements with Van Houtte - 1 year Agreement - 90 days cancellation clause.
4. Snow Removal Agreement with Equipe Sig-Nature Deneigement for 10 K per year.
5. Gaz Metro - Natural Gas Supply Agreement - 60 month contract - dated June 25, 2004.
6. Bulk Supply Agreement for nitrogen with Praxair Canada Inc. dated October 12, 2004 for a 5 year term.

                               525 Cartier Boulevard West, Laval, Quebec, Canada


                                    EXHIBIT H

                                    APPROVALS

1. Certificate of occupation issued by the City of Laval on November 30, 04.
2. Construction permit issued by the City of Laval on August 26, 03.
3. Quebec department of Natural Resources, Fauna and Parks permit for use of petroleum equipment, permit no: 6032220-1 issued November 15, 04.

                               525 Cartier Boulevard West, Laval, Quebec, Canada


                                    EXHIBIT I

                                  FORM OF LEASE

                              525 CARTIER BOULEVARD WEST, LAVAL, QUEBEC - PAGE 1

                                                                     FINAL 12.23
                                 LEASE AGREEMENT

     THIS LEASE AGREEMENT is made as of this _____ day of January, 2005, between A.R.E. QUEBEC NO. 1, INC., a company incorporated under the Companies Act (Quebec) ("Landlord"), and ID BIOMEDICAL CORPORATION OF QUEBEC, a company incorporated under the Companies Act (Quebec) ("Tenant").

                             BASIC LEASE PROVISIONS


ADDRESS:  525 Cartier Boulevard West, Laval, Quebec


PREMISES: The entirety of the Project.


PROJECT:  The Project includes the following property:


          (i) that certain real and immoveable property consisting of a 13935,3 square meters parcel of land commonly known as and located at 525 Cartier Boulevard West, Laval, Quebec, Canada, as legally described on EXHIBIT A attached hereto, together with all of Landlord's rights, title and interest in and to all rights, privileges and servitudes appurtenant thereto or used in connection therewith, and all of Landlord's right, title and interest in and to any servitudes or other rights appurtenant, adjacent or connected thereto or used in connection therewith (collectively, the "Land");

          (ii) all buildings, improvements, and structures now or hereafter included or located on or in the Land (collectively, the "Improvements") including, without limitation, an approximately 68,000 square foot building (the "Building") thereon;

          (iii)all apparatus, equipment, appliances, and fixtures now located on or in the Land or the Improvements that are immoveable property fixtures, built-in machinery or equipment, built-in casework and cabinets, or other items of personal property made an integral part of or physically attached to the Improvements, such as fume hoods, built-in cold rooms, built-in warm rooms, walk-in cold rooms, walk-in warm rooms, deionized water systems, glass washing equipment, cage washers, autoclaves, chillers, fermentors, built-in HVAC, plumbing, electrical and mechanical systems, and other tangible personal property built into or physically attached to the Improvements and used in connection with operation of the Improvements as a research and development facility (collectively, the "Personal Property"); and

          (iv) all intangible property (collectively, the "Intangible Property") now or hereafter owned by Landlord and used solely in connection with the Land, the Improvements or the Personal Property, including, without limitation, building-specific trademarks and trade names, transferable licenses, architectural, site, landscaping or other permits, applications, approvals, authorizations and other entitlements, and transferable guarantees and warranties covering the Land and/or Improvements, but only to the extent that these rights are used specifically for the use of the Land, the Improvements or the Personal Property (specifically excluding all

                              525 CARTIER BOULEVARD WEST, LAVAL, QUEBEC - PAGE 2

               intellectual property rights of Tenant not used solely with respect to the Land, the Improvements, or the Personal Property), all contract rights (including rights under service contracts related solely to the Land, Improvements or Personal Property), books, records, reports, test results, environmental assessments, as-built plans, specifications and other similar documents and materials relating to the use or operation, maintenance or repair of the Property and the operation of research and development facility thereon, or the construction or fabrication thereof, and all transferable utility contracts, in each case only to the extent used in connection with the Land, Improvements or Personal Property.



BASE RENT: (REDACTED) (Canadian Dollars) per year (REDACTED) (Canadian Dollars) per month), subject to annual increase pursuant to Section 4 hereof.


SECURITY DEPOSIT: (REDACTED), subject to increase pursuant to Section 12 hereof.


COMMENCEMENT DATE:  [TO BE DETERMINED]

TERM: A term of approximately fifteen (15) years, beginning on the Commencement Date and ending on January 31, 2020.

PERMITTED USE: A full functioning research laboratory facility, related office and other related uses consistent with the character of the Project and otherwise in compliance with the provisions of SECTION 7 hereof.

GUARANTOR: ID Biomedical Corporation, a corporation organized under the Business Corporations Act of British Columbia


Address for Rent Payment:                                    Landlord's Notice Address:
135 N. Los Robles Avenue, Suite 250                          135 N. Los Robles Avenue, Suite 250
Pasadena, CA 91101                                           Pasadena, CA 91101
Attention: Accounts Receivable                               Attention: Corporate Secretary



TENANT'S NOTICE ADDRESS:
C/o ID Biomedical Corporation
19204 North Creek Parkway, Suite 100
Bothell, Washington 98011
Attention:  Mr. Todd Patrick, President
The following Exhibits and Addenda are attached hereto and incorporated herein by this reference:

EXHIBIT A - DESCRIPTION OF PROJECT

EXHIBIT B -PERSONAL PROPERTY AND EQUIPMENT

EXHIBIT C-LANDLORD'S CONSENT AND WAIVER

EXHIBIT D-FORM OF LETTER OF CREDIT

                              525 CARTIER BOULEVARD WEST, LAVAL, QUEBEC - PAGE 3

     1. LEASE OF PREMISES. Upon and subject to all of the terms and conditions hereof, Landlord hereby leases the Premises to Tenant and Tenant hereby leases the Premises from Landlord.

     2. DELIVERY; ACCEPTANCE OF PREMISES; COMMENCEMENT DATE. Tenant has been in occupancy and possession of the Premises prior to the date hereof. Tenant acknowledges receipt and delivery of possession of the Premises and that Tenant has examined title to, and the condition of, the Premises prior to the execution and delivery of this Lease and has found the same to be in good order and repair and satisfactory for all purposes hereunder. Tenant is renting the Premises "as is" in its present condition. LANDLORD MAKES NO WARRANTY OR REPRESENTATION, LEGAL OR CONTRACTUAL, EXPRESS OR IMPLIED, WITH RESPECT TO THE PREMISES OR ANY PART THEREOF, EITHER AS TO ITS FITNESS FOR USE, DESIGN OR CONDITION FOR ANY PARTICULAR USE OR PURPOSE OR OTHERWISE, AS TO COMPLIANCE WITH LEGAL REQUIREMENTS, AS TO QUALITY OF THE MATERIAL OR WORKMANSHIP THEREIN, LATENT OR PATENT, OR AS TO LANDLORD'S TITLE THERETO OR OTHERWISE, IT BEING AGREED THAT ALL SUCH RISKS ARE TO BE BORNE BY TENANT. TENANT ACKNOWLEDGES THAT THE PREMISES (INCLUDING, WITHOUT LIMITATION, THE ENVIRONMENTAL CONDITION THEREOF) HAVE BEEN INSPECTED BY TENANT AND ARE SATISFACTORY TO IT. TENANT SHALL ACCEPT THE PREMISES IN THEIR CONDITION AS OF THE COMMENCEMENT DATE, SUBJECT TO ALL APPLICABLE LEGAL REQUIREMENTS (AS DEFINED IN SECTION 7 HEREOF); (II) LANDLORD SHALL HAVE NO OBLIGATION FOR ANY DEFECTS IN THE PREMISES; AND (III) TENANT'S TAKING POSSESSION OF THE PREMISES SHALL BE CONCLUSIVE EVIDENCE THAT TENANT ACCEPTS THE PREMISES AND THAT THE PREMISES WERE IN GOOD CONDITION AT THE TIME POSSESSION WAS TAKEN. Notwithstanding the sale of the Premises to Landlord concurrently with the execution of this Lease, all warranties and guaranties relating to the development of the Premises shall remain with Tenant during the Term, except upon the occurrence of a Default hereunder, or upon the expiration or earlier termination of this Lease, whereupon any remaining warranties and guaranties will be deemed automatically transferred to Landlord. Tenant hereby agrees to execute all documentation required in connection with such transfer, and appoints Landlord its attorney-in-fact to execute any such documentation as to which Tenant fails to provide its signature within 10 days of request therefor.

     3. RENT.

     (a) BASE RENT. The first month's Base Rent and the Security Deposit shall be due and payable on the day immediately prior to the Commencement Date. Tenant shall pay to Landlord in advance, monthly installments of Base Rent on or before the first day of each calendar month during the Term hereof in lawful money of Canada, at the office of Landlord for payment of Rent set forth above, or to such other person or at such other place as Landlord may from time to time designate in writing. Payments of Base Rent for any fractional calendar month shall be prorated. The obligation of Tenant to pay Base Rent and other sums to Landlord and the obligations of Landlord under this Lease are independent obligations. Tenant shall have no right at any time to abate, reduce, or set-off any Rent (as defined below) due hereunder except for any abatement as may be expressly provided in this Lease.

     (b) ADDITIONAL RENT. In addition to Base Rent, Tenant agrees to pay to Landlord as additional rent ("Additional Rent") any and all amounts Tenant assumes or agrees to pay under the provisions of this Lease, including, without limitation, any and all sums that may become due

                              525 CARTIER BOULEVARD WEST, LAVAL, QUEBEC - PAGE 4

by reason of any default of Tenant or failure to comply with the agreements, terms, covenants and conditions of this Lease to be performed by Tenant, after any applicable notice and cure period. Base Rent, Additional Rent and all other amounts payable by Tenant to Landlord hereunder are collectively referred to herein as "Rent."

     (c) NET LEASE. This Lease is an absolutely "net lease" and Tenant shall pay all Base Rent and Additional Rent without notice, demand, counterclaim, set-off, deduction, or defense, and without abatement, suspension, deferment, diminution or reduction, free from any charges, assessments, impositions, expenses or deductions of any and every kind or nature whatsoever (except as expressly set forth in Section 18(e) of this Lease). All costs, expenses and obligations of every kind and nature whatsoever relating to the Premises and the appurtenances thereto and the use and occupancy thereof by Tenant or anyone claiming by, through or under Tenant as lessee hereunder which may arise or become due during or with respect to the Term shall be paid by Tenant. Tenant assumes the sole responsibility for the condition, use, operation, maintenance and management of the Premises and Landlord shall have no responsibility in respect thereof and shall have no liability for damage to the property of Tenant or any sublessee of Tenant or anyone claiming by, through or under Tenant for any reason whatsoever, unless such damage is caused by the negligence of Landlord or Landlord's agents, contractors, invitees or employees, provided, that such negligence shall not entitle Tenant to abate, suspend, defer, diminish or reduce the payment of Base Rent and Additional Rent.

     (d) TAX UPON RENT. Tenant will pay all goods and services taxes, sales taxes, value added taxes and any other existing or future tax of a similar nature whether or not now within the contemplation of the parties, which may be imposed by any governmental authority (including without limitation the taxes commonly known as the goods and services tax [GST] and Quebec sales tax [QST]), which may be imposed with respect to any Rent or other amounts payable by Tenant pursuant to this Lease, or in respect of goods and services furnished or provided by Landlord to Tenant, or in respect of the rental of space under this Lease, however such taxes are characterized. The amount of such taxes shall be calculated in accordance with the applicable legislation and will be paid to Landlord contemporaneously with the payment of the amounts in respect of which such taxes are payable, or if imposed in respect of items other than amounts payable hereunder in accordance with the applicable legislation and in any event at least 10 days prior to the date upon which Landlord is required to remit such taxes to the taxing authority. Taxes payable by Tenant pursuant to this paragraph shall be deemed not to constitute rent for purposes of calculation of the taxes herein contemplated


     4. BASE RENT ADJUSTMENTS. Base Rent shall be increased on each annual anniversary of the first day of the first full month during the Term of this Lease (each an "ADJUSTMENT DATE") by multiplying the Base Rent payable immediately before such Adjustment Date by (REDACTED) and adding the resulting amount to the Base Rent payable immediately before such Adjustment Date. Base Rent, as so adjusted, shall thereafter be due as provided herein. Base Rent adjustments for any fractional calendar month shall be prorated.

     5. ADDITIONAL RENT PAYMENTS. Tenant shall pay as additional rent ("Additional Rent") an administrative fee for management services in the (REDACTED) per annum, which shall be payable in equal monthly installments together with payments of Base Rent.

     6. SECURITY DEPOSIT. Guarantor shall deposit with Landlord, upon delivery of an executed copy of this Lease to Landlord, a security deposit (the "SECURITY DEPOSIT") for the performance of all of Tenant's obligations hereunder in the amount set forth in the Basic Lease

                              525 CARTIER BOULEVARD WEST, LAVAL, QUEBEC - PAGE 5

Provisions, which Security Deposit shall be in the form of an unconditional and irrevocable letter of credit (the "LETTER OF CREDIT"): (i) in form and substance reasonably satisfactory to Landlord, (ii) naming Landlord as beneficiary, (iii) expressly allowing Landlord to draw upon it in whole or in part at any time from time to time by delivering to the issuer notice that Landlord is entitled to draw thereunder, (iv) issued by (REDACTED), or, if not (REDACTED), an FDIC-insured United States financial institution or a Canadian financial institution satisfactory to Landlord, and (v) redeemable by presentation (either in person or by overnight courier service) of a sight draft in a location in the United States approved by Landlord (Landlord hereby approving the Houston branch of (REDACTED) for such presentation). The Letter of Credit shall be provided by Guarantor and shall not be provided by Tenant. The Letter of Credit shall have an initial term of not less than one year and shall provide that it shall be deemed automatically renewed, without amendment, for consecutive periods of one year each year thereafter until 90 days following the expiration of the Term (as the same may be extended as provided herein) unless the issuing bank sends a notice to Landlord not less than 30 days next preceding the then expiration date of the Letter of Credit stating that the issuing bank has elected not to renew the Letter of Credit. If Landlord receives a notice of non-renewal from the issuing bank, Guarantor shall provide Landlord with a substitute Letter of Credit complying with all of the requirements hereof at least 20 days before the stated expiration date of any then current Letter of Credit. If Guarantor fails to provide a substitute Letter of Credit on or before such date, Landlord shall have the right to draw the full amount of the current Letter of Credit and hold the funds drawn in cash without obligation for interest thereon as the Security Deposit. A letter of credit in the form attached hereto as EXHIBIT D shall be deemed to meet the requirements of this Section 6. The Security Deposit shall be held by Landlord as security for the performance of Tenant's obligations under this Lease. The Security Deposit is not an advance rental deposit or a measure of Landlord's damages in case of Tenant's default. Upon each occurrence of a Default (as defined in SECTION 19), Landlord may use all or any part of the Security Deposit to pay delinquent payments due under this Lease, and the cost of any damage, injury, expense or liability caused by such Default, without prejudice to any other remedy provided herein or provided by law. Upon any such use of all or any portion of the Security Deposit, Guarantor shall provide an additional or substitute Letter of Credit that will restore the Security Deposit to the amount set forth in the Basic Lease Provisions. Tenant and Guarantor hereby waive the provisions of any law, now or hereafter in force, which provide that Landlord may claim from a security deposit only those sums reasonably necessary to remedy defaults in the payment of Rent, to repair damage caused by Tenant or to clean the Premises, it being agreed that Landlord may, in addition, claim those sums reasonably necessary to compensate Landlord for any other loss or damage, foreseeable or unforeseeable, caused by the act or omission of Tenant or any officer, employee, agent or invitee of Tenant. Upon bankruptcy or other debtor-creditor proceedings against Tenant or Guarantor, the Security Deposit shall be deemed to be applied first to the payment of Rent and other charges due Landlord for periods prior to the filing of such proceedings. Upon any such use of all or any portion of the Security Deposit, Guarantor shall, within 5 business days after demand from Landlord, restore the Security Deposit to its original amount (which restoration may be accomplished by Guarantor providing a Letter of Credit in the amount of the portion of the Security Deposit so used). The Security Deposit, or any balance thereof (i.e., after deducting therefrom all amounts to which Landlord is entitled under the provisions of this Lease), shall be returned to Guarantor (or, at Landlord's option, to the last assignee of Tenant's interest hereunder) within 90 days after the expiration or earlier termination of this Lease.

     Guarantor further covenants and agrees to deliver to Landlord the Reserved Spaces Security Deposit as required under SECTION 12 below. The Reserved Spaces Security Deposit

                              525 CARTIER BOULEVARD WEST, LAVAL, QUEBEC - PAGE 6

shall comply with the terms of this SECTION 6, provided that the same shall be released as provided in SECTION 12 below.

     If Landlord transfers its interest in the Project or this Lease, Landlord shall either (a) transfer any Security Deposit then held by Landlord to a person or entity assuming Landlord's obligations under this SECTION 6 and under this Lease, or (b) return to Guarantor any Security Deposit then held by Landlord and remaining after the deductions permitted herein. Alternatively, if the Security Deposit is in the form of a Letter of Credit, the Guarantor shall, upon Landlord's request, deliver to Landlord or its transferee a substitute Letter of Credit in conformance with the requirements of this Section 6 naming the transferee as beneficiary. Upon such transfer to such transferee or the return of the Security Deposit to Guarantor, Landlord shall have no further obligation with respect to the Security Deposit, and Guarantor's right to the return of the Security Deposit shall apply solely against Landlord's transferee. The Security Deposit is not an advance rental deposit or a measure of Landlord's damages in case of Tenant's default. Landlord's obligation respecting the Security Deposit is that of a debtor, not a trustee, and no interest shall accrue on any cash proceeds of the Letter of Credit that may be held from time to time by Landlord. Upon a permitted assignment of Tenant's interest in the Lease in accordance with
Section 21, Landlord shall accept a replacement Letter of Credit satisfying the requirements of this Section 6 from the assignee or its guarantor (if applicable), at the election of Landlord in its sole and absolute discretion, and shall return the then-existing Letter of Credit to Guarantor upon receipt of the replacement Letter of Credit.

     7. USE. The Premises shall be used solely for the Permitted Use set forth in the Basic Lease Provisions, and in compliance with all laws, orders, judgments, ordinances, regulations, codes, directives, permits, licenses, covenants and restrictions now or hereafter applicable to the Premises, and to the use and occupancy thereof (collectively, "LEGAL REQUIREMENTS" and each, a "LEGAL REQUIREMENT"). Tenant shall, upon 5 days' written notice from Landlord, commence and diligently prosecute to completion the discontinuance of any use of the Premises which is declared by any federal, provincial, regional, municipal, local or other governmental authority or agency, including, without limitation, quasi-public agencies (collectively, "GOVERNMENTAL AUTHORITY") having jurisdiction to be a violation of a Legal Requirement, unless Tenant is actively contesting any such determination in good faith and by appropriate legal proceedings, provided that Tenant first gives Landlord appropriate assurance reasonably satisfactory to Landlord against any loss, cost or expense on account thereof, and further provided such contest shall not subject Landlord to criminal penalties or civil sanctions, loss of property or civil liability. Tenant will not use or permit the Premises to be used for any purpose or in any manner that would void Tenant's or Landlord's insurance. Tenant shall reimburse Landlord promptly upon demand for any additional premium charged for any insurance policy maintained by Landlord with respect to the Project, to the extent that Tenant is otherwise expressly required to reimburse Landlord for the cost of such policy under the terms of this Lease, by reason of Tenant's failure to comply with the provisions of this Section or otherwise caused by Tenant's use and/or occupancy of the Premises. Tenant will use the Premises in a careful, safe and proper manner and will not commit or permit waste, overload the floor or structure of the Premises, subject the Premises to use that would damage the Premises or use or allow the Premises to be used for any unlawful purpose.

     Tenant, at its sole expense, shall make any alterations or modifications to the Premises that are required by Legal Requirements. Notwithstanding any other provision herein to the contrary, Tenant shall be responsible for any and all demands, claims, liabilities, losses, costs, expenses, actions, causes of action, damages or judgments, and all reasonable expenses incurred in investigating or resisting the same (including, without limitation, reasonable

                              525 CARTIER BOULEVARD WEST, LAVAL, QUEBEC - PAGE 7

attorneys' fees, charges and disbursements and costs of suit) (collectively, "CLAIMS") arising out of or in connection with Legal Requirements, and Tenant shall indemnify, defend, hold and save Landlord harmless from and against any and all Claims arising out of or in connection with any failure of the Premises to comply with any Legal Requirement.

     8. HOLDING OVER. If, with Landlord's express written consent, Tenant retains possession of the Premises after the termination of the Term, (i) unless otherwise agreed in such written consent, such possession shall be subject to immediate termination by Landlord at any time, (ii) all of the other terms and provisions of this Lease (including, without limitation, the adjustment of Base Rent pursuant to SECTION 3 hereof) shall remain in full force and effect (excluding any expansion or renewal option, or other similar right or option) during such holdover period, (iii) Tenant shall continue to pay Base Rent in the amount payable upon the date of the expiration or earlier termination of this Lease or such other amount as Landlord may indicate, in Landlord's sole and absolute discretion, in such written consent, and (iv) all other payments shall continue under the terms of this Lease. If Tenant remains in possession of the Premises after the expiration or earlier termination of the Term without the express written consent of Landlord, (A) Tenant shall become a tenant at sufferance upon the terms of this Lease except that the monthly rental shall be equal to 150% of Rent in effect during the last 30 days of the Term, and (B) Tenant shall be responsible for all damages suffered by Landlord resulting from or occasioned by Tenant's holding over, including consequential damages. No holding over by Tenant, whether with or without consent of Landlord, shall operate to extend this Lease except as otherwise expressly provided, and this
SECTION 8 shall not be construed as consent for Tenant to retain possession of the Premises. Acceptance by Landlord of Rent after the expiration of the Term or earlier termination of this Lease shall not result in a renewal or reinstatement of this Lease, and there shall not in any event be any tacit renewal of this Lease.

     9.  TAXES.

     (a) Tenant shall pay and discharge, on or before the last day upon which the same may be paid without interest or penalty, all taxes imposed by any federal, provincial, regional, municipal, local or other governmental authority or agency, including, without limitation, quasi-public agencies (collectively, "GOVERNMENTAL AUTHORITY"), including any tax based upon or measured by gross rentals or receipts from the Premises, assessments, special assessments, surtaxes, levies, fees, water and sewer rents, utility charges and other governmental and similar charges, including, without limitation, any payment in lieu of taxes, maintenance charges, vault charges, and license fees for the use of the vaults, chutes and similar areas adjoining the Land, and other governmental impositions and charges, whether general or special, ordinary or extraordinary, foreseen or unforeseen, of any kind or nature whatsoever, and whether or not the same shall have been within the express contemplation of the parties hereto, and any interest and penalties thereon, which are levied or assessed or are otherwise due during the Term (collectively, "TAXES") against
(i) Landlord and which relate to Landlord's ownership of the Premises, the use, occupancy, operation or possession of the Premises or any part thereof or the transactions contemplated by this Lease, including, if applicable, (A) franchise or doing business taxes or the like but only those relating to or resulting solely from Landlord's ownership of the Premises and not any other property or any other activity of Landlord, and only to the extent described in the second succeeding sentence, (B) transfer taxes or mutation duties relating solely to the conveyance of the Premises to or from Tenant or its affiliates or in connection with the exercise of Landlord's remedies after a Default hereunder (but excluding any transfer taxes or mutation duties payable in connection with the conveyance of the Premises from Tenant to Landlord on or about the date of this Lease pursuant to that certain

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                              525 CARTIER BOULEVARD WEST, LAVAL, QUEBEC - PAGE 8

Purchase and Sale Agreement and Joint Escrow Instructions between Landlord, Tenant and ID Biomedical Corporation), (ii) the Premises or this Lease or the interest of Tenant or Landlord therein or herein, (iii) Base Rent or Additional Rent or other sums payable by Tenant hereunder, (iv) the use, occupancy, construction, repair or rebuilding of the Premises or any portion thereof, or
(v) gross receipts from the Premises. Notwithstanding anything to the contrary in this paragraph (a), including the definition of Taxes given hereinabove to the contrary, there shall be excluded from Taxes all income tax or similar taxes, including withholding tax on rent, excess profit tax, revenue tax, estate tax, inheritance tax, gift tax, or devolution of succession taxes. If any Taxes levied or assessed against the Premises may legally be paid in installments, Tenant shall have the option to pay such Taxes in installments. Tenant shall furnish Landlord with receipts (or if receipts are not available, with copies of cancelled checks evidencing payment with receipts to follow promptly after they become available) showing payment of Taxes prior to the applicable delinquency date therefor, or Tenant shall cause a tax service acceptable to Landlord to provide Landlord timely evidence of the payment by Tenant of such Taxes. Taxes which are payable by Tenant, including taxes payable in installments extending past the end of the Term, shall be apportioned between Landlord and Tenant as of the date on which this Lease terminates. Tenant shall have the right to contest Taxes with the relevant taxing authority, and Landlord shall cooperate in any such contest, which cooperation shall include executing relevant documents if the taxing authority requires Landlord's signature.

     (b) Without limiting the generality of the preceding Section 9(a), Tenant shall pay its proportionate share of Capital Tax for each year. For purposes hereof, the expression "Capital Tax" means any taxes payable by the owner from time to time of the Property, or if the owner of the Property at any time is a partnership, the partners of such partnership, or if there is more than one owner, by each of them (such persons referred to in this paragraph as the "taxpayer", under any legislation of any authority having jurisdiction now or hereafter in effect imposing taxes on account of capital, taxable capital, or paid-up capital of the taxpayer, such as, without limitation, the tax commonly known as tax on large corporations payable under Part I.3 of the INCOME TAX ACT (CANADA) and the tax on capital payable under Part IV of the TAXATION ACT (QUEBEC), as amended or replaced from time to time, and any tax to the same or substantially the same effect. Tenant's proportionate share of Capital Tax for any year shall be the amount determined by multiplying the total amount of the Capital Tax payable in respect of such year by a fraction, the numerator of which is the assessed value of the premises for real estate tax for municipal real estate tax purposes for such year and the denominator of which is the aggregate assessed value for such purposes of (i) if the tax in question is a provincial tax, all real estate owned by the taxpayer in the province of Quebec as at the end of the taxpayer's fiscal year which ends during such year, and
(ii) if the tax in question is a federal tax, all real estate owned by the taxpayer in Canada as at the end of such fiscal year.

     (c) Intentionally omitted.

     (d) The amount of any Tax refunds shall be deducted from Taxes for the tax year to which the refund relates (and, if any such refund is received by Landlord, it shall be paid by Landlord to Tenant if and to the extent that Tenant paid the Taxes for the year in question.


     10. RESERVED.

     11. UTILITIES, SERVICES. Tenant shall make its own arrangements for, and shall pay all charges for, water, electricity, heat, light, power, telephone, sewer, and other utilities

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                              525 CARTIER BOULEVARD WEST, LAVAL, QUEBEC - PAGE 9

(including gas and fire sprinklers to the extent the Project is plumbed for such services), refuse and trash collection and janitorial services (collectively, "UTILITIES") as needed for Tenant's operation of the Premises. Landlord shall have no obligation to provide any Utilities to the Premises.

     12. ALTERATIONS AND TENANT'S PROPERTY. Except for the completion of the Improvements pursuant to a Purchase and Sale Agreement and Joint Escrow Instructions between ID Biomedical Corporation, as Seller, and Landlord, as Buyer, pursuant to which Landlord acquired the Project ("P&S"), any alterations, additions, or improvements made to the Premises by or on behalf of Tenant, but excluding installation, removal or realignment of furniture systems (other than removal of furniture systems owned or paid for by Landlord) not involving any modifications to the structure or connections (other then by ordinary plugs or jacks) to Building Systems (as defined in SECTION 14) ("ALTERATIONS") shall be subject to Landlord's prior written consent, which consent shall not be unreasonably withheld or delayed. Tenant may construct nonstructural Alterations in the Premises without Landlord's prior approval if the cost of any single Alteration (REDACTED) and the aggregate cost of all such work in any 12 month period (REDACTED) (a "NOTICE-ONLY ALTERATION"), provided Tenant notifies Landlord in writing of such intended Notice-Only Alteration, and such notice shall be accompanied by plans, specifications, work contracts and such other information concerning the nature and cost of the Notice-Only Alteration as may be reasonably requested by Landlord, which notice and accompanying materials shall be delivered to Landlord not less than 10 business days in advance of any proposed construction; provided, that for Alterations the cost of which is (REDACTED), Tenant may deliver notice to Landlord following the completion of the Alteration and need only deliver to Landlord the plans and specifications therefor. If Landlord approves any Alterations, Landlord may impose such conditions related to the proposed Alteration on Tenant in connection with the commencement, performance and completion of such Alterations as Landlord may deem appropriate in Landlord's reasonable discretion. Any request for approval shall be in writing, delivered not less than 10 business days in advance of any proposed construction, and accompanied by plans, specifications, bid proposals, work contracts and such other information concerning the nature and cost of the alterations as may be reasonably requested by Landlord, including the identities and mailing addresses of all persons performing work or supplying materials; provided that Tenant may submit schematic drawings for Landlord's approval as described below before submitting the entire package of materials described in this sentence. Alterations shall not be removed by Tenant at any time during the Term and shall remain upon and be surrendered with the Premises as a part thereof in accordance with Section 27 following the expiration or earlier termination of this Lease, unless Landlord requires such removal as a condition to the approval of the Alteration. To request Landlord's approval, Tenant shall provide to Landlord schematic drawings for the Alteration and Landlord shall respond with its comments on such drawings within 10 business days after receipt thereof. Such approval is also subject to Landlord's subsequent 10 business day review and approval of the construction drawings and specifications for the proposed Alteration. Landlord shall be required to approve the Alteration and the construction drawings and specifications, if (i) Landlord had previously approved the schematic drawings, and (ii) the construction drawings and specifications reflect the same Alteration as such schematic drawings. If Landlord disapproves of either the schematic drawings or the construction drawings and specifications, it shall provide Tenant with reasonably detailed reasons therefore, which shall be consistent with the standards for approval described above. Landlord's failure to approve or disapprove Tenant's proposed Alterations within 10 business days following Landlord's receipt of Tenant's request for approval, and Tenant's delivery to Landlord of a second 5 business day reminder notice thereof, shall constitute Landlord's approval of the

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                             525 CARTIER BOULEVARD WEST, LAVAL, QUEBEC - PAGE 10

Alterations. Landlord's right to review plans and specifications and to monitor construction shall be solely for its own benefit, and Landlord shall have no duty to ensure that such plans and specifications or construction comply with applicable Legal Requirements. Tenant shall cause, at its sole cost and expense, all Alterations to comply with insurance requirements and with Legal Requirements and shall implement at its sole cost and expense any alteration or modification required by Legal Requirements as a result of any Alterations. Tenant shall pay to Landlord, as Additional Rent, on demand an amount equal (Redacted) of all charges incurred by Tenant or its contractors or agents in connection with any Alteration to cover Landlord's overhead and expenses for plan review, coordination, scheduling and supervision, up to a maximum of the (REDACTED) of Landlord's third party consultants. Before Tenant begins any Alteration, Landlord may post on and about the Premises notices of non-responsibility pursuant to applicable law. Tenant shall reimburse Landlord for, and indemnify and hold Landlord harmless from, any expense incurred by Landlord by reason of faulty work done by Tenant or its contractors, delays caused by such work, or inadequate cleanup.

     Tenant shall furnish security or make other arrangements reasonably satisfactory to Landlord to assure payment for the completion of all Alterations work free and clear of Liens (which term shall include, without limitation, for all purposes of this Lease, hypothecs (legal or conventional) and prior claims), and shall provide (and cause each contractor or subcontractor to provide) certificates of insurance for workers' compensation in legally required amounts and other liability and also either obtain a standalone builder's risk insurance policy or arrange coverage for improvements under construction as part of Tenant's property insurance policy required pursuant to Section 17(a) (except that such builder's risk insurance shall not be required for Notice-Only Alterations) in commercially reasonable amounts and from an insurance company reasonably satisfactory to Landlord protecting Landlord against liability for personal injury or property damage during construction. Upon completion of any Alterations, Tenant shall deliver to Landlord: (i) sworn statements setting forth the names of all contractors subcontractors, and suppliers of materials who did the work and final Lien waivers from all such contractors, subcontractors, and suppliers of material; and (ii) "as built" plans for any such Alteration.


     All real property fixtures, built-in machinery and equipment, built-in casework and cabinets and other similar additions and improvements now or hereafter built into the Premises so as to become an integral part of the Premises such as fume hoods, built-in cold rooms, built-in warm rooms, walk-in cold rooms, walk-in warm rooms, deionized water systems, glass washing equipment, cage washers; autoclaves, chillers, built-in plumbing, electrical and mechanical equipment and systems, and any transfer switch and any similar fixtures, machinery, and equipment attached to the Premises and used in connection with the use, operation, maintenance or repair thereof as full functioning research laboratory facility (collectively, "INSTALLATIONS"), shall be and shall remain the property of Landlord during the Term and following the expiration or earlier termination of the Term, shall not be removed by Tenant at any time during the Term and shall remain upon and be surrendered with the Premises as a part thereof in accordance with SECTION 28 following the expiration or earlier termination of this Lease; PROVIDED, HOWEVER, that Landlord shall, at the time its approval of such Installation is requested and if Tenant so requests, notify Tenant if it has elected to cause Tenant to remove such Installation upon the expiration or earlier termination of this Lease due to the unusual expense required to remove such Installation to readapt the Premises for subsequent use. If Landlord so elects, Tenant shall remove such Installation upon the expiration or earlier termination of this Lease and restore any damage caused by or occasioned as a result of such removal. Except for the Installations, Tenant may remove Tenant's moveable personal

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                             525 CARTIER BOULEVARD WEST, LAVAL, QUEBEC - PAGE 11

property and equipment from the Premises ("Tenant's Personal Property") at any time, provided that Tenant, when removing any of Tenant's Personal Property which was plumbed, wired or otherwise connected to any of the Building Systems, shall cap off all such connections behind the walls of the Premises and repair any holes. The standards for Landlord's approval and the approval process for proposed installations of Tenant's Personal Property during the Term shall be those described in Section 12 for Alterations.

     (REDACTED) (collectively, the "Reserved Spaces"). Tenant hereby covenants and agrees to complete the Alteration of the Reserved Spaces as contemplated on the Initial Plans, or in accordance with plans reasonably approved by Landlord in accordance with this Section 12, provided that no less (REDACTED) of the Reserved Spaces shall be dedicated to laboratory, laboratory support, vivarium, or process development/production space, and no (REDACTED) of the Reserved Spaces shall be dedicated to office or storage space. The Alteration of the Reserved Spaces shall be consistent in quality with the Initial Plans for the balance of the Building. If Tenant has not completed the Alteration of the Reserved Spaces by the third anniversary of the Commencement Date, Guarantor shall post an additional Security Deposit (the "Reserved Spaces Security Deposit") in an amount equal to (REDACTED) (Canadian Dollars) per square foot of unfinished space. The Reserved Spaces Security Deposit shall be released to Guarantor upon completion of the Alteration of the Reserved Spaces in accordance with this SECTION 12. If the Alteration of the Reserved Spaces has not been completed by the expiration or termination of this Lease, the Reserved Spaces Security Deposit shall be released to Landlord as liquidated damages for Tenant's failure to so improve the Reserved Spaces.

     13. LANDLORD'S REPAIRS. Landlord shall not under any circumstances be required to build any improvements on the Premises, or to make any repairs, replacements, alterations or renewals of any nature or description to the Premises, whether ordinary or extraordinary, structural or non-structural, foreseen or unforeseen, or to make any expenditure whatsoever in connection with this Lease, or to maintain the Premises in any way. Tenant hereby waives the right to make repairs at the expense of Landlord pursuant to any law in effect at the time of the execution this Lease or hereafter enacted.

     14. TENANT'S REPAIRS. Tenant, at its expense, shall repair, replace and maintain in good condition all portions of the Premises, including, without limitation, all outside and parking areas, walls, foundation, roof, and HVAC, plumbing, electrical, fire sprinklers, elevators and all other building systems serving the Premises ("BUILDING SYSTEMS"). Such repair and replacement may include capital expenditures and repairs whose benefit may extend beyond the Term. Should Tenant fail to make any such repair or replacement or fail to maintain the Premises, Landlord shall give Tenant notice of such failure. If Tenant fails to commence cure of such failure within 30 days of Landlord's notice, and thereafter diligently prosecute such cure to completion, Landlord may perform such work and shall be reimbursed by Tenant within 10 days after demand therefor; provided, however, that if such failure by Tenant creates or could create an emergency, Landlord may immediately commence cure of such failure and shall thereafter be entitled to recover the costs of such cure from Tenant. Tenant shall bear the full uninsured cost of any repair or replacement to any part of the Project that results from damage caused by Tenant or any Tenant Party.


     At Tenant's sole cost and expense, Tenant shall perform and comply with all Legal Requirements, whether or not the same shall now exist or shall hereafter be enacted or promulgated, and whether or not the same are within the present contemplation of Landlord or Tenant, whether or not such Legal Requirements shall necessitate structural changes, improvements, interference with use and enjoyment of the Premises, replacements or repairs,

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                             525 CARTIER BOULEVARD WEST, LAVAL, QUEBEC - PAGE 12

extraordinary as well as ordinary. At Tenant's sole cost and expense, Tenant shall comply with all provisions of all contracts, agreements, instruments and restrictions affecting the Premises or any part thereof or its ownership, occupancy, use, operation or possession; provided that Landlord shall not enter into or consent to the creation of any such matter which would diminish or adversely affect the rights of Tenant under this Lease or impose any obligations upon Tenant without the written consent of Tenant, which may be withheld in Tenant's sole discretion.

     15. MECHANIC'S LIENS (INCLUDING LEGAL HYPOTHECS). Tenant shall discharge or bond over any Lien filed against the Premises or against the Project for work claimed to have been done for, or materials claimed to have been furnished to, Tenant within 10 days after notice of the filing thereof, at Tenant's sole cost and shall otherwise keep the Premises and the Project free from any Liens arising out of work performed, materials furnished or obligations incurred by Tenant. Should Tenant fail to discharge or bond over any Lien described herein as aforesaid, Landlord shall have the right, but not the obligation, to pay such claim or post a bond or otherwise provide security to eliminate the Lien as a claim against title to the Project and the cost thereof shall be immediately due from Tenant as Additional Rent. If Tenant shall lease or finance the acquisition of any of Tenant's Personal Property utilized by Tenant in the operation of Tenant's business, Tenant warrants that any registrations by any lessor or creditor of Tenant will upon its face or by exhibit thereto indicate that such registration is applicable only to Tenant's Personal Property or other personal property of Tenant not located within the Premises. In no event shall the address of the Project be furnished on the registration without qualifying language as to applicability of the Lien or hypothec only to Tenant's Personal Property. Landlord shall cooperate with Tenant regarding any financing or lease of Tenant's Personal Property, including the execution of a Landlord Waiver substantially in the form of Exhibit C, with appropriate modifications if the transaction in question is a lease rather than a financing of Tenant's Personal Property, or another commercially reasonable form of landlord waiver that does not impose material obligations on Landlord beyond those that would be imposed by the Landlord Waiver in the form of Exhibit C, provided that in no event shall such landlord waiver grant a blanket lien, but shall particularly identify the collateral subject to said landlord waiver.

     16. INDEMNIFICATION. Tenant hereby indemnifies and agrees to defend, save and hold Landlord harmless from and against any and all Claims for injury or death to persons or damage to property occurring within or about the Premises, except to the extent caused by the willful misconduct or gross negligence of Landlord. Without limiting Landlord's obligations under the P&S, and without limiting Landlord's obligations under Section 31, Landlord shall not be liable to Tenant for, and Tenant assumes all risk of damage to, personal property (including, without limitation, loss of records kept within the Premises). Tenant further waives any and all Claims for injury to Tenant's business or loss of income relating to any such damage or destruction of personal property (including, without limitation, any loss of records). Landlord shall not be liable for any damages arising from any act, omission or neglect of any other third party.

     17. INSURANCE. (a) Tenant shall, at Tenant's sole cost and expense, maintain valid and enforceable all risk property and, if applicable, sprinkler damage insurance covering the full replacement cost of the Improvements and Personal Property. Tenant, at Tenant's sole cost and expense, shall maintain such other insurance and additional coverages as Landlord may reasonably deem necessary, including, but not limited to, flood, earthquake, loss or failure of building equipment, errors and omissions (as a coverage feature of the property insurance policy), business interruption, workers' compensation insurance and fidelity bonds for

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                             525 CARTIER BOULEVARD WEST, LAVAL, QUEBEC - PAGE 13

employees employed to perform services (which fidelity bonds shall not be required to be in place prior to 60 days following the date of this Lease). Any insurance policies required by this Section 17(a) shall name the Landlord Parties (as defined below) as insureds and loss payee.

     (b) Tenant, at its sole cost and expense, shall also maintain during the
Term: all risk property insurance with business interruption and extra expense coverage, covering the full replacement cost of Tenant's Personal Property; workers' compensation insurance with no less than the minimum limits required by law; employer's liability insurance with such limits as required by law; commercial general liability insurance, with a minimum limit of not less than (REDACTED) per occurrence for bodily injury and property damage with respect to the Premises. The commercial general liability insurance policy shall name Landlord, its officers, directors, employees, managers, agents, invitees and contractors (collectively, "LANDLORD PARTIES"), as additional insureds. The commercial general liability insurance policy shall insure on an occurrence and not a claims-made basis. Tenant shall also maintain environmental impairment liability insurance, including third party liability coverage, which may insure on a claims-made basis; PROVIDED, that Tenant shall not be required to carry such insurance if the premium for such insurance at any time is greater than (REDACTED), which limit shall be increased annually after the first full calendar year of the Term by the lesser of (i) 3% and (ii) the percentage increase in the cost of such coverage prevailing in the insurance markets for the prior year; provided further, that Tenant shall in not any event be required to have such insurance in place prior to 60 days following the date of this Lease.

     (c) Any insurance policies required by Sections 17(a) and 17(b) shall be issued by insurance companies which have a rating of not less than policyholder rating of A and financial category rating of at least Class X in "Best's Insurance Guide"; shall not be cancelable for nonpayment of premium unless 30 days prior written notice shall have been given to Landlord from the insurer; contain a hostile fire endorsement and a contractual liability endorsement; and provide primary coverage to Landlord (any policy issued to Landlord providing duplicate or similar coverage shall be deemed excess over Tenant's policies). Copies of such policies (if available), or certificates of insurance showing the limits of coverage required hereunder and showing Landlord as an additional insured on the commercial general liability policy and as loss payee on the property insurance policy, along with reasonable evidence of the payment of premiums for the applicable period, shall be delivered to Landlord by Tenant upon commencement of the Term and upon each renewal of said insurance. Tenant's policy may be a "blanket policy" with an aggregate per location endorsement which specifically provides that the amount of insurance shall not be prejudiced by other losses covered by the policy. Tenant shall, at least 5 days prior to the expiration of such policies, furnish Landlord with renewal certificates.

     In each instance where insurance is to name Landlord as an additional insured, Tenant shall upon written request of Landlord also designate and furnish certificates so evidencing Landlord as additional insured to: (i) any lender of Landlord holding a security interest in the Project or any portion thereof, and (ii) any management company retained by Landlord to manage the Project (but this clause (ii) shall not be construed to give Landlord or any such management company any rights to control the operation of the Project that are not provided in this Lease).

     The property insurance obtained by Tenant shall include a waiver by the insurer of subrogation and of all rights based upon an assignment from its insured, against Landlord, and its officers, directors, employees, managers, agents, invitees and contractors ("RELATED

                             525 CARTIER BOULEVARD WEST, LAVAL, QUEBEC - PAGE 14

PARTIES"), in connection with any loss or damage thereby insured against. Neither party nor its respective Related Parties shall be liable to the other for loss or damage caused by any risk insured against under property insurance required to be maintained hereunder or otherwise maintained by either party and covering the Improvements, and each party waives any claims against the other party, and its respective Related Parties, for such loss or damage. The failure of a party to insure its property shall not void this waiver. Landlord and its respective Related Parties shall not be liable for, and Tenant hereby waives all claims against such parties for, business interruption and losses occasioned thereby sustained by Tenant or any person claiming through Tenant resulting from any accident or occurrence in or upon the Premises or the Project from any cause whatsoever. If the foregoing waivers shall contravene any law with respect to exculpatory agreements, the liability of Landlord or Tenant shall be deemed not released but shall be secondary to the other's insurer.

     Landlord may require insurance policy limits to be raised to conform with commercially reasonable requirements of Landlord's institutional lender and/or to bring coverage limits to commercially prevailing amounts that may from time to time be applicable to property similar to the Project located in the vicinity.

     18. CASUALTY AND CONDEMNATION.

     (a) Tenant hereby assumes all risk of loss, damage or destruction, whether
(i) by fire or hazard or other casualty, or the theft of all or any portion of the Premises (a "Casualty") or (ii) by taking, condemnation, expropriation, seizure, confiscation, requisition or other taking or sale of the use, access, occupancy, easement, servitude, rights to or title of all or any portion of the Premises, whether permanent or temporary, by or on account of any actual or threatened eminent domain or expropriation proceedings or other action by any Governmental Authority or any transfer in lieu or in anticipation thereof (a "Taking"; a Taking and a Casualty are each sometimes referred to as a "Destruction"). Subject to the provisions of this Section 18 governing the use and disbursement of insurance and condemnation proceeds, Tenant hereby assigns to Landlord any award or insurance or other payment to which Tenant may become entitled by reason of its interest in the Premises (other than any award or insurance or other payment made to Tenant for interruption of business, moving expenses or Tenant's Personal Property, hereinafter referred to as "Tenant's Loss"), if the Premises, or any portion thereof, is damaged, destroyed, lost or taken in a Taking or a Casualty. If a Destruction with respect to the Premises occurs, Tenant shall give Landlord prompt written notice thereof, and describe in reasonable detail in each case the circumstances of the Taking or Casualty and the damage to or loss of the Premises. So long as no Default has occurred and is continuing, Tenant shall, at its sole cost and expense, in the name and on behalf of the Landlord, Tenant or otherwise, appear in any such proceeding or other action, negotiate, accept and prosecute any claim for any award, compensation, insurance proceeds or other payment on account of any such Casualty or Taking and, subject to SECTION 18 (B) below, cause each such award, compensation, insurance proceeds or other payment to be paid to Landlord. Tenant shall use commercially reasonable efforts to achieve the maximum award or other recoveries obtainable under the circumstances. Any negotiated awards, settlement or recoveries shall be subject to Landlord's prior written approval, which shall not be unreasonably withheld. Landlord may appear in any such proceeding or other action in a manner consistent with the foregoing and the reasonable costs and expenses of any such appearance shall be borne by Tenant and payable to Landlord as Additional Rent. Tenant shall promptly inform Landlord of all settlement offers. If a Default has occurred and is continuing at the time of any Destruction or at the time of

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                             525 CARTIER BOULEVARD WEST, LAVAL, QUEBEC - PAGE 15

settlement, Landlord shall have the exclusive right at Tenant's cost to negotiate, adjust and settle awards, settlements and recoveries without Tenant's approval.

     (b) After giving notice of a Destruction under the provisions of SECTION 18
(A) above, unless this Lease is terminated pursuant to the provisions of SECTION 18 (D) OR (F) below, Tenant shall, at Tenant's own cost and expense, proceed with diligence and promptness (i) to carry out any work necessary to make the Premises safe and secure, and (ii) restore, repair, replace, rebuild and improve of the Premises, as nearly as practicable and to the extent permitted by Legal Requirements, to a condition not less than the condition required to be maintained under this Lease. All construction work shall be subject to the reasonable requirements of Landlord as provided for in SECTION 12 and in this
SECTION 18. Promptly upon completion of any such restoration, Tenant shall inform, in writing, Landlord of the same.

     Except as otherwise provided in Section 18(e), Base Rent and Additional Rent shall not abate hereunder by reason of any Destruction affecting the Premises, and this Lease shall continue in full force and effect and Tenant shall continue to perform and fulfill all of Tenant's obligations, covenants and agreements hereunder notwithstanding such Destruction.

     The entire award, compensation, insurance proceeds or other payment, if any, on account of any Destruction, less any expenses reasonably incurred by Landlord in obtaining such award, compensation, insurance proceeds or other payment and any reasonable cost and expense in connection with the administration of the distribution of the same incurred by Landlord and not already paid (or reimbursed) to Landlord, plus any investment income earned with respect to the foregoing amounts (the "NET AWARD") shall be applied as described in this Section 18(b). Before commencement of any restoration and at all times during such restoration, if the undisbursed portion of the Net Award is less than the estimated hard and soft costs to restore the Premises to the condition required in this clause (b), as reasonably determined by Landlord, at Tenant's expense, then, unless such estimated cost is less than the Restoration Threshold Amount (as defined below), Tenant shall, at Tenant's option, either (i) deposit with the Depositary (as defined below) amount by which such estimated cost to restore exceeds the Net Award, (ii) post an equivalent bond or other security reasonably satisfactory in form and substance to Landlord issued by a surety, bank or other Person satisfactory to Landlord, whereupon such deposit or bonded amount shall be part of the Net Award for purposes of SECTION 18 (C) below, or
(iii) provide written notice to Landlord that Tenant will pay out of its own funds the restoration costs that are in excess of the Net Award before requesting disbursements of the Net Award, in which case Landlord shall not be obligated to consent to disbursements of the Net Award until Tenant has provided reasonably satisfactory evidence of the prior payment of such excess amount. If the Net Award does not exceed (REDACTED) (the "RESTORATION THRESHOLD AMOUNT"), then the Net Award shall be promptly paid to Tenant to be applied to the repair and rebuilding required by this paragraph (b). If the Net Award exceeds the Restoration Threshold Amount then:

          (i) the full amount thereof shall be paid to a depositary (the "DEPOSITARY"). The Depositary shall be a bank or trust company selected by Landlord, and which has a credit rating from S&P or Moody's (or any successor to either entity) of "A" or "A2", respectively, or better. The Depositary shall have no affirmative obligation to prosecute a determination of the amount of, or to effect the collection of, any insurance proceeds or condemnation award or awards. Moneys so received by the Depositary shall be held by the Depositary in trust separately in an interest bearing account for the uses and purposes provided in this Lease.

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                             525 CARTIER BOULEVARD WEST, LAVAL, QUEBEC - PAGE 16

     To the extent not available to be paid from the Net Award, fees and expenses payable to the Depositary shall be paid by Tenant as Additional Rent and interest on the Net Award shall belong to Tenant.

          (ii) Payments of the Net Award for the actual costs and expenses incurred by Tenant in connection with such restoration shall be made to Tenant by the Depositary after written notice to the Depositary, with a copy to Landlord, setting forth in reasonable detail and with reasonable supporting material all of such costs and expenses actually incurred by Tenant. Disbursements of any Net Award shall be subject to the condition that no Default shall have occurred and be continuing hereunder at the time of any requested disbursement. Disbursements by the Depositary shall not be more frequent than monthly in an amount not exceeding the hard and soft costs of Restoration incurred since the previous disbursement (less retainage of ten (10%) percent until substantial completion of Restoration), and shall be made upon delivery of the following (1) a draw certificate using then-standard AIA or similar forms (or reasonable evidence of the costs incurred for costs to which the AIA or similar forms would not apply), (2) an architect's certification of completion and performance of the work to date in a good and workmanlike manner in accordance with the approved plans and specifications, (3) customary Lien waivers for the work covered by the prior progress payments, and (4) other reasonable evidence of cost and payment of the amounts subject to the disbursement request.

     (c) Notwithstanding any other provision to the contrary contained in this
SECTION 18, in the event of a temporary Taking (i.e., a Taking for up to one year), this Lease shall remain in full force and effect (including without limitation the obligation of Tenant to continue to pay Base Rent and Additional
Rent), Tenant shall be obligated to continue to pay Base Rent and Additional Rent, and Tenant shall be entitled to the Net Award paid for such temporary condemnation; except that any portion of the Net Award allocable to the time period after the expiration or termination of the Term shall be paid to Landlord. The provisions of this Article 18 shall supersede any contrary provisions in any statute or law.


     (d) "SUBSTANTIAL OR COMPLETE TAKING" means a Taking that has rendered the Premises (taken separately from any other properties owned or used by Tenant) unavailable for Tenant's continued business operations as contemplated by the Permitted Use. Upon a Substantial or Complete Taking, Tenant shall deliver a notice thereof to Landlord within 60 days following receipt of demand for delivery of possession from the condemning authority and this Lease shall terminate as of the date the Premises are surrendered to the condemning authority, with Landlord retaining the award for the Taking.


     (e) "EXCESS DESTRUCTION AWARD" means that portion of any award for a Taking or insurance proceeds received with respect to a Casualty that are actually paid to Landlord and not used by Landlord or Tenant to pay the costs of restoring damage to the Premises caused by the Destruction. The Base Rent shall be reduced on a dollar for dollar basis by the amount of any Excess Destruction Award until such amount is exhausted, commencing upon the completion of restoration by Tenant.


     (f) "SUBSTANTIAL OR COMPLETE CASUALTY" means a Casualty that has rendered the Premises (taken separately from any other properties owned or used by Tenant) unavailable for Tenant's continued business operations as contemplated by the Permitted Use for more than 12 months. Upon a Substantial or Complete Casualty during the last two years of the Term, provided that Tenant has maintained the property insurance coverage required hereunder, and

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                             525 CARTIER BOULEVARD WEST, LAVAL, QUEBEC - PAGE 17

Landlord has received the Net Award with respect to such casualty, Tenant shall have the option to terminate this Lease effective as of the date of the Casualty.

     19. EVENTS OF DEFAULT. Each of the following events shall be a default ("DEFAULT") by Tenant under this Lease:

     (a) PAYMENT DEFAULTS. Tenant shall fail to pay any installment of Rent or any other payment hereunder when due, provided that Landlord shall provide to Tenant once in each calendar year with five (5) business days prior written notice of such failure before such failure shall constitute a Default.

     (b) INSURANCE. Any insurance required to be maintained by Tenant pursuant to this Lease shall be canceled or terminated or shall expire or shall be reduced or materially changed and Tenant shall not replace the same at least 10 days before the effective date of such cancellation or reduction, or Landlord shall receive a notice of nonrenewal of any such insurance and Tenant shall fail to obtain replacement insurance at least 20 days before the expiration of the current coverage.

     (c) ABANDONMENT. Tenant shall abandon the Premises.

     (d) IMPROPER TRANSFER. Tenant shall assign, sublease or otherwise transfer all or any portion of Tenant's interest in this Lease or the Premises except as expressly permitted herein, or Tenant's interest in this Lease shall be attached, executed upon, or otherwise judicially seized and such action is not released within 90 days of the action.

     (e) LIENS. Tenant shall fail to discharge, bond over, or otherwise obtain the release of any Lien placed upon the Premises in violation of this Lease within 10 days after notice to Tenant that any such Lien has been filed against the Premises.

     (f) INSOLVENCY EVENTS. Tenant or any guarantor or surety of Tenant's obligations hereunder shall: (A) make a general assignment for the benefit of creditors; (B) commence any case, proceeding or other action seeking to have an order for relief entered on its behalf as a debtor or to adjudicate it a bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, liquidation, dissolution or composition of it or its debts or seeking appointment of a receiver, trustee, custodian or other similar official for it or for all or of any substantial part of its property (collectively a "Proceeding for Relief"); (C) become the subject of any Proceeding for Relief which is not dismissed within 90 days of its filing or entry; or (D) die or suffer a legal disability (if Tenant, guarantor, or surety is an individual) or be dissolved or otherwise fail to maintain its legal existence (if Tenant, guarantor or surety is a corporation, partnership or other entity).

     (g) ESTOPPEL CERTIFICATE OR SUBORDINATION AGREEMENT. Tenant fails to execute any document required from Tenant under SECTIONS 22 or 26 within 5 business days after a second notice requesting such document and stating that Tenant's failure to comply with such second request within such time period shall constitute a Default hereunder.

     (h) OTHER DEFAULTS. Tenant shall fail to comply with any provision of this Lease other than those specifically referred to in this SECTION 19, and, except as otherwise expressly provided herein, such failure shall continue for a period of 30 days after written notice thereof from Landlord to Tenant.

Any notice given under SECTION 19(H) hereof shall: (i) specify the alleged default, (ii) demand that Tenant cure such default, (iii) be in lieu of, and not in addition to, or shall be deemed to be, any notice required under any provision of applicable law, and (iv) not be deemed a forfeiture or

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                             525 CARTIER BOULEVARD WEST, LAVAL, QUEBEC - PAGE 18

a termination of this Lease unless Landlord elects otherwise in such notice; PROVIDED that if the nature of Tenant's default pursuant to SECTION 19(H) is such that it cannot be cured by the payment of money and reasonably requires more than 30 days to cure, then Tenant shall not be deemed to be in default if Tenant commences such cure within said 30 day period and thereafter diligently prosecutes the same to completion; PROVIDED, HOWEVER, that such cure shall be completed no later than 90 days from the date of Landlord's notice.

     20. LANDLORD'S REMEDIES.

     (a) PAYMENT BY LANDLORD; INTEREST. Upon a Default by Tenant hereunder, Landlord may, without waiving or releasing any obligation of Tenant hereunder, make such payment or perform such act. All sums so paid or incurred by Landlord, together with interest thereon, from the date such sums were paid or incurred, at the annual rate equal to 12% per annum or the highest rate permitted by law (the "Default Rate"), whichever is less, shall be payable to Landlord on demand as Additional Rent. Nothing herein shall be construed to create or impose a duty on Landlord to mitigate any damages resulting from Tenant's Default hereunder.

     (b) LATE PAYMENT RENT. Late payment by Tenant to Landlord of Rent and other sums due will cause Landlord to incur costs not contemplated by this Lease, the exact amount of which will be extremely difficult and impracticable to ascertain. Such costs include, but are not limited to, processing and accounting charges and late charges which may be imposed on Landlord under any Mortgage covering the Premises. Therefore, if any installment of Rent due from Tenant is not received by Landlord within 3 business days after the date such payment is due, Tenant shall pay to Landlord an additional sum equal to 6% of the overdue Rent as a late charge. The parties agree that this late charge represents a fair and reasonable estimate of the costs Landlord will incur by reason of late payment by Tenant. In addition to the late charge, Rent not paid when due shall bear interest at the Default Rate from the 5th day after the date due until paid.

     (c) REMEDIES. Upon the occurrence of a Default, at Landlord's option, the full amount of the current month's and the next 3 months' installments of Base Rent and Additional Rent will become due and payable, and Landlord, at its option, without further notice or demand to Tenant, shall have in addition to all other rights and remedies provided in this Lease, at law or in equity, the option to pursue any one or more of the following remedies, each and all of which shall be cumulative and nonexclusive, without any notice or demand whatsoever. No cure in whole or in part of such Default by Tenant after Landlord has taken any action beyond giving Tenant notice of such Default to pursue any remedy provided for herein (including retaining counsel to file an action or otherwise pursue any remedies) shall in any way affect Landlord's right to pursue such remedy or any other remedy provided Landlord herein or under law or in equity, unless Landlord, in its sole discretion, elects to waive such Default.

          (i) This Lease and the Term and estate hereby granted are subject to the limitation that whenever a Default shall have happened and be continuing, Landlord shall have the right, at its election, then or thereafter while any such Default shall continue and notwithstanding the fact that Landlord may have some other remedy hereunder or at law or in equity, to give Tenant written notice of Landlord's intention to terminate this Lease on a date specified in such notice, which date shall be not less than 5 days after the giving of such notice, and upon the date so specified, this Lease and the estate hereby granted shall expire and

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                             525 CARTIER BOULEVARD WEST, LAVAL, QUEBEC - PAGE 19

               terminate with the same force and effect as if the date specified in such notice were the date hereinbefore fixed for the expiration of this Lease, and all right of Tenant hereunder shall expire and terminate, and Tenant shall be liable as hereinafter in this SECTION 20(C) provided. If any such notice is given, Landlord shall have, on such date so specified, the right of re-entry and possession of the Premises and the right to remove all persons and property therefrom and to store such property in a warehouse or elsewhere at the risk and expense, and for the account, of Tenant. Should Landlord elect to re-enter as herein provided or should Landlord take possession pursuant to legal proceedings or pursuant to any notice provided for by law, Landlord may from time to time re-let the Premises or any part thereof for such term or terms and at such rental or rentals and upon such terms and conditions as Landlord may deem advisable, with the right to make commercially reasonable alterations in and repairs to the Premises.

          (ii) In the event of any termination of this Lease as in this Section 20 provided or as required or permitted by law or in equity, Tenant shall forthwith quit and surrender the Premises to Landlord, and Landlord may, without further notice, enter upon, re-enter, possess and repossess the same by summary proceedings, ejectment or otherwise, and again have, repossess and enjoy the same as if this Lease had not been made, and in any such event Tenant and no person claiming through or under Tenant by virtue of any law or an order of any court shall be entitled to possession or to remain in possession of the Premises. Landlord, at its option, notwithstanding any other provision of this Lease, shall be entitled to recover from Tenant, as and for liquidated damages, the sum of:

               (A) all Base Rent, Additional Rent and other amounts payable by Tenant hereunder then due or accrued and unpaid: and

               (B) the amount equal to the aggregate of all unpaid Base Rent and Additional Rent which would have been payable if this Lease had not been terminated prior to the end of the Term then in effect (without giving effect to any unexercised Extension Term (as defined below), discounted to its then present value in accordance with accepted financial practice using a rate of 5% per annum, for loss of the bargain; and

               (C) all other damages and expenses (including attorneys' fees and expenses), if any, which Landlord shall have sustained by reason of the breach of any provision of this Lease; less

               (D) the net proceeds of any re-letting actually received by Landlord and the amount of damages which Tenant proves could have been avoided had Landlord taken reasonable steps to mitigate its damages.

         (iii) Nothing herein contained shall limit or prejudice the right of Landlord, in any bankruptcy or insolvency proceeding, to prove for and obtain as liquidated damages by reason of such termination an amount equal to the maximum allowed by any bankruptcy or insolvency proceedings, or to

                             525 CARTIER BOULEVARD WEST, LAVAL, QUEBEC - PAGE 20

               prove for and obtain as liquidated damages by reason of such termination, an amount equal to the maximum allowed by any statute or rule of law, but in each case not more than the amount to which Landlord would otherwise be entitled under this SECTION 20.

          (iv) Nothing in this SECTION 20 shall be deemed to affect the right of either party to indemnifications pursuant to this Lease.

          (v) If Landlord terminates this Lease upon the occurrence of a Default, Tenant will quit and surrender the Premises to Landlord or its agents, and Landlord may, without further notice, enter upon, re-enter and repossess the Premises by summary proceedings, ejectment or otherwise. The words "enter", "re-enter", and "re-entry" are not restricted to their technical legal meanings.

          (vi) If either party shall be in default in the observance or performance of any provision of this Lease, and an action shall be brought for the enforcement thereof, the non-prevailing party shall pay to the prevailing party all fees, costs and other expenses which may become payable as a result thereof or in connection therewith, including attorneys' fees and expenses.

         (vii) If Tenant shall default in the keeping, observance or performance of any covenant, agreement, term, provision or condition herein contained, Landlord, without thereby waiving such default, may perform the same for the account and at the expense of Tenant (a) immediately or at any time thereafter and without notice in the case of emergency or in case such default will result in a violation of any legal or insurance requirements resulting in immediate danger to persons or property, or in the imposition of any lien against all or any portion of the Premises (but only after Tenant has failed to respond to such lien as permitted by Section 15 within the time period provided in
               Section 15), and (b) in any other case if such default continues after any applicable notice and cure period provided in SECTION
               19. All reasonable costs and expenses incurred by Landlord in connection with any such performance by it for the account of Tenant and also all reasonable costs and expenses, including attorneys' fees and disbursements incurred by Landlord in any action or proceeding (including any summary dispossess proceeding) brought by Landlord to enforce any obligation of Tenant under this Lease and/or right of Landlord in or to the Premises, shall be paid by Tenant to Landlord within 10 days after demand.

        (viii) Independent of the exercise of any other remedy of Landlord hereunder or under applicable law, Landlord may conduct an environmental test of the Premises as generally described in
               SECTION 27, at Tenant's expense, to the extent provided in
               Section 27.

          (ix) Except as otherwise provided in this SECTION 20, no right or remedy herein conferred upon or reserved to Landlord is intended to be exclusive of any other right or remedy, and every right and remedy shall be cumulative

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                             525 CARTIER BOULEVARD WEST, LAVAL, QUEBEC - PAGE 21

               and in addition to any other legal or equitable right or remedy given hereunder, or now or hereafter existing. No waiver of any provision of this Lease shall be deemed to have been made unless expressly so made in writing. Landlord shall be entitled, to the extent permitted by law, to seek injunctive relief in case of the violation, or attempted or threatened violation, of any provision of this Lease, or to seek a decree compelling observance or performance of any provision of this Lease, or to seek any other legal or equitable remedy.

          21. ASSIGNMENT AND SUBLETTING.

     (a) GENERAL PROHIBITION. Without Landlord's prior written consent subject to and on the conditions described in this SECTION 21, Tenant shall not, directly or indirectly, voluntarily or by operation of law, assign this Lease or sublease the Premises or any part thereof or mortgage, pledge, or hypothecate its leasehold interest or grant any concession or license within the Premises, and any attempt to do any of the foregoing shall be void and of no effect. If Tenant is a corporation, partnership or limited liability company, the shares or other ownership interests thereof which are not actively traded upon a stock exchange or in the over-the-counter market, a transfer or series of transfers whereby 49% or more of the issued and outstanding shares or other ownership interests of such corporation are, or voting control is, transferred (but excepting transfers upon deaths of individual owners) from a person or persons or entity or entities which were owners thereof at time of execution of this Lease to persons or entities who were not owners of shares or other ownership interests of the corporation, partnership or limited liability company at time of execution of this Lease, shall be deemed an assignment of this Lease requiring the consent of Landlord as provided in this SECTION 21.

     (b) PERMITTED TRANSFERS. If Tenant desires to assign, sublease, hypothecate or otherwise transfer this Lease or sublet the Premises other than pursuant to a Permitted Assignment (as defined below), then at least 15 business days, but not more than 45 business days, before the date Tenant desires the assignment or sublease to be effective (the "Assignment Date"), Tenant shall give Landlord a notice (the "Assignment Notice") containing the proposed use of the Premises and any Hazardous Materials proposed to be used, stored handled, treated, generated in or released or disposed of from the Premises, the Assignment Date, any relationship between Tenant and the proposed assignee or sublessee, current financial statements for the proposed assignee or sublessee, and all material terms and conditions of the proposed assignment or sublease, including a copy of any proposed assignment or sublease in substantially its final form, and such other information as Landlord may deem reasonably necessary or appropriate to its consideration whether to grant its consent. Landlord shall provide written notice to Tenant within 5 business days after receipt of an Assignment Notice if Landlord reasonably requires information not included in the Assignment Notice. Landlord may, by giving written notice to Tenant within 15 business days after receipt of the Assignment Notice: (i) grant such consent, or (ii) refuse such consent, in its reasonable discretion. No failure of Landlord to deliver a timely notice in response to the Assignment Notice shall be deemed to be Landlord's consent to the proposed assignment, sublease or other transfer, unless Tenant has delivered a second notice to Landlord stating that Landlord has failed to respond within the original 15 business day period and Landlord fails to respond within 5 days of receipt of such second notice. Tenant shall reimburse Landlord for all of Landlord's reasonable out-of-pocket expenses in connection with its consideration of any Assignment Notice, up to a maximum (REDACTED).

                             525 CARTIER BOULEVARD WEST, LAVAL, QUEBEC - PAGE 22

     Notwithstanding the foregoing, Tenant shall have the right to assign this Lease or sublease all or a portion of the Premises, upon 20 days prior written notice to Landlord but without obtaining Landlord's prior written consent, (a) to any entity which controls, is controlled by, or is under common control with, Tenant, or (b) to a corporation or other entity which is a successor-in-interest to Tenant, by way of merger, consolidation or corporate reorganization, or by the purchase of all or substantially all of the assets or the ownership interests of Tenant, or upon a deemed assignment pursuant to the second sentence of Section 21(a), provided that (i) such merger or consolidation, or such acquisition or assumption or transfer, as the case may be, is for a legitimate business purpose and not principally for the purpose of transferring the Lease,
(ii) the net worth (as determined in accordance with generally accepted accounting principles ("GAAP")) of the assignee or sublessee is at least equal to the greater of (x) the net worth of Tenant as of the date of this Lease, and
(y) the net worth of Tenant as of the date immediately prior to such assignment or sublease, (iii) the net worth (as determined in accordance with GAAP) of any guarantor or surety of the obligations of Tenant under this Lease is at least equal to the greater of (x) the net worth of such guarantor or surety as of the date of date of this Lease, and (y) the net worth of such guarantor or surety as of the date immediately prior to such assignment or sublease, and (iv) in the case of an assignment, such assignee shall agree in writing to assume all of the terms, covenants and conditions of this Lease arising after the effective date of the assignment (a "Permitted Transfer").

     (c) ADDITIONAL CONDITIONS. As a condition to any such assignment or subletting, whether or not Landlord's consent is required, Landlord may require:

          (i) that any assignee or subtenant agree, in writing at the time of such assignment or subletting, that if Landlord gives such party notice that Tenant is in default under this Lease, such party shall thereafter make all payments otherwise due Tenant directly to Landlord, which payments will be received by Landlord without any liability except to credit such payment against those due under the Lease, and any such third party shall agree to attorn to Landlord or its successors and assigns should this Lease be terminated for any reason; PROVIDED, HOWEVER, in no event shall Landlord or its successors or assigns be obligated to accept such attornment, except in the case of a Permitted Transfer; and

          (ii) A list of Hazardous Materials, certified by the proposed assignee or sublessee to be true and correct, which the proposed assignee or sublessee intends to use, store, handle, treat, generate in or release or dispose of from the Premises, together with copies of all documents relating to such use, storage, handling, treatment, generation, release or disposal of Hazardous Materials by the proposed assignee or subtenant in the Premises or on the Project, prior to the proposed assignment or subletting, including, without limitation: permits; approvals; reports and correspondence; storage and management plans; plans relating to the installation of any storage tanks to be installed in or under the Project (provided, said installation of tanks shall only be permitted after Landlord has given its written consent to do so, which consent may be withheld in Landlord's reasonable discretion); and all closure plans or any other documents required by any and all federal, provincial and local Governmental Authorities for any storage tanks installed in, on or under the Project for the closure of any such tanks. Neither Tenant nor any such proposed assignee or subtenant is required, however, to provide Landlord with any portion(s) of the such documents containing information of a proprietary nature which, in and of themselves, do not contain a reference to any Hazardous Materials or hazardous activities.

                             525 CARTIER BOULEVARD WEST, LAVAL, QUEBEC - PAGE 23

          (iii) An increase in the amount of the Security Deposit.

     (d) LIABILITY OF TENANT. Notwithstanding any assignment or subletting, Tenant and any guarantor or surety of Tenant's obligations under this Lease shall at all times remain fully and primarily responsible and liable for the payment of Rent and for compliance with all of Tenant's other obligations under this Lease, provided, however, that Tenant and any guarantor of the obligations of Tenant hereunder shall be released with respect to events or conditions first arising or existing, or obligations first accruing and owing, after a Permitted Transfer in which either the successor Tenant or the guarantor of the successor Tenant hereunder has an equity market cap of (REDACTED).

     (e) SHARING OF EXCESS RENTS. If the Rent due and payable by a sublessee or assignee (or a combination of the rental payable under such sublease or assignment plus any bonus or other consideration therefor or incident thereto in any form) (except in the case of a Permitted Transfer) exceeds the sum of the rental payable under this Lease and all expenses required to be paid by Tenant by this Lease (excluding however, any Rent payable under this Section) and actual and reasonable third party costs incurred by Tenant, including without limitation, advertising costs, tenant improvement allowances, brokerage fees, legal costs and any design or construction fees directly related to and required pursuant to the terms of any such sublease or assignment, amortized over the term of the sublease, or, in the case of an assignment, the remaining term of this Lease) (such excess being the "Excess Rent"), then Tenant shall be bound and obligated to pay Landlord as Additional Rent hereunder (REDACTED) of any periodic portion of such Excess Rent within 10 days following receipt thereof by Tenant. If Tenant shall sublet the Premises or any part thereof, Tenant hereby immediately and irrevocably assigns to Landlord, as security for Tenant's obligations under this Lease, all rent from any such subletting, and Landlord as assignee, or a receiver for Tenant appointed on Landlord's application, may collect such rent and apply it toward Tenant's obligations under this Lease and Landlord shall promptly deliver to Tenant any portion thereof in excess of Tenant's obligations hereunder; except that, until the occurrence of a Default, Tenant shall have the right to collect and retain such rent.

     (e) NO WAIVER. The consent by Landlord to an assignment or subletting shall not relieve Tenant or any assignees of this Lease or any sublessees of the Premises from obtaining the consent of Landlord to any further assignment or subletting to the extent that such consent is required hereunder, nor shall it release Tenant or any assignee or sublessee of Tenant from full and primary liability under the Lease. The acceptance of Rent hereunder, or the acceptance of performance of any other term, covenant, or condition thereof, from any other person or entity shall not be deemed to be a waiver of any of the provisions of this Lease or a consent to any subletting, assignment or other transfer of the Premises.

     (f) PRIOR ENVIRONMENTAL HISTORY. Notwithstanding any other provision of this SECTION 21, if (i) the proposed assignee or sublessee of Tenant has been required by any prior landlord, lender or Governmental Authority to take remedial action in connection with Hazardous Materials contaminating a property, where the contamination resulted from such party's action or use of the property in question, (ii) the proposed assignee or sublessee is subject to an enforcement order issued by any Governmental Authority in connection with the use, storage, handling, treatment, generation, release or disposal of Hazardous Materials (including, without limitation, any order related to the failure to make a required reporting to any Governmental Authority), or (iii) because of the existence of a pre-existing environmental condition in the vicinity of or underlying the Project, the risk that Landlord would be targeted as a responsible party in connection with the remediation of such pre-existing environmental condition would be

                             525 CARTIER BOULEVARD WEST, LAVAL, QUEBEC - PAGE 24

materially increased or exacerbated by the proposed use of Hazardous Materials by such proposed assignee or sublessee, Landlord shall have the absolute right to refuse to consent to any assignment or subletting to any such party.

     22. ESTOPPEL CERTIFICATE. Tenant shall, within 10 business days of written notice from Landlord, execute, acknowledge and deliver a statement in writing in any form reasonably requested by a proposed lender or purchaser, (i) certifying that this Lease is unmodified and in full force and effect (or, if modified, stating the nature of such modification and certifying that this Lease as so modified is in full force and effect) and the dates to which the rental and other charges are paid in advance, if any, (ii) acknowledging that, to the knowledge of Tenant, there are not any uncured defaults on the part of Landlord hereunder, or specifying such defaults if any are claimed, and (iii) setting forth such further information with respect to the status of this Lease or the Premises as may be reasonably requested thereon. Any such statement may be relied upon by any prospective purchaser or encumbrancer of all or any portion of the real property of which the Premises are a part.

     23. QUIET ENJOYMENT. So long as Tenant shall perform all of the covenants and agreements herein required to be performed by Tenant, Tenant shall, subject to the terms of this Lease, at all times during the Term, have peaceful and quiet enjoyment of the Premises against any person claiming by, through or under Landlord.

     24. PRORATIONS. All prorations required or permitted to be made hereunder shall be made on the basis of a 360 day year and 30 day months.

     25. RESERVED.

     26. SUBORDINATION. This Lease and Tenant's interest and rights hereunder are hereby made and shall be subject and subordinate at all times to the lien of any Mortgage now existing or hereafter created on or against the Project or the Premises, and all amendments, restatements, renewals, modifications, consolidations, refinancing, assignments and extensions thereof, without the necessity of any further instrument or act on the part of Tenant; PROVIDED, HOWEVER that so long as there is no Default hereunder, Tenant's right to possession of the Premises shall not be disturbed by the Holder of any such Mortgage and Tenant's other rights hereunder shall not be affected. Tenant agrees, at the election of the Holder of any such Mortgage, to attorn to any such Holder. Tenant agrees within 10 business days following demand to execute, acknowledge and deliver such instruments, confirming such subordination, and such instruments of attornment as shall be reasonably requested by any such Holder, provided any such instruments contain appropriate non-disturbance provisions assuring Tenant's quiet enjoyment of the Premises as set forth in
SECTION 23 hereof and are otherwise reasonably acceptable to Tenant. Notwithstanding the foregoing, any such Holder may at any time subordinate its Mortgage to this Lease, without Tenant's consent, by notice in writing to Tenant, and thereupon this Lease shall be deemed prior to such Mortgage without regard to their respective dates of execution, delivery or recording and in that event such Holder shall have the same rights with respect to this Lease as though this Lease had been executed prior to the execution, delivery and recording of such Mortgage and had been assigned to such Holder. The term "MORTGAGE" whenever used in this Lease shall be deemed to include hypothecs, deeds of trust, security assignments and any other encumbrances, and any reference to the "HOLDER" of a Mortgage shall be deemed to include the beneficiary under a deed of trust or of a hypothec.

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                             525 CARTIER BOULEVARD WEST, LAVAL, QUEBEC - PAGE 25

     27. SURRENDER. Upon the expiration of the Term or earlier termination of Tenant's right of possession, Tenant shall surrender the Premises to Landlord in the same condition as existing on the Commencement Date, subject to any Alterations or Installations permitted or required by Landlord to remain in the Premises, free of Hazardous Materials brought upon, kept, used, stored, handled, treated, generated in, or released or disposed of from, the Premises by any person other than a Landlord Party (collectively, "TENANT HAZMAT OPERATIONS"), broom clean, ordinary wear and tear and damage that Tenant is not required by this Lease to repair excepted. At least 3 months prior to the surrender of the Premises, Tenant shall deliver to Landlord a narrative description of the actions proposed (or required by any Governmental Authority) to be taken by Tenant in order to surrender the Premises (including any Installations permitted by Landlord to remain in the Premises) at the expiration or earlier termination of the Term, free from any residual impact from the Tenant HazMat Operations and otherwise released for unrestricted use and occupancy (the "SURRENDER PLAN"). Such Surrender Plan shall be accompanied by a current listing of (i) all Hazardous Materials licenses and permits held by or on behalf of any Tenant Party with respect to the Premises, and (ii) all Hazardous Materials used, stored, handled, treated, generated, released or disposed of from the Premises, and shall be subject to the review and approval of Landlord's environmental consultant, which approval shall not be unreasonably withheld. In connection with the review and approval of the Surrender Plan, upon the request of Landlord, Tenant shall deliver to Landlord or its consultant such additional non-proprietary information concerning Tenant HazMat Operations as Landlord shall request. On or before such surrender, Tenant shall deliver to Landlord evidence that the approved Surrender Plan shall have been satisfactorily completed and Landlord shall have the right, subject to reimbursement at Tenant's expense as set forth below, to cause Landlord's environmental consultant to inspect the Premises and perform such additional procedures as may be deemed reasonably necessary to confirm that the Premises are, as of the effective date of such surrender or early termination of the Lease, free from any residual impact from Tenant HazMat Operations. Tenant shall reimburse Landlord, as Additional Rent, for the actual, reasonable out-of pocket expense incurred by Landlord for Landlord's environmental consultant to review and approve the Surrender Plan and to visit the Premises and verify satisfactory completion of the same. Landlord shall have the unrestricted right to deliver such Surrender Plan and any report by Landlord's environmental consultant with respect to the surrender of the Premises to third parties.

     If Tenant shall fail to prepare or submit a Surrender Plan approved by Landlord, or if Tenant shall fail to complete the approved Surrender Plan, or if such Surrender Plan, whether or not approved by Landlord, shall fail to adequately address any residual effect of Tenant HazMat Operations in, on or about the Premises, Landlord shall have the right to take such actions as Landlord may deem reasonable or appropriate to assure that the Premises and the Project are surrendered free from any residual impact from Tenant HazMat Operations, the reasonable cost of which actions shall be reimbursed by Tenant as Additional Rent, without regard to the limitation set forth in the first paragraph of this SECTION 27.

     Tenant shall immediately return to Landlord all keys and/or access cards to parking, the Project, restrooms or all or any portion of the Premises furnished to or otherwise procured by Tenant, other than access cards for the security system which is the property of Tenant. Any Tenant's Property, Alterations and property not so removed by Tenant as permitted or required herein shall be deemed abandoned and may be stored, removed, and disposed of by Landlord at Tenant's expense, and Tenant waives all claims against Landlord for any damages resulting from Landlord's retention and/or disposition of such property. All obligations of Tenant hereunder not fully performed as of the termination of the Term, including the obligations of

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                             525 CARTIER BOULEVARD WEST, LAVAL, QUEBEC - PAGE 26

Tenant under SECTION 29 hereof, shall survive the expiration or earlier termination of the Term, including, without limitation, indemnity obligations, payment obligations with respect to Rent and obligations concerning the condition and repair of the Premises.

     28. INTENTIONALLY OMITTED.

     29. ENVIRONMENTAL REQUIREMENTS.

     (a) PROHIBITION/COMPLIANCE/INDEMNITY. Tenant shall not cause or permit any Hazardous Materials (as hereinafter defined) to be brought upon, kept, used, stored, handled, treated, generated in or about, or released or disposed of from, the Premises or the Project in violation of applicable Environmental Requirements (as hereinafter defined) by Tenant or any Tenant Party. If Tenant breaches the obligation stated in the preceding sentence, or if the presence of Hazardous Materials in the Premises during the Term or any holding over results in contamination of the Premises, the Project or any adjacent property or if contamination of the Premises, the Project or any adjacent property by Hazardous Materials brought into, kept, used, stored, handled, treated, generated in or about, or released or disposed of from, the Premises by anyone other than Landlord and Landlord's employees, agents and contractors otherwise occurs during the Term or any holding over, Tenant hereby indemnifies and shall defend and hold Landlord, its officers, directors, employees, agents and contractors harmless from any and all actions (including, without limitation, remedial or enforcement actions of any kind, administrative or judicial proceedings, and orders or judgments arising out of or resulting therefrom), costs, claims, damages (including, without limitation, punitive damages and damages based upon diminution in value of the Premises or the Project, or the loss of, or restriction on, use of the Premises or any portion of the Project), reasonable expenses (including, without limitation, attorneys', consultants' and experts' fees, court costs and amounts paid in settlement of any claims or actions), fines, forfeitures or other civil, administrative or criminal penalties, injunctive or other relief (whether or not based upon personal injury, property damage, or contamination of, or adverse effects upon, the environment, water tables or natural resources), liabilities or losses (collectively, "Environmental Claims") which arise during or after the Term as a result of such contamination. This indemnification of Landlord by Tenant includes, without limitation, costs incurred in connection with any investigation of site conditions or any cleanup, treatment, remedial, removal, or restoration work required by any federal, provincial, or local Governmental Authority because of Hazardous Materials present in the air, soil or ground water above, on, or under the Premises. Without limiting the foregoing, if the presence of any Hazardous Materials on the Premises, the Project or any adjacent property caused or permitted by Tenant or any Tenant Party results in any contamination of the Premises, the Project or any adjacent property, Tenant shall promptly take all actions at its sole expense and in accordance with applicable Environmental Requirements as are necessary to return the Premises, the Project or any adjacent property to the condition existing prior to the time of such contamination, provided that Landlord's approval of such action shall first be obtained, which approval shall not unreasonably be withheld so long as such actions would not potentially have any material adverse long-term or short-term effect on the Premises or the Project.

     (b) BUSINESS. Landlord acknowledges that it is not the intent of this
SECTION 29 to prohibit Tenant from using the Premises for the Permitted Use. Tenant may operate its business according to prudent industry practices so long as the use or presence of Hazardous Materials is strictly and properly monitored according to all then applicable Environmental Requirements. As a material inducement to Landlord to allow Tenant to use Hazardous

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                             525 CARTIER BOULEVARD WEST, LAVAL, QUEBEC - PAGE 27

Materials in connection with its business, Tenant agrees to deliver to Landlord prior to the Commencement Date a list identifying each type of Hazardous Materials to be brought upon, kept, used, stored, handled, treated, generated on, or released or disposed of from, the Premises and setting forth any and all governmental approvals or permits required in connection with the presence, use, storage, handling, treatment, generation, release or disposal of such Hazardous Materials on or from the Premises ("Hazardous Materials List"). Tenant shall deliver to Landlord an updated Hazardous Materials List at least once a year and shall also deliver an updated list before any new Hazardous Material is brought onto, kept, used, stored, handled, treated, generated on, or released or disposed of from, the Premises. Tenant shall deliver to Landlord true and correct copies of the following documents (the "Haz Mat Documents") relating to the use, storage, handling, treatment, generation, release or disposal of Hazardous Materials prior to the Commencement Date, or if unavailable at that time, concurrent with the receipt from or submission to a Governmental
Authority: permits; approvals; reports and correspondence; storage and management plans, notice of violations of any Legal Requirements; plans relating to the installation of any storage tanks to be installed in or under the Project (provided, said installation of tanks shall only be permitted after Landlord has given Tenant its written consent to do so, which consent may be withheld in Landlord's reasonable discretion, and may be withheld in Landlord's sole and absolute discretion if such installation gives rise to an exclusion under the pollution liability insurance required hereunder); all closure plans or any other documents required by any and all federal, provincial, and local Governmental Authorities for any storage tanks installed in, on or under the Project for the closure of any such tanks; and a Surrender Plan (to the extent surrender in accordance with SECTION 27 cannot be accomplished in 3 months). Tenant is not required, however, to provide Landlord with any portion(s) of the Haz Mat Documents containing information of a proprietary nature which, in and of themselves, do not contain a reference to any Hazardous Materials or hazardous activities, or, provided that the same does not give rise to legal or financial liability or risk on the part of Landlord, any Haz Mat Document that Tenant is not permitted to disclose under the terms of any agreement with another person. It is not the intent of this Section to provide Landlord with information which could be detrimental to Tenant's business should such information become possessed by Tenant's competitors.

     (c) TESTING. Landlord shall have the right to conduct annual tests of the Premises to determine whether any contamination of the Premises or the Project has occurred as a result of Tenant's use. Except as provided below, Landlord shall be required to pay the cost of such annual test of the Premises; provided, however, that if Tenant conducts its own tests of the Premises using third party contractors and test procedures reasonably acceptable to Landlord which tests are certified to Landlord, Landlord shall accept such tests in lieu of the annual tests that might otherwise be performed by Landlord. In connection with such testing, upon the request of Landlord, Tenant shall deliver to Landlord or its consultant non-proprietary information concerning the use of Hazardous Materials in or about the Premises by Tenant or any Tenant Party reasonably requested by Landlord. If contamination has occurred for which Tenant is liable under this SECTION 29, Tenant shall pay all costs to conduct such tests. If no such contamination is found, Landlord shall pay the costs of such tests (which shall not constitute Additional Rent). Landlord shall provide Tenant with a copy of all third party, non-confidential reports and tests of the Premises made by or on behalf of Landlord during the Term without representation or warranty and subject to a confidentiality agreement. Tenant shall, at its sole cost and expense, promptly and satisfactorily remediate any environmental conditions identified by such testing in accordance with all Environmental Requirements, to the extent required by Environmental Requirements, the pollution liability carrier, or reasonably required by

                             525 CARTIER BOULEVARD WEST, LAVAL, QUEBEC - PAGE 28

any mortgagee of the Property. Landlord's receipt of or satisfaction with any environmental assessment in no way waives any rights which Landlord may have against Tenant.

     (d) UNDERGROUND TANKS. If underground or other storage tanks storing Hazardous Materials located on the Premises or the Project are used by Tenant or are hereafter placed on the Premises or the Project by Tenant, Tenant shall install, use, monitor, operate, maintain, upgrade and manage such storage tanks, maintain appropriate records, obtain and maintain appropriate insurance, implement reporting procedures, properly close any underground storage tanks, and take or cause to be taken all other actions necessary or required under applicable provincial and federal Legal Requirements, as such now exists or may hereafter be adopted or amended in connection with the installation, use, maintenance, management, operation, upgrading and closure of such storage tanks.

     (e) TENANT'S OBLIGATIONS. Tenant's obligations under this SECTION 29 shall survive the expiration or earlier termination of the Lease. During any period of time after the expiration or earlier termination of this Lease required by Tenant or Landlord to complete the removal from the Premises of any Hazardous Materials, the removal of which is Tenant's obligation under this Lease (including, without limitation, the release and termination of any licenses or permits restricting the use of the Premises and the completion of the approved Surrender Plan), Tenant shall continue to pay the full Rent in accordance with this Lease for any portion of the Premises not relet by Landlord in Landlord's sole discretion, which Rent shall be prorated daily.

     (f) DEFINITIONS. As used herein, the term "Environmental Requirements" means all applicable present and future statutes, regulations, ordinances, rules, codes, judgments, orders, guidelines, or other similar enactments or promulgations, whether or not having the force of law, of any Governmental Authority regulating or relating to health, safety, or environmental conditions on, under, or about the Premises or the Project, or the environment, including without limitation, the Environmental Quality Act (Quebec), and all provincial and local counterparts thereto, and any regulations or policies promulgated or issued thereunder. As used herein, the term "Hazardous Materials" means and includes any substance, material, waste, pollutant, or contaminant listed or defined as hazardous or toxic, or regulated by reason of its impact or potential impact on humans, animals and/or the environment under any Environmental Requirements, asbestos and petroleum, including crude oil or any fraction thereof, natural gas liquids, liquefied natural gas, or synthetic gas usable for fuel (or mixtures of natural gas and such synthetic gas). As defined in Environmental Requirements, Tenant is and shall be deemed to be the "operator" of Tenant's "facility" and the "owner" of all Hazardous Materials brought on the Premises by Tenant or any Tenant Party, and the wastes, by-products, or residues generated, resulting, or produced therefrom.

     30. TENANT'S REMEDIES/LIMITATION OF LIABILITY. Landlord shall not be in default hereunder unless Landlord fails to perform any of its obligations hereunder within 30 days after written notice from Tenant specifying such failure (unless such performance will, due to the nature of the obligation, require a period of time in excess of 30 days, then after such period of time as is reasonably necessary). Upon any default by Landlord, Tenant shall give notice by registered or certified mail to any Holder of a Mortgage covering the Premises and Tenant shall offer such Holder a reasonable opportunity to cure the default, including time to obtain possession of the Project by power of sale or a judicial action if such should prove necessary to effect a cure; PROVIDED Landlord shall have furnished to Tenant in writing the names and addresses of all such persons who are to receive such notices. All obligations of Landlord hereunder shall be construed as covenants, not conditions; and, except as may be otherwise expressly provided in this Lease, Tenant may not terminate this Lease for breach of Landlord's obligations hereunder.

                             525 CARTIER BOULEVARD WEST, LAVAL, QUEBEC - PAGE 29

     All obligations of Landlord under this Lease will be binding upon Landlord only during the period of its ownership of the Premises and not thereafter. The term "LANDLORD" in this Lease shall mean only the owner for the time being of the Premises. Upon the transfer by such owner of its interest in the Premises, such owner shall thereupon be released and discharged from all obligations of Landlord thereafter accruing, but such obligations shall be binding during the Term upon each new owner for the duration of such owner's ownership.

     31. INSPECTION AND ACCESS; CONFIDENTIALITY. Landlord and its agents, representatives, and contractors may enter the Premises at any reasonable time to inspect the Premises and to make such repairs as may be required or permitted to be made by Landlord pursuant to this Lease and for any other business purpose. Landlord and Landlord's representatives may enter the Premises during business hours on not less than 48 hours advance written notice (except in the case of emergencies in which case no such notice shall be required and such entry may be at any time) for the purpose of effecting any such repairs, inspecting the Premises, showing the Premises to prospective purchasers and, during the last year of the Term, to prospective tenants or for any other business purpose. Landlord may erect a suitable sign on the Premises in a location mutually agreed upon by Landlord and Tenant stating the Premises are available to let or that the Project is available for sale, provided that any signage for leasing shall be permitted only during the last year of the Term. Landlord may grant servitudes on or about the Premises, PROVIDED that no such servitude materially adversely affects Tenant's use or occupancy of the Premises for the Permitted Use or the exercise of Tenant's rights under this Lease (including without limitation, Tenant's right to construct an Expansion). At Landlord's request, Tenant shall execute such instruments as may be necessary for such easements. Tenant shall at all times, except in the case of emergency, have the right to escort Landlord or its agents, representatives, contractors or guests while the same are in the Premises, provided such escort does not materially and adversely affect Landlord's access rights hereunder. Tenant may require that Landlord undergo any training normally required for access to portions of the Premises prior to permitting Landlord to access such portions of the Premises (except in case of emergency). In making any entry upon the Premises, Landlord shall use reasonable efforts to not materially interfere with Tenant's use of the Premises or damage the Premises or any personal property located thereon, and shall repair any damage occasioned thereby. Landlord shall treat as confidential and shall not disclose information about Tenant or Tenant's operations in the Premises discovered pursuant to Landlord's entry upon the Premises (other than information generally known and available to the public), unless required to be disclosed under applicable Legal Requirements or to insurance carriers. Landlord shall use reasonable efforts to cause any agents and consultants engaged by Landlord to enter onto the Premises to adhere to such confidentiality standards.

     32. SECURITY. Tenant acknowledges and agrees that security devices and services, if any, while intended to deter crime may not in given instances prevent theft or other criminal acts and that Landlord is not providing any security services with respect to the Premises. Tenant agrees that Landlord shall not be liable to Tenant for, and Tenant waives any claim against Landlord with respect to, any loss by theft or any other damage suffered or incurred by Tenant in connection with any unauthorized entry into the Premises or any other breach of security with respect to the Premises. Tenant shall be solely responsible for the personal safety of Tenant's officers, employees, agents, contractors, guests and invitees while any such person is in, on or about the Premises and/or the Project. Tenant shall at Tenant's cost obtain insurance coverage to the extent Tenant desires protection against such criminal acts.

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                             525 CARTIER BOULEVARD WEST, LAVAL, QUEBEC - PAGE 30

     33. FORCE MAJEURE. Landlord shall not be held responsible for delays in the performance of its obligations hereunder when caused by strikes, lockouts, labor disputes, weather, natural disasters, inability to obtain labor or materials or reasonable substitutes therefor, governmental restrictions, governmental regulations, governmental controls, delay in issuance of permits, enemy or hostile governmental action, civil commotion, fire or other casualty, and other causes beyond the reasonable control of Landlord ("FORCE MAJEURE").

     34. BROKERS, ENTIRE AGREEMENT, AMENDMENT. Landlord and Tenant each represents and warrants that it has not dealt with any broker, agent or other person (collectively, "BROKER) in connection with this transaction and that no Broker brought about this transaction, other than (REDACTED). Tenant shall be solely responsible, pursuant to a separate written agreement, for payment to (REDACTED) of any commission claimed by (REDACTED) in connection with this Lease, and agrees to indemnify and hold Landlord harmless from any claims for such commission or other compensation by (REDACTED). Landlord and Tenant each hereby agree to indemnify and hold the other harmless from and against any claims by any broker, other than the Broker named in this SECTION 34, claiming a commission or other form of compensation by virtue of having dealt with Tenant or Landlord, as applicable, with regard to this leasing transaction.

     35. LIMITATION ON LANDLORD'S LIABILITY. NOTWITHSTANDING ANYTHING SET FORTH HEREIN OR IN ANY OTHER AGREEMENT BETWEEN LANDLORD AND TENANT TO THE CONTRARY (BUT WITHOUT LIMITING LANDLORD'S OBLIGATIONS UNDER THAT CERTAIN PURCHASE AND SALE AGREEMENT AND JOINT ESCROW INSTRUCTIONS AMONG LANDLORD, TENANT, AND ID BIOMEDICAL CORPORATION PURSUANT TO WHICH LANDLORD ACQUIRED THE PREMISES FROM TENANT) AND WITHOUT LIMITING LANDLORD'S OBLIGATIONS UNDER SECTION 31): (A) LANDLORD SHALL NOT BE LIABLE TO TENANT OR ANY OTHER PERSON FOR (AND TENANT AND EACH SUCH OTHER PERSON ASSUME ALL RISK OF) LOSS, DAMAGE OR INJURY, WHETHER ACTUAL OR CONSEQUENTIAL TO: TENANT'S PERSONAL PROPERTY OF EVERY KIND AND DESCRIPTION, INCLUDING, WITHOUT LIMITATION TRADE FIXTURES, EQUIPMENT, INVENTORY, SCIENTIFIC RESEARCH, SCIENTIFIC EXPERIMENTS, LABORATORY ANIMALS, PRODUCT, SPECIMENS, SAMPLES, AND/OR SCIENTIFIC, BUSINESS, ACCOUNTING AND OTHER RECORDS OF EVERY KIND AND DESCRIPTION KEPT AT THE PREMISES AND ANY AND ALL INCOME DERIVED OR DERIVABLE THEREFROM; (B) THERE SHALL BE NO PERSONAL RECOURSE TO LANDLORD FOR ANY ACT OR OCCURRENCE IN, ON OR ABOUT THE PREMISES OR ARISING IN ANY WAY UNDER THIS LEASE OR ANY OTHER AGREEMENT BETWEEN LANDLORD AND TENANT WITH RESPECT TO THE SUBJECT MATTER HEREOF AND ANY LIABILITY OF LANDLORD HEREUNDER SHALL BE STRICTLY LIMITED SOLELY TO LANDLORD'S INTEREST IN THE PROJECT OR ANY PROCEEDS FROM SALE OR CONDEMNATION THEREOF AND ANY INSURANCE PROCEEDS PAYABLE IN RESPECT OF LANDLORD'S INTEREST IN THE PROJECT OR IN CONNECTION WITH ANY SUCH LOSS; AND
(C) IN NO EVENT SHALL ANY PERSONAL LIABILITY BE ASSERTED AGAINST ANY OF LANDLORD'S OFFICERS, DIRECTORS, EMPLOYEES, AGENTS OR CONTRACTORS. UNDER NO CIRCUMSTANCES SHALL LANDLORD OR ANY OF LANDLORD'S OFFICERS, DIRECTORS, EMPLOYEES, AGENTS OR CONTRACTORS BE LIABLE FOR INJURY TO TENANT'S BUSINESS OR FOR ANY LOSS OF INCOME OR PROFIT THEREFROM.

     36. SEVERABILITY. If any clause or provision of this Lease is illegal, invalid or unenforceable under present or future laws, then and in that event, it is the intention of the

                             525 CARTIER BOULEVARD WEST, LAVAL, QUEBEC - PAGE 31

parties hereto that the remainder of this Lease shall not be affected thereby. It is also the intention of the parties to this Lease that in lieu of each clause or provision of this Lease that is illegal, invalid or unenforceable, there be added, as a part of this Lease, a clause or provision as similar in effect to such illegal, invalid or unenforceable clause or provision as shall be legal, valid and enforceable.

     37. NO TERMINATION, ABATEMENT, ETC. Except as otherwise expressly set forth in this Lease, Tenant shall remain bound by this Lease in accordance with its terms and shall neither take any action to modify, surrender or terminate the same, nor seek nor be entitled to any abatement, deduction, deferment or reduction of Rent, or set-off against the Rent, nor shall the respective obligations of Landlord and Tenant be otherwise affected by reason of (a) any damage to, or destruction of, the Premises or any portion thereof from whatever cause, or any Taking of the Premises or any portion thereof, (b) the lawful or unlawful prohibition of, or restriction upon, Tenant's use of the Premises or any portion thereof, the interference with such use by any Person or by reason of any eviction by paramount title, or any other defect in title, or Tenant's acquisition of ownership of the Premises otherwise than pursuant to an express provision of this Lease, except to the extent of any intentional breach of Landlord's covenant of quiet enjoyment set forth in Section 23, (c) any claim which Tenant has or might have against Landlord or by reason of any default or breach of any warranty by Landlord under this Lease or any other agreement between Landlord and Tenant, or to which Landlord and Tenant are parties, or (d) any bankruptcy, insolvency, reorganization, composition, readjustment, liquidation, dissolution, winding up or other proceedings affecting Landlord or any assignee or transferee of Landlord, or any action with respect to this Lease that may be taken by a trustee or receiver of Landlord or any assignee of Landlord or by any court in any such proceeding. Tenant hereby specifically waives all rights, arising from any occurrence whatsoever, which may now or hereafter be available to Tenant by law or in equity to (i) modify, surrender or terminate this Lease or quit or surrender the Premises or any portion thereof, or (ii) entitle Tenant to any abatement, reduction, suspension or deferment of the Rent or other sums payable by Tenant hereunder, except as otherwise specifically provided in this Lease. The obligations of Landlord and Tenant hereunder shall be separate and independent covenants and agreements and the Base Rent and Additional Rent and all other sums payable by Tenant hereunder shall continue to be payable in all events unless the obligations to pay the same shall be terminated pursuant to the express provisions of this Lease.

     38. EXTENSION OPTION. Tenant shall have the option to extend the Term for three (3) additional periods of five (5) years (each an "EXTENSION TERM") commencing upon the expiration of the original Term or the preceding Extension Term, as applicable, provided that Tenant shall give Landlord written notice of Tenant's irrevocable exercise of such option at least twelve (12) months, but no more than fifteen (15) months (except in the case of the extension of the Term in connection with the exercise of the Expansion option under Section 39 below, in which case the notice may be given whenever Tenant exercises its Expansion option and the notice may provide that Tenant is exercising options with respect to one or more Extension Terms), prior to the expiration of the original Term, or the then-current Extension Term, and provided further that at both the time of the giving such notice and at the time of the commencement of the applicable Extension Term: (a) the Lease is in full force and effect, and (b) Tenant is not in default beyond any applicable cure period in the performance or observance of any of the terms and provisions of this Lease on the part of the Tenant to be performed or observed. Prior to the exercise by Tenant of each option, the expression "Term" shall mean the original Term, and after the exercise by Tenant of each option, the expression "Term" shall mean the original Term as it has been extended by the Extension Term. All the terms,

                             525 CARTIER BOULEVARD WEST, LAVAL, QUEBEC - PAGE 32

covenants, conditions, provisions and agreements in the Lease contained shall be applicable to each Extension Term, including, without limitation, the Base Rent increase provisions of Section 4 above, except that in no event shall Tenant have the right to extend the Term for more than three (3) Extension Terms. If Tenant shall give notice of its exercise of said option to extend in the manner and within the time period provided aforesaid, the Term shall be extended upon the giving of such notice without the requirement of any further action on the part of either Landlord or Tenant. If Tenant shall fail to give timely notice of the exercise of any such option as aforesaid, Tenant shall have no right to extend the Term of this Lease, time being of the essence of the foregoing provisions.

     39. EXPANSION OPTION. Provided that, at the time of delivery of Tenant's notice of exercise of its option to expand pursuant to this Section 39, (a) the Lease is in full force and effect, (b) Tenant is not in default beyond any applicable cure period in the performance or observance of any of the terms and provisions of this Lease on the part of the Tenant to be performed or observed,
(c) Tenant has neither assigned the Lease nor sublet more than 49% of the Premises (excluding Permitted Transfers), (d) Tenant's financial condition has not materially declined from its financial condition as of the date of this Lease, and (d) not more (REDACTED) of the Term have elapsed (the "EXPANSION CONDITIONS"), Tenant shall have the right to expand the improvements currently located on the Premises and to add one or more additional improvements to the Premises (in each case, an "EXPANSION") on the terms set forth herein. Tenant's rights to effect an Expansion are in addition to Tenant's rights to make Alterations and Installations pursuant to SECTION 12. Any such Expansion shall be subject to Landlord's prior review and reasonable approval of the plans and specifications for the Expansion, taking into account the Permitted Use of the Premises, applicable Legal Requirements, and commercial real estate industry standards for facilities similar to the Project. The Expansion shall be performed in accordance with the requirements of SECTION 12 above, but Landlord may not require Tenant to remove the Expansion. Tenant shall diligently prosecute any Expansion to completion in accordance with a schedule of construction proposed by Tenant and approved by Landlord at the time of approval of the plans and specifications therefor, which approval shall not be unreasonably withheld. The plan approval process shall be the process described in the second paragraph of Section 12. Provided that the Expansion Conditions have been satisfied, and provided that there are at (REDACTED) remaining in the initial Term, or at the time of Tenant's exercise of its rights hereunder, Tenant exercises one or more options for an Extension Term pursuant to Section 38 above so that at (REDACTED) remain in the Term following such exercise, Landlord shall make available to Tenant an Expansion Allowance to reimburse Tenant for the costs of such Expansion, in the amount of (REDACTED) foot of new net rentable space created by such Expansion (up to the maximum square footage permitted to be added to the Premises under applicable zoning and other legal requirements) ("EXPANSION ALLOWANCE"), which estimated amount Tenant shall specify in its exercise of its option hereunder, but which amount Tenant may revise to correspond to changes in the plans for the Expansion; PROVIDED, that if more (REDACTED) of the floor area to be added by the Expansion would be dedicated to office and/or storage use, the amount of the allowance for each square foot of space to be dedicated to office and/or storage use in excess (REDACTED) of the Expansion area shall be reduced (REDACTED). The Expansion Allowance shall be disbursed upon delivery to Landlord of a certificate of occupancy for the Expansion and the documentation required under SECTION 12 above. In the event Tenant elects to utilize any part of the Expansion Allowance, the annual Base Rent hereunder shall be increased from and after the month in which the Expansion Allowance is disbursed (REDACTED) (provided that if the (REDACTED) is then in excess (REDACTED) the increase shall be based (REDACTED) points over the 10-year US Treasury Rate) for (REDACTED) of allowance so used (but the Base Rent shall not otherwise be increased as the

                             525 CARTIER BOULEVARD WEST, LAVAL, QUEBEC - PAGE 33

result of an Expansion. (For example only, in the event that the 10-year US Treasury Rate is (REDACTED) less and Tenant uses an Expansion Allowance of (REDACTED), then annual Base Rent hereunder shall be increased (REDACTED). (REDACTED) As a second example, in the event that the 10-year US Treasury Rate is 6.5% and Tenant uses an Expansion Allowance (REDACTED), then annual Base Rent hereunder shall be increased (REDACTED) This Expansion option shall be personal to ID Biomedical Corporation of Quebec, as the initial tenant hereunder, except that the Expansion option may also be exercised by any assignee permitted under clause (a) of the second paragraph of SECTION 21 (B). Upon completion of any Expansion, the expression "Premises" shall include the improvements added as part of the Expansion. All the terms, covenants, conditions, provisions and agreements in the Lease contained shall be applicable to any improvements on the Premises created by the Expansion.

     40. MISCELLANEOUS.

     (a) NOTICES. All notices or other communications between the parties shall be in writing and shall be deemed duly given upon delivery or refusal to accept delivery by the addressee thereof if delivered in person, or by nationally reputable overnight guaranty courier, addressed and sent to the parties at their addresses set forth above. Landlord and Tenant may from time to time by written notice to the other designate another address for receipt of future notices.

     (b) JOINT AND SEVERAL LIABILITY. If and when included within the term "Tenant," as used in this instrument, there is more than one person or entity, each shall be jointly and severally liable for the obligations of Tenant.

     (c) REGISTRATION. Landlord and Tenant acknowledge that this Lease is evidenced by a memorandum of lease dated the date hereof and registered with the Laval, Quebec Land Records. At the expiration or earlier termination of this Lease, Tenant agrees to execute a memorandum of termination of lease or other required document necessary to remove such memorandum from the public records.

     (d) INTERPRETATION. The normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Lease or any exhibits or amendments hereto. Words of any gender used in this Lease shall be held and construed to include any other gender, and words in the singular number shall be held to include the plural, unless the context otherwise requires. The captions inserted in this Lease are for convenience only and in no way define, limit or otherwise describe the scope or intent of this Lease, or any provision hereof, or in any way affect the interpretation of this Lease.

     (e) NOT BINDING UNTIL EXECUTED. The submission by Landlord to Tenant of this Lease shall have no binding force or effect, shall not constitute an option for the leasing of the Premises, nor confer any right or impose any obligations upon either party until execution of this Lease by both parties.

     (f) LIMITATIONS ON INTEREST. It is expressly the intent of Landlord and Tenant at all times to comply with applicable law governing the maximum rate or amount of any interest payable on or in connection with this Lease. If applicable law is ever judicially interpreted so as to render usurious any interest called for under this Lease, or contracted for, charged, taken, reserved, or received with respect to this Lease, then it is Landlord's and Tenant's express intent that all excess amounts theretofore collected by Landlord be credited on the applicable obligation (or, if the obligation has been or would thereby be paid in full, refunded to Tenant), and the provisions of this Lease immediately shall be deemed reformed and the amounts

                             525 CARTIER BOULEVARD WEST, LAVAL, QUEBEC - PAGE 34

thereafter collectible hereunder reduced, without the necessity of the execution of any new document, so as to comply with the applicable law, but so as to permit the recovery of the fullest amount otherwise called for hereunder.

     (g) CHOICE OF LAW. Construction and interpretation of this Lease shall be governed by the internal laws of the Province of Quebec.

     (h) TIME. Time is of the essence as to the performance of Tenant's obligations under this Lease.

     (i) INCORPORATION BY REFERENCE. All exhibits and addenda attached hereto are hereby incorporated into this Lease and made a part hereof. If there is any conflict between such exhibits or addenda and the terms of this Lease, such exhibits or addenda shall control.

     (j) FINANCIAL INFORMATION. During the Term, and so long as ID Biomedical Corporation, a British Columbia corporation ("Guarantor"), remains the guarantor of Tenant's obligations under this Lease, Tenant shall furnish Landlord with true and correct copies of the most recent unaudited quarterly financial statements of Guarantor not more than 45 days after the end of each calendar quarter and true and correct copies of its most recent audited annual financial statements not more than 90 days after the close of Tenant's fiscal year. Tenant shall also furnish Landlord, upon Landlord's request, with any other financial information or summaries that Guarantor typically provides to its shareholders or lenders. Landlord agrees that, provided Guarantor remains a publicly-traded company, Guarantor's periodic filings with the Securities and Exchange Commission shall fulfill the requirements of this provision. If Guarantor is no longer a guarantor of Tenant's obligations under this Lease, Tenant shall furnish Landlord with the foregoing information with respect to Tenant and any successor guarantor of the obligations of Tenant hereunder.

     (k) WAIVER UNDER CIVIL CODE OF QUEBEC. Without limiting the generality of any other provision of this Lease, Tenant hereby waives the benefit (REDACTED).

     (l) NO SUPERFICIES. Landlord and Tenant expressly declare that no superficies results from this Lease or any of the transactions contemplated herein, and Tenant hereby expressly waives the right to assert that it is the beneficiary of any right of superficies. Without limiting the generality of the foregoing, Tenant expressly waives any right which it may have pursuant to the second paragraph of (REDACTED) to acquire ownership of subsoil.

     (m) LANGUAGE OF AGREEMENT. The parties declare that they have requested and do hereby confirm their request that the present agreement be in English; les parties declarent qu'elles ont exige et par les presentes confirment leur demande que la presente soit redigee en anglais.

     (n) CANADIAN CURRENCY. All sums of money referred to in this Lease are in Canadian dollars unless otherwise specifically stated.


     IN WITNESS WHEREOF, Landlord and Tenant have executed this Lease as of the day and year first above written.

                             525 CARTIER BOULEVARD WEST, LAVAL, QUEBEC - PAGE 35


LANDLORD:                                   A.R.E. Quebec No. 1, Inc., a Quebec corporation

                                            By:_________________________________

                                            Name:_______________________________

                                            Its:________________________________



TENANT:                                     ID Biomedical Corporation of Quebec, a Quebec
                                            corporation


                                            By:_________________________________

                                            Name:_______________________________

                                            Its:________________________________

                              525 CARTIER BOULEVARD WEST, LAVAL, QUEBEC - PAGE 1

                               EXHIBIT A TO LEASE

                             DESCRIPTION OF PROJECT

                             525 CARTIER BOULEVARD WEST, LAVAL, QUEBEC  - PAGE 1


                               EXHIBIT B TO LEASE

                              INTENTIONALLY OMITTED

                              525 CARTIER BOULEVARD WEST, LAVAL, QUEBEC - PAGE 3

                               EXHIBIT C TO LEASE

                          LANDLORD'S CONSENT AND WAIVER

     This LANDLORD'S CONSENT AND WAIVER (this "Consent") is made as of _____________, 200_, between A.R.E. QUEBEC NO. 1, INC., a company incorporated under the Companies Act (Quebec) ("Landlord"), ID BIOMEDICAL CORPORATION OF QUEBEC, a company incorporated under the Companies Act (Quebec) ("Tenant"),and _______________________, a ____________ ("Lender"), with respect to the following Recitals:

                                    RECITALS

     A. Landlord has leased to Borrower certain premises located at 525 Cartier Boulevard West, Laval, Quebec (the "Premises") pursuant to a lease dated January ___, 2005 (the "Lease").

     B. In connection with Lender's proposed extension of credit to Borrower to finance certain equipment or other personal property to be located at the Premises, Lender has requested that Landlord execute and deliver this Consent in order to enable Lender to preserve and enforce any security interest Lender may have in such equipment or other personal property.

     NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. LANDLORD'S WAIVER. Landlord hereby waives any right of distraint and any lien or hypothec of Landlord contained in the Lease against that personal property owned by Borrower and located on the Premises and expressly described on EXHIBIT A attached hereto and incorporated herein (the "Collateral") which would permit Landlord to possess or sell Borrower's interest in the Collateral before obtaining a judgment. Landlord does not waive any right to obtain and enforce any judgment lien except as expressly provided in this SECTION 1.

         If additional items financed by Lender are brought onto the Premises by Borrower after the date hereof, then the parties to this Consent may amend EXHIBIT A to include such items. Landlord's waiver shall not apply to any items not included on EXHIBIT A. To amend EXHIBIT A, Lender and Borrower shall prepare a new schedule of items in which Lender may have an interest, and shall submit such schedule to Landlord. Landlord, in its reasonable discretion, and provided that Borrower is not in default under the Lease, shall acknowledge in writing such schedule, in which event the schedule shall become EXHIBIT A to this Consent.

2.   TERMINATION OF LANDLORD'S WAIVER. The agreements of Landlord set forth in
     SECTION 1 shall terminate automatically upon the earliest to occur of the following: (a) the satisfaction of all obligations owed by Borrower to Lender, (b) the date on which Lender has no further interest in the Collateral or has removed or abandoned all of the Collateral (including any deemed abandonment as set forth in SECTION 3 below), (c) Lender's voluntary delivery to Landlord of a release of its rights with respect to the Collateral or under this Consent, or (d) the termination of the Lease, subject to the time period set forth in SECTION 3 if the Notice Period in
     SECTION 3 has not expired prior to the termination

                              525 CARTIER BOULEVARD WEST, LAVAL, QUEBEC - PAGE 1

     of the Lease. Notwithstanding the foregoing, Lender and Borrower shall execute and deliver to Landlord, within 10 days after Landlord's request, such documents as may be reasonably requested by Landlord to evidence such termination.

3. BORROWER'S DEFAULT UNDER THE LEASE. In the event of a default by Borrower of any of its obligations under the Lease beyond any applicable notice and cure period, Lender shall remove all of the Collateral from the Premises, as follows. Lender shall do so within 14 days after delivery to Lender of written notice from Landlord of such default (which notice need not be delivered to Lender concurrently with any notice delivered to Borrower) (the "Notice Period"). If such Collateral is not removed before the end of the Notice Period, Lender shall pay rent to Landlord at the Rental Rate with respect to the entire Premises from the end of the Notice Period, and Lender shall continue to pay rent at the Rental Rate for as long as the Collateral remains on the Premises. The "Rental Rate" shall mean a rate equal to the monthly rate specified in the Lease. Lender's obligation to pay rent at the Rental Rate shall be contingent upon Lender's delivery of notice to Landlord of its affirmative election to commence payment of rent, which notice must be delivered before the end of the Notice Period. If Lender does not notify Landlord of its election to pay rent at the Rental Rate, or does not remove the Collateral before the end of the Notice Period, then the Collateral shall be deemed abandoned by Lender and by Borrower, and Lender's and Borrower's interest in the Collateral shall terminate immediately at the end of the Notice Period, without the necessity of further action by any person. Thereafter, Landlord may at any time, at its sole option and without any obligation, express or implied, of any kind whatsoever, take possession of the Collateral and have the Collateral disposed of and/or sold in any manner in Landlord's sole discretion. Lender and Borrower fully and completely, release, exculpate, discharge and acquit Landlord and its affiliates, subsidiaries, successors and assigns, and the officers, directors, employees and agents of each of them (collectively, with Landlord, the "Landlord Parties"), of and from any and all claims, demands, obligations, liabilities, damages, costs, losses and expenses, of every type which in any way arise out of, are connected with or relate to any storage, removal, disposal or sale of the Collateral by Landlord or the Landlord Parties in accordance with the terms of this Consent.

4. REMOVAL OF COLLATERAL. Borrower and Lender shall take whatever steps and use whatever methods as may be necessary to ensure that any entry upon, or any removal of, any of the Collateral from the Premises by Lender or its agents, consultants or employees does not cause or result in damage or harm to Landlord's or any other party's property, does not cause or result in a breach of the peace and does not unreasonably disturb any other tenant or other party. In no event shall Lender have any right to remove any Fixtures or any personal property other than the Collateral from the Premises.

5. DAMAGE TO THE PREMISES. Lender shall not damage either the Premises or any other property while removing any of the Collateral or at any other time while at the Premises, except as reasonably necessary to remove the Collateral, and shall be responsible for any damage caused by Lender, its agents or employees. Lender covenants that it shall repair all such damage and restore the Premises and any other such property to their condition immediately prior to Lender's removal of the Collateral as soon as reasonably possible, and pay Landlord rent at the Rental Rate for the period ending on the date that such repairs are completed if such repairs are not completed prior to the end of the Notice Period. The obligation of Lender to pay rent at the Rental Rate shall continue until all such repairs have been completed.

                              525 CARTIER BOULEVARD WEST, LAVAL, QUEBEC - PAGE 1

6. INSURANCE. Prior to the entry for removal of any of the Collateral from the Premises by Lender's Agents, Lender shall cause Lender's Agents to provide to Landlord a current insurance certificate showing Landlord as an additional insured on a policy of insurance with a reputable insurer, with a Best's rating of A+ or better, providing minimum limits of liability as follows: (REDACTED) aggregate damage/ occurrence. It is agreed that any right of entry granted herein is expressly conditioned upon compliance with the terms of this Section 6.

7. INDEMNITY. Borrower and Lender each agree to jointly and severally indemnify, defend and hold harmless Landlord and the Landlord Parties from any and all claims, damages, liabilities, assertions, causes of action or complaints (collectively, "Claims") arising out of or related to Lender's or Lender's agents', employees', or contractors' actions or inactions at the Premises, including without limitation Lender's removal of any of the Collateral. Further, Borrower and Lender each releases and exculpates Landlord from any liability in connection with the removal of the Collateral by Lender or its agents as permitted by this Consent, including without limitation, in violation of the terms of Borrower's agreement with Lender.

8. REMOVAL OF COLLATERAL IN THE ORDINARY COURSE. If Lender desires to remove any of the Collateral from the Premises (excluding any removal in accordance with the provisions of SECTION 3), Lender shall provide Landlord with at least two days prior written notice of the date and time it intends to cause Lender's Agents to remove such Collateral from the Premises. Landlord may reasonably object to Lender's desired timing, and Landlord may provide Lender with notice of its objection and specify an alternative date or time which is reasonably satisfactory to Landlord for the removal of such Collateral.

9. SALE; LEGAL RIGHTS. Except as expressly provided in this Consent, nothing contained herein shall prevent Landlord from exercising any of its rights under law, including, without limitation, the right to collect the costs of storage of the Collateral. Nothing contained herein shall give Lender and Lender's Agents the right to exhibit the Collateral, conduct a public or private sale of any of the Collateral on the Premises, or bring other persons onto the Premises, except persons directly engaged in the removal of the Collateral, without Landlord's prior written consent. Lender hereby indemnifies and agrees to defend and hold Landlord and the Landlord Parties harmless from all Claims resulting from any public or private sale by Lender of any of the Collateral on the Premises.

10. NO LEASE MODIFICATION. This Consent shall have no effect on, and shall not amend or modify, except as expressly provided herein, any of the rights and remedies of Landlord with respect to the Lease, Borrower or the Premises or any of the former or current tenants, obligors or guarantors of the Lease.

11. ATTORNEYS' FEES. If any action is brought by any party against any other party, relating to or arising out of this Consent, the transaction described herein or the enforcement hereof, the prevailing party shall be entitled to recover from the other party reasonable attorneys' fees, costs and expenses incurred in connection with the prosecution or defense of such action. For purposes of this Consent, the term "attorneys' fees" or "attorneys' fees and costs" shall mean the fees and expenses of counsel to the parties hereto, which may include printing, photostating, duplicating and other expenses, air freight charges, and fees billed for law clerks, paralegals and other persons not admitted to the bar but performing services under the supervision of an attorney, and the costs

                              525 CARTIER BOULEVARD WEST, LAVAL, QUEBEC - PAGE 1

     and fees incurred in connection with the enforcement or collection of any judgment obtained in any such proceeding. The provisions of this SECTION 11 shall survive the entry of any judgment, and shall not merge, or be deemed to have merged, into any judgment.

12. AUTHORITY. Each entity executing this Consent represents and warrants that it has the capacity set forth on the signature pages hereof with full power and authority to execute this Consent.

13. NOTICES. All notices, consents, requests, reports, demands or other communications hereunder (collectively, "NOTICES") shall be in writing and may be delivered personally, by reputable overnight delivery service or by facsimile transmission (with in the case of a facsimile transmission, confirmation by reputable overnight delivery service) to each of the parties at the following addresses:


         To Landlord:                       A.R.E. QUEBEC NO. 1, INC.
                                            c/o Alexandria Real Estate Equities, Inc.
                                            135 N. Los Robles Ave
                                            Suite 250
                                            Pasadena, CA 91101
                                            Attention:               Corporate Secretary
                                            Re: 30 Bearfoot Road, Northborough, MA
                                            Telephone:                    (626) 578-0777
                                            Facsimile:                    (626) 578-0770

         To Borrower:                       ID Biomedical Corporation of Quebec
                                            C/o ID Biomedical Corporation
                                            19204 North Creek Parkway, Suite 100
                                            Bothell, Washington 98011
                                            Attention:  Mr. Todd Patrick, President
                                            Telephone:  (425) 482-2601 ext. 6107
                                            Facsimile:   (425) 482-2502

         To Lender:
                                            -----------------------------------------------------

                                            -----------------------------------------------------

                                            -----------------------------------------------------

                                            Attention:
                                                                                        ---------
                                            Telephone:                            (___)
                                                                                        ---------
                                            Telecopy:                             (___)
                                                                                        ---------

     Any party may change its address for notice by written notice given to the others in the manner provided in this Section. Notices delivered by facsimile transmission shall be deemed to be delivered as of the date and time when transmission and delivery of such facsimile is when confirmed; and all other Notices shall have been deemed to have been delivered on the date of delivery or refusal.

14. MISCELLANEOUS. This Consent shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and assigns. This Consent shall be governed and construed in accordance with the laws of the province in which the Premises are located. No party shall be deemed to have waived any rights under this Consent unless such waiver is in writing and signed by the party whose rights are being

                              525 CARTIER BOULEVARD WEST, LAVAL, QUEBEC - PAGE 1

     waived. Without notice to Lender, except as expressly set forth herein, and without affecting the validity of this Consent, Landlord may do or fail to do anything it deems appropriate or necessary with respect to the Lease, Borrower, any tenants, obligors or guarantors of the Lease, or any Fixtures on the Premises. No delay or omission on the part of Landlord in exercising any right shall operate as a waiver of such right or any other right. A waiver by Landlord of any provision of this Consent shall not constitute a waiver of or prejudice Landlord's right to demand strict compliance with that provision or any other provision. Whenever consent by Landlord is required in this Consent or otherwise, the granting of such consent by Landlord in any one instance shall not constitute continuing consent to subsequent instances where such consent is required. This Consent may be executed in any number of counterparts, each of which shall be deemed an original, but all of which when taken together shall constitute one and the same instrument. The signature page of any counterpart may be detached therefrom and attached to an identical counterpart to form a fully executed original. This Consent constitutes the entire agreement of the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, whether oral and written, between the parties with respect to the matters contained in this Consent.

15. EFFECTIVENESS OF CONSENT Notwithstanding anything to the contrary set forth in this Consent, the agreements of Landlord in this Consent shall be null and void and of no force or effect unless on or before the date which is ten business days after Landlord's execution of this Consent (as evidenced by the date set forth below Landlord's signature on this Consent) Landlord receives original(s) of this Consent duly executed by Lender and Borrower. If Landlord fails to receive such original Consents on or before such date, this Consent shall terminate without any further action by Landlord.

16. LANGUAGE CLAUSE. The parties declare that they have requested and do hereby confirm their request that the present agreement be in English; les parties declarent qu'elles ont exige et par les presentes confirment leur demande que la presente soit redigee en anglais.


     BORROWER AND LENDER ACKNOWLEDGE HAVING READ ALL PROVISIONS OF THIS CONSENT AND AGREE TO ITS TERMS.

                        [ SIGNATURES ON FOLLOWING PAGES ]

                              525 CARTIER BOULEVARD WEST, LAVAL, QUEBEC - PAGE 1

 LANDLORD:                                  A.R.E. Quebec No. 1, Inc., a Quebec corporation

                                            By:_________________________________

                                            Name:_______________________________

                                            Its:________________________________


Effective Date (cf. Section 16): ________________

LENDER:                                        _________________________________,

                                               a _______________________________

                                               By:______________________________

                                               Title:___________________________

                                               Date:____________________________



BORROWER:                                   ID Biomedical Corporation of Quebec, a Quebec
                                            corporation


                                            By:_________________________________

                                            Name:_______________________________

                                            Its:________________________________






                                                     Date:______________________


                              525 CARTIER BOULEVARD WEST, LAVAL, QUEBEC - PAGE 1

                                    EXHIBIT A

                            DESCRIPTION OF COLLATERAL

                          Attach Schedule of Collateral





                               Exhibit F - Page 1

                              525 CARTIER BOULEVARD WEST, LAVAL, QUEBEC - PAGE 1


                               EXHIBIT D TO LEASE

                        APPROVED FORM OF LETTER OF CREDIT

                                  See attached


                               Exhibit F - Page 2

                              525 CARTIER BOULEVARD WEST, LAVAL, QUEBEC - PAGE 1


                      IRREVOCABLE STANDBY LETTER OF CREDIT

LETTER OF CREDIT NO.:                                        [INSERT NUMBER]

DATE OF ISSUE:                                               [INSERT DATE]

APPLICANT:                                                   ID BIOMEDICAL CORPORATION
                                                             19204 North Creek Parkway, Suite 100
                                                             Bothell, WA 98011

BENEFICIARY:                                                 [ARE OWNERSHIP ENTITY]
                                                             135 N. Los Robles Avenue, Suite 250
                                                             Pasadena, CA 91101

AMOUNT:                                                      [INSERT AMOUNT; SPECIFY CANADIAN (LAVAL) OR US
                                                             (MASSACHUSETTS ) DOLLARS]

EXPIRATION DATE                                              [INSERT DATE]

PLACE FOR PRESENTATION OF DOCUMENTS:                         (REDACTED)

WE HEREBY ESTABLISH OUR IRREVOCABLE STANDBY LETTER OF CREDIT IN FAVOR OF THE BENEFICIARY FOR THE ACCOUNT OF THE APPLICANT AVAILABLE BY YOUR DRAFTS DRAWN ON US AT SIGHT IN THE FORM OF ANNEX I AND ACCOMPANIED BY THE WRITTEN STATEMENT PURPORTEDLY SIGNED BY THE BENEFICIARY STATING THAT:

                  "BENEFICIARY IS ENTITLED TO DRAW UNDER THIS LETTER OF CREDIT PURSUANT TO THE TERMS OF THAT CERTAIN LEASE BETWEEN [ARE ENTITY] AND ID BIOMEDICAL CORPORATION OF [QUEBEC/NORTHBOROUGH] DATED __________ WITH RESPECT TO PROPERTY LOCATED AT [525 CARTIER BOULEVARD WEST, LAVAL, (REDACTED) NORTHBOROUGH, MASSACHUSETTS].


PARTIAL DRAWINGS MAY BE MADE UNDER THIS LETTER OF CREDIT.


IT IS A CONDITION OF THIS IRREVOCABLE STANDBY LETTER OF CREDIT THAT THE EXPIRATION DATE SHALL BE DEEMED AUTOMATICALLY EXTENDED WITHOUT AMENDMENT FOR ONE YEAR PERIODS FROM THE PRESENT OR ANY EXTENDED EXPIRATION DATE HEREOF, UNLESS, AT LEAST 30 DAYS PRIOR TO ANY SUCH EXPIRATION DATE, WE SHALL NOTIFY YOU IN WRITING BY CERTIFIED MAIL AT THE ABOVE LISTED ADDRESS THAT WE ELECT NOT TO CONSIDER THIS IRREVOCABLE STANDBY LETTER OF CREDIT RENEWED FOR ANY SUCH ADDITIONAL PERIOD. UPON RECEIPT BY YOU OF SUCH NOTICE, YOU MAY DRAW HEREUNDER BY MEANS OF YOUR DRAFT(S) ON US AT SIGHT, SIGNED BY THE BENEFICIARY, ACCOMPANIED BY A STATEMENT, SIGNED BY THE BENEFICIARY, STATING THAT:

                               Exhibit F - Page 3

                              525 CARTIER BOULEVARD WEST, LAVAL, QUEBEC - PAGE 1

                  AS OF THE DATE OF THIS DRAWING, THE BENEFICIARY HAS NOT RECEIVED A SUBSTITUTE LETTER OF CREDIT OR OTHER INSTRUMENT ACCEPTABLE TO THE BENEFICIARY AS SUBSTITUTE FOR BANK LETTER OF CREDIT NO. [INSERT L/C NO.]


THIS LETTER OF CREDIT IS TRANSFERABLE. THIS LETTER OF CREDIT MAY BE TRANSFERRED TO YOUR TRANSFEREES OR SUCCESSORS (WITHOUT LIMITATION AS TO NUMBERS OF TRANSFERS) AT NO COST TO YOU OR TO THE TRANSFEREE(S) BY YOUR DELIVERY TO US OF THE ATTACHED ANNEX II DULY COMPLETED AND EXECUTED BY THE THEN BENEFICIARY AND ACCOMPANIED BY THE ORIGINAL LETTER OF CREDIT AND ALL AMENDMENTS, IF ANY. APPLICANT SHALL BE RESPONSIBLE FOR THE PAYMENT OF ANY TRANSFER FEE AND ANY OTHER REQUIREMENTS RELATIVE TO THE UCP 500 (AS HEREINAFTER DEFINED).


IN THE EVENT THIS LETTER OF CREDIT IS TRANSFERRED, THE TRANSFEREE SHALL BE THE BENEFICIARY HEREOF AND DRAFTS AND DOCUMENTS PURSUANT HERETO SHALL BE EXECUTED BY A REPRESENTATIVE OF THE TRANSFEREE.


ALL DRAFTS, ACCOMPANYING DOCUMENTS AND OTHER COMMUNICATIONS REQUIRED OR PERMITTED UNDER THIS LETTER OF CREDIT MUST BE MARKED: "DRAWN UNDER BANK LETTER OF CREDIT NO. [INSERT L/C NO.]"


ALL DRAFTS AND ACCOMPANYING DOCUMENTS MAY BE PRESENTED AT, AND ALL COMMUNICATIONS WITH RESPECT TO THIS LETTER OF CREDIT SHALL BE IN WRITING AND DELIVERED, EITHER IN PERSON OR BY OVERNIGHT COURIER SERVICE, TO OUR OFFICES AT [______________(REDACTED)].


WE HEREBY ENGAGE WITH YOU THAT ALL DRAFTS DRAWN UNDER AND IN COMPLIANCE WITH THE TERMS OF THIS CREDIT WILL BE DULY HONORED IF DRAWN AND PRESENTED FOR PAYMENT AT THE OFFICES SPECIFIED ABOVE ON OR BEFORE THE EXPIRATION DATE OF THIS LETTER OF CREDIT, AS IT MAY BE EXTENDED AS PROVIDED ABOVE.


EXCEPT SO FAR AS OTHERWISE EXPRESSLY STATED, THIS CREDIT IS SUBJECT TO THE UNIFORM CUSTOMS AND PRACTICE FOR DOCUMENTARY CREDITS (1993 REVISION), INTERNATIONAL CHAMBER OF COMMERCE PUBLICATION NO. 500 (THE "UCP 500").

                                   [SIGNATURE]

                               Exhibit F - Page 4

                              525 CARTIER BOULEVARD WEST, LAVAL, QUEBEC - PAGE 1


                                     ANNEX I


DATE: ____________________________                           REF. NO. _______________


AT SIGHT OF THIS DRAFT

PAY TO THE ORDER OF __________________________________       US [CANADIAN] $ _________


US [CANADIAN] DOLLARS __________________________________________________________


________________________________________________________________________________


DRAWN UNDER __________________________________________ BANK, IRREVOCABLE STANDBY

LETTER OF CREDIT NUMBER NO. ____________________ DATED__________________________



TO:   ___________________________________

      ___________________________________                    _______________________________
                                                             (BENEFICIARY'S NAME)
      ___________________________________


                                                             _______________________________
                                                             AUTHORIZED SIGNATURE



                                Annex 1 - Page 1

                              525 CARTIER BOULEVARD WEST, LAVAL, QUEBEC - PAGE 1


                                    ANNEX II


DATE:
      --------------------------------------
TO:                                                          RE:      IRREVOCABLE STANDBY LETTER OF CREDIT
      --------------------------------------
                                                                      NO.                         ISSUED BY
      --------------------------------------                              -----------------------

      --------------------------------------                          --------------------------------------
                                                                      L/C AMOUNT:


LADIES AND GENTLEMEN:


THE UNDERSIGNED BENEFICIARY HEREBY IRREVOCABLY TRANSFERS TO:


(NAME OF TRANSFEREE)
(ADDRESS)


ALL RIGHTS OF THE UNDERSIGNED BENEFICIARY TO DRAW UNDER THE ABOVE LETTER OF CREDIT UP TO ITS AVAILABLE AMOUNT AS SHOWN ABOVE AS OF THE DATE OF THIS TRANSFER.


BY THIS TRANSFER, ALL RIGHTS OF THE UNDERSIGNED BENEFICIARY IN SUCH LETTER OF CREDIT ARE TRANSFERRED TO THE TRANSFEREE. TRANSFEREE SHALL HAVE THE SOLE RIGHTS AS BENEFICIARY THEREOF, INCLUDING SOLE RIGHTS RELATING TO ANY AMENDMENTS, WHETHER INCREASES OR EXTENSIONS OR OTHER AMENDMENTS, AND WHETHER NOW EXISTING OR HEREAFTER MADE ALL AMENDMENTS ARE TO BE ADVISED DIRECT TO THE TRANSFEREE WITHOUT NECESSITY OF ANY CONSENT OF OR NOTICE TO THE UNDERSIGNED BENEFICIARY.


THE ORIGINAL OF SUCH LETTER OF CREDIT IS RETURNED HEREWITH, AND WE ASK YOU TO ENDORSE THE TRANSFER (IN THE REVERSE THEREOF), AND FORWARD IT DIRECTLY TO THE TRANSFEREE WITH YOUR CUSTOMARY NOTICE OF TRANSFER.

SINCERELY,

__________________________________
(BENEFICIARY'S NAME)


__________________________________
SIGNATURE OF BENEFICIARY
      41.


                               Exhibit F - Page 2

                               525 Cartier Boulevard West, Laval, Quebec, Canada


                                    EXHIBIT J

                               BUYER'S CERTIFICATE

                              CERTIFICATE OF BUYER

         The undersigned hereby certifies to ID BIOMEDICAL CORPORATION, a corporation organized under the laws of the Business Corporations Act of British Columbia ("SELLER") that, as of the date hereof:

1. all of the representations, covenants and warranties of ARE-MA Region No. 15, LLC ("BUYER") made in or pursuant to that certain Purchase and Sale Agreement and Joint Escrow Instructions dated as of __________ ___, 2004 (the "AGREEMENT"), among Buyer and Seller are true, accurate, correct and complete;

2. all conditions to the Closing (as such term is defined in the Agreement) that Buyer was to satisfy or perform have been satisfied and performed; and

3. all conditions to the Closing that Seller was to perform have been satisfied and performed.


BUYER:                   ARE-MA Region No. 15, LLC, a Delaware limited liability
                         company
                         By: ALEXANDRIA REAL ESTATE EQUITIES, L.P., a
                         Delaware limited partnership


                         By: ARE-QRS Corp., as its general partner

                         By: ___________________________________________________

                         Name: _________________________________________________

                         Title: ________________________________________________

                               525 Cartier Boulevard West, Laval, Quebec, Canada


                                    EXHIBIT K

                              SELLER'S CERTIFICATE


         The undersigned hereby certifies to ___________________("BUYER") that, as of the date hereof:

1. all of the representations, covenants and warranties of ID Biomedical Corporation, a corporation organized under the laws of the Business Corporations Act of British Columbia ("SELLER") made in or pursuant to that certain Purchase and Sale Agreement and Joint Escrow Instructions dated as of ________ ___, 2004 (the "AGREEMENT"), between Seller and Buyer are true, accurate, correct and complete;

2. all conditions to the Closing (as such term is defined in the Agreement) that Seller was to satisfy or perform have been satisfied and performed; and

3. all conditions to the Closing that ARE or Buyer was to perform have been satisfied and performed.

Dated ________ ___, 2004               ID Biomedical Corporation, a corporation
                                       organized under the laws of the Business
                                       Corporations Act of British Columbia

                                       By:______________________________________
                                       Name:____________________________________
                                       Its:_____________________________________

                               525 Cartier Boulevard West, Laval, Quebec, Canada


                                 EXHIBIT L

                           BILL OF SALE AND ASSIGNMENT

         THIS BILL OF SALE AND ASSIGNMENT ("BILL OF SALE") is made as of ________ ____, 2001, by _______________, a _______________ ("SELLER"), to
ARE-______________, a ________________________ ("BUYER").

                                    RECITALS

         A. Seller is the owner of that certain property located in the City of Laval, Province of Quebec (the "PROPERTY"), as more particularly described on EXHIBIT A attached hereto and incorporated herein by reference.

         B. Buyer and Seller have entered into that certain Purchase and Sale Agreement and Joint Escrow Instructions dated as of ________ ___, 2004 (the "PURCHASE AGREEMENT"), with respect to, among other things, the acquisition of the "PERSONAL PROPERTY" and the "INTANGIBLE PROPERTY" (each as defined below), and certain other property.

         C. The Purchase Agreement requires Seller to convey all of Seller's right, title and interest in, to and under the Fixtures and Personal Property and the Intangible Property to Buyer.

         NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Seller hereby agrees as follows:

         1. Unless the context otherwise requires, all capitalized terms used but not otherwise defined herein shall have the respective meanings provided therefor in the Purchase Agreement.

         2. Seller does hereby unconditionally, absolutely, and irrevocably grant, bargain, sell, transfer, assign convey, set over and deliver unto Buyer all of Seller's right, title and interest in and to:

            a. all apparatus, equipment, appliances, and fixtures now located on or in the Land or the Improvements that are immovable property fixtures, built-in machinery or equipment, built-in casework and cabinets, or other items of personal property made an integral part of or permanently physically attached to the Improvements, such as fume hoods, built-in cold rooms, built-in warm rooms, walk-in cold rooms, walk-in warm rooms, deionized water systems, glass washing equipment, cage washers, autoclaves, chillers, fermentors, built-in HVAC, plumbing, electrical and mechanical systems, and other tangible personal property built into or permanently physically attached to the Improvements and used in connection with operation of the Improvements as a research and development facility (collectively, the "PERSONAL PROPERTY"); and

            b. all intangible property now owned by Seller and used solely in connection with the Land, the Improvements or the Personal Property, including, without limitation, building-specific trademarks and trade names, transferable licenses, architectural, site,

                               525 Cartier Boulevard West, Laval, Quebec, Canada

landscaping or other permits, applications, approvals, authorizations and other entitlements, and transferable guarantees and warranties covering the Land and/or Improvements, but only to the extent that these rights are used specifically for the use of the Land, the Improvements or the Personal Property and specifically excluding all intellectual property rights of Seller not used solely with respect to the Land, the Improvements or the Personal Property, all contract rights (including rights under the Service Contracts (as hereinafter defined)), books, records, reports, test results, environmental assessments, as-built plans, specifications and other similar documents and materials relating to the use or operation, maintenance or repair of the Property and the operation of a research and development facility thereon, or the construction or fabrication thereof, and all transferable utility contracts, in each case only to the extent used in connection with the Land, Improvements or Personal Property (collectively, the "INTANGIBLE PROPERTY" and, together with the Personal Property, the "PROPERTY").

         3. Buyer hereby expressly assumes, for itself and its successors, assigns and legal representatives, the Service Contracts and all of the obligations and liabilities, fixed and contingent, of Seller thereunder accruing from and after the date hereof with respect thereto and agrees to (a) be fully bound by all of the terms, covenants, agreements, provisions, conditions, obligations and liability of Seller thereunder, which accrue from the date hereof, and (b) keep, perform and observe all of the covenants and conditions contained therein on the part of Seller to be kept, performed and observed, from and after the date hereof. Notwithstanding any provision hereof to the contrary, the parties hereby agree that the Service Contracts may remain in the name of Seller or Seller's affiliate, ID Biomedical of Quebec ("IDBQ"), so long as the lease ("Lease") of event date herewith between Buyer, as landlord, and IDBQ remains in force and effect. Seller, on behalf of itself and its affiliates, including IDBQ, hereby covenants and agrees to cause any Service Contracts in effect as of the expiration or earlier termination of the Lease to be transferred to the name of Buyer upon Buyer's request therefor.

         4. Seller represents and warrants that its title to the Property is free and clear of all liens, mortgages, pledges, security interests, prior assignments, encumbrances and claims of any nature other than the Permitted Exceptions.

         5. Seller hereby agrees to indemnify, protect, defend and hold Buyer harmless from and against any and all claims, losses, damages, costs and expenses (including, without limitation, reasonable attorney's fees and disbursements) incurred or suffered by Buyer in connection with the Property and arising or accruing prior to the Closing. Buyer hereby agrees to indemnify, protect, defend and hold Seller harmless from and against any and all claims, losses, damages, costs and expenses (including, without limitation, reasonable attorney's fees and disbursements) incurred or suffered by Seller in connection with the Property and arising or accruing on or after the Closing.

         6. This Bill of Sale shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

         7. This Bill of Sale and the legal relations of the parties hereto shall be governed by and construed and enforced in accordance with the laws of the Province of Quebec, without regard to its principles of conflicts of law.

                               525 Cartier Boulevard West, Laval, Quebec, Canada

                            [SIGNATURES ON NEXT PAGE]

                               525 Cartier Boulevard West, Laval, Quebec, Canada


         IN WITNESS WHEREOF, this Bill of Sale was made and executed as of the date first above written.

SELLER: ID Biomedical Corporation, a corporation organized under the Business Corporations Act of British Columbia

                                 By:____________________________________________
                                 Name:__________________________________________
                                 Its:___________________________________________

                               525 Cartier Boulevard West, Laval, Quebec, Canada


                                    EXHIBIT A

                                LEGAL DESCRIPTION

                               525 Cartier Boulevard West, Laval, Quebec, Canada


                                    EXHIBIT M

                                 NOTICE OF LEASE



NOTICE is hereby given of a Lease Agreement entered into by A.R.E. QUEBEC NO. 1, INC., as landlord, on o and by ID BIOMEDICAL CORPORATION OF QUEBEC , as tenant (the "Tenant"), on o (the "Lease"), regarding both the land and the building bearing municipal address 525 Cartier Boulevard West, Laval, Quebec, and known and designated as lot number ONE MILLION ONE HUNDRED SIXTY-NINE THOUSAND TWO HUNDRED AND THIRTY-FIVE (1 169 235) of the Cadastre du Quebec, Registration Division of Laval.




                                      TERM

The term of the Lease is for the period of fifteen (15) years commencing on o and expiring on o, 2020 (the "Term").


                           OPTIONS TO EXTEND THE TERM

The Tenant has three (3) options to extend the Term for three (3) additional periods of five (5) years each, the whole pursuant to the terms and conditions of the Lease.


                                EXPANSION OPTION

The Tenant has an expansion option, the whole pursuant to the terms and conditions of the Lease.

                               525 Cartier Boulevard West, Laval, Quebec, Canada



                            REQUEST FOR REGISTRATION

The undersigned requests the Registrar to register the present notice against the Property.


IN WITNESS WHEREOF the undersigned has signed this notice in the City of Montreal, Province of Quebec, this o day of o 2004.


                                            ____________________________________
                                            Name:
                                            Title:


                          DECLARATION OF CERTIFICATION


I, the undersigned, o, advocate, certify that:

1.       I have verified the identity, quality and capacity of o;

2. this notice for registration of the rights resulting from a lease is valid as to its form;

3. this notice for registration of the rights resulting from a lease represents the will expressed by o; and

4. the content of this notice for registration of the rights resulting from a lease is accurate.

CERTIFIED AT the City of Montreal, Province of Quebec, on the o day of o 2004.


                                            ____________________________________
                                            o
                                            Advocate
                                            [insert address]

                               525 Cartier Boulevard West, Laval, Quebec, Canada

                                    EXHIBIT N

                                FORM OF GUARANTEE

                               GUARANTEE OF LEASE

         GUARANTEE OF LEASE made as of the _____ day of _________, 2005 by ID Biomedical Corporation, a corporation organized under the Business Corporations Act of British Columbia, having an address of 19204 North Creek Parkway, Suite 100, Bothell, WA 98011 ("Guarantor") to A.R.E. Quebec No. 1, Inc., a Quebec corporation having an address c/o Alexandria Real Estate Equities 135 N. Los Robles Avenue, Suite 250, Pasadena, CA 91101 ("Landlord").

         Reference is made to the following facts:

         A. Landlord has requested Guarantor to guarantee a lease (the "Lease"), dated as of the date hereof with ID Biomedical Corporation of Quebec, a Quebec corporation, as tenant ("Tenant"), with respect to certain premises at 525 Cartier Boulevard West, Laval, Quebec. Defined terms used herein and not otherwise defined shall have the meanings assigned to such terms in the Lease.

         B.       Tenant is an affiliate of Guarantor.

         C. Guarantor is willing to guarantee performance by Tenant of the covenants contained in the Lease on the part of Tenant to be performed, to induce Landlord to enter into the Lease with Tenant.

         NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, Guarantor hereby agrees with and guarantees to Landlord as follows:

         1. Guarantor unconditionally, absolutely and irrevocably guarantees to Landlord the prompt payment when due of the rent, additional rent and other charges payable under the Lease, the full and faithful performance, and observance of any and all covenants, conditions, obligations and agreements, present and future, contained in the Lease (collectively, the "Covenants") on the part of Tenant to be performed and observed, and the payment of all costs, expenses and damages which may arise as a result of any Tenant default under the Lease, or any default under this Guarantee; and Guarantor unconditionally covenants and agrees with Landlord that, if default or breach shall at any time be made by Tenant in the Covenants to pay rent, additional rent, or to perform any of the other Covenants contained in the Lease, and notice of such default or breach shall have been given by Landlord to Tenant to the extent required under the Lease, and neither Tenant nor Guarantor shall have cured such default or breach within the applicable grace period, if any, provided for in the Lease, Guarantor shall perform the Covenants, pay the rent, additional rent or other charges or arrears thereto that may remain due thereon to Landlord, and pay any and all damages stipulated in the Lease with respect to the non-performance of the Covenants.

                               525 Cartier Boulevard West, Laval, Quebec, Canada

         2. Guarantor expressly agrees that the liability of Guarantor hereunder shall not be impaired, abated, deferred, diminished, modified, released, terminated or discharged, in whole or in part, or otherwise affected by any of the following:

            (a) any amendment or modification of the provisions of the Lease, except to the extent of any amendment or modification as to which Guarantor has not provided its consent;

            (b) any extensions of time for performance, whether in whole or in part, of the Covenants under the Lease on the part of Tenant to be performed given prior to or after default thereunder;

            (c) any exchange, surrender or release, in whole or in part of any security which may be held by Landlord at any time for or under the Lease;

            (d) any other guarantee now or hereafter executed by Guarantor or anyone else except as may be otherwise provided in the Lease;

            (e) any waiver of or assertion or enforcement or failure or refusal to assert or enforce, in whole or in part, any Covenants, claims, causes of action, rights or remedies which Landlord may, at any time, have under the Lease or with respect to any guarantee or any security which may be held by Landlord at any time under the Lease or with respect to Tenant;

            (f) the release of any other guarantor from liability for the performance or observance of any other covenants under the Lease on the part of Tenant to be performed, whether by operation of law or otherwise;

            (g) Landlord's consent to any assignment or subletting of the Lease by Tenant, or any subletting of the Premises demised under the Lease by Tenant;

            (h) the failure to give Guarantor any notices whatsoever, except to the extent that any notices are expressly required to be given to Guarantor under the Lease;

            (i) any rights, powers or privileges Landlord may now or hereafter have against any person, entity or collateral;

            (j) any assignment, conveyance, mortgage, merger or other transfer, voluntary or involuntary (whether by operation of law or otherwise), of all or any part of Tenant's interest in the Lease or the occurrence of any such assignment, conveyance, mortgage, merger or other voluntary or involuntary transfer which results in Guarantor becoming Tenant under the Lease;

            (k) any assignment, conveyance, mortgage, merger or other transfer, voluntary or involuntary (whether by operation of law or otherwise), of all or part of the interest or rights of Landlord under the Lease; or

            (l) any failure to enforce any of the terms, covenants or conditions of the Lease or this Guarantee; or

                               525 Cartier Boulevard West, Laval, Quebec, Canada

            (m) any loss or diminution of capacity of the Tenant or the Guarantor.



            In the event that any agreement or stipulation between Landlord and Tenant shall extend the time of performance or modify or waive any of the covenants of the Lease on the part of Tenant to be performed, Guarantor shall continue to be liable upon its guarantee according to the tenor of any such agreement or stipulation.

         3. To hold Guarantor liable under this Guarantee no demand shall be required. Landlord shall have the right to enforce this Guarantee without pursuing any rights or remedies of Landlord against Tenant or any other party, or any security Landlord may hold; it being intended that if (i) there shall occur any breach, insolvency or bankruptcy default or any other default by Tenant in the performance or observance of any Covenant in the Lease, (ii) notice of any such default or breach shall have been given by Landlord to Tenant, and (iii) Tenant and Guarantor shall have failed to cure such default or breach within the applicable grace period, if any, then Guarantor shall be obligated to perform its obligations hereunder. Landlord may, at its option but after the expiration of any applicable grace periods under the Lease, proceed against Guarantor, or any one or more guarantors if there be more than one, without having commenced any action, or having obtained any judgment against Tenant or against Guarantor or against any other guarantor if there be more than one; and Guarantor's and each other guarantor's liability with regard to the Lease shall be as a solidary codebtor, with the same force and effect as if Guarantor and each other guarantor had originally signed the Lease as a tenant. For greater certainty, the Guarantor hereby binds itself with the Tenant as solidary codebtor for the payment and performance of the Covenants and other obligations hereby guaranteed.

4. Guarantor hereby expressly waives and releases (i) notice of the acceptance of this Guarantee (any requirement for acceptance of this Guarantee by Landlord is hereby waived) and notice of any change in Tenant's financial condition; (ii) the right to interpose all substantive and procedural defenses of the law of guarantee, indemnification and suretyship, except the defenses of prior payment or prior performance by Tenant or Guarantor (of the obligations which Guarantor is called upon to pay or perform under this Guarantee); (iii) all rights and remedies accorded by applicable law to guarantors, or sureties, including without limitation, any extension of time conferred by any law now or hereafter in effect; (iv) the right to interpose any defense (except as allowed under (ii) above), set off, compensation, or counterclaim (unless the failure to interpose such counterclaim would constitute a bar to a separate proceeding and a waiver of such claim) of any nature or description in any action or proceeding (provided nothing stated herein shall prevent Guarantor from bringing a separate proceeding of any nature or description), except to the extent Tenant may interpose the same under the Lease, and (v) any right or claim or right to cause a marshalling of Tenant's assets or to cause Landlord to proceed against Tenant, and/or any collateral held by Landlord at any time or in any particular order. For greater certainty, the Guarantor hereby (i) waives all benefits of discussion and division, (ii) irrevocably renounces to every right it may acquire to be released from this Guarantee pursuant to (REDACTED) and (iii) irrevocably renounces to any rights it may acquire to be released from this Guarantee consequently to the cessation of any of its duties towards the Guarantor, including to the benefit of (REDACTED). Furthermore, the Guarantor assumes all risks of superior force, and consequently must execute its obligations in strict compliance with the terms of this Guarantee

                               525 Cartier Boulevard West, Laval, Quebec, Canada

notwithstanding the existence or occurrence of a superior force within the meaning given to such expression in (REDACTED).

         5. Without limiting Guarantor's obligations elsewhere under this Guarantee, Guarantor agrees that if Tenant, or Tenant's trustee, receiver or other officer with similar powers with respect to Tenant, rejects, disaffirms or otherwise terminates the Lease pursuant to any bankruptcy, insolvency, reorganization, moratorium or any other law affecting creditors' rights generally, Guarantor shall automatically be deemed to have assumed, from and after the date such rejection, disaffirmance or other termination of the Lease is deemed effective, all obligations and liabilities of Tenant under the Lease to the same extent as if Guarantor had been originally named instead of Tenant as a party to the Lease and the Lease had never been so rejected, disaffirmed or otherwise terminated. Guarantor, upon such assumption, shall be obligated to perform and observe all of the terms, conditions and covenants of the Lease to be observed and performed by Tenant thereunder whether theretofore accrued or thereafter accruing, and Guarantor shall be subject to any rights or remedies of Landlord which may have theretofore accrued or which may thereafter accrue against Tenant on account of any default under the Lease, notwithstanding that such defaults existed prior to the date Guarantor was deemed to have automatically assumed the Lease or that such rights or remedies are unenforceable against Tenant by reason of such rejection, disaffirmance or other termination. Guarantor shall confirm such assumption in writing at the request of Landlord upon or after such rejection, disaffirmance or other termination, but the failure to do so shall not affect such assumption. Guarantor, upon the assumption of the Lease, shall have all the rights of Tenant under the Lease (to the extent permitted by law). Neither Guarantor's obligation to make payment in accordance with the terms of this Guarantee nor any remedy for the enforcement thereof shall be impaired, modified, changed, stayed, released or limited in any manner whatsoever by any impairment, modification, change, release, limitation or stay of the liability of Tenant or its estate in bankruptcy or any remedy for the enforcement thereof, resulting from the operation of any present or future provision of the Bankruptcy Code of the United States, the Bankruptcy and Insolvency Act (Canada), or other statute or from the decision of any court interpreting any of the same, and Guarantor shall be obligated under this Guarantee as if no such impairment, stay, modification, change, release or limitation had occurred. The liability of Guarantor hereunder shall in no way be affected by any disability or loss or diminution of capacity of Tenant or the cessation from any cause whatsoever of the liability of Tenant. Without limiting the generality of the foregoing, Guarantor hereby waives all suretyship defenses or defenses in the nature thereof.

         6. This Guarantee and all rights, obligations and liabilities arising hereunder shall be construed according to the laws of the Province of Quebec. Guarantor hereunder agrees that any legal action, suit, or proceeding against it with respect to its obligations, liabilities or any other matter under or arising out of or in connection with this Guarantee or for recognition or enforcement of any judgment rendered in any such action, suit or proceeding shall be brought in the courts of the Province of Quebec, by execution and delivery of this Guarantee, Guarantor hereby irrevocably accepts and submits to the venue and non-exclusive jurisdiction of each of the aforesaid courts IN PERSONA, generally and unconditionally with respect to any such action, suit, or proceeding for itself and in respect of its property. Guarantor further agrees that final judgment against it in any action, suit, or proceeding referred to herein shall be conclusive and



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                               525 Cartier Boulevard West, Laval, Quebec, Canada

may be enforced in any other jurisdiction by suit on the judgment, a certified or exemplified copy of which shall be conclusive evidence of the fact and of the amount of its indebtedness.

         7. Until all the Covenants in the Lease on Tenant's part to be performed and observed are fully performed and observed, Guarantor: (a) shall have no right of subrogation against Tenant by reason of any payments or acts of performance by Guarantor, in compliance with the obligations of Guarantor hereunder; and (b) subordinates any liability or indebtedness of Tenant now or hereafter held by Guarantor to the obligations of Tenant to Landlord under the Lease.

         8. Guarantor represents and warrants to Landlord that as of the date hereof:

            (a) Guarantor has full power, authority, legal standing and capacity to enter into this Guarantee, and abide by the terms hereof, including, without limitation, the payment of all moneys required herein.

            (b) The execution, delivery and performance by Guarantor of this Guarantee has been duly authorized by all necessary corporate action.

            (c) This Guarantee constitutes the legal, valid and binding obligation of Guarantor, enforceable in the courts of the Province of Quebec in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, and other laws affecting creditors' rights generally, to moratorium laws from time to time in effect and to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law.)

            (d) Guarantor is an affiliate of Tenant, and has received full, fair and adequate consideration for the within Guarantee.

         9. If Landlord shall be obligated by reason of any bankruptcy, insolvency or other legal proceeding to pay or repay to Tenant or to any trustee, receiver or other representative of the Tenant, any amounts previously paid by Tenant pursuant to the Lease, Guarantor shall reimburse Landlord for any such payment or repayment and this Guarantee shall extend to the extent of such payment or repayment made by Landlord.

         10. Guarantor shall, at any time and from time to time, within ten (10) days following the request by Landlord, execute, acknowledge and deliver to Landlord a statement certifying that this Guarantee is unmodified and in full force and effect (or if there have been modifications, that the same is in full force and effect as modified and stating such modifications) and that to the best of Guarantor's knowledge, Guarantor is not in default hereunder (or if there is such a default, describing such default in reasonable detail).

         11. All remedies afforded to Landlord by reason of this Guarantee or the Lease, or otherwise available under applicable law, are separate and cumulative remedies and it is agreed that no one remedy, whether or not exercised by Landlord, shall be deemed to be in exclusion of any other remedy available to Landlord and shall not limit or prejudice any other remedy which Landlord may have under applicable law.



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                               525 Cartier Boulevard West, Laval, Quebec, Canada

         12. If there is more than one guarantor of the Lease, Guarantor and such other guarantor(s) shall be solidarily liable. Guarantor represents that, as of the date hereof, Guarantor is the sole shareholder of Tenant.

         13. If any term, covenant, condition or provision of this Guarantee or the application thereof to any circumstance or to Guarantor shall be invalid or unenforceable to any extent, the remaining terms, covenants, conditions and provisions of this Guarantee or the application thereof to any circumstances or to Guarantor, other than those as to which any term, covenant, condition or provision is held invalid or unenforceable, shall not be affected thereby and each remaining term, covenant, condition and provision of this Guarantee shall be valid and shall be enforceable to the fullest extent permitted by law.

         14. This Guarantee may be modified only by an instrument in writing signed by duly authorized representatives of Landlord and Guarantor.

         15. Whenever, by the terms of this Guarantee, notice shall or may be given either to Landlord or to Guarantor, such notice shall be in writing and shall be sent by registered or certified mail, postage prepaid or by so-called "express" mail (such as Federal Express or U.S. Postal Service Express Mail):

            If intended for Landlord, addressed to Landlord at the address first set forth above, or to such other address or addresses as may from time to time hereafter be designated by Landlord by like notice.

            If intended for Guarantor, addressed to Guarantor at the address set forth above, or to such other address or addresses as may from time to time hereafter be designated by Guarantor by like notice.

All such notices shall be effective when deposited in the United States mail within the Continental United States or when received by the "express" mail carrier, as the case may be.

         16. This Guarantee shall be binding upon Guarantor and its representatives, successors and assigns, and shall inure to the benefit of and may be enforced by the successors, assigns and grantors of Landlord or by any person to whom Landlord's interest in the Lease or any part thereof, including the rents, may be assigned whether by way of mortgage , hypothec or otherwise. Wherever in this Guarantee reference is made to either Landlord or Tenant, the same shall be deemed to refer also to the then successor or assign of Landlord and the then permitted successor or assignee of Tenant.

         IN WITNESS WHEREOF, Guarantor has executed this Guarantee under seal as of the day and year first above written.


                         ID BIOMEDICAL CORPORATION,
                         a corporation organized under the Business Corporations Act of British Columbia



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

                                 By:____________________________________________
                                    Name:
                                    Title:





                                      N-9
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                               525 Cartier Boulevard West, Laval, Quebec, Canada


                                    EXHIBIT O

                           FORM OF BIKE PATH SERVITUDE

[To be in a form reasonably approved by Seller and Buyer, provided that the same shall include an indemnification against liabilities arising therefrom acceptable to Buyer's counsel]









                                     Page i

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      ID Biomedical Corporation


                                      By:  /s/ Anthony F. Holler
                                          --------------------------------------
                                      Anthony F. Holler, Chief Executive Officer

Date: January 21, 2005